Pursuant to Rule 424(b)4
Registration Statement No. 333-126640
$4,000,000,000
Offer to Exchange
$1,000,000,000 Floating Rate Notes due 2007,
$2,500,000,000 6.375% Notes due 2010
and
$500,000,000 6.875% Notes due 2015,
which have been registered under the Securities Act of 1933, for any and all outstanding
$1,000,000,000 Floating Rate Notes due 2007,
$2,500,000,000 6.375% Notes due 2010
and
$500,000,000 6.875% Notes due 2015,
which have not been registered under the Securities Act of 1933 of
Residential Capital Corporation

       • The exchange offer expires at 5:00 p.m., New York City time, on October 27, 2005, unless extended.

•	All outstanding old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new notes to be issued are substantially identical to your old notes, except that the new notes will not have transfer restrictions, and you will not have registration rights.

•	The exchange notes will be fully and unconditionally guaranteed by certain of our subsidiaries.

•	There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange other than the Euromtf.

•	All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act of 1933. See “Plan of Distribution.”

      For a discussion of important factors that you should consider before you participate in the exchange offer, see “Risk Factors” beginning on page 11 of this prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The date of this prospectus is September 27, 2005.

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
DESCRIPTION OF THE NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET
CONDENSED CONSOLIDATED STATEMENT OF INCOME
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
COMBINED BALANCE SHEET December 31, 2004 and 2003
COMBINED STATEMENT OF INCOME Years Ended December 31, 2004, 2003, and 2002
COMBINED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY Years Ended December 31, 2004, 2003, and 2002
COMBINED STATEMENT OF CASH FLOWS Years Ended December 31, 2004, 2003, and 2002

SUMMARY
      This summary contains basic information about this exchange offer. It does not contain all of the information that may be important to you in deciding to participate in the exchange offer. You should read this entire prospectus, including the financial statements and corresponding notes, before making a decision to participate in the exchange offer. As used in this prospectus, the terms “ResCap,” “the company,” “we,” “our” and “us” refer to Residential Capital Corporation and its subsidiaries as a combined entity, except in the discussion under the heading “Description of the Notes” and in other places where it is clear that the terms mean only Residential Capital Corporation. As used in this prospectus, the term “floating rate notes” refers to the Floating Rate Notes due 2007, the term “fixed-rate notes” refers to the 6.375% Notes due 2010 and the 6.875% Notes due 2015 collectively, and the term “notes” refers to the floating rate notes and fixed-rate notes, collectively.
      In this prospectus we describe our business as if it were our business for all historical periods described. However, Residential Capital Corporation is a newly formed entity that did not conduct any operations prior to the transfer of our wholly-owned subsidiaries GMAC Residential Holding Corp. and GMAC-RFC Holding Corp. to us in March 2005. We conduct our operations through four operating segments: GMAC Residential, which represents substantially all of the operations of GMAC Residential Holding, and the Residential Capital Group, Business Capital Group and International Business Group, representing substantially all of the operations of RFC Holding. References in this prospectus to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of GMAC Residential Holding and RFC Holding and their respective subsidiaries as they were conducted prior to their transfer to us.
Our Company
      We are a leading real estate finance company focused primarily on the residential real estate market. Our globally diversified businesses include:

•	U.S. Residential Real Estate Finance — We are one of the largest participants in the U.S. residential real estate finance industry. We operate this business through two segments, GMAC Residential of GMAC Residential Holding and the Residential Capital Group of RFC Holding. Through these segments, we:

—	Originate, purchase, sell and securitize residential mortgage loans throughout the United States. We are the sixth largest producer of residential mortgage loans in the United States, producing approximately $133 billion in residential mortgage loans in 2004, and the fourth largest non-agency issuer of mortgage- backed and mortgage-related asset-backed securities in the United States, issuing more than $51.0 billion of these securities in 2004. Overall, approximately 34% of our U.S. residential mortgage loan production in 2004 conformed to the underwriting standards established by Fannie Mae and Freddie Mac. We sold almost all of these mortgage loans to Fannie Mae and Freddie Mac through sales that take the form of agency-sponsored securitizations.

—	Provide primary and master servicing to investors in our residential mortgage loans and securitizations. As of December 31, 2004, we were the seventh largest servicer of residential mortgage loans in the United States, with a primary servicing portfolio of approximately $304 billion.

—	Provide collateralized lines of credit, which we refer to as warehouse lending facilities, to other originators of residential mortgage loans. As of December 31, 2004, we were the largest provider of such facilities in the United States.

—	Hold a portfolio of residential mortgage loans for investment and retained interests from our securitization activities. This portfolio, which included approximately $57.9 billion in mortgage loans and retained interests as of June 30, 2005, provides us with a longer-term source of revenues.

—	Conduct limited banking activities through our federally chartered savings bank, GMAC Bank.

—	Provide real estate closing services.

•	Business Capital — Through our Business Capital Group, we provide financing and equity capital to residential land developers and homebuilders. We also provide financing to resort developers and healthcare-related enterprises.

•	International — Through our International Business Group, we originate, purchase, sell and securitize residential mortgage loans in the United Kingdom, The Netherlands, Germany, Canada and Mexico. We also extend credit to companies involved in residential real estate development in Mexico and provide warehouse lending facilities to Mexican mortgage originators. We believe that we are the largest originator of nonprime residential mortgage loans in the United Kingdom, originating approximately $4.8 billion of such loans in 2004. We produced approximately $14 billion in residential mortgage loans outside the United States in 2004 and serviced approximately $20 billion in such loans as of June 30, 2005.
      We also provide complementary real estate services, including real estate brokerage and relocation services.
      We are a wholly-owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly-owned subsidiary of General Motors Acceptance Corporation. GMAC is a wholly-owned subsidiary of General Motors Corporation. GMAC caused the formation of ResCap because it believed that the formation of a holding company with a separate credit rating based on a separate capital structure would enhance the liquidity and cost effectiveness of the financing of its residential mortgage operations.
      We employ approximately 13,600 people worldwide. Our headquarters are located at 8400 Normandale Lake Boulevard in Minneapolis, Minnesota and our telephone number is (952) 857-8700. We were incorporated in Delaware in August 2004.
Recapitalization
      Prior to the offering of the old notes, our subsidiaries funded their operations through a combination of sales and securitizations of mortgage loans and borrowings under secured and unsecured lines of credit. The lender under most of the unsecured lines of credit was GMAC. We and certain other GMAC subsidiaries were parties to a domestic line of credit with GMAC of up to $20 billion, of which our subsidiaries had borrowed approximately $8.6 billion as of March 31, 2005. In May 2005, GMAC contributed $2 billion to our capital by forgiving $2 billion of our indebtedness outstanding under the line of credit.
      Concurrently with the closing of the offering of the old notes, the domestic line of credit with GMAC was amended to remove us as a borrower, and our portion of the line of credit (and our indebtedness outstanding thereunder) was converted into:

•	a subordinated note in an aggregate principal amount of $5 billion, maturing September 30, 2015;

•	a new revolving line of credit, which ranks equally with the notes and expires in 2007, in an aggregate principal amount of up to $2.5 billion, under which we had no amounts outstanding as of the closing of the offering of the old notes; and

•	a term loan in a principal amount of $1.5 billion, which ranks equally with the notes and matures in 2006.
We repaid the remaining amounts outstanding under the existing domestic GMAC line of credit with a portion of the proceeds from the offering of the old notes.
      We refer to these transactions (other than the offering of the old notes) in this prospectus as the recapitalization transactions. See “Management’s Discussion and Analysis of Financial Condition and Results — Liquidity and Capital Resources — Recapitalization” and “Related Party Transactions” for

more information regarding these transactions and other transactions that we have entered into with GMAC and its affiliates.
      In July 2005, we obtained $3.5 billion in credit facilities from a group of lenders. These credit facilities are comprised of a $1.75 billion term loan due in 2008, an $875 million revolving credit facility due in 2006 and an $875 million revolving credit facility due in 2008. The facilities rank equally with the notes. At the closing of the bank facilities, we borrowed the entire $1.75 billion under the term loan and repaid all amounts then outstanding under the $1.5 billion term loan from GMAC plus accrued interest.
      In connection with the recapitalization, we also entered into an operating agreement (attached to this prospectus as Appendix A) and certain other agreements with GM and GMAC at the closing of the offering of the old notes. The operating agreement requires that we have at least two independent directors, the affirmative vote of a majority of which will be required for certain actions, and restricts, among other things, our payment of dividends and our repayment of subordinated debt owed to GMAC. See “Related Party Transactions — Transactions in Connection with Our Recapitalization” for more information regarding these agreements.

Summary of the Exchange Offer

Old Notes	Floating rate notes due 2007 6.375% notes due 2010 6.875% notes due 2015

The old notes were issued in a transaction exempt from registration under the Securities Act of 1933 and are subject to transfer restrictions and entitled to registration rights.

New Notes	Floating rate notes due 2007 6.375% notes due 2010 6.875% notes due 2015

The issuance of the new notes has been registered under the Securities Act. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes.

The Exchange Offer	We are offering to issue up to:

• $1.0 billion of new floating rate notes due 2007 in exchange for the same principal amount of old floating rate notes due 2007,

• $2.5 billion of new 6.375% notes due 2010 in exchange for the same principal amount of old 6.375% notes due 2010, and

• $500 million of new 6.875% notes due 2015 in exchange for the same principal amount of old 6.875% notes due 2015,

to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in a transaction exempt from registration under the Securities Act.

Tenders, Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 27, 2005, unless extended in our sole and absolute discretion. By tendering your old notes, you represent that:

• you are not an “affiliate,” as defined in Rule 405 under the Securities Act;

• any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

• at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;

• if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act; and

• if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion below under the heading “Plan of Distribution.”

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on October 27, 2005. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, which we sometimes refer to in this prospectus as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered old notes, see the discussion below under the headings “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes” and “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	We are not required to accept for exchange or to issue new notes in exchange for any old notes and we may terminate or amend the exchange offer if any of the following events occur prior to the expiration of the exchange offer:

• the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

• an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

• we do not receive all governmental approvals that we believe are necessary to consummate the exchange offer; or

• there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

We may waive any of the above conditions in our reasonable discretion. All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See the discussion under the heading “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	Unless you comply with the procedures described under the heading “The Exchange Offer — Guaranteed Delivery Procedures,” you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

• tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to Deutsche Bank Trust Company Americas, as exchange agent, at the address listed below under the heading “The Exchange Offer — Exchange Agent;” or

• tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, Deutsche Bank Trust Company Americas, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion under the heading “The Exchange Offer — Book- Entry Transfers.”

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but

• the old notes are not immediately available;

• time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or

• the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer;

then you may tender old notes by following the procedures described under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material United States Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion under the heading “Material U.S. Federal Income Tax Considerations” for more information regarding the United States federal income tax consequences of the exchange offer to you. You should consult your own tax advisor as to the tax consequences of the exchange to you.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is serving as the exchange agent in connection with the exchange offer. You can find the address and telephone number of the exchange agent under the heading “The Exchange Offer — Exchange Agent.”

Resales	Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in interpretive letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the new notes in the ordinary course of your business;

• you are not a broker or dealer that purchased old notes from us to resell them in reliance on Rule 144A under the Securities Act or any other available exemption under the Securities Act;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and

• you are not an affiliate of ours.

If you are an affiliate of ours or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

• you cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

• you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

Furthermore, any broker-dealer that acquired any of its old notes directly from us must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Broker-Dealers	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market-making activities or other trading activities. See the discussion under the heading “Plan of Distribution” for more information.

Registration Rights	When we issued the old notes in June 2005, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to file with the Securities and Exchange Commission and cause to become effective a registration statement relating to an offer to exchange the old notes for the new notes.
Consequences of Not Exchanging Old Notes
      If you do not exchange your old notes in the exchange offer, you will continue to be subject to the transfer restrictions described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.
      We do not intend to register the old notes under the Securities Act. For more information regarding the consequences of not tendering your old notes see the discussion under the heading “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”
Summary Description of the New Notes
      The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.
      The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from June 24, 2005, the date that the old notes were issued. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 24, 2005. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on such old notes otherwise payable on any interest payment date which occurs on or after consummation of the exchange offer.

The Notes
      The following is a brief summary of the terms of the notes. For a more complete description, see the discussion under the heading “Description of the Notes.”

Issuer	Residential Capital Corporation

Notes Offered	$1,000,000,000 aggregate principal amount of floating rate notes. $2,500,000,000 aggregate principal amount of 6.375% notes due 2010. $500,000,000 aggregate principal amount of 6.875% notes due 2015.

Maturity	The floating rate notes will mature on June 29, 2007. The notes due 2010 will mature on June 30, 2010 unless redeemed earlier by us as described under the heading “Description of the Notes — Optional Redemption.” The notes due 2015 will mature on June 30, 2015 unless redeemed earlier by us as described under the heading “Description of the Notes — Optional Redemption.”

Interest Rate	The floating rate notes will bear interest at a variable rate reset for each interest period based on three-month LIBOR plus 1.375% as described under the heading “Description of the Notes — Principal Amount; Maturity and Interest — Floating Rate Notes.” The notes due 2010 will bear interest at a rate of 6.375% per year. The notes due 2015 will bear interest at a rate of 6.875% per year. The interest rate applicable to the notes will adjust under the circumstances described under the headings “Description of the Notes — Principal Amount; Maturity and Interest — Interest Rate Adjustments” and “Description of the Notes — Registration Rights; Additional Interest.”

Interest Payment Dates	We will pay interest on the floating rate notes on March 29, June 29, September 29 and December 29 each year, beginning on September 29, 2005. We will pay interest on the fixed-rate notes on June 30 and December 30 each year, beginning on December 30, 2005.

Optional Redemption	The floating rate notes are not redeemable prior to maturity. We may redeem the fixed-rate notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days’ notice, subject to the payment of a make-whole premium, if any, as described under the heading “Description of the Notes — Optional Redemption.”

Guarantees	Certain of our subsidiaries have unconditionally guaranteed the payment of principal, interest and premium, if any, on the notes, as described under the heading “Description of the Notes — Guarantees.”

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. Similarly, the guarantees are the subsidiary guarantors’ senior unsecured obligations and will rank equally with all of the respective subsidiary guarantor’s other existing and future unsecured, unsubordinated obligations. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of June 30, 2005, ResCap had approximately $10.5 billion in indebtedness, $5.5 billion of which ranks equal to the notes and none of which was secured; the guarantor subsidiaries had approximately $18.4 billion in indebtedness, all of which ranks equal to the notes and $6.9 billion of which was secured; and ResCap’s non-guarantor subsidiaries had approximately $66.6 billion in indebtedness, all of which ranks equal to the notes and $63.6 billion of which was secured.

Additional Issues	We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes of a series ranking equally with the existing notes of that series in all respects. These additional notes may be consolidated and form a single series with the existing series of the notes and have the same terms as to status, redemption or otherwise as such series of notes.

Listing	Application has been made to list the notes on the Euromtf. The prospectus includes particulars given in compliance with the rules governing the listing of securities on the Euromtf. We accept full responsibility for the accuracy of the information contained in this prospectus and, having made all reasonable inquiries, confirm that, to the best of our knowledge and belief, there are no other facts the omission of which would make any statement contained in this prospectus misleading. Except as disclosed in this prospectus, as of the date of this prospectus there has been no material adverse change in our financial condition or business since December 31, 2004.

RISK FACTORS
      You should carefully consider the following risk factors and all the other information contained in this prospectus before making an investment decision.
Risks Related to the Exchange Offer

An active trading market may not develop for the new notes, which may make it more difficult for you to sell the new notes or may adversely affect the prices at which you are able to sell your new notes.
      The new notes are new securities for which there is currently no market. We have applied to list the notes on the Euromtf, but we do not intend to list the new notes on any other securities exchange or market. We are under no obligation to maintain the listing of the notes, and noteholders should be aware that if the maintenance of the listing of the notes becomes, in our opinion, unduly burdensome, we may delist the notes. We cannot assure you as to the liquidity of markets that may develop for the new notes, your ability to sell the new notes or the price at which you would be able to sell the new notes. If such markets were to exist, the new notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.
Risks Related to Our Business

Our business requires substantial capital, and if we are unable to maintain adequate financing sources our profitability and financial condition will suffer and jeopardize our ability to continue operations.
      We require substantial capital to support our operations and growth plans. Our primary sources of financing include our securitization activities, whole-loan sales, secured aggregation facilities, asset-backed commercial paper facilities, repurchase agreements and borrowings from GMAC. As of June 30, 2005, we had approximately $22 billion of liquidity commitments for asset-backed commercial paper facilities, secured aggregation facilities and repurchase agreements.
      Immediately following the restructuring transactions and the closing of the offering of the old notes, we had domestic lines of credit and term borrowings from GMAC totaling $9.0 billion and approximately $3.7 billion of credit facilities outside the United States from GMAC. We intend to replace most of our GMAC credit facilities with credit facilities from, and debt issuances to, third parties during the next several years. If we cannot maintain or replace any of our current facilities on comparable terms and conditions, we may incur substantially higher interest expense, which would reduce our profitability.
      In the past, the counterparties on some of our funding sources have relied on GMAC guarantees to support our obligations under those arrangements. We have terminated or replaced many of the GMAC guarantees with guarantees from ResCap in connection with the offering of the old notes and intend to terminate or replace the remainder of the GMAC guarantees over the next several months. If we are unable to replace these guarantees by maturity, those funding sources may not be available to us in the future.
      During volatile times in the capital and secondary markets, access to aggregation and other forms of financing, as well as access to securitization and secondary markets for the sale of our loans, has been severely constricted. If we are unable to maintain adequate financing or other sources of capital are not available, we could be forced to suspend, curtail or reduce our operations, which could harm our revenues, profitability, financial condition and business prospects.

Our earnings may decrease because of increases or decreases in interest rates.
      Our profitability may be directly affected by changes in interest rates. The following are some of the risks we face relating to an increase in interest rates:

•	Rising interest rates generally reduce our residential mortgage loan production as borrowers become less likely to refinance and acquiring a new home becomes more expensive. Rising interest rates may also reduce demand for our other lending activities, including our warehouse lending and business capital activities. If demand for our loans decreases, our earnings may decrease.

•	During periods of rising interest rates, the value and profitability of our mortgage loans may be harmed from the date of origination (or interest rate lock) or purchase commitment until the date we sell or securitize the mortgage loans. In addition, the spread between the interest we receive on our mortgage loans during this aggregation period and our funding costs may be reduced by increases in market interest rates.

•	Rising interest rates will generally reduce the value of mortgage loans and retained interests held in our investment portfolio. For example, some of the interests we retain in connection with our securitizations are entitled to cash-flows that primarily represent the difference between the amount of interest collected on the underlying mortgage loans and the amount of interest payable to the holders of senior securities in the related securitization. In certain of these securitizations, the underlying mortgage loans generally have fixed interest rates for the first two or three years while the interest rate payable to holders of the senior securities is generally based on an adjustable London Inter-Bank Offered Rate, or LIBOR. In other securitizations, the underlying mortgage loans have variable interest rates that are based on indices other than LIBOR while the interest rate payable to holders of securities is generally based on LIBOR. If LIBOR increases during the time that the mortgage loans are fixed, or increases at a faster rate than the rate at which the underlying loans adjust, the income and value of our retained interests from these securitizations will be reduced. This would reduce the amount of cash we receive over the life of the loans in securitizations structured as financings and from our retained interests, and could require us to reduce the carrying value of our retained interests.

•	Rising interest rates will generally reduce the demand for residential real estate related services, including our brokerage, relocation and settlement services, which may reduce the income we receive from these services.

      We are also subject to risks from decreasing interest rates. For example, a significant decrease in interest rates could increase the rate at which loans are prepaid, which also could require us to write down the value of our retained interests. Moreover, if prepayments are greater than expected, the cash we receive over the life of our mortgage loans held for investment and our retained interests would be reduced. Higher-than-expected prepayments could also reduce the value of our mortgage servicing rights and, to the extent the borrower does not refinance with us, the size of our servicing portfolio. Therefore, any such changes in interest rates could harm our revenues, profitability, financial condition and business prospects.

Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates.
      We employ various economic hedging strategies to mitigate the interest rate and prepayment risk inherent in many of our assets, including our mortgage loan inventory, our mortgage servicing rights and our portfolio of mortgage loans held for investment and retained interests. We use various derivative and other financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase these items, futures and forward contracts, and/or purchasing or selling U.S. Treasury securities. Our hedging decisions in the future will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy. Additionally, we maintain a cash margin account against some hedges, the amount of which fluctuates with changes in interest rates. Any significant change in interest rates could result in a significant margin call, which would require us to provide the counterparty with additional cash collateral. Any such margin call could harm our liquidity, profitability, financial condition and business prospects.
      We also seek to manage interest rate risk in our U.S. residential real estate finance business partially by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio. We do this because changes in interest rates can have opposite impacts on these business activities. For example, a decline in interest rates generally leads to accelerated prepayments in our mortgage servicing portfolio, which negatively affects the value of our mortgage servicing rights. However, this same decline in interest rates generally leads to an increase in the volume of our loan production and related earnings. Conversely, an increase in interest rates generally leads to a decrease in prepayments of mortgage loans we service, which positively affects the value of our mortgage servicing rights. This same interest rate increase, however, generally causes a decrease in the volume of our loan production and related earnings.
      Our hedging strategies may not be effective in mitigating the risks related to changes in interest rates. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. There have been periods, and it is likely that there will be periods in the future, during which we incur losses after accounting for our hedging strategies. The success of our interest rate risk management strategy is largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayment speeds, we may incur losses that could adversely affect our profitability and financial condition.

We use estimates and various assumptions in determining the fair value of certain of our assets, and in determining our allowance for loan losses. If our estimates or assumptions prove to be incorrect, we may be required to write down the value of these assets or increase our allowance for loan losses, either of which could adversely affect our earnings and financial condition.
      We use estimates and various assumptions in determining the fair value of our mortgage servicing rights and retained interests from our securitizations, and in determining our allowance for loan losses on our portfolio of mortgage loans held for investment and our business lending receivables. As of June 30, 2005, the value on our balance sheet of our mortgage servicing rights was approximately $3.2 billion and of our retained interests was approximately $1.3 billion, and our allowance for loan losses on our mortgage loans held for investment was approximately $933.6 million and on our lending receivables was approximately $160.8 million. The value of these assets and the size of our loss allowances are functions of various estimates and assumptions we use, including delinquency, loss, prepayment speed and discount rate. It is difficult to validate our estimates and assumptions, and our actual experience may differ materially from these estimates and assumptions. A material difference between our estimates and assumptions and our actual experience may adversely affect our cash flow, profitability, financial condition and business prospects.

We remain exposed to credit risk associated with the assets held in our portfolio of mortgage loans held for investment and retained interests, and higher rates of delinquency and default rates could adversely affect our profitability and financial condition.
      We are exposed to delinquencies and losses through our portfolio of retained interests and mortgage loans held for investment. Many of the mortgage loans underlying these retained interests and the mortgage loans held for investment in our portfolio are nonprime, which generally have higher delinquency and loss rates than prime loans. As of June 30, 2005, nonprime mortgage loans were 81% of our mortgage loans held for investment portfolio. Regardless of whether a mortgage loan is prime or nonprime, any delinquency interrupts the flow of projected interest income from a mortgage loan, and a default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. In addition, if we experience higher-than-expected levels of delinquencies or losses in pools of mortgage loans that we service, we may lose our servicing rights, which would result in a loss of future servicing income and may damage our reputation as a loan servicer.
      We establish an allowance for loan loss on mortgage loans held for investment based on our anticipated delinquencies and losses, and seek to manage these risks with risk-based loan pricing and appropriate underwriting policies and loss mitigation strategies. Such policies may not be successful, however, and our profitability and financial condition could be adversely affected by higher-than-expected levels of delinquencies or losses.

Our profitability and financial condition could be adversely affected if the assumptions underlying our risk-based underwriting and pricing models prove to be incorrect.
      Our loan underwriting process, including our Assetwise DirectSM, Engenious® and other underwriting and pricing systems in each country and market in which we operate, depends heavily on risk-based pricing models. Because our risk-based pricing models are based primarily on standard industry loan loss data supplemented by our historical loan loss data and proprietary systems, and because the models cannot predict the effect of financial market and other economic performance factors, our risk-based pricing models may not be a complete and accurate reflection of the risks associated with our loan products. If our loan products prove to be more risky than our risk-based pricing models predict, we may have to write down the value of mortgage loans in our inventory as well as the mortgage loans and retained interests we hold in our portfolio, which could adversely affect our profitability and financial condition.

Changes in existing U.S. government-sponsored mortgage programs, or disruptions in the secondary markets in the United States or in other countries in which we operate, could adversely affect our profitability and financial condition.
      Our ability to generate revenue through mortgage loan sales to institutional investors in the United States depends to a significant degree on programs administered by government-sponsored enterprises such as Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities in the secondary market. These government-sponsored enterprises play a powerful role in the residential mortgage industry and we have significant business relationships with them. Proposals are being considered in Congress and by various regulatory authorities that would affect the manner in which these government-sponsored enterprises conduct their business, including proposals to establish a new independent agency to regulate the government-sponsored enterprises, to require them to register their stock with the Securities and Exchange Commission, to reduce or limit certain business benefits that they receive from the U.S. government and to limit the size of the mortgage loan portfolios that they may hold. Any discontinuation of, or significant reduction in, the operation of these government-sponsored enterprises could adversely affect our revenues and profitability. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these government-sponsored enterprises could adversely affect our business.
      We use three primary sales channels to sell our mortgage loans to the secondary market: whole-loan sales, sales to government-sponsored enterprises and securitizations. A decrease in demand from whole-loan purchasers or the government-sponsored enterprises, or for the securities issued in our securitizations, could adversely affect our revenues and profitability.

General business and economic conditions may significantly and adversely affect our revenues, profitability and financial condition.
      Our business and earnings are sensitive to general business and economic conditions in the United States and in the markets in which we operate outside the United States. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt capital markets, and the strength of national and local economies. If the rate of inflation were to increase, or if the debt capital markets or the economies of the United States or our markets outside the United States were to weaken, we could be adversely affected and it could become more expensive for us to conduct our business. For example, business and economic conditions that negatively impact household incomes or housing prices could decrease the demand for our mortgage loans and the value of the collateral underlying our portfolio of mortgage loans held for investment and retained interests, and increase the number of consumers who become delinquent or default on their mortgage loans. In addition, the rate of delinquencies, foreclosures and losses on our mortgage loans (especially our nonprime loans) could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could harm our ability to sell our mortgage loans, the prices we receive for our mortgage loans or the value of our portfolio of mortgage loans held for investment or retained interests, which could harm our revenues, profitability and financial condition. Further, adverse business and economic conditions could impact demand for housing, the cost of construction and other related factors that could harm the revenues and profitability of our business capital operations. For example, economic conditions that decrease demand for housing could adversely impact the success of a development project to which we have provided capital, which could adversely affect our return on that capital.
      In addition, our business and earnings are significantly affected by the fiscal and monetary policies of the U.S. government and its agencies and similar governmental authorities outside the United States. We are particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. The Federal Reserve’s policies influence the size of the mortgage origination market, which significantly impacts the earnings of our U.S. residential real estate finance business, and, to the extent such policies affect the residential construction and development market, impacts the earnings of our business capital activities. The Federal Reserve’s policies also influence the yield on our interest-earning assets and the cost of our interest-bearing liabilities. Changes in those policies are beyond our control and difficult to predict, and could adversely affect our revenues, profitability and financial condition.

We face intense competition that could harm our market share, revenues and profitability.
      We operate in a highly competitive industry. Competition for mortgage loans and business lending in each country in which we operate comes primarily from financial service companies, including large commercial banks and savings institutions. Many of our competitors have fewer regulatory constraints than we have. For example, national banks and federal savings and loan institutions in the United States are not subject to certain state laws and regulations targeted at so-called predatory lending practices and we could be at a competitive disadvantage with respect to legitimate nonprime lending opportunities. Some of our competitors also have lower cost structures, lower cost of capital and are less reliant on selling mortgage loans into the secondary market due to their greater portfolio lending capacity. We face competition in such areas as mortgage product offerings, rates and fees, and customer service, both at the retail and institutional level. In addition, establishing relationships with mortgage brokers requires a relatively small commitment of capital and personnel, and this low barrier to entry permits new competitors to enter our markets quickly and compete for our mortgage loan production through this channel.
      Certain government-sponsored enterprises, such as Fannie Mae and Freddie Mac, are expanding their participation in the nonprime mortgage industry. These government-sponsored enterprises have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. While the government-sponsored enterprises presently do not have the legal authority to originate mortgage loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase nonprime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored enterprises experience significantly higher-than-expected losses, such experience could harm the overall investor perception of the nonprime mortgage industry.
      The internet mortgage financing industry, of which we are a part, is characterized by rapidly changing technologies, frequent new products and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve performance, features and reliability of our services. These technological advances and heightened internet commerce activities have also increased consumers’ accessibility to products and services generally. This has intensified competition among banking as well as non-banking companies in offering financial products and services. We may not be able to compete successfully in this changing market, which could reduce our market share and adversely impact our profitability and financial condition.

Increasing competition in the acquisition of mortgage loans from correspondent lenders in the secondary market and the origination of loans through mortgage brokers, and recent consolidation in the mortgage loan industry, may harm our profitability.
      In the United States and in several other countries in which we operate, we depend on mortgage brokers and correspondent lenders for the origination and purchase of many of our mortgage loans. These mortgage brokers have relationships with multiple lenders and are not obligated to do business with us. We compete with these lenders for the brokers’ business on pricing, service, fees, costs and other factors.

Competition from other lenders and purchasers of mortgage loans could negatively affect the volume and pricing of our mortgage loans, which could harm our profitability.
      In addition, significant consolidation has occurred in recent years in the U.S. residential mortgage loan origination market. The largest 30 mortgage lenders combined had an 84% share of the residential mortgage loan origination market as of December 31, 2004, up from 61% as of December 31, 1999. Continued consolidation in the residential mortgage loan origination market may adversely impact our business in several respects, including increased pressure on pricing or a reduction in our sources of mortgage loan production if originators are purchased by our competitors, any of which could adversely impact our profitability.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our reported revenues, profitability and financial condition.
      Our financial statements are subject to the application of U.S. generally accepted accounting principles, which are periodically revised and/or expanded. The application of accounting principles is also subject to varying interpretations over time. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by recognized authoritative bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission. Those changes could adversely affect our reported revenues, profitability or financial condition. In addition, new or revised accounting standards may impact certain of our business lending products, which could adversely affect our profitability.

An interruption in or breach of our information systems may result in lost business, regulatory actions or litigation or otherwise harm our reputation.
      We rely heavily upon communications and information systems to conduct our business in each country and market in which we operate. Any failure or interruption of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. We are required to comply with significant U.S. and state regulations, as well as similar laws in other countries in which we operate, with respect to the handling of consumer information, and a breach in security of our information systems could result in regulatory action and litigation against us. If a failure, interruption or breach occurs, it may not be adequately addressed by us or the third parties on which we rely. Such a failure, interruption or breach could harm our reputation, revenues, profitability and business prospects.

The success and growth of our business may be adversely affected if we do not adapt to and implement technological changes.
      Our mortgage loan production and servicing operations are dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to produce and service the loans efficiently. These operations are becoming more dependent upon technological advancement, such as the ability to process loan applications over the internet, accept electronic payments and provide immediate status updates. To the extent that we become reliant on any particular technology or technological solution, we may be harmed if the technology or technological solution:

•	becomes non-compliant with existing industry standards or is no longer supported by vendors;

•	fails to meet or exceed the capabilities of our competitors’ corresponding technologies or technological solutions;

•	becomes increasingly expensive to service, retain and update; or

•	becomes subject to third-party claims of copyright or patent infringement.
Our failure to acquire necessary technologies or technological solutions could limit our ability to remain competitive and could also limit our ability to increase our cost efficiencies, which could harm our revenues and profitability.

We depend on the accuracy and completeness of information about our customers and counterparties, and inaccuracies in such information could adversely affect our profitability.
      When we originate and purchase mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal or other indicators of property value, title information and employment and income documentation. In connection with our business lending and investment activities, including our warehouse lending activities, we also rely heavily on third-party information and assessments. If any of this information is intentionally or negligently misrepresented and the misrepresentation is not detected prior to loan funding or investment, the value of the loan or investment may be significantly less than expected. The risk is typically higher when we purchase a loan from a third-party seller. Whether a misrepresentation is made by the loan applicant, the mortgage broker, the correspondent lender, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Although we may have rights against persons and entities who made or knew or should have known about the misrepresentation, it is often difficult to recover any monetary losses that we have suffered as a result of their actions.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our profitability.
      When we sell loans through whole-loan sales or securitizations, we are required to make customary representations and warranties about the loans to the purchaser or securitization trust. Our whole-loan sale agreements generally require us to repurchase or substitute loans if we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or if a payment default occurs on a mortgage loan shortly after its origination. Likewise, we are required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations. The remedies available to a purchaser of mortgage loans may be broader than those available to us against the originating broker or correspondent lender. If a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the seller of the mortgage loan to us or the borrower. Significant repurchase activity could harm our profitability and financial condition.

Our business capital activities expose us to additional risks that may adversely affect our revenues and profitability.
      We finance residential and resort development and construction projects, and we make equity investments in residential development and construction projects. We also provide capital to homebuilders through the leasing of model homes. Our investments in and financings of these projects involve significant risks because, among other things, the projects are not complete at the time of the investment or financing. The performance of our investment or repayment of our financing is ultimately dependent on the success of the project. The success or failure of a project is dependent on a variety of factors, including:

•	the performance and financial strength of the developer;

•	development, construction and other costs of the project not exceeding original estimates;

•	the ability of the project to attract creditworthy buyers;

•	the project being completed on schedule, which is subject to many factors, several of which are beyond the control of the developer, such as required governmental approvals, weather, labor conditions and material shortages;

•	the continued involvement of key personnel; and

•	local housing demand and competition, including the strength of the local and national economy and fluctuations in interest rates.
Loans to, and investments in, these projects are considered more risky than residential mortgage loans, in part because development and construction costs are inherently difficult to determine at the commencement of a project, the loans or investments are typically larger, the construction may not be completed timely, if at all, and the underlying collateral may be less marketable. In addition, some of our loans are subordinate to more senior loans secured by the project. Our equity investments in these projects are subordinate to all debt financings to the projects. If we have made both a loan and an equity investment in a construction project, there is a risk that our loan could be further subordinated by a court and deemed to be part of our equity investment. We have established reserves in our financial statements intended to cover our exposure to loans on these projects. However, losses may exceed our reserves, which could adversely affect our profitability and financial condition.

Our business outside the United States exposes us to additional risks that may cause our revenues and profitability to decline.
      We conduct a significant portion of our business outside the United States. In 2004, we derived approximately 8% of our revenues and 5% of our net income from our businesses in Canada, Mexico and Europe. We intend to continue to pursue growth opportunities for our businesses outside the United States, which could expose us to greater risks. The risks associated with our operations outside the United States include:

•	multiple foreign regulatory requirements that are subject to change;

•	differing local product preferences and product requirements;

•	fluctuations in foreign currency exchange rates and interest rates;

•	difficulty in establishing, staffing and managing foreign operations;

•	differing labor regulations;

•	potentially negative consequences from changes in tax laws; and

•	political and economic instability.
The effects of these risks may, individually or in the aggregate, adversely affect our revenues and profitability.

A significant portion of our business is in the State of California, and our business may be significantly harmed by a slowdown in the economy or the occurrence of a natural disaster in California.
      A significant portion of the mortgage loans we originate, purchase and service are secured by properties in California. In 2004, approximately 20% of our mortgage loan production involved residential real estate in California. In addition, as of December 31, 2004, approximately 10% of our mortgage loans held for investment and approximately 20% of the mortgage loans held in our servicing portfolio are secured by properties in California. A significant portion of our warehouse lending and business capital activities are also concentrated in California. As of December 31, 2004, approximately 29% of the underlying collateral for these lending receivables was in California.
      A decline in the economy or the residential real estate market in California, or the occurrence of a natural disaster such as an earthquake or wildfire, could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on our mortgage loans held for investment, the mortgage loans that we have sold to others and the mortgage loans that serve as collateral under our warehouse loans. The occurrence of any of these events could restrict our ability to originate, sell or securitize mortgage loans, impact the repayment of advances under our warehouse loans and adversely affect our business, profitability and financial condition.
      A decline in the economy or the residential real estate market in California, or the occurrence of a natural disaster, could also undermine the demand for the construction of new homes, undermine the development of residential real estate or delay the completion or sale of residential construction and development projects. The occurrence of any of these events could adversely affect our business capital activities.

Because we are a wholly-owned subsidiary of GM, we are jointly and severally responsible with GM and its other subsidiaries for funding obligations under GM’s and its subsidiaries’ IRS qualified U.S. defined benefit pension plans. If we are required to pay some or all of those obligations, our profitability and financial condition could be materially adversely affected.
      We are, and after the offering we will remain, a wholly-owned subsidiary of GM. Pursuant to the Employee Retirement Income Security Act of 1974, or ERISA, members of the GM control group (of which we are a member) are jointly and severally liable to the Pension Benefit Guaranty Corporation for any GM IRS-qualified U.S. defined benefit pension plan (including the plans of its subsidiaries) and/or any trustee appointed if any such plan were to be terminated by the Pension Benefit Guaranty Corporation in a “distress termination.” Our liabilities under ERISA with respect to any terminated plan would be limited to the liabilities of the plan on such termination date, if and to the extent that any liabilities of the terminated plan are not covered by the assets of the plan. In 2002 and 2003, GM and its subsidiaries contributed a total of $23.5 billion to their IRS-qualified U.S. defined benefit pension plans in part to fund certain subsidiary ERISA minimum contribution requirements. GM and its subsidiaries were not required to make material contributions to their IRS-qualified U.S. defined benefit pension plans in 2004 and are not expected to make material contributions to those plans in 2005.
      GM’s and its subsidiaries’ future funding obligations for their IRS-qualified U.S. defined benefit pension plans depend upon, among other things, changes in the level of benefits provided for by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum ERISA funding levels, actuarial assumptions and experience, and any changes in government laws and regulations. If GM or its subsidiaries are legally required to make minimum contributions to those plans in the future, those contributions could be significant. Our profitability and financial condition could be materially adversely affected if we are required to pay some or all of these obligations.
Legal and Regulatory Risks Related to Our Business

The scope of our residential mortgage loan production and servicing operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels in the United States and outside the United States.
      Because we are authorized to originate, purchase and service mortgage loans in all 50 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, for all of these jurisdictions, in addition to an extensive body of federal law and regulations. We similarly face an extensive body of law and regulations in the countries in which we operate outside the United States. The volume of new or modified laws and regulations has increased in recent years, and individual cities and counties in the United States have begun to enact laws that restrict certain loan origination, acquisition and servicing activities in those cities and counties. The laws and regulations within and outside the United States are different, complex and, in some cases, in direct conflict with each other. In addition, these laws and regulations often contain vague standards or requirements, which make compliance efforts challenging. As our operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations.
      Our failure to comply with these laws can lead to:

•	civil and criminal liability:

•	loss of licenses and approvals;

•	damage to our reputation in the industry;

•	inability to sell or securitize our loans, or otherwise raise capital;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	fines and penalties and litigation, including class action lawsuits;

•	administrative enforcement actions; and

•	claims that an allegedly non-compliant loan is rescindable or unenforceable.
In addition, allegations of our failure to comply with these laws could damage our reputation. We are currently the subject of numerous class action lawsuits relating to alleged violations of various laws and regulations. See “Business — Legal Proceedings” for more information regarding these lawsuits. An adverse result in one or more of these lawsuits could harm our results of operations, financial condition, reputation and business prospects.

New legislation with respect to so-called predatory lending practices could restrict our ability to produce mortgage loans, which could harm our revenues and profitability.
      Several states and cities in the United States are considering or have enacted laws, regulations or ordinances aimed at curbing so-called predatory lending practices. The U.S. government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal Home Ownership and Equity Protection Act thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. In addition, some of these laws and regulations provide for extensive assignee liability for warehouse lenders, whole loan buyers and securitization trusts. Because of enhanced risk, including to an entity’s reputation, many whole-loan buyers elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. The rating agencies have also taken adverse action with respect to securitizations that include these “high-cost” loans. Accordingly, these laws and rules could severely constrict the secondary market for a portion of our loan production and effectively preclude us from continuing to originate or purchase loans that fit within the newly defined thresholds. For example, after the Georgia Fair Lending Act became effective in 2002, many lenders and secondary market buyers refused to finance or purchase Georgia mortgage loans and rating agencies refused to provide ratings for securitizations including such loans. As a result, we substantially reduced our mortgage loan production in Georgia until the law was amended a few months later. Moreover, some of our competitors that are national banks or federally chartered thrifts may not be subject to these laws and may, therefore, be able to capture market share from us and other lenders. We are not able to similarly benefit from this federal preemption because we currently conduct most of our residential real estate finance business outside of GMAC Bank. Continued enactment of such state and local laws could increase our compliance costs, reduce our fee income and lower our mortgage loan production volume, all of which could harm our revenues, profitability and financial condition.

We may be subject to fines or other penalties based upon the conduct of independent mortgage brokers through which we originate mortgage loans and lenders from which we acquire mortgage loans.
      The mortgage brokers and lenders through which we obtain mortgage loans are subject to parallel and separate legal obligations. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers or assignees liable for the legal violations of the originating lender, federal and state agencies have increasingly sought to impose such liability on parties that take assignments of such loans. Recently, for example, the Federal Trade Commission entered into a settlement agreement with a mortgage lender where the Federal Trade Commission characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender. The Federal Trade Commission imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The U.S. Department of Justice in the past has sought to hold a nonprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. In addition, various regulators and plaintiffs’ lawyers have sought to hold assignees of mortgage loans liable for the alleged violations of the originating lender under theories of express or implied assignee liability. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers or originating lenders.

If warehouse lenders and securitization underwriters face exposure stemming from legal violations committed by the companies to which they provide financing or underwriting services, this could increase our borrowing costs and harm the market for our whole loans and mortgage-backed securities.
      The scope of potential liability has increased for warehouse lenders and securitization underwriters because of recent legal developments. In June 2003, a California jury found a warehouse lender and securitization underwriter liable in part for fraud on consumers committed by a mortgage lender to whom it provided financing and underwriting services. The jury found that the investment bank was aware of the fraud and substantially assisted the mortgage lender in perpetrating the fraud by providing financing and underwriting services that allowed the lender to continue to operate, and held the investment bank liable for 10% of the plaintiff’s damages. If other courts or regulators adopt this theory, we may face increased litigation as we are named as defendants in lawsuits and regulatory actions against the mortgage companies with which we do business, which could harm our profitability and financial condition. Some investment banks may also exit the business, charge more for warehouse lending or reduce the prices they pay for whole loans in order to build in the costs of this potential litigation. This could, in turn, restrict our access to capital and harm our profitability, financial condition and business prospects.

Enhanced reporting required by the Home Mortgage Disclosure Act may lead to increased litigation, media coverage and challenges to our reputation.
      In 2002, the Federal Reserve Board adopted changes to Regulation C promulgated under the Home Mortgage Disclosure Act. Among other things, the new regulations require lenders to report the interest rate spread between the annual percentage rate on a residential mortgage loan and the yield on U.S. Treasury securities with comparable maturities if the spread equals or exceeds 3% for first lien loans and 5% for subordinate lien loans. This requirement applies to residential mortgage loans we originate, but not to loans we purchase. The expanded reporting requirement became effective in 2004 for reports filed in 2005. Many of our residential mortgage loans are subject to the expanded reporting requirements.
      The expanded reporting does not provide for additional loan information, such as credit risk, debt-to-income ratio, loan-to-value ratio, documentation level or other salient loan features. As a result, there is a risk that this information could be misinterpreted and lead to increased litigation, especially with respect to compliance with equal credit and fair lending laws. This increased reporting has also attracted media coverage, including with respect to our information, and further media coverage is likely. Any litigation or negative media coverage could adversely affect our business or reputation.

We are no longer able to rely on the Alternative Mortgage Transactions Parity Act of 1982 to preempt certain state law restrictions on prepayment penalties, which could harm our revenues and profitability.
      The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower prepays a mortgage loan, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan that has a prepayment penalty. Prepayment penalties are an important feature used to obtain value on the loans we originate.
      Some state laws restrict or prohibit prepayment penalties on mortgage loans and, until July 2003, we relied on the Alternative Mortgage Transactions Parity Act and related rules issued by the Office of Thrift Supervision, or OTS, to preempt state limitations on prepayment penalties. This Act was enacted to extend to financial institutions the federal preemption that federally chartered depository institutions enjoy. However, in September 2002 the OTS released a new rule that reduced the scope of the Act’s preemption and we are therefore no longer able to rely on the Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption prohibits us from charging any prepayment penalty in any state that prohibits such penalties and limits the amount or other terms and conditions in several other states. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. Such institutions are able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer. This competitive disadvantage could harm our profitability and business prospects.
Risks Related to the Notes

Rating agencies may downgrade their ratings for us in the future, which may adversely affect the market price of the notes and our ability to raise capital in the debt markets at attractive rates, which could have a material adverse effect on our results of operations and financial condition.
      Each of Standard & Poor’s Rating Services, Moody’s Investors Service, Inc., Fitch, Inc. and Dominion Bond Rating Service rates the notes. Each of these agencies currently maintains a negative outlook with respect to our ratings, and a reduction in our rating could result in our debt being rated non-investment grade. Ratings reflect the rating agencies’ opinions of our financial strength, operating performance, strategic position and ability to meet our obligations. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.
      If our ratings are downgraded, it could increase the interest rates on the notes as described under the heading “Description of the Notes — Principal Amount; Maturity and Interest — Interest Rate Adjustments” and will likely make it more expensive for us to borrow money. As a result, a decrease in our ratings may have a material adverse effect on our business, results of operations and financial condition. A decrease in our ratings could also adversely affect the trading price of the notes.
      In addition, a lowering of the debt ratings of GM or GMAC by the rating agencies that rate them would likely adversely impact our ratings, independent of any change in circumstances at ResCap. Three rating agencies have recently downgraded GM and GMAC to non-investment grade. Each of the major rating agencies that rates GM and GMAC currently maintains a negative outlook.

GM and GMAC control all fundamental matters affecting us, and their interests may differ from those of the holders of the notes.
      GMAC indirectly owns all of our outstanding common stock and has the power to elect and remove all of our directors, including the two independent directors who are required under an operating agreement to which we, GM and GMAC are a party. See “Related Party Transactions — Transactions in Connection with Our Recapitalization — Operating Agreement.” The operating agreement may be amended by the parties thereto, except for amendments that materially and adversely affect the rights of noteholders, which require the approval of a majority of the independent directors. The operating agreement may be terminated by the parties thereto provided a majority of the independent directors approve the termination. The operating agreement also terminates if we cease to be a direct or indirect subsidiary of GMAC. GMAC is also able to approve or reject any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and approvals of mergers or sales of all or substantially all of our assets. GMAC is similarly controlled by GM.
      GM and GMAC’s interests may differ from the interests of holders of the notes and, subject to the applicable provisions of the operating agreement, GM and GMAC may cause us to take actions that are materially adverse to the interests of such holders.

If GM and/or GMAC were to become the subject of a bankruptcy proceeding and we were substantively consolidated with GM and/or GMAC, our assets would become subject to the claims of our creditors and the creditors of GM and/or GMAC, which may result in holders of the notes receiving less than they would receive if we were not substantively consolidated with GM or GMAC in a bankruptcy proceeding.
      If GM and/or GMAC were to become the subject of a bankruptcy proceeding, the bankruptcy court could disregard the separate legal existence of ResCap and “substantively consolidate” us with GM and/or GMAC. If this were to occur, our assets and the assets of GM and/or GMAC would be subject to the claims of creditors of all entities so consolidated. This would expose holders of the notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base.
      At the closing of the offering of the old notes, we executed an operating agreement that is intended to create some separation between GM and GMAC, on the one hand, and us, on the other. See “Related Party Transactions — Transactions in Connection with Our Recapitalization — Operating Agreement” for more information regarding the operating agreement. Although we believe that we would not be consolidated with GM and/or GMAC in a bankruptcy of GM and/or GMAC, it is a question that would be determined by the bankruptcy court in light of the circumstances existing at the time of determination. As a result, we cannot state with certainty that we would not be substantively consolidated with GM and/or GMAC in a bankruptcy proceeding.

The notes are effectively junior to ResCap’s and the subsidiary guarantors’ secured indebtedness and to the existing and future liabilities of our non-guarantor subsidiaries.
      The notes are ResCap’s unsecured obligations and will rank equally in right of payment with all of ResCap’s other existing and future unsecured, unsubordinated obligations. Similarly, the guarantees are the subsidiary guarantors’ unsecured obligations and will rank equally in right of payment with all of the respective subsidiary guarantor’s other existing and future unsecured, unsubordinated obligations. Neither the notes nor the guarantees are secured by any of ResCap’s or the subsidiary guarantors’ assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of June 30, 2005, ResCap had approximately $10.5 billion in indebtedness, none of which was secured; the guarantor subsidiaries had approximately $18.4 billion in indebtedness, $6.9 billion of which was secured; and ResCap’s non-guarantor subsidiaries had approximately $66.6 billion in indebtedness, $63.6 billion of which was secured.
      ResCap’s subsidiaries are separate and distinct legal entities. ResCap’s non-guarantor subsidiaries have no obligation to pay any amounts due on the notes or to provide ResCap or ResCap’s subsidiary guarantors with funds to meet their payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by ResCap’s subsidiaries could be subject to statutory or contractual restrictions including, in the case of GMAC Bank, the regulatory requirements described under the heading “Business — Regulation — GMAC Bank.” Payments to ResCap by its non-guarantor subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. ResCap’s right to receive any assets of any of its non-guarantor subsidiaries upon ResCap’s bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that non-guarantor subsidiary’s creditors, including trade creditors. Because of the nature of our lending and investment businesses, our subsidiaries often incur significant liabilities to those creditors. In addition, even if ResCap is a creditor of any of its non-guarantor subsidiaries, its right as a creditor would be subordinate to any security interest in the assets of its non-guarantor subsidiaries and any indebtedness of its non-guarantor subsidiaries senior to that held by ResCap.

Federal or state fraudulent transfer laws allow courts, under specific circumstances, to void debts, including guarantees, and could require holders of the notes to return payments received from us and our subsidiary guarantors.
      If creditors were to initiate a bankruptcy proceeding or lawsuit against us or our guarantor subsidiaries, the notes and the subsidiary guarantees could come under review for federal or state fraudulent transfer violations. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under the notes or the subsidiary guarantees could be voided, or claims in respect of the notes or the subsidiary guarantees could be subordinated to all other debts of the debtor or subsidiary guarantors if, among other things, the debtor or subsidiary guarantors at the time the debt evidenced by such notes or subsidiary guarantees was incurred:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such debt or guarantee; and

•	one of the following applies:

—	it was insolvent or rendered insolvent by reason of such incurrence;

—	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

—	it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.
In addition, any payment by that debtor or subsidiary guarantor under the notes or subsidiary guarantee of the notes could be voided and required to be returned to the debtor or subsidiary guarantor, as the case may be, or deposited in a fund for the benefit of the creditors of the debtor or subsidiary guarantor.
      The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor or guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      We cannot be sure as to the standards that a court would use to determine whether or not the subsidiary guarantors were solvent at the relevant time or, regardless of the standard that the court uses, that the issuance of the guarantees of the notes would not be voided or subordinated to the subsidiary guarantors’ other debt.
      If the subsidiary guarantees were legally challenged, they could also be subject to the claim that, since they were incurred for ResCap’s benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors were incurred for less than fair consideration.
      A court could thus void the obligations under the subsidiary guarantees or subordinate the subsidiary guarantees to the subsidiary guarantors’ other debt or take other action detrimental to holders of the notes.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of the federal securities laws. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “project,” “intend,” “could” or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. You should be aware that these statements and any other forward-looking statements in this document only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control, and may cause actual results and performance to differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include the risks and uncertainties set forth in this prospectus under the heading “Risk Factors.” Accordingly, you should not place undue reliance on the forward-looking statements contained in this prospectus. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes contemplated in this prospectus, we will receive and retire outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the new notes, except as otherwise described in this prospectus.
      We used approximately $2.9 billion of the net proceeds from the sale of the old notes to repay outstanding amounts remaining under the existing domestic GMAC line of credit after the recapitalization transactions. The borrowings from GMAC accrued interest at a rate of 3.7% on the date that they were repaid. We intend to use the remaining net proceeds from the sale of the old notes for general corporate purposes.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated and on a pro forma basis for the six months ended June 30, 2005 and the year ended December 31, 2004. The pro forma ratio of earnings to fixed charges assumes the transfer of our subsidiaries to us, the recapitalization transactions, the offering of the old notes and the contemplated use of the proceeds from the offering had occurred as of January 1, 2005 (with respect to the information for the six months ended June 30, 2005) and January 1, 2004 (with respect to the information for 2004). For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Six Months Ended
	June 30,		Years Ended December 31,

	Pro Forma		Pro Forma
	2005	2005	2004		2004		2003		2002		2001		2000

Ratio of earnings to fixed charges	1.54	1.60	1.56	x	1.66	x	1.95	x	1.61	x	1.42	x	1.46	x

SELECTED FINANCIAL INFORMATION
      The following table sets forth selected historical financial information derived from our (i) unaudited interim financial statements for the six months ended June 30, 2005 and 2004 and as of June 30, 2005, which are included elsewhere in this prospectus; (ii) audited financial statements for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003, which are also included elsewhere in this prospectus; and (iii) unaudited financial statements for the years ended December 31, 2001 and 2000 and as of December 31, 2002, 2001 and 2000, which are not included in this prospectus. The historical financial information presented may not be indicative of our future performance.
      The selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the corresponding notes included elsewhere in this prospectus.

	Six Months Ended
	June 30,		For the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In millions)
Statement of Income Data:
Interest income	$2,671.7	$2,358.7	$4,990.9	$3,482.7	$1,814.0	$1,210.9	$973.5
Interest expense	1,616.0	1,060.6	2,405.0	1,402.7	800.9	797.4	743.5

Net interest income	1,055.7	1,298.1	2,585.9	2,080.0	1,013.1	413.5	230.0
Provision for loan losses	297.9	379.9	842.9	453.5	231.7	124.5	46.5

Net interest income after provision for loan losses	757.8	918.2	1,743.0	1,626.5	781.4	289.0	183.5
Gain on sale of mortgage loans, net	480.2	420.4	696.9	1,746.3	1,543.0	1,491.8	750.4
Servicing fees	686.0	616.2	1,294.3	1,185.7	1,175.5	1,029.2	845.5
Amortization and impairment of servicing rights	(446.7)	(451.5)	(1,003.3)	(2,014.9)	(2,217.6)	(868.3)	(472.6)
Servicing asset valuation and hedge gain (loss), net	93.3	14.7	214.9	507.2	685.0	(374.9)	—

Net servicing fees (loss)	332.6	179.4	505.9	(322.0)	(357.1)	(214.0)	372.9
Gain (loss) on investment securities, net	175.6	68.3	63.7	(222.8)	(371.5)	(309.0)	(147.5)
Real estate related revenues	325.1	289.8	649.2	500.4	459.2	387.4	370.1
Other income	154.7	168.6	308.0	398.1	447.7	434.7	264.6

Total net revenue	2,226.0	2,044.7	3,966.7	3,726.5	2,502.7	2,079.9	1,794.0
Compensation and benefits	684.8	613.3	1,216.5	1,188.8	962.5	865.2	763.4
Professional fees	96.4	93.3	224.7	169.4	115.2	126.0	90.4
Data processing and telecommunications	97.1	92.8	191.1	189.3	199.8	197.7	143.2
Advertising	85.9	70.9	151.4	127.7	123.6	119.3	108.5
Occupancy	60.4	51.6	107.6	99.6	97.3	93.0	87.8
Other	213.5	246.2	465.1	585.8	496.3	330.2	247.6

Total expenses	1,238.1	1,168.1	2,356.4	2,360.6	1,994.7	1,731.4	1,440.9

Income before income tax expense	987.9	876.6	1,610.3	1,365.9	508.0	348.5	353.1
Income tax expense	365.7	369.1	642.1	509.1	199.4	188.9	141.2

Net income	$622.2	$507.5	$968.2	$856.8	$308.6	$159.6	$211.9

	As of June 30,		As of December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In millions)
Balance Sheet Data:
Total assets	$98,325.3	$88,459.3	$94,349.5	$78,559.6	$45,549.1	$27,119.2	$17,162.9
Affiliate borrowings	8,253.5	11,282.3	10,006.2	10,683.9	11,852.6	13,025.0	10,212.5
Collateralized borrowings in securitization trusts	46,535.2	49,242.6	50,708.5	39,415.6	12,422.8	1,196.8	—
Other borrowings	29,418.2	19,465.7	23,703.7	20,647.6	15,038.3	7,277.8	4,122.8
Total borrowings	84,206.9	79,990.6	84,418.4	70,747.1	39,313.7	21,499.6	14,335.3
Stockholder’s equity	7,060.7	3,823.7	4,365.7	3,186.0	2,374.3	1,818.1	1,453.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the corresponding notes included elsewhere in this prospectus. The discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see the discussion under the headings “Risk Factors” and “Forward-Looking Statements.”
General
      We are a newly formed company that did not conduct any operations prior to the transfer of our wholly-owned subsidiaries GMAC Residential Holding and GMAC-RFC Holding to us in March 2005. References to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of GMAC Residential Holding and RFC Holding and their respective subsidiaries as conducted prior to their transfer to us.
      We conduct our operations and manage and report our financial information primarily through four operating business segments:

•	GMAC Residential. Our GMAC Residential segment primarily originates, purchases, sells, securitizes and services residential mortgage loans. This segment originates residential mortgage loans through a retail branch network, direct lending centers and mortgage brokers, and also purchases residential mortgage loans from correspondent lenders. Most of the loans originated or purchased by this segment are prime credit quality loans that meet the underwriting standards of Fannie Mae or Freddie Mac. This segment also provides collateralized lines of credit to other originators of residential mortgage loans, which we refer to as warehouse lending. Our limited banking activities through GMAC Bank are included in this segment. This segment generated approximately 32% of our revenues and 29% of our net income in 2004.

•	Residential Capital Group. Our Residential Capital Group originates, purchases, sells, securitizes and services residential mortgage loans. This segment originates residential mortgage loans primarily through mortgage brokers, purchases loans from correspondent lenders and other third parties and provides warehouse lending. The residential mortgage loans produced by this segment cover a broad credit spectrum and generally do not conform to the underwriting requirements of Fannie Mae or Freddie Mac. These loans are primarily securitized through the issuance of non-agency mortgage-backed and mortgage related asset-backed securities. This segment generated approximately 41% of our revenues and 50% of our net income in 2004.

•	Business Capital Group. Our Business Capital Group provides financing and equity capital to residential land developers and homebuilders and financing to resort developers and healthcare-related enterprises. This segment generated approximately 8% of our revenues and 15% of our net income in 2004.

•	International Business Group. Our International Business Group includes substantially all of our operations in the United Kingdom, The Netherlands, Germany, Canada and Mexico. This segment generated approximately 7% of our revenues and 5% of our net income in 2004.
      Our other business operations include our real estate brokerage and relocation business and our Mexican distressed asset business (which we sold in the first quarter of 2005), none of which is significant to our results of operations. These businesses are included with certain holding company activities and other adjustments to conform the reportable segment information to our results of operations.
Overview
      Our ability to generate income and cash flow is highly dependent on the volume of our loan production and our ability to sell or otherwise finance our loans. Our business is also dependent on the acquisition and valuation of our other financial assets, including our mortgage loans held for investment from our on-balance sheet securitizations, retained interests from our off-balance sheet securitizations, mortgage servicing rights, other mortgage loans held for investment and lending receivables.

      Our level of mortgage loan production, and the acquisition and valuation of our other financial assets, is subject to various factors and our assessment of them. These factors include the interest rate environment, housing prices and the condition of local and national economies in which we conduct business. These factors affect our estimates of prepayments, credit losses and other items affecting expected cash flows from our assets and our related valuation of these assets as well as our ability to originate or acquire mortgage loans. As a consequence of these factors, particularly interest rates, the business of acquiring and selling mortgage loans is cyclical.
      Beginning in 2001, we initiated a strategy to address the cyclical nature inherent in the mortgage markets and generate a longer-term source of revenue. We have pursued this strategy by structuring more of our securitizations as on-balance sheet financings rather than off-balance sheet transactions, thereby growing the portfolio of mortgage loans held for investment on our balance sheet and that we pledge to securitization trusts as collateral in these financing transactions. The debt securities issued in connection with these secured financings are characterized on our balance sheet as collateralized borrowings in securitization trusts. We continue to evaluate this strategy and the amount of retained interests that we hold from our off-balance sheet securitizations in light of market conditions. As an example, as we monitor how the secondary market reacts to changing conditions, we may structure our loan sales and securitizations such that we retain no residual interests in the loans we sell if we believe the market pricing is attractive or it would assist us with our retained risk profile. We intend to grow our portfolio of mortgage loans held for investment from these on-balance sheet financings as long as market conditions are favorable to do so. We also intend to increase the portfolio of mortgage loans held for investment and related funding through our subsidiary GMAC Bank.
      We seek to mitigate interest rate risk, in part, by monitoring and seeking to maintain an appropriate balance between our mortgage loan production volume and the size of our mortgage servicing portfolio. Interest rate movements will generally have an opposite effect on loan production volume and the valuation of the mortgage servicing rights. As interest rates rise, loan production generally declines as consumers are less likely to refinance mortgage loans. Conversely, rising rates generally increase the value of mortgage servicing rights as the cash flow stream associated with the servicing will lengthen as consumers are less likely to refinance. We also use various derivative and other financial instruments to mitigate our interest rate risk.
      We are subject to varying degrees of credit risk in connection with our residual interests from off-balance sheet securitizations, our portfolio of mortgage loans held for investment (primarily held in connection with on-balance sheet securitizations) and our lending receivables. We monitor our credit risk closely as it impacts the value of these assets and we seek to mitigate this risk through our risk-based pricing, appropriate underwriting policies and loss mitigation strategies. We use detailed credit loss estimation methodologies for determining the allowance for loan losses and for input into cash flow estimates for valuing residual interests from off-balance sheet securitizations. We update our credit loss assumptions regularly to reflect our actual experience as well as current economic conditions.
      Our business is also dependent on our sources of liquidity and funding. We sell almost all of our prime conforming residential mortgage loans to Fannie Mae or Freddie Mac in the form of agency-sponsored mortgage-backed securitizations. For other loan types, we primarily use aggregation facilities and our own securitizations as funding sources.
Understanding our Financial Results
      Our financial results are significantly impacted by the structure of our securitizations as either on- or off-balance sheet and the related valuation of the assets recorded in connection with securitizations, including mortgage servicing rights. The following descriptions should assist you in understanding our financial results as they relate to these items. A complete explanation of our accounting policies and estimates can be found under the heading “— Critical Accounting Estimates” and in the notes to the financial statements included elsewhere in this prospectus.

On- and Off-Balance Sheet Securitizations
      Securitizations that are structured as sales provide a one-time contribution to our income — or a gain on sale — when the mortgage loans and related securities are sold into the securitization trust. We refer to these transactions as “off-balance sheet” securitizations. We determine the gain on sale by allocating the carrying value of the underlying mortgage loans between loans sold and the interests retained, based on relative fair values. The gain recognized is the difference between the cash proceeds of the securitization and the allocated carrying value of the loans sold. Our estimate of the fair value of our retained interests in these off-balance sheet securitizations requires us to exercise significant judgment as to the timing and amount of future cash flows from the retained interests. We are exposed to credit risk from the underlying mortgage loans in off-balance sheet securitizations to the extent we retain subordinated interests. Changes in expected cash flows from an off-balance sheet securitization resulting from changes in expected net credit losses will impact the value of our subordinated retained interests and those changes are recorded as a component of investment gain or loss.
      In contrast, for securitizations that are structured as financings, we recognize interest income over the life of the mortgage loans held for investment and interest expense incurred for the borrowings. We refer to these transactions as on-balance sheet securitizations. The mortgage loans collateralizing the debt securities for these financings are included in mortgage loans held for investment and the debt securities payable to investors in these securitizations are included in collateralized borrowings in securitization trusts on our balance sheet. Our recorded liability to repay these borrowings will be reduced to the extent cash flows received from the securitized and pledged assets are less than the recorded liabilities due. We provide for credit losses for the mortgage loans held for investment as they are incurred by establishing or increasing an allowance for loan loss.
      Whether a securitization is on- or off-balance sheet, investors in the securities issued by the securitization trust have no recourse to our assets or to us and have no ability to require us to repurchase their securities, but rather have recourse only to the assets transferred to the trust. Whereas the accounting differences are significant, the underlying economic impact to us, over time, will be the same whether the securitization is structured on- or off-balance sheet.

Net Interest Income
      Net interest income is the difference between the interest and fees we earn on various financial assets including mortgage loans held for investment, mortgage loans held for sale, lending receivables, and trading and available for sale securities and the interest we pay on the related liabilities, including collateralized borrowings in securitization trusts, affiliate borrowings, other borrowings and deposit liabilities.

Net Servicing Fees
      We recognize net revenue related to mortgage servicing rights in the following income statement line items:

•	Servicing fees — the income earned for servicing a loan. This includes the contractual servicing fee as well as ancillary servicing items such as late fees. Servicing fees are generally calculated as a percentage of the loan balance.

•	Amortization and impairment of servicing rights — an expense item that amortizes the capitalized mortgage servicing right over the estimated life of the servicing cash flows expected to be received from servicing the mortgage loan. Impairment relates to charges taken for temporary impairment of the mortgage servicing rights.

•	Servicing asset valuation and hedge gain — the income statement effect of financial instruments hedging the mortgage servicing rights for both economic and accounting hedges as well as any related fair value adjustment of the mortgage servicing rights resulting from the application of hedge accounting.

      While we separately disclose each of the above line items on the statement of income, we also provide a net servicing fee subtotal reflecting the combination of the above items. We believe this provides a more meaningful measure when comparing changes between years.
Critical Accounting Estimates
      The preparation of financial statements in accordance with GAAP requires us to make certain judgments and assumptions, based on information available at the time of our preparation of the financial statements, in determining accounting estimates used in the preparation of the statements. Our significant accounting policies are described in Note 2 to the audited combined financial statements included elsewhere in this prospectus.
      Accounting estimates are considered critical if the estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates reasonably could have been used in the reporting period or changes in the accounting estimate are reasonably likely to occur from period to period that would have a material impact on our financial condition, results of operations or cash flows.

Determination of the Allowance for Loan Losses
      The allowance for loan losses is our estimate of incurred losses in our portfolio of mortgage loans held for investment and lending receivables. Lending receivables are all loans other than residential mortgage loans. We periodically perform detailed reviews of our portfolio of mortgage loans held for investment and our lending receivables portfolio to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses based on historical and current trends and other factors affecting credit losses. We charge additions to the allowance for loan losses to current period earnings through the provision for loan losses. Amounts determined to be uncollectible are charged directly against (and decrease) the allowance for loan losses, while amounts recovered on previously charged-off accounts increase the allowance. We exercise significant judgment in estimating the timing, frequency and severity of losses, which could materially affect the provision for loan losses and, therefore, net income. The methodology for determining the amount of the allowance differs for our portfolio of mortgage loans held for investment and our lending receivables portfolio.
      Our portfolio of mortgage loans held for investment consists of smaller-balance, homogeneous residential mortgage loans. We divide this portfolio into several pools (based on, among other things, mortgage product type, underlying collateral and geographic location), which we evaluate for impairment. We establish the allowance for loan losses through a process that begins with estimates of incurred losses in each pool based upon various statistical analyses, including migration analysis, in which historical loss experience that we believe to be indicative of the current environment is applied to the portfolio to estimate incurred losses. In addition, we consider the overall portfolio size and other portfolio indicators such as delinquencies and credit quality, as well as general economic and business trends that we believe are relevant to estimating incurred losses.
      Our lending receivables portfolio is comprised of larger-balance, non-homogeneous mortgage loans. We evaluate these loans individually and risk-grade them based on borrower, collateral and industry-specific information that we believe is relevant to determine the likelihood of the occurrence of a loss event and to measure impairment. We establish specific allowances for lending receivables that we determine to be individually impaired. We estimate the allowance for loan losses based on the borrower’s overall financial condition, financial resources, payment history and, when appropriate, the estimated realizable value of any collateral. In addition to the specific allowances for impaired loans, we maintain allowances that are based on a collective evaluation for impairment of certain lending receivable portfolios. These allowances are based on historical loss experience, concentrations, current economic conditions and performance trends within specific geographic and portfolio segments.

Valuation of Mortgage Servicing Rights
      Mortgage servicing rights represent the capitalized value of the right to receive future cash flows from the servicing of mortgage loans. Mortgage servicing rights are a significant source of value derived from originating or acquiring mortgage loans. Because residential mortgage loans typically contain a prepayment option, borrowers often elect to prepay their mortgage loans by refinancing at lower rates during declining interest rate environments. When this occurs, the stream of cash flows generated from servicing the original mortgage loan is terminated. As such, the market value of mortgage servicing rights is very sensitive to changes in interest rates, and tends to decline as market interest rates decline and increase as interest rates rise.
      We capitalize mortgage servicing rights on loans that we have originated based upon the fair market value of the servicing rights associated with the underlying mortgage loans at the time the loans are sold or securitized. We capitalize purchased mortgage servicing rights at cost (which approximates the estimated fair market value of such assets). The carrying value of mortgage servicing rights is dependent upon whether the rights are hedged. We carry mortgage servicing rights that receive hedge accounting treatment at fair value. Changes in fair value are recognized in current period earnings, which are generally offset by changes in the fair value of the underlying derivative if the changes in the value of the asset and derivative are highly correlated. Mortgage servicing rights that do not receive hedge accounting treatment are carried at the lower of cost or fair value.
      GAAP requires that the value of mortgage servicing rights be determined based on market transactions for comparable servicing assets or, in the absence of representative market trade information, based on other available market evidence and modeled market expectations of the present value of future estimated net cash flows that market participants would expect to be derived from servicing. When benchmark market transaction data is not available (which is generally the case today), we rely on estimates of the timing and magnitude of cash inflows and outflows to derive an expected net cash flow stream, and then discount this stream using an appropriate market discount rate. Servicing cash flows primarily include servicing fees; interest income, or the “float,” earned on collections that are deposited in various custodial accounts between their receipt and our distribution of the funds to investors; and late fees, in each case less operating costs to service the loans. Cash flows are derived based on internal operating assumptions that we believe would be used by market participants, combined with market-based assumptions for loan prepayment rates, interest rates, required yields based on other assumptions and discount rates. We consider available information and exercise significant judgment in estimating and assuming values for key variables in the modeling and discounting process.
      We use the following key assumptions in our valuation approach:

•	Prepayments — The most significant driver of mortgage servicing rights value is actual and anticipated portfolio prepayment behavior. Prepayment speeds represent the rate at which borrowers repay their mortgage loans prior to scheduled maturity. As interest rates rise, prepayment speeds generally slow, and as interest rates decline, prepayment speeds generally accelerate. When mortgage loans are paid or expected to be paid earlier than originally estimated, the expected future cash flows associated with servicing such loans are reduced. We primarily use third-party models to project residential mortgage loan payoffs. We measure model performance by comparing prepayment predictions against actual results at both the portfolio and product level.

•	Discount rate — The mortgage servicing rights cash flows are discounted at prevailing market rates which include an appropriate risk-adjusted spread.

•	Base mortgage rate — The base mortgage rate represents the current market interest rate for newly originated mortgage loans. This rate is a key component in estimating prepayment speeds of our portfolio because the difference between the current base mortgage rate and the interest rates on existing loans in our portfolio is an indication of the borrower’s likelihood to refinance.

•	Cost to Service — In general, servicing cost assumptions are based on actual expenses directly related to servicing. These servicing cost assumptions are compared to market servicing costs when market information is available. Our servicing cost assumptions include expenses associated with our activities related to loans in default.

•	Volatility — Volatility represents the expected rate of change of interest rates. The volatility assumption used in our valuation methodology is intended to place a band around the potential interest rate movements from one period to the next. We use implied volatility assumptions in connection with the valuation of our mortgage servicing rights. Implied volatility is defined as the expected rate of change in interest rates derived from the prices at which options on interest rate swaps, or swaptions, are trading. We update our volatility assumptions monthly for the change in implied swaption volatility during the period, adjusted by the ratio of historical mortgage to swaption volatility.

      We also periodically perform a series of reasonableness tests as we deem appropriate, including the following:

•	Review and compare recent bulk mortgage servicing right acquisition activity. We evaluate market trades for reliability and relevancy and then consider, as appropriate, our estimate of fair value of each significant deal to the traded price. Currently, there is a lack of comparable transactions between willing buyers and sellers in the bulk acquisition market, which are the best indicators of fair value. However, we continue to monitor and track market activity on an ongoing basis.

•	Review and compare recent flow servicing trades. We evaluate market trades of flow transactions to compare prices on our mortgage servicing rights. Fair values of flow market transactions may differ from our fair value estimate for several reasons, including age/credit seasoning of product, perceived profit margin/discount assumed by aggregators, economy of scale benefits and cross-sell benefits.

•	Review and compare fair value price/multiples. We evaluate and compare our fair value price/multiples to market fair value price/multiples quoted in external surveys produced by third parties.

•	Reconcile actual monthly cash flows to projections. We reconcile actual monthly cash flows to those projected in the mortgage servicing rights valuation. Based upon the results of this reconciliation, we assess the need to modify the individual assumptions used in the valuation. This process ensures the model is calibrated to actual servicing cash flow results.
      We generally expect our valuation to be within a reasonable range of that implied by each test. If we determine our valuation has exceeded the reasonable range, we may adjust it accordingly.
      We evaluate mortgage servicing rights for impairment by stratifying our portfolio on the basis of the predominant risk characteristics (mortgage product type and interest rate). To the extent that the carrying value of an individual tranche exceeds its estimated fair value, the mortgage servicing rights asset is considered to be impaired. We recognize impairment that is considered to be temporary through the establishment of (or an increase in) a valuation allowance, with a corresponding unfavorable effect on earnings. If it is later determined all or a portion of the temporary impairment no longer exists for a particular tranche, we reduce the valuation allowance, with a favorable effect on earnings. If the impairment is determined to be other than temporary, the valuation allowance is reduced along with the carrying value of the mortgage servicing right.
      The assumptions used in modeling expected future cash flows of mortgage servicing rights have a significant impact on the fair value of mortgage servicing rights and potentially a corresponding impact to earnings. For example, a 10% increase in the prepayment assumptions would have negatively impacted the fair value of our mortgage servicing rights asset by $186 million, or approximately 5%, as of December 31, 2004. The calculation assumes that a change in the prepayment assumption would not impact other modeling assumptions. In reality, changes in one factor may result in changes in another, which might magnify or mitigate the sensitivities. In addition, the factors that may cause a change in the prepayment assumption may also positively or negatively impact other areas of our operations (for example, declining interest rates, while increasing prepayments, would likely have a positive impact on mortgage loan production volume and gains recognized on the sale of mortgage loans).

Valuation of Interests in Securitized Assets
      When we securitize mortgage loans in off-balance sheet transactions, we may retain an interest in the sold assets. These retained interests may take the form of mortgage-backed or mortgage-related asset-backed securities (including senior and subordinated interests), interest-only, principal-only, investment grade, non-investment grade or unrated securities. The subordinated interests we retain provide a form of credit enhancement for the more highly-rated securities. In addition to the interests we retain from our securitization activities, we purchase mortgage-backed securities, interest-only strips and other interests in securitized mortgage assets. As a result of these purchases, we may hold for investment (primarily with the intent to sell or securitize) mortgage-backed securities similar to those we retain in connection with our securitization activities. Interests in securitized assets, whether retained or purchased, are accounted for as investments in debt securities. Our estimate of the fair value of these interests requires us to exercise significant judgment about the timing and amount of future cash flows from these interests.
      We value interests in securitized assets on the basis of external dealer quotes, where available. External quotes are not available for a significant portion of these assets because of the relative illiquidity of such assets in the market. In these circumstances, we base valuations on internally-developed models that consider recent market transactions, experience with similar securities, current business conditions and analysis of the underlying collateral, as available.
      Estimating the fair value of these securities requires us to make certain assumptions based on current market information. The following describes the significant assumptions that could impact future cash flows, and therefore the valuation of these assets.

•	Prepayments — Similar to mortgage servicing rights, estimated prepayment speeds significantly impact the valuation of our retained interests in securitized assets because changes in actual and expected prepayment speed may significantly change the expected cash flows from these securities. For certain securities, we are able to obtain market information from third parties to estimate prepayment speeds. In other cases, we estimate prepayment speeds based upon historical and expected future prepayment rates.

•	Credit Losses — Expected credit losses on loans underlying mortgage-backed and mortgage-related asset-backed securities also significantly impact the estimated fair value of the related subordinate interests we retain. Credit losses can be impacted by many economic variables including unemployment, housing prices and other regional factors. The types of loan product and the interest rate environment are also key variables impacting our credit loss assumptions. For certain securities, market information for similar investments is available to estimate credit losses and collateral defaults (for example, dealer-quoted credit spreads). For other securities, we estimate future credit losses using internally-developed credit loss models, which generate indicative credit losses on the basis of our historical credit loss frequency and severity.

•	Discount Rate — Discount rate assumptions are affected primarily by changes in the assessed risk on the sold assets or similar assets and market interest rate movements. We determine discount rate assumptions using data obtained from market participants, where available, or based on current relevant treasury rates, plus an appropriate risk-adjusted spread, based on analysis of historical spreads on similar types of securities.

•	Interest Rates — Estimates of interest rates on variable- and adjustable-rate loans are based on spreads over an appropriate benchmark interest rate, usually LIBOR, using market-based yield curves. The movement in interest rates can also have a significant impact on the valuation of our retained interests.
      We include changes in the fair value of mortgage-backed and mortgage-related asset-backed securities held for trading as a component of investment gain or loss in our income statement. We include changes in the estimated fair value of mortgage-backed and mortgage-related asset-backed securities available for sale as a component of equity (other comprehensive income) in our balance sheet. If we determine that other than temporary impairment should be recognized related to mortgage-backed and mortgage-related asset-backed securities available for sale, we recognize such amounts in our income statement in the line item entitled gain on investment securities, net.
      Similar to mortgage servicing rights, changes in model assumptions can have a significant impact on the carrying value of interests in securitized assets. Note 17 to the audited combined financial statements included elsewhere in this prospectus summarizes the impact on the fair value due to a change in key assumptions for the significant categories of interests in securitized assets as of December 31, 2004 and 2003.
Results of Operations

Combined Results

Three and Six Months Ended June 30, 2005 Compared to Three and Six Months Ended June 30, 2004
      Our net income increased $27.6 million, or 10.1%, to $300.4 million for the three months ended June 30, 2005 compared to $272.8 million for the same period in 2004 and increased $114.7 million, or 22.6%, to $622.2 million for the six months ended 2005 compared to $507.5 million for the same period in 2004. These increases were primarily caused by increases in net servicing fees and gain on investment securities and a decline in the provision for loan losses. These favorable impacts to net income were partially offset by declines in net interest income and gain on sales of loans and an increase in operating expenses.
      Our loan production increased to $42.6 billion for the three months ended June 30, 2005 compared to $40.1 billion for the same period in 2004. During the first six months of 2005, our loan production increased to $79.0 billion from $72.0 billion in 2004. These increases were primarily a result of our increased domestic market share. The overall domestic mortgage origination market declined about 11% in the three months ended June 30, 2005 compared to the same period in 2004.
      Net interest income was $505.1 million for the three months ended June 30, 2005 compared to $701.6 million for the same period in 2004, a decrease of $196.5 million, or 28.0%, and decreased by $242.3 million, or 18.3%, to $1.1 billion for the six months ended June 30, 2005, compared to $1.3 billion for the same period in 2004. These decreases in net interest income were the result of increased borrowing costs due to an increase in market interest rates.
      The provision for loan losses was $142.1 million for the three months ended June 30, 2005 compared to $196.6 million for the same period in 2004 and $297.9 million for the six months ended June 30, 2005 compared to $379.8 million for the same period in 2004. These decreases in the provision for loan losses were primarily the result of the decline in our mortgage loans held for investment portfolio resulting from an increase in the amount of off-balance sheet securitizations since December 31, 2004. We recently increased our volume of off-balance sheet securitizations in order to take advantage of certain market conditions which make it more economical to securitize and sell all the credit risk on certain nonprime and home equity products rather than to retain them on balance sheet. Partially offsetting these declines in the provision due to lower asset levels were increases due to higher delinquencies on the portfolio as a result of a seasoning of loans held on balance sheet that were originated in prior years. See “— Asset Quality — Allowance for Loan Losses” for a discussion of seasoning and further discussion of asset quality.
      Gain from the sales of loans declined $67.4 million, or 30.9%, to $150.6 million for the three months ended June 30, 2005 compared to $218.0 million for the comparable period for 2004. The decrease was the result of lower pricing margins realized on sales of loans due to an increased competitive pricing environment, which was partially offset by a higher volume of off-balance sheet securitizations compared to on-balance sheet financings. For the six months ended June 30, 2005, gain on sale of loans was $480.2 million, an increase of $59.8 million, compared to $420.4 million for the same period in 2004. This increase was primarily due to the sale of the Mexican distressed loan business in the first quarter of 2005.
      Net servicing fees for the three months ended June 30, 2005 increased $138.1 million to $199.5 million from $61.3 million for the same period in 2004 and increased $153.3 million to $332.6 million for the six months ended June 30, 2005 from $179.3 million for the same period in 2004. These increases were comprised of increases in servicing fees and favorable impacts from hedges, which were partially offset by amortization and impairment.
      The increases in servicing fees were primarily due to increases in the size of our servicing portfolio. Our servicing portfolio grew from $323.8 billion as of June 30, 2004 to $345.3 billion as of June 30, 2005.

The increases in amortization and impairment of mortgage servicing rights and mortgage servicing asset valuation and hedge gain (loss) for the three months ended June 30, 2005 were primarily due to the impact of changes in market interest rates. Mortgage interest rates declined during the three months ended June 30, 2005. We revised our prepayment speed assumptions in our valuation models in the three months ended June 30, 2005 to reflect observed prepayment trends in our portfolios. This resulted in an overall increase in amortization and impairment for the three months ended June 30, 2005 compared to the same period in 2004 for our servicing rights related to our nonprime portfolio, which was partially offset by a decline in amortization and impairment for our servicing rights related to our prime portfolios due to a reduction in observed prepayment trends. The overall effect on our hedge positions was positively impacted by the movement in market interest rates during the three months ended June 30, 2005. For the six months ended June 30, 2005, both amortization and impairment of servicing rights and servicing asset valuation and hedge gain (loss) were comparable to the same period in 2004.
      Gain on investment securities increased by $46.4 million in the three months ended June 30, 2005 compared to the same period in 2004 primarily due to higher gains from our holdings of U.S. Treasury securities, which we use as economic hedges on our servicing asset. We had $79 million of realized and unrealized gains on these securities during 2005. For the six months ended June 30, 2005, gain on investment securities increased by $107.3 million due to the gain on holding of U.S. Treasury securities and the valuation gains recognized in the first quarter of 2005 on our home equity and high loan-to-value residuals resulting from decreasing prepayment speeds.
      Operating expenses increased by $26.3 million, or 4.3%, for the three months ended June 30, 2005 compared to the same period in 2004 and increased $70.0 million, or 6.0%, for the six months ended June 30, 2005 compared to the same period in 2004. These increases were primarily due to increased compensation expense due to increases in the number of employees and incentive compensation expense as a result of the improved results. The effective tax rate decreased from prior years, for both the three and six month periods, due to a decline in state taxes, the impact of lower international tax rates and the usage of foreign net operating losses.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Our net income increased $111.4 million, or 13.0%, to $968.2 million in 2004 compared to $856.8 million in 2003. This increase was primarily caused by increases in net interest income, net servicing fees, gain on investment securities and real estate related revenues. These favorable impacts to net income were partially offset by an increase in the provision for loan losses and a reduction in the gain on sales of loans.
      In 2004, our loan production declined to $147.0 billion from the record level of $180.6 billion in 2003. Our pricing margins also declined in 2004 as market participants reduced their pricing to address lower production volumes. Our decline in production reflects the overall reduction in mortgage loan originations in the United States in 2004 primarily due to increases in interest rates. In 2004, approximately $2.8 trillion in residential mortgage loans were funded in the United States, compared to $3.8 trillion in 2003.
      Net interest income increased by $506.0 million, or 24.3%, to $2.6 billion in 2004, compared to $2.1 billion in 2003 as a result of our continued use of on-balance sheet securitizations and the corresponding overall growth in our portfolio of mortgage loans held for investment (which increased to $56.8 billion in 2004 from $45.8 billion in 2003). In 2004, we issued $28.8 billion of on-balance sheet securitizations, compared to $33.8 billion of such transactions in 2003. The decline was due to the decline in mortgage loan production but also reflected a reduction in the percentage of our securitizations structured on-balance sheet (49% in 2004 from 53% in 2003). This reduction is the result of our continuous assessment of market pricing and our retained risk profile. As of December 31, 2004, there were $50.7 billion of collateralized borrowings in securitization trusts compared to $39.4 billion as of December 31, 2003.

      The $389.4 million increase in the provision for loan losses was driven by higher estimates of incurred loan losses in our portfolio of mortgage loans held for investment. The higher estimates of incurred losses reflects both the increase in the size of this portfolio from 2003 as well as the effect of the credit seasoning of loans that were originated in prior years. See “— Asset Quality — Allowance for Loan Losses” for a discussion of credit seasoning.
      Gain from the sales of loans declined $1.0 billion, or 60.1%, through a combination of lower margins and decreased production volumes from the record levels experienced in 2003. Proceeds from sales and repayments of mortgage loans held for sale declined by $29.9 billion, or 18.8%, to $128.8 billion in 2004 compared to $158.7 billion in 2003.
      Net servicing fees increased to $505.9 million in 2004 from a net servicing fee loss of $322.0 million in 2003. Net servicing fees benefited from the increase in overall market interest rates (and the resulting decline in actual and expected prepayment activity) as our residential mortgage operations experienced higher servicing fee income and lower amortization and impairment of mortgage servicing rights. The carrying value of our mortgage servicing rights increased to $3.4 billion as of December 31, 2004 compared to $3.2 billion as of December 31, 2003. The related amortization and impairment of the mortgage servicing rights were $1.0 billion in 2004 compared to $2.0 billion in 2003. Servicing asset valuation and hedge gain declined by $292.3 million, or 57.6%, primarily due to the flattening of the interest rate yield curve in 2004.
      Gains on investment securities were $63.7 million in 2004 as compared to a loss of $222.8 million in 2003. This improvement of $286.5 million was primarily due to prior year valuation adjustments taken on nonprime subordinate interests related to our off-balance sheet securitizations to reflect decreased projected cash flows from our original estimates in 2003.
      Real estate related revenues increased $148.8 million, or 29.7%, due to increased investment income associated with various real estate and construction investments and increases in real estate service fees as a result of continued growth.
      Total operating expenses were $2.4 billion in 2004, unchanged from 2003 despite a reduction in loan production volume. Compensation and benefits expense was $1.2 billion in 2004 and 2003. Reductions in other expenses, primarily due to a decrease in mortgage loan processing expense of $97.8 million reflecting lower mortgage loan production, were offset by an increase in professional fees of $55.3 million due to the use of consultants to assist with information technology development and a $23.6 million increase in advertising.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Our net income increased $548.2 million, or 177.6%, to $856.8 million in 2003 compared to $308.6 million in 2002. This increase was primarily caused by an increase in net interest income and a higher gain on sale of loans. These favorable impacts to net income were partially offset by increased operating expenses and a higher provision for loan losses. We had record loan production of $180.6 billion in 2003, surpassing the prior record of $122.3 billion in 2002.
      Net interest income increased by $1.1 billion, or 105.3%, to $2.1 billion in 2003, compared to $1.0 billion in 2002 as a result of our increased use of on-balance sheet securitizations and the overall growth in our portfolio of mortgage loans held for investment. In 2003, we issued $33.8 billion of on-balance sheet securitizations, compared to $12.2 billion of such transactions in 2002. The increase was due to both higher loan production and a higher percentage of our securitizations being structured as on-balance sheet securitizations. As of December 31, 2003, we had $39.4 billion of collateralized borrowings in securitization trusts compared to $12.4 billion as of December 31, 2002.
      The increase in the provision for loan losses of $221.8 million in 2003 reflected increased estimates of incurred losses related to both the increase in the size of the portfolio of mortgage loans held for investment from 2002 as well as the effect of the credit seasoning of loans that were originated in prior years. See “— Asset Quality — Allowance for Loan Losses” for a discussion of credit seasoning.

      Gain from the sales of loans increased $203.3 million, or 13.2%, due to higher loan production volumes. Proceeds from sales and repayments of mortgage loans held for sale increased $42.1 billion, or 36%, to $158.7 billion in 2003, compared to $116.6 billion in 2002.
      Net servicing fee loss was slightly improved to $322.0 million in 2003 from $357.1 million in 2002. This change was due to amortization and impairment of servicing rights, which declined in 2003 by $202.7 million, or 9.1%, to $2.0 billion, compared to $2.2 billion in 2002. This decline was caused by higher market interest rates in the second half of 2003. This favorable impact was partially offset by a decline in servicing asset valuation and hedge gain of $177.8 million, or 26.0%, to $507.2 million, compared to $685.0 million in 2002. This decline was primarily due to the increase in interest rates in the second half of 2003 and the impact this had on our hedge positions. The net carrying value of mortgage servicing rights increased to $3.2 billion as of December 31, 2003, compared to $2.3 billion as of December 31, 2002. This increase reflects the inflow of record mortgage loan production that we service and hedge accounting valuation increases corresponding to the increase in interest rates (and resultant decline in prepayment expectations) in the second half of 2003.
      The loss on investment securities was $222.8 million in 2003, an improvement of $148.8 million from 2002. This change reflects a decrease in the value of our prime home equity and high loan-to-value interest-only securities from our off-balance sheet securitizations recorded in 2002 and the relative stabilization of the value of those assets in 2003 resulting from the increase in interest rates in the second half of 2003. This was partially offset by a decline in gains on sales of U.S. Treasury securities in 2003. In 2003, we recognized gains of $33.0 million on these sales, compared to $275.8 million in 2002.
      Operating expenses increased by $365.9 million, or 18.3%, to $2.4 billion in 2003 from $2.0 billion in 2002. This was due to an increase in compensation and benefits of $226.3 million from 2002 to 2003 reflecting increased personnel to handle higher loan production volume as well as increased incentive compensation. Professional fees increased $54.2 million in 2003 due to the use of consultants for information technology development. Other expense increased $89.5 million primarily reflecting the increase in mortgage loan processing expense due to higher loan production volumes.

Segment Results

GMAC Residential
      The following table presents results of operations for GMAC Residential:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Net interest income	$70.5	$90.8	$143.7	$165.2	$327.6	$385.7	$192.9
Provision for loan losses	4.0	(1.2)	2.9	(2.7)	2.8	(8.0)	(17.3)
Gain on sales of mortgage loans, net	64.8	169.4	197.2	274.6	497.7	1,237.7	1,083.5
Servicing fees	243.5	211.8	478.0	419.2	867.3	835.8	894.4
Amortization and impairment of servicing rights	(162.3)	(222.5)	(300.0)	(421.7)	(775.6)	(1,555.3)	(1,840.1)
Servicing asset valuation and hedge gain (loss), net	50.5	14.7	36.7	59.9	211.2	405.8	415.2

Net servicing fees (loss)	131.7	4.0	214.7	57.4	302.9	(313.7)	(530.5)
Other income	104.6	89.4	167.2	106.3	142.1	155.3	53.8
Operating expenses	(225.3)	(192.2)	(429.6)	(379.7)	(767.5)	(891.6)	(760.5)
Income tax expense	(57.5)	(85.9)	(124.1)	(109.9)	(225.0)	(204.9)	(10.7)

Net income	$92.8	$74.3	$172.0	$111.2	$280.6	$360.5	$11.2

Three and Six Months Ended June 30, 2005 Compared to Three and Six Months Ended June 30, 2004
      GMAC Residential had net income of $92.8 million and $172.0 million for the three and six-months ended June 30, 2005 compared to $74.3 million and $111.2 million for the same periods in 2004. These increases in net income were primarily due to increases in net servicing fees and other income. These items were partially offset by declines in gain on sales of mortgage loans and net interest income and an increase in operating expenses.
      Loan originations totaled $23.7 billion in the three months ended June 30, 2005 and $46.4 billion in the six months ended June 30, 2005, compared to $24.7 billion and $42.7 billion during the same periods in 2004. Origination volume in the three months ended June 30, 2005 was positively impacted by the growth in this segment’s market share, which was 3.4% in the period for the three months ended June 30, 2005 compared to 3.2% in the same period in 2004. A portion of the growth in mortgage loan production volume resulted from the acquisition of certain mortgage banking operations in September 2004. This acquisition contributed $1.3 billion in mortgage loan production volume in 2005.
      Net interest income declined by $20.3 million, or 22.4%, in the three months ended June 30, 2005 compared to the same period in 2004 and declined by $21.5 million, or 13.0%, in the six months ended June 30, 2005 compared to the same period in 2004. These declines were caused by an increase in borrowing costs. The cost of funds was 165 basis points higher during the first six months of 2005 compared to the same period in 2004.
      Gain on sales of loans declined by $104.6 million, or 61.7%, in the three months ended June 30, 2005 compared to the same period in 2004 and declined by $77.4 million, or 28.2%, in the six months ended June 30, 2005 compared to the same period in 2004. These decreases were primarily the result of lower pricing margins realized on sales of loans due to a more competitive pricing environment. Additionally, the gain on sale of loans was impacted by a lower level of capitalization rates for originated mortgage servicing rights. Originated mortgage servicing right capitalization rates averaged 42 basis points for the first six months of 2005 compared to 71 basis points for the first six months of 2004. This decline was primarily due to the flattening of the yield curve in 2005 and market interest rates being lower when loans were sold compared to when those loans were originated.
      Net servicing fees increased by $127.7 million in the three months ended June 30, 2005 compared to the same period in 2004 and increased by $157.3 million in the six months ended June 30, 2005 compared to the same period in 2004. These increases were the result of increases in servicing fees, declines in amortization and impairment of servicing rights and increases in servicing asset valuation and hedge gain. The increases in servicing fees reflected the growth in this segment’s servicing portfolio in the six months ended June 30, 2005 compared to the same period in 2004. The mortgage loan servicing portfolio grew from $211.2 billion as of June 30, 2004 to $257.8 billion as of June 30, 2005.
      The declines in amortization and impairment of servicing rights resulted from an update of prepayment and cash flow assumptions based upon observed trends in the portfolio despite the lower market interest rates in the second quarter of 2005. The average interest rate on a 30-year mortgage declined by approximately 65 basis points during the three months ended June 30, 2005 compared to the same period in 2004. The overall effect on our hedge positions was positively impacted by the decline in market interest rates.
      Other income increased by $15.2 million, or 17.0%, in the three months ended June 30, 2005, primarily due to securities gains of $81.2 million in the period, compared to securities gains of $61.3 million in the same period in 2004. This increase was primarily due to higher gains on U.S. Treasury securities, which were partially offset by a decline in gains on home equity and high-loan-to-value residuals. For the three months ended June 30, 2005, valuation gains on the home equity and high-loan-to-value residuals was $1 million compared to $52 million in the same period in 2004. For the six months ended June 30, 2005, other income increased by $60.9 million, or 57.3%, primarily due to securities gains of $123.9 million, compared to $55.4 million in the same period in 2004. This increase was primarily due to gains of $60 million on U.S. Treasury securities in 2005. There were no U.S. Treasury securities gains in either the first or second quarter of 2004.
      Operating expenses increased by $33.1 million, or 17.2%, in the three months ended June 30, 2005 compared to the same period in 2004 and increased by $49.9 million, or 13.1%, in the six months ended June 30, 2005 compared to the same period in 2004. These increases were primarily due to an increase in compensation expense as both headcount and incentive compensation expense increased compared to the same periods in 2004. The increase in incentive compensation reflected the increased overall profitability during the three and six months ended June 30, 2005 compared to the same periods in 2004. The effective tax rate decreased in the three and six months ended June 30, 2005 compared to the same periods in 2004 primarily due to lower state taxes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net income in 2004 was $280.6 million, compared to $360.5 million in 2003. Loan production volume in 2004 declined 24% to $87.5 billion, compared to $114.5 billion in 2003. Loan production volume in 2004 was negatively impacted by a decline in mortgage refinance transactions as mortgage interest rates began to increase from the levels observed in 2003. The decline in loan production volume drove a reduction in the gain on sales of loans, which was partially offset by an increase in net servicing fees and other income.
      Net interest income declined $58.1 million, or 15.1%, in 2004 primarily due to the decrease in origination activity, which resulted in a decrease in our portfolio of mortgage loans held for sale. The net interest income for this segment is primarily earned from mortgage loans held for sale as substantially all of the loan production volume is sold and not retained on the balance sheet. This was partially offset by an increase in our mortgage loans held for investment and lending receivables portfolio for this segment of $798.2 million from 2003 to 2004.
      The $740.0 million, or 59.8%, decline in gain on sales of loans in 2004 was primarily due to decreased production of mortgage loans combined with lower margins achieved on their sale. Mortgage loan production volume was $87.5 billion in 2004, compared to $114.5 billion in 2003.
      Net servicing fees increased to $302.9 million in 2004 from a loss of $313.7 million in 2003. Net servicing fees increased primarily due to a 50.1% decline in amortization and impairment of servicing rights resulting from lower prepayment speeds due to increases in market interest rates. This favorable impact was partially offset by a decline in servicing asset valuation and hedge gain of $194.6 million, or 48.0%, in 2004. In both 2004 and 2003, a large portion of our hedge position was comprised of interest rate swaps in which we received fixed rates and paid floating rates. In 2003, we recognized additional benefits from these positions as short term interest rates did not increase as fast as expected by the market. In 2004, these positions were less beneficial due to the yield curve flattening more in line with market expectations. Additionally, other derivative gains increased $72 million. Other derivative gains or losses are attributable to derivatives that are no longer designated as hedges.
      Operating expenses declined by $124.1 million, or 13.9%, in 2004, primarily due to a reduction in mortgage loan processing expenses of $93.3 million. This decline in mortgage loan processing expenses was attributable to the decline in loan production volume, which was partially offset by a $22.6 million increase in advertising.
      Income tax expense increased by $20.1 million in 2004. This increase occurred despite a $59.8 million decline in income before income tax expense as compared to 2003 and resulted in an effective tax rate of 44.5% in 2004, compared to 36.2% in 2003. The increase was primarily the result of a $25.0 million increase in state income taxes net of federal tax benefit due to limitations on the deductibility of certain losses and a $13.5 million benefit in 2003 due to a settlement with a local taxing authority.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net income in 2003 was $360.5 million, compared to $11.2 million in 2002. The increase was caused primarily by an increase in net interest income, larger gains on sales of mortgage loans related to increased loan production volume and a decrease in the net servicing fee loss. These increases were partially offset by higher operating expenses.
      Net interest income increased by $192.8 million, or 99.9%, in 2003 primarily due to the increase in loan production volume, resulting in growth in our portfolio of mortgage loans held for sale. Loan production increased to $114.5 billion in 2003 from $71.6 billion in 2002, an increase of 59.9%. Gain on sales of mortgage loans increased in 2003 by $154.2 million, or 14.2%, due to increased loan production volume.
      Net servicing fee loss declined to $313.7 million in 2003 from $530.5 million in 2002. The reduced loss was primarily due to a $284.8 million decrease in amortization and impairment of servicing rights resulting from decreasing prepayment speeds to reflect market interest rate conditions in the second half of 2003 as compared to 2002. This favorable impact was partially offset by the decline in service fees of $58.6 million resulting from prepayments in 2003 impacting loans with higher than average servicing fee rates. In 2003, the average servicing rate declined by 2 basis points. Also in 2003, Ginnie Mae reduced the service fee rate on certain pools from 0.44% to 0.19%.
      Other income increased by $101.5 million, or 188.7%, in 2003. This increase reflects a decrease recorded in 2002 in the value of our prime home equity and high loan-to-value interest-only securities from our off-balance sheet securitizations and the value of these assets stabilizing in 2003 resulting from the increase in interest rates in the second half of 2003. This was partially offset by a decline in gains on sales of U.S. Treasury securities in 2003. In 2003, we recognized gains of $33.0 million on these sales, compared to $275.8 million in 2002.
      Operating expenses increased by $131.1 million, or 17.2% primarily due to increases in compensation expense reflecting higher headcount and incentive compensation due to the increased loan production volume and profitability. Mortgage loan processing expense also increased reflecting the higher loan production volume.

Residential Capital Group
      The following table presents the results of operations for Residential Capital Group:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Net interest income	$335.2	$559.7	$751.3	$1,044.3	$2,050.2	$1,581.6	$778.2
Provision for loan losses	(132.1)	(194.4)	(280.4)	(369.8)	(820.0)	(380.3)	(193.2)
Gain on sales of mortgage loans, net	14.7	(23.0)	80.4	27.7	6.7	358.9	389.6
Servicing fees	109.1	102.8	218.7	203.3	412.5	352.5	276.0
Amortization and impairment of servicing rights	(143.1)	78.4	(148.3)	(37.1)	(233.5)	(455.5)	(377.6)
Servicing asset valuation and hedge gain (loss), net	110.6	(130.4)	56.6	(45.3)	3.7	101.5	269.8

Net servicing fees (loss)	76.6	50.8	127.0	120.9	182.7	(1.5)	168.2
Other income	61.8	43.2	138.4	98.6	216.7	(27.9)	(23.7)
Operating expenses	(200.2)	(212.9)	(415.0)	(414.8)	(844.6)	(787.0)	(646.9)
Income tax expense	(58.5)	(115.4)	(152.7)	(223.8)	(302.8)	(284.5)	(181.7)

Net income	$97.5	$108.0	$249.0	$283.1	$488.9	$459.3	$290.5

Three and Six Months Ended June 30, 2005 Compared to Three and Six Months Ended June 30, 2004
      Residential Capital Group’s net income for the three months ended June 30, 2005 was $97.5 million, compared to $108.0 million for the same period in 2004, and $249.0 million for the six months ended June 30, 2005, compared to $283.1 million for the same period in 2004. The decrease in net income for these periods was primarily caused by decreased net interest income partially offset by lower provision for loan losses, an increase in gain on sale of loans and an increase in other income.
      Loan originations totaled $14.3 billion in the three months ended June 30, 2005 and $24.8 billion in the six months ended June 30, 2005, compared to $11.8 billion and $22.6 billion during the same periods in 2004. Origination volume in the three months ended June 30, 2005 was positively impacted by the growth in this segment’s market share, which was 2.1% in the three months ended June 30, 2005 compared to 1.5% in the same period in 2004.
      Net interest income declined $224.5 million, or 40.1%, in the three months ended June 30, 2005 and declined $293.0 million, or 28.1%, in the six months ended June 30, 2005 compared to the same periods in 2004. These declines were primarily due to increased borrowing costs. Our cost of borrowing was 112 basis points higher in 2005 compared to the same periods in 2004 because of the increase in interest rates.
      The provision for loan losses declined by $62.3 million, or 32.0%, in the three months ended June 30, 2005 and declined by $89.4 million, or 24.2%, in the six months ended June 30, 2005 compared to the same periods in 2004. These declines were due to a decline in the growth in our mortgage loans held for investment portfolio resulting from an increase in the amount of off-balance sheet securitizations since December 31, 2004. The Residential Capital Group has recently increased its volume of off-balance sheet securitizations in order to take advantage of certain market conditions which make it more economical to securitize and sell all the credit risk on certain nonprime and home equity products rather than to retain them on the balance sheet. Partially offsetting the declines in the provision due to lower asset levels were increases due to higher delinquencies on the portfolio as a result of a seasoning of loans held on balance sheet that were originated in prior years. For the three months ended June 30, 2005, our mortgage loans held for investment portfolio decreased by $1.5 billion compared to an increase of $4.3 billion in the same period in 2004. For the six months ended June 30, 2005, our mortgage loans held for investment portfolio decreased by $3.7 billion compared to an increase of $9.8 billion in the same period in 2004.
      Gain on sales of mortgage loans increased $37.7 million in the three months ended June 30, 2005 and $52.7 million in the six months ended June 30, 2005. These increases were due to completion of more off-balance sheet securitizations in both periods. We continually monitor market conditions in determining whether to conduct on- or off-balance sheet securitizations. Throughout 2005, market conditions were more favorable to off-balance sheet securitizations and the sale of the related subordinated retained interests. For the three months ended June 30, 2005, the total volume of off-balance sheet securitizations was $6.5 billion, compared to $4.3 billion for the same period in 2004. For the six months ended June 30, 2005, the total volume of off-balance sheet securitizations was $12.3 billion, compared to $6.9 billion for the same period in 2004.
      Net servicing fees increased $25.8 million, or 50.8%, in the three months ended June 30, 2005 and increased $6.1 million, or 5.0%, in the six months ended June 30, 2005 compared to the same periods in 2004. Amortization and impairment of servicing rights increased by $221.5 million in the three months ended June 30, 2005 and increased by $111.2 million in the six months ended June 30, 2005 primarily due to higher prepayment assumptions resulting from the decline in market interest rates. This decline in market interest rates also led to an increase of $241.0 million in servicing asset valuation and hedge gain for the three months ended June 30, 2005 and an increase of $101.9 million in servicing asset valuation and hedge gain in the six months ended June 30, 2005.
      Other income increased $18.6 million in the three months ended June 30, 2005 and $39.8 million in the six months ended June 30, 2005 compared to the same periods in 2004. The increases were due to the increase in the valuation of retained interests resulting from the update of estimates of future losses resulting from favorable credit loss experience.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net income in 2004 was $488.9 million, compared to $459.3 million in 2003. The increase was primarily caused by increases in net interest income, other income and net servicing fees. These increases were largely offset by an increase in the provision for loan losses, a decline in the gain on sale of loans and an increase in operating expenses.
      Net interest income increased $468.6 million, or 29.6%, in 2004 primarily due to the growth in our portfolio of mortgage loans held for investment related to securitizations structured as on-balance sheet financings. As of December 31, 2004, we had $50.7 billion of collateralized borrowings in securitization trusts, compared to $39.4 billion as of December 31, 2003.
      The provision for loan losses increased $439.7 million, or 115.6%, in 2004. The increase in the provision for loan losses was driven by higher estimates of incurred loan losses in our portfolio of mortgage loans held for investment. The higher estimate of incurred losses reflected both the overall growth of this portfolio as well as the effect of the credit seasoning of loans that were originated in prior years.
      The $352.2 million, or 98.1%, decline in gain on sales of loans in 2004 was primarily due to the continued strategy to execute a significant portion of securitizations as on-balance sheet financings. Additionally, decreased loan production volume contributed to the decline.
      Net servicing fees increased to $182.7 million in 2004 from a net servicing fee loss of $1.5 million in 2003. The increase in net servicing fees resulted from a $60.0 million increase in servicing fees and a $222.0 million decrease in amortization and impairment of servicing rights, partially offset by a $97.8 million reduction in servicing asset valuation and hedge gain. Servicing fees increased due to the growth of our servicing portfolio. As of December 31, 2004, the primary servicing portfolio increased $8.1 billion, or 10.4% to $86.5 billion, compared to $78.4 billion as of December 31, 2003. The reduction in amortization and impairment of servicing rights was primarily due to slower prepayment speeds resulting from higher interest rates in 2004. The decline in the hedge gain was primarily due to increases in interest rates in 2004 compared to 2003 and the resulting impact of those increases on our hedge position.
      Other income increased by $244.6 million in 2004 primarily due to a $314.9 million reduction in the net loss on investment securities. This reduction was primarily due to valuation adjustments taken on certain of our nonprime subordinate interests in 2003 due to decreased projected cash flows from our original estimates as of December 31, 2002.
      Operating expenses increased by $57.6 million, or 7.3%, in 2004 primarily due to higher compensation expense from an increase in personnel and increased professional fees. The increase in professional fees was primarily due to the use of consultants for information technology development projects.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net income in 2003 was $459.3 million, compared to $290.5 million in 2002. The increase was primarily caused by an increase in net interest income due to growth in our portfolio of mortgage loans held for investment reflecting our increased use of securitizations structured as on-balance sheet financings rather than as sales. This increase was partially offset by an increase in the provision for loan losses, a reduction in net servicing fees and an increase in operating expenses.
      Net interest income increased by $803.4 million, or 103.2%, in 2003. This increase was due to the low interest rate environment in 2003 that resulted in loan production and securitization volume reaching record highs. We continued to grow the size of our portfolio of mortgage loans held for investment by increasing the number of securitization transactions we structured as on-balance sheet financings. In 2003, we structured $33.8 billion of securitizations as on-balance sheet financings compared to $12.2 billion in 2002. The percentage of securitizations structured as on-balance sheet financings increased to approximately 50% in 2003 compared to approximately 25% in 2002.
      The provision for loan losses increased by $187.1 million, or 96.8%, in 2003. The increase in the provision for loan losses was driven by higher estimates of incurred loan losses in our portfolio of mortgage loan held for investment. The higher estimates of incurred losses reflected both the growth of this portfolio from 2002 as well as the effect of the credit seasoning of loans that were originated in prior years.
      Net servicing fees declined to a loss of $1.5 million in 2003 from income of $168.2 million in 2002. This reduction was due to higher amortization and impairment of servicing rights in 2003 and our hedge position having a larger positive impact in 2002. Amortization and impairment of servicing rights increased by $77.9 million in 2003 compared to 2002 primarily due to the growth of the size of the servicing portfolio. Our mortgage loan servicing portfolio was $78.4 billion as of December 31, 2003, an increase of $14.9 billion from December 31, 2002. The $168.3 million larger positive impact of our hedge position in 2002 compared to 2003 reflected the continuous decline in interest rates during 2002 as compared to 2003. Both of these negative effects were partially offset by an increase in servicing fees of $76.5 million in 2003 due to an increase in the size of our servicing portfolio.
      Operating expenses increased $140.1 million, or 21.7%. This was attributable to increased compensation from increased number of personnel and higher incentive compensation. Professional fees also increased due to the use of consultants for information technology development expenses.

Business Capital Group
      The following table presents the results of operations for the Business Capital Group:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Net interest income	$35.8	$31.4	$73.0	$53.1	$124.2	$81.2	$50.2
Provision for loan losses	(12.2)	(0.2)	(19.7)	(5.4)	(21.0)	(62.6)	(19.9)
Other income	66.2	49.5	116.2	92.2	208.8	136.0	101.9
Operating expenses	(20.8)	(14.3)	(38.0)	(28.3)	(71.8)	(54.7)	(38.6)
Income tax expense	(25.7)	(25.4)	(49.6)	(42.7)	(91.9)	(38.2)	(36.0)

Net income	$43.3	$41.0	$81.9	$68.9	$148.3	$61.7	$57.6

Three and Six Months Ended June 30, 2005 Compared to Three and Six Months Ended June 30, 2004
      Business Capital Group’s net income for the three months ended June 30, 2005 was $43.3 million, compared to $41.0 million for the same period in 2004. Net income for the six months ended June 30, 2005 was $81.9 million, compared to $68.9 million for the same period in 2004. These increases were primarily caused by higher real estate related revenues, which were partially offset by an increase in the provision for loan losses.
      Net interest income increased by $4.4 million, or 14.0%, in the three months ended June 30, 2005 and increased by $19.9 million, or 37.5%, in the six months ended June 30, 2005 compared to the same periods in 2004. These increases were due to the growth of residential construction and resort finance lending and healthcare lending receivables. As of June 30, 2005, lending receivables increased by $709 million, or 24.8%, compared to June 30, 2004.
      The impact of these increases on net interest income were partially offset by growth in borrowings related to increases in investments in real estate. Real estate related revenues are included in investment income.
      The provision for loan losses increased by $12.0 million in the three months ended June 30, 2005 and $14.3 million in the six months ended June 30, 2005 compared to the same periods of 2004. These increases were primarily due to the growth in the portfolio and the assessment of incurred loss estimates inherent in the portfolio.
      Other income increased by $16.7 million, or 33.7%, in the three months ended June 30, 2005 and increased $24.0 million, or 26.0%, in the six months ended June 30, 2005. These increases were primarily due to real estate related revenues generated from equity investments and a $300 million increase in our real estate owned portfolio consisting of model homes and lot options.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net income in 2004 was $148.3 million, compared to $61.7 million in 2003. The increase was primarily caused by increases in net interest income and other income and a reduction in the provision for loan losses. These items were partially offset by an increase in operating expenses.
      Net interest income increased by $43.0 million, or 53.0%, in 2004. This increase was primarily due to the growth of lending receivables. Lending receivables increased by $1.1 billion in 2004, or 55.2%, from 2003. This growth came from the consolidation of a previously non-consolidated entity that is used as an aggregation facility for certain of our lending receivables. We are now required to consolidate this entity under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities due to a restructuring in the second quarter of 2004 of this facility. The facility was restructured to allow loans with letters of credit to be drawn upon at the discretion of the facility. It is not currently anticipated that similar restructurings will occur in the future. The growth also reflects increases in our construction and resort lending portfolios. The favorable impact to net interest income was partially offset by increases in our cost of borrowings.
      The provision for loan losses declined by $41.6 million, or 66.5%, in 2004. This decline was primarily due to the stabilization of credit risk on certain loans in the portfolio.
      Other income increased by $72.8 million, or 53.5%, in 2004. This increase was primarily due to an increase in income from an equity investment in a homebuilder.
      Operating expenses increased by $17.1 million, or 31.3%, in 2004. This increase was primarily due to increased compensation expense, including incentive compensation, due to the increased size and profitability of the business.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net income in 2003 was $61.7 million, compared to $57.6 million in 2002. The increase was primarily due to increases in net interest income and other income. These items were partially offset by increases in the provision for loan losses and operating expenses.
      Net interest income increased by $31.0 million, or 61.8%, in 2003. This increase was primarily due to the growth of lending receivables. Lending receivables increased by $601.3 million in 2003, or 43.6%, from 2002. The majority of this receivables growth came from our resort finance business which increased by $317.8 million and our health capital business which increased by $147.1 million. The first full year of operation for the resort finance business was 2003.
      In 2003, the provision for loan losses increased by $42.7 million from 2002. This increase was primarily due to deterioration of credit quality in certain specific lending receivables as well as increased allowances for other receivables due to updated loss estimates.
      Other income increased by $34.1 million, or 33.5%, in 2003. This increase was primarily due to an increase in investment income from various projects and partnerships.
      Operating expenses increased by $16.1 million, or 41.7%, in 2003. This increase was primarily due to increased compensation expense, including incentive compensation, due to the increased size and profitability of the business.

International Business Group
      The following table presents the results of operations for International Business Group:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Net interest income	$47.3	$24.9	$77.5	$46.6	$105.5	$52.3	$17.6
Provision for loan losses	(2.1)	(0.8)	(0.7)	(1.8)	(4.5)	(2.2)	(1.1)
Gain on sales of mortgage loans, net	69.7	86.8	136.7	129.1	196.8	118.2	70.5
Servicing fees	(8.0)	(3.5)	(11.9)	(8.6)	8.6	(4.0)	6.5
Amortization and impairment of servicing rights	0.2	0.1	0.6	0.2	0.5	0.1	—
Servicing asset valuation and hedge gain, net	—	—	—	—	—	—	—

Net servicing fees (loss)	(7.8)	(3.4)	(11.3)	(8.4)	9.1	(3.9)	6.5
Other income	22.8	(8.4)	18.6	(6.1)	(29.0)	11.9	29.9
Operating expenses	(60.7)	(48.0)	(119.1)	(92.1)	(200.5)	(138.6)	(102.2)
Income tax expense	(20.7)	(10.2)	(30.5)	(13.7)	(26.1)	(13.7)	(8.7)

Net income	$48.5	$40.9	$71.2	$53.6	$51.3	$24.0	$12.5

Three and Six Months Ended June 30, 2005 Compared to Three and Six Months Ended June 30, 2004
      Net income for the three months ended June 30, 2005 was $48.5 million, compared to $40.9 million for the same period in 2004. Net income for the six months ended June 30, 2005 was $71.2 million, compared to $53.6 million for the same period in 2004. The increases were primarily caused by increases in net interest income, which were partially offset by increases in operating expenses.
      Net interest income increased by $22.4 million in the three months ended June 30, 2005 and increased $30.9 million in the six months ended June 30, 2005 compared to the same periods in 2004. These increases were primarily due to the growth of our portfolio of mortgage loans held for investment in the United Kingdom by $763 million compared to June 30, 2004, which was partially offset by a higher cost of funds.
      Gain on sale of mortgage loans declined by $17.1 million, or 19.7%, in the three months ended June 30, 2005 compared to the same period in 2004. This decline was primarily due to a decline in realized rates from sold loans. For the three months ended June 30, 2005, we sold $4.4 billion of loans through off-balance sheet securitizations compared to $4.8 billion in the same period in 2004.
      Gain on sale of mortgage loans increased by $7.6 million, or 5.9%, in the six months ended June 30, 2005 compared to the same period in 2004. This increase was primarily due to the impact of hedging activities during the three months ended March 31, 2005 which contributed to an $24.8 million increase over the same period in 2004. For the six months ended June 30, 2005, we sold $7.4 billion of loans through off-balance sheet securitizations compared to $7.3 billion in the same period in 2004.
      Operating expenses increased by $12.7 million, or 26.5%, in the three months ended June 30, 2005 and increased $27.0 million, or 29.3%, in the six months ended June 30, 2005 compared to the same periods in 2004. These increases were primarily due to higher compensation expenses due to increases in headcount and increases in incentive compensation due to improved operating results.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net income in 2004 was $51.3 million, compared to $24.0 million in 2003. The increase was primarily due to increases in net interest income and gain on sales of loans. These items were partially offset by an increase in operating expenses and a decline in other income.
      Net interest income increased by $53.2 million, or 101.7%, in 2004. This increase was primarily due to the growth of our portfolio of mortgage loans held for investment in the United Kingdom. We structured one $900.5 million securitization in September 2004 as an on-balance sheet financing. In September and December 2003, we structured two of our securitizations in the United Kingdom as on-balance sheet financings totaling $1.7 billion. Prior to September 2003, all securitizations in this segment had been structured as off-balance sheet transactions.
      Gain on sales of loans increased by $78.6 million, or 66.5%, in 2004. The majority of this increase occurred in the United Kingdom and was primarily due to increased loan production volume in 2004. In the United Kingdom, total loans sold increased by $4.8 billion, or 83%, to $10.6 billion in 2004, compared to $5.8 billion in 2003. The increase in loan production was primarily the result of favorable interest rates and housing price appreciation.
      Other income declined by $40.9 million in 2004. This decline was primarily due to a decline in the fair value of residual interests from our off-balance sheet securitizations due to increased prepayment speeds.
      Operating expenses increased by $61.9 million, or 44.7%, in 2004. This increase was primarily due to increased compensation expense including incentive compensation, due to the increased size and profitability of the business.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net income in 2003 was $24.0 million, compared to $12.5 million in 2003. The increase was primarily caused by increases in net interest income and gain on sales of loans. These items were partially offset by an increase in operating expenses and a decline in other income.
      Net interest income increased by $34.7 million, or 197.2%, in 2003. This increase was primarily due to the growth of mortgage loans held for investment in the United Kingdom and an increase in the yield on these loans. In September and December 2003, we structured two of our securitizations in the United Kingdom as on-balance sheet financings totaling $1.7 billion. Prior to September 2003, all securitizations in this segment had been structured as off-balance sheet transactions.
      Gain on sales of loans increased by $47.7 million, or 67.7%, in 2003. This was due to increases in gains on sale of loans in the United Kingdom resulting from increased loan production volume in 2003. In the United Kingdom, total loans sold increased by $1.9 billion, or 49%, to $5.8 billion in 2003, compared to $3.9 billion in 2002. Additionally, the gain on sale of loans in continental Europe increased to $24.5 million in 2003 as loan originations doubled in The Netherlands to $1.2 billion in 2003.
      Other income declined by $18.0 million in 2003. This decline was primarily due to declines in the fair value of residual interests retained from our off-balance sheet securitizations due to increased prepayment speeds.
      Operating expenses increased by $36.4 million, or 35.6%, in 2003. This increase was primarily due to increased compensation expense, including incentive compensation, reflecting the increased size and profitability of the business.

Corporate and Other
      The following table presents the results of operations for Corporate and Other:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Net interest expense	$16.2	$(5.3)	$10.3	$(11.1)	$(21.6)	$(20.8)	$(25.7)
Provision for loan losses	0.3	(0.2)	—	(0.3)	(0.2)	(0.4)	(0.2)
Gain (loss) on sales of loans	1.4	(15.2)	65.9	(11.0)	(5.9)	30.3	(0.4)
Servicing fees	0.6	1.5	1.3	2.3	7.6	2.7	(1.7)
Mortgage servicing rights amortization and impairment	(1.8)	8.4	1.1	7.1	5.3	(4.2)	—

Net servicing fees (loss)	(1.2)	9.9	2.4	9.4	12.9	(1.5)	(1.7)
Other income	130.3	142.4	214.7	235.8	482.3	400.2	373.7
Operating expenses	(132.5)	(145.6)	(236.4)	(253.1)	(472.0)	(488.7)	(446.6)
Income tax expense (benefit)	3.7	22.7	(8.8)	21.0	3.6	32.2	37.7

Net income (loss)	$18.2	$8.7	$48.1	$(9.3)	$(0.9)	$(48.7)	$(63.2)

      Corporate and Other represents our business operations outside of our four reportable operating segments and includes our real estate brokerage and relocation business and our Mexican distressed asset business, none of which is significant to our combined results of operations. Corporate and Other also includes certain holding company activities and other adjustments to conform the reportable segment information to our combined results.
      Other income and operating expenses include the revenues and expenses of our real estate brokerage and relocation business. A significant portion of other income is comprised of the gross commissions we earn on our real estate brokerage business and a significant portion of other expenses is comprised of the commissions due to the individual real estate brokers involved in the transactions. Our net income from these activities is not significant.
      Certain borrowings are not allocated to the business segments for management reporting purposes. The net interest expense results from these amounts being retained in Corporate and Other. The net servicing fees relate to insignificant differences between management reporting at the segment level and our combined results. Other income includes miscellaneous investments held at the holding company level. Income tax expenses are generally allocated to the individual reportable operating segments. The amount of income tax expense in Corporate and Other results from an allocation to the income and expense items reported in Corporate and Other.
      Gain (loss) on sale of loans primarily relates to our Mexican distressed mortgage loan business, which was sold in the first quarter of 2005.
Asset Quality

Allowance for Loan Losses
      Our loss estimation models for mortgage loans held for investment use historical information to estimate the amount of loss inherent in loans that are delinquent, as well as an estimate of loss for borrowers who may be contractually current but for which an incurred loss is probable. We determine these estimates by product type, credit score and delinquency stratum (current, 30, 60, 90, 120 and over 180 days past due, bankruptcy and foreclosure in process). Our loss estimates are based on expected roll rate and severity assumptions applied at a loan level to each delinquency stratum on a monthly basis. We refer to “roll rate” as the percentage of the portfolio within a particular stratum for which we estimate a loss event has occurred and will ultimately result in a loss after all loss mitigation efforts have been completed. We also estimate the “severity” of the loss as the percentage of the unpaid principal balance of the loan that we anticipate will not be collected.
      Our roll rate and severity estimates are based on the historical loss experience for our various product types. We update our estimates on a regular basis to reflect our recent experience and the macroeconomic environment. In making severity assumptions, we consider our loss mitigation strategies including when to foreclose on a property and the expected proceeds from the sale of the property. Nonaccrual loans are included in this analysis as they are generally loans contractually past due for 60 days or more. Our assumptions included in determining the allowance for loan losses involve a high degree of judgment and, accordingly, the actual level of loan losses may vary depending on actual experience in relation to these assumptions.
      Our historical performance provides us with information to assist us in understanding our estimated timing of losses over the life of static origination pools for each of our various product types. We refer to “credit seasoning” as the loss pattern that occurs within a pool of mortgage loans tracked by month of origination (static origination pool) as they age. Historic data on these pools indicate that loss events generally increase during the first two-to-three years after origination, and thereafter stabilize at a more consistent level. Credit seasoning between pools will differ depending on a variety of factors, especially the type of mortgage product included in the pool.
      Our lending receivables portfolio is comprised of individually larger, non-homogenous loans and, accordingly, our allowance for loan loss estimation process for these lending receivables is based upon a process that includes a specific allowance allocation for individual impairment and a general allowance allocation for loans not included in the specific allowance allocation. For loans for which it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, impairment is measured and recognized through a provision for loan loss based upon the present value of the expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent or foreclosure is probable. The general allowance allocation is an estimate of the inherent losses in the lending receivables portfolio excluding loans for which a specific reserve has been established. Our general allowance allocations are based upon the risk rating or assessment of the borrower, the available collateral and the structure of the financing. The expected loss percentages assigned are based upon our historical experience and our estimates include an assessment of current conditions that may not be reflected in the model estimates.
      The following table summarizes the activity related to the allowance for loan losses:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Beginning balance	$1,075.3	$721.5	$1,014.7	$618.0	$618.0	$335.8	$178.6
Provision for loan losses	142.1	196.6	297.9	379.8	842.9	453.5	231.7
Charge-offs	(132.4)	(133.7)	(241.6)	(214.1)	(460.6)	(191.2)	(77.1)
Recoveries	9.4	5.6	23.4	6.3	14.4	19.9	2.6

Ending balance	$1,094.4	$790.0	$1,094.4	$790.0	$1,014.7	$618.0	$335.8

Allowance as a percentage of total mortgage loans held for investment and lending receivables			1.63%	1.20%	1.51%	1.13%	1.67%

     The following table summarizes the net charge-off information:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(In millions)
Mortgage loans:
Prime conforming	$—	$—	$—	$—	$—	$—	$—
Prime non-conforming	12.3	(20.1)	(2.1)	(40.0)	(44.7)	(13.6)	(10.8)
Prime second-lien	(1.7)	(2.0)	(3.7)	(4.4)	(8.5)	(6.7)	(10.3)
Government	—	(0.1)	—	(0.1)	(0.2)	—	—
Nonprime	(131.8)	(86.3)	(210.1)	(143.3)	(376.4)	(156.7)	(47.5)
Lending receivables:
Warehouse	0.1	—	(0.2)	—	3.0	16.4	(1.1)
Construction	(1.9)	(19.5)	(2.0)	(19.6)	(18.9)	(3.2)	(4.2)
Healthcare	—	—	—	—	—	(3.8)	—
Other	—	(0.1)	(0.1)	(0.4)	(0.5)	(3.7)	(0.6)

Total Net Charge-Offs	$(123.0)	$(128.1)	$(218.2)	$(207.8)	$(446.2)	$(171.3)	$(74.5)

Nonperforming Assets
      Nonperforming assets include nonaccrual loans, foreclosed assets and restructured loans. Mortgage loans and lending receivables are generally placed on nonaccrual status when they are 60 and 90 days, respectively, past due or when the timely collection of the principal of the loan, in whole or in part, is doubtful.
      Nonperforming assets consisted of the following:

		As of December 31,
	As of June 30,
	2005	2004	2003

	(In millions)
Nonaccrual loans:
Mortgage loans:
Prime conforming	$19.4	$16.9	$17.5
Prime non-conforming	175.9	197.8	157.2
Government	31.6	26.3	94.4
Prime second-lien	58.5	46.1	18.9
Nonprime*	4,841.3	4,327.1	1,779.7
Lending receivables:
Warehouse	4.2	4.6	3.5
Construction	8.6	—	47.0
Healthcare	—	1.9	—

Total nonaccrual loans	5,139.5	4,620.7	2,118.2
Restructured loans	8.6	—	—
Foreclosed assets	525.1	455.8	367.7

Total nonperforming assets	$5,673.2	$5,076.5	$2,485.9

Total nonperforming assets as a percentage of total assets	5.7%	5.4%	3.2%

*	Includes $843.4 million (as of June 30, 2005), $908.7 million (as of December 31, 2004) and $551.4 million (as of December 31, 2003) of loans that were purchased distressed and already in nonaccrual status.
      Our classification of a loan as nonperforming does not necessarily indicate that the principal amount of the loan is ultimately uncollectible in whole or in part. In certain cases, borrowers make payments to bring their loans contractually current and, in all cases, our mortgage loans are collateralized by residential real estate. As a result, our experience has been that any amount of ultimate loss is substantially less than the unpaid principal balance of a nonperforming loan. See the discussion under the heading “— Allowance for Loan Losses” for more information regarding estimating incurred losses on loans, including nonaccrual loans.
      The allowance for loan losses as a percentage of total mortgage loans held for investment and lending receivables was 1.63% as of June 30, 2005 compared to 1.51% as of December 31, 2004. The increase in the allowance as a percentage of total mortgage loans held for investment and lending receivables was due to the credit seasoning of the mortgage loans held for investment portfolio, including the increase in nonaccrual loans. Nonaccrual loans increased $0.5 billion to $5.1 billion as of June 30, 2005 from $4.6 billion as of December 31, 2004. As of June 30, 2004, nonaccrual loans had increased $1.2 billion to $3.3 billion from $2.1 billion as of December 31, 2003. The increase in nonaccrual loans from December 31, 2004 to June 30, 2005 was primarily the result of continued credit seasoning of the mortgage loans held for investment portfolio. The rate of increase in the nonaccrual loans during the first six months of 2005 was less than the first six months of 2004 due to the decline in the growth rate of the mortgage loan held for investment portfolio. The total mortgage loan held for investment portfolio as of June 30, 2005 declined 2.0% compared to December 31, 2004. Net charge-offs for the three and six month periods ended June 30, 2005 were comparable to the same periods in 2004.
      The provision for loan losses, net charge-offs, allowance for loan losses as a percentage of total mortgage loans held for investment and lending receivables and nonaccrual loans all increased in 2004 compared to 2003. The provision for loan losses increased by $389.4 million to $842.9 million for 2004 compared to $453.5 million for 2003. Net charge-offs increased to $446.2 million for 2004 from $171.3 million for 2003. The allowance for loan losses increased to 1.51% of total mortgage loans held for investment and lending receivables as of December 31, 2004 from 1.13% as of December 31, 2003 and nonaccrual loans increased to $4.6 billion as of December 31, 2004 compared to $2.1 billion as of December 31, 2003. These increases were the result of the growth in our portfolio of mortgage loans held for investment on our combined balance sheet to $56.8 billion as of December 31, 2004 from $45.8 billion as of December 31, 2003 and $15.1 billion as of December 31, 2002. This growth, which reflected our increased structuring of securitizations as on-balance sheet financings, primarily affected our nonprime mortgage loan portfolio. We issued $24.9 billion of nonprime on-balance sheet financings in 2004, compared to $28.7 billion in 2003 and $10.9 billion in 2002. This securitization activity increased our nonprime mortgage loans held for investment to $47.4 billion as of December 31, 2004 from $38.4 billion as of December 31, 2003 and $13.2 billion as of December 31, 2002. The credit seasoning of this growth in our mortgage loans held for investment, primarily nonprime, resulted in our increase in the provision for loan losses, net charge-offs, allowance for loan losses and nonaccrual loans. To the extent we continue to originate significant levels of nonprime mortgage loans held for investment related to on-balance sheet securitizations, the current trends in asset quality measures may continue.
Liquidity and Capital Resources

Liquidity and Capital Management
      We have significant financing needs related to the operation of our business. We manage our liquidity and funding operations in an effort to ensure that we have access to funding sources that meet our short- and long-term financing needs in a variety of market conditions and balance sheet levels. Our strategy has been to develop diverse funding sources to meet our liquidity needs. Our liquidity and capital management practices involve actively monitoring the risk associated with our funding needs and capital structure. We regularly assess the term structure of our assets and liabilities, our interest rate risk and the reliability and concentrations of our funding sources. In order to enhance our financial flexibility, we maintain a mix of secured and unsecured debt and actively manage the maturity of our funding. Most of our assets are pledged as collateral to secure certain debt obligations.
      The funding sources we use are primarily determined by the type and volume of the assets that we are seeking to finance. We generally require short-term funding to finance mortgage loans pending permanent sale or securitization and to finance our lending receivables. We require longer-term funding to finance mortgage loans held for investment and other assets related to our securitization activities. We have developed significant sources of funding, including asset securitization programs, asset-backed financing vehicles, whole loan and securities repurchase agreements and other secured lending facilities, unsecured lines of credit and borrowings and bank deposits. Our affiliates have provided and continue to provide us with domestic and international borrowing lines that we use on a daily basis. We generally obtain liquidity and long-term funding for our mortgage loans in the secondary market, where we are an active participant in selling whole loans and securitizing loans. We sell most of our prime conforming mortgage loans to Fannie Mae and Freddie Mac, including pursuant to Fannie Mae’s “as soon as pooled,” or ASAP, program. The ASAP and other similar programs of the government-sponsored enterprises provide us with a significant source of additional liquidity. We primarily sell the remainder of our mortgage loans through whole-loan sales or our own securitizations.
      ResCap was formed to obtain more cost effective additional liquidity to fund the growth of our businesses, provide independent access to unsecured debt markets, further diversify our sources of liquidity and ultimately replace all borrowings from affiliates. Our future funding and liquidity strategy includes issuing additional unsecured long-term debt as our needs dictate and market conditions allow. We may use the proceeds of additional debt to repay GMAC to the extent permitted under our operating agreement and consistent with our long-term funding strategy. In the past, the counterparties on some of our funding sources have relied on GMAC guarantees to support our obligations under those arrangements. We have terminated or replaced many of the GMAC guarantees with guarantees from ResCap in connection with the offering of the old notes and intend to terminate or replace the remainder of the GMAC guarantees over the next several months. If we are unable to replace these guarantees by maturity, those funding sources may not be available to us in the future. We plan to further diversify our funding sources by, among other things, arranging credit facilities from a bank syndicate and further expanding our use of GMAC Bank, depending on our liquidity profile and market conditions. We may also securitize types of assets that we have not historically securitized, including unsecuritized assets that are currently on our balance sheet.
      Prior to the second quarter of 2005, we funded our operations primarily through sales and securitizations of mortgage loans and borrowings under secured and unsecured lines of credit. The lender under a majority of the unsecured lines of credit was GMAC under a $20 billion domestic revolving credit facility shared with other GMAC subsidiaries. Since April 1, 2005:

•	We restructured our domestic credit facility with GMAC. GMAC contributed $2.0 billion of equity to ResCap by forgiving a portion of the existing borrowings. The remaining domestic intercompany borrowings were converted from a single revolving facility to a $5.0 billion 10-year subordinated note, a $1.5 billion 1-year term loan and a $2.5 billion 2-year revolving line of credit. As of June 30, 2005, the subordinated note and the term loan were funded. There were no outstanding borrowings under the intercompany revolving line of credit.

•	We issued the old notes. The proceeds from the notes were used to repay a portion of our domestic GMAC credit facility as well as for general corporate purposes.

•	In July 2005, we obtained $3.5 billion in credit facilities from a group of lenders. These credit facilities are comprised of a $1.75 billion term loan due in 2008, an $875 million revolving credit facility due in 2006 and an $875 million revolving credit facility due in 2008. At the closing of the credit facilities on July 28, 2005, we borrowed the entire $1.75 billion under the term loan and repaid all amounts then outstanding under the $1.5 billion term loan from GMAC plus accrued interest.
      Going forward, we intend to fund more of our operations from third party sources and continue to pay down the GMAC borrowings.

Funding Sources
      The following table sets forth our sources of funding as of June 30, 2005, December 31, 2004 and December 31, 2003:

	Outstanding as of

		December 31,
	June 30,
	2005	2004	2003

	(In millions)
Collateralized borrowings in securitization trusts	$46,535.2	$50,708.5	$39,415.6
Short-term secured borrowings	21,866.4	17,718.0	14,981.2
Short-term unsecured non-affiliate borrowings	1,269.3	4,292.5	4,749.6
Long-term unsecured borrowings	4,189.5	186.1	94.8
FHLB advances — short term	800.0	853.0	267.0
FHLB advances — long term	1,293.0	654.0	555.0
Bank deposits	2,990.9	1,665.0	1,281.5
Affiliate borrowings	8,253.5	10,006.2	10,683.9

Total borrowings and deposits	87,197.8	86,083.3	72,028.6
Off-balance sheet financings	71,497.0	61,091.4	52,611.3

Total	$158,694.8	$147,174.7	$124,639.9

Collateralized Borrowings in Securitization Trusts
      As part of our ongoing funding and risk management practices, we have established secondary market trading and securitization arrangements that provide long-term financing primarily for our mortgage loans. We have had consistent and reliable access to these markets through our securitization activities in the past and expect to continue to access the securitization markets.
      Beginning in 2001, we initiated a strategy to address the cyclical nature inherent in the mortgage markets by structuring more of our securitizations as on-balance sheet financings, thereby growing the portfolio of loans we hold on our balance sheet and increasing the related collateralized borrowings in securitization trusts. The primary difference between on- and off-balance sheet securitizations is the accounting treatment applied to the transactions. See the discussion under the heading “— Understanding our Financial Statements — On- and Off-Balance Sheet Securitizations” for more information regarding the accounting treatment of on- and off-balance sheet securitizations. See the discussion under the heading “— Off-Balance Sheet Financings” for a description of our off-balance sheet securitizations.
      Collateralized borrowings in securitization trusts were $46.5 billion as of June 30, 2005, $50.7 billion as of December 31, 2004 and $39.4 billion as of December 31, 2003. In the six months ended June 30, 2005, we accounted for $6.8 billion of securitizations as financings, compared to $17.0 billion in the same period in 2004. In 2004, we accounted for $28.8 billion of securitizations as financings compared to $33.8 billion in 2003 and $12.2 billion in 2002.

Short-Term Secured Borrowings
      In the United States and in the other countries in which we operate, we use both committed and uncommitted secured facilities to fund inventories of mortgage loans held for investment, mortgage loans held for sale, lending receivables, mortgage servicing cash flows and securities. We use these facilities to provide funding for residential mortgage loans prior to their subsequent sale or securitization. We refer to the time period between the acquisition or origination of loans and their subsequent sale or securitization as the aggregation period. These aggregation facilities are primarily funded through the issuance of asset-backed commercial paper or similar short-term securities, issued by vehicles administered by third parties. Other short-term secured borrowings include transactions under repurchase agreements or similar arrangements or secured bank loans. The cost of funding related to these vehicles is priced off a short-term benchmark, such as highly-rated commercial paper, one month LIBOR or a similar index, plus a stated percentage over such cost and/or other costs of issuance. Committed liquidity sources are generally renewed annually and at our discretion and the discretion of the third-party. Our short-term secured borrowings, including our aggregation facilities, are repaid as the underlying assets are sold, securitized or mature. The following table shows the amount of borrowings outstanding as of June 30, 2005, December 31, 2004 and December 31, 2003 under our short-term secured borrowing arrangements:

	Outstanding as of

		December 31,
	June 30,
	2005	2004	2003

	(In millions)
Mortgage Interest Networking Trust	$6,605.6	$5,811.1	$6,702.7
Mortgage Asset Lending Agreement	2,630.0	1,940.0	1,851.0
Other secured aggregation facilities	1,813.0	2,116.8	1,330.4
Repurchase agreements	8,844.8	6,598.5	4,478.8
FHLB advances	800.0	853.0	267.0
Other	1,973.1	1,251.6	618.3

Total short-term secured borrowings	$22,666.5	$18,571.0	$15,248.2

•	Mortgage Interest Networking Trust, or MINT, is a secured aggregation vehicle administered by GMAC Mortgage Group, Inc. that provides us with financing for mortgage loans during the aggregation period and for warehouse lending receivables. MINT obtains financing through the issuance of asset-backed commercial paper and similar discounted notes (MITTENs), both of which are secured by the mortgage loans and warehouse lending receivables. As of June 30, 2005 and December 31, 2004, MINT had 364-day bank liquidity commitments of $3.0 billion backing the commercial paper issued.

•	The Mortgage Asset Lending Agreement, or MALA, is a secured aggregation facility that funds residential mortgage loans, during the aggregation period. The facility receives funding from a syndicate of asset-backed commercial paper vehicles. MALA shares a funding commitment with Receivables Lending Agreement, an off-balance sheet financing facility (described under the heading “— Off-Balance Sheet Financings”). As of June 30, 2005 and December 31, 2004, the two facilities had an aggregate liquidity commitment of $7.9 billion.

•	Other secured aggregation facilities include certain facilities to fund mortgage loans prior to their sale or securitization. As of June 30, 2005 and December 31, 2004, in addition to MINT and MALA, we had $2.0 billion of liquidity commitments to fund second-lien mortgage loans, £2.3 billion of liquidity commitments to fund loans in the United Kingdom (£1.8 billion as of December 31, 2004) and €0.5 billion of liquidity commitments to fund loans originated in The Netherlands.

•	We have developed numerous relationships with banks and securities firms to provide funding for mortgage loans and other securities through repurchase agreements and other similar arrangements on a domestic and international basis. Borrowings under these agreements are provided on either a committed or an uncommitted basis.

•	Other short-term secured borrowings include facilities that fund construction lending receivables, for which we had aggregate liquidity commitments of $1.1 billion as of June 30, 2005 and December 31, 2004. In addition, we have arranged facilities to fund mortgage servicing rights and mortgage servicing advances either on a committed or uncommitted basis. These facilities provided $0.8 billion in aggregate liquidity commitments as of June 30, 2005 and December 31, 2004.

      The following table shows the amount of secured committed and unused liquidity facilities as of June 30, 2005, December 31, 2004 and December 31, 2003:

	Secured			Unused Secured
	Committed Liquidity			Committed Liquidity
	Facilities as of			Facilities as of

		December 31,			December 31,
	June 30,			June 30,
	2005	2004	2003	2005	2004	2003

	(In millions)
Mortgage loans and warehouse lending(a)	$20,157.7	$19,772.1	$16,513.2	$6,979.3	$12,392.1	$6,088.1
Construction lending receivables	1,100.0	800.0	500.0	135.0	100.0	—
Other(b)	925.0	1,725.0	—	246.7	688.1	—

Total	$22,182.7	$22,297.1	$17,013.2	$7,361.0	$13,180.2	$6,088.1

(a)	Facilities to fund mortgage loan and warehouse lending receivables.

(b)	Facilities to fund servicing advances, servicing rights and residual interests.

Short-Term Unsecured Borrowings
      The following table shows the amounts outstanding as of June 30, 2005, December 31, 2004 and December 31, 2003 under our short-term unsecured borrowing arrangements:

	Outstanding as of

		December 31,
	June 30,
	2005	2004	2003

	(In millions)
Affiliate borrowings	$3,253.5	$10,006.2	$10,683.9
Lines of credit	507.5	1,131.4	1,970.3
Investor custodial funds	162.5	1,915.1	1,980.8
International borrowings	402.4	334.2	182.7
Other	196.8	911.9	615.8

Total short-term unsecured borrowings	$4,522.7	$14,298.8	$15,433.5

      As of June 30, 2005 and December 31, 2004, we had access to approximately $0.5 billion of unsecured lines of credit from financial institutions. These lines are available on an uncommitted basis and borrowings under these lines mature in 30 to 90 days. We use borrowings under these lines for general working capital purposes. The outstanding balances under these lines included $125.8 million as of December 31, 2004 and $462.5 million as of December 31, 2003, which we borrowed on behalf of an affiliate. In March 2005, all amounts borrowed on behalf of the affiliate were repaid and ongoing utilization of these lines by the affiliate was terminated.
      Investors in the securitizations, as part of certain servicing arrangements in place at GMAC Residential, where we act as servicer, historically permitted us to use custodial funds for use in our daily operations. These funds are remitted from borrowers as payments of principal and interest on their mortgage loans prior to the subsequent distribution of these funds to the investors. These funds are remitted to the investors on a fixed date each month in the normal course of servicing. As of May 18, 2005, one of these investors, a government-sponsored enterprise, no longer permits this use, although we are permitted to earn interest on the amounts in the custodial accounts. As of June 30, 2005, the custodial funds available to us from this investor was $163 million.
      Our Mexican operations have issued commercial paper and medium-term notes in Mexico under programs established by GMAC. Our obligations under this commercial paper and the medium-term notes are guaranteed by GMAC. In addition, our operations in Mexico participate in bank loan facilities with GMAC that are guaranteed by GMAC. These unsecured facilities are offered on an uncommitted basis and had a total capacity of 7.9 billion pesos as of June 30, 2005. Finally, our U.K. operations have access to an unsecured credit line of £20 million. This line is available to us on an uncommitted basis and is guaranteed by GMAC.

Bank Deposits and FHLB Advances
      GMAC Bank provides us another source of liquidity through its ability to accept deposits. As of June 30, 2005, GMAC Bank had approximately $3.0 billion of deposits, $1.8 billion of which were escrows related to our servicing of mortgage loans. In addition, GMAC Bank has entered into an advances agreement with the Federal Home Loan Bank of Pittsburgh, or FHLB. As of June 30, 2005, we had total borrowing capacity of $4.1 billion. Under the arrangement with the FHLB, we are able to fund mortgage loans, investments securities and certain lending receivables.

Affiliate Borrowings
      Affiliates have provided funding to ResCap through domestic and international intercompany credit lines. We had access to a $20 billion domestic line provided by GMAC to us and certain other GMAC subsidiaries prior to the offering of the old notes. Our borrowings under this line averaged approximately $10.3 billion from January 1, 2003 until the offering of the old notes. On May 4, 2005, GMAC contributed $2 billion to our capital by forgiving $2 billion of these borrowings. We also had access to international lines of credit from various affiliates of approximately $3.5 billion in the aggregate as of June 30, 2005. In connection with the offering of the old notes, GMAC restructured the domestic facility as described under the heading “— Recapitalization.” The international lines of credit remained in place after the closing of the offering of the old notes.

Off-Balance Sheet Financings
      Our total off-balance sheet financings were $71.5 billion as of June 30, 2005, $61.1 billion as of December 31, 2004 and $54.5 billion as of December 31, 2003. A significant portion of our off-balance sheet financing relates to securitizations issued in off-balance sheet trusts. The off-balance sheet securitization trusts had aggregate outstanding balances of 67.0 billion as of June 30, 2005, $57.4 billion as of December 31, 2004 and $50.9 billion as of December 31, 2003.
      We also have off-balance sheet structured facilities that fund mortgage loans during the aggregation period as well as warehouse lending receivables. These facilities provide funding for these assets through the issuance of commercial paper from multi- and single-seller asset-backed commercial paper conduits. Our most significant sources of short-term off-balance sheet borrowings are as follows:

•	Receivable Lending Agreement, or RLA, is an asset-backed commercial paper facility that funds our warehouse lending receivables. As of June 30, 2005 and December 31, 2004, the RLA and MALA facilities had aggregate liquidity commitments of $7.9 billion. See “— Short-Term Secured Borrowings” for more information regarding MALA. RLA provided $3.7 billion of funding for lending receivables as of June 30, 2005, $3.9 billion as of December 31, 2004 and $3.0 billion as of December 31, 2003.

•	Walnut Grove Funding is a secured aggregation facility that funds home equity loans, home equity lines of credit, high loan-to-value mortgage loans and certain non-conforming fixed rate mortgage loans through the issuance of asset-backed commercial paper. Walnut Grove Funding provided $596.4 million of funding as of June 30, 2005, $235.6 million as of December 31, 2004 and $280.3 million as of December 31, 2003, and was permitted to finance a maximum of $600 million as of June 30, 2005 and December 31, 2004.

•	Horsham Funding is a facility that funds defaulted government insured or guaranteed residential mortgage loans repurchased through the issuance of asset-backed commercial paper. Horsham Funding provided $170.8 million of funding as of June 30, 2005, $184.5 million as of December 31, 2004 and $224.1 million as of December 31, 2003, and was permitted to finance a maximum amount of $250 million as of June 30, 2005 and $500 million as of December 31, 2004.

Credit Ratings
      The following table summarizes ResCap’s credit ratings from the major credit rating agencies as of September 27, 2005. All of these ratings were initiated in the three months ended June 30, 2005.

	Commercial		Senior
Rating Agency	Paper		Debt	Outlook

Fitch	F3		BBB-	Negative
Moody’s	P3		Baa3	Negative
S&P	A-3		BBB-	Negative
DBRS	R-2 (middle	)	BBB	Negative
      Further ratings deterioration at GM or GMAC could result in lower ratings for ResCap and a corresponding reduction in access to unsecured credit. In the three months ended June 30, 2005, GMAC’s unsecured debt ratings were lowered to a non-investment grade rating by S&P and Fitch. These downgrades were a continuation of a series of negative ratings actions of the past few years caused by concerns as to the financial outlook of GM, including its overall market position in the automotive industry and its burdensome health care obligations. On August 24, 2005, Moody’s downgraded GM’s, GMAC’s and ResCap’s ratings. ResCap’s commercial paper rating was downgraded from Prime-2 to Prime-3 and our senior debt rating was downgraded from Baa2 to Baa3. On September 26, 2005, Fitch also downgraded GM’s, GMAC’s and ResCap’s ratings. ResCap’s commercial paper rating was downgraded from F2 to F3 and our senior debt rating was downgraded from BBB to BBB-. A lowering of the debt ratings of GM or GMAC by the rating agencies that rate them would likely adversely impact our ratings, independent of any change in circumstances at ResCap.
      Ratings reflect the rating agencies’ opinions of our financial strength, operating performance, strategic position and ability to meet our obligations. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

Purchase Obligations and Options
      In connection with our asset sales, securitizations and other asset funding facilities, we typically deliver standard representations and warranties to the purchaser or facility. These representations and warranties are primarily factual statements about the characteristics of the underlying transferred assets and are customary in securitizations and other transfers of assets. These provisions are intended to ensure that underlying assets conform in all material respect to the expectations of the parties to the transaction. Prior to any sale or securitization transaction, we perform due diligence with respect to the assets to be included in the sale to ensure that they conform to the representations and warranties.
      Our representations and warranties in off-balance sheet arrangements primarily relate to the required characteristics of the mortgage loans as of the initial sale date. Typical representations and warranties include that the loans contain customary and enforceable provisions, are secured by enforceable liens and have original terms not less than or greater than a stated number of months. Representations and warranties are also given with respect to the documentation that will be included in the loan file for each transferred asset. For example, a representation and warranty may be given that the loan file will contain the mortgage note, the mortgage, and all relevant assignments. It is common industry practice to provide representations and warranties with regard to asset documentation even though the seller might not have physically received all of the original loan documentation from a closing agent, recording office or third-party register. In such cases, we include a representation that documents will be delivered within a specified number of days after the initial sale of the loans.
      Upon discovery of a breach of a representation, we either correct the loans in a manner conforming to the provisions of the sale agreement, replace the loans with similar loans that conform to the provisions, or purchase the loans at a price determined by the related transaction documents, consistent with industry practice.

      We purchased $66 million in mortgage loans under these provisions in 2004 and $154 million of mortgage loans in 2003. The majority of purchases due to breaches of representations and warranties occurring in 2004 and 2003 resulted from the inability to deliver underlying mortgage documents within a specified number of days after the initial sale date, which in 2003 was often caused by the record origination volumes we experienced. In most cases, we ultimately received the trailing mortgage documents and subsequently sold or securitized the assets. The remaining purchases occurred due to a variety of non-conformities (typically related to clerical errors discovered after sale in the post-closing review). Our reserves for losses in connection with these activities are recorded in other liabilities.
      In addition to our representations and warranties, we have the option to purchase certain assets in our off-balance sheet facilities, including:

•	Asset Performance Conditional Calls — In certain of our securitizations, we retain the option (but not an obligation) to purchase specific mortgage loans that become delinquent beyond a specified period of time, as set forth in the transaction legal documents (typically 90 days). Mortgage loans are purchased after the option becomes exercisable when it is in our economic interest to do so. We purchased an aggregate of $137 million of mortgage loans in 2004 and $122 million in 2003 under these provisions.

•	Cleanup Calls — In each of our securitizations, we retain a cleanup call option that allows the servicer to purchase the remaining transferred assets once such assets reach a minimal level and the cost of servicing those assets becomes burdensome in relation to the benefits of servicing (defined as a specified percentage of the original principal balance). We choose to exercise cleanup calls when it is in our economic interest to do so. We purchased $3.8 billion of assets under these cleanup call provisions in 2004 and $1.9 billion of such assets in 2003.
      When we purchase mortgage loans, either as a result of an obligation to do so or upon the exercise of our options, we execute the purchase in accordance with the legal terms in the facility or specific transaction documents. In most cases, the provisions for the purchase of the asset require the purchase price to be equal to the unpaid principal balance of the asset, plus any accrued interest thereon. Once the conditions are satisfied for an obligatory or optional purchase (or in the case of cleanup calls, when notice of intent to exercise is provided), we report the asset on our balance sheet as held for sale or held for investment, with a corresponding liability, until the loan is paid in full, charged-off or sold in a later transaction.
      Upon the obligatory or optional purchase of an asset from an off-balance sheet facility, we generally do not recognize any net gain or loss since the mortgage loan is purchased at the unpaid principal balance, plus any accrued interest thereon, as required by the transaction documents. To the extent that the fair value differs from the unpaid principal balance, any resulting gain or loss would be substantially offset by a gain or loss recognized through the revaluation of any retained interest that we hold related to the purchased asset. As a result, the purchase of the asset does not by itself result in any material net gain or loss.

Guarantees
      Guarantees are defined as contracts or indemnification agreements that contingently require us to make payments to third parties based on changes in an underlying agreement that is related to a guaranteed party. Our guarantees include standby letters of credit and certain contract provisions regarding securitizations and sales. See Note 22 to the audited combined financial statements included elsewhere in this prospectus for more information regarding our outstanding guarantees to third parties.

Recapitalization
      On May 4, 2005, GMAC contributed $2 billion to our capital by forgiving $2 billion of our indebtedness outstanding under the $20 billion domestic line of credit that we share with other GMAC subsidiaries.

      Concurrently with the closing of the offering of the old notes, the line of credit with GMAC was amended to remove us as a borrower. Our portion of the line of credit (and our indebtedness outstanding thereunder) was restructured as follows:

•	subordinated notes in an aggregate principal amount of $5 billion, maturing September 30, 2015;

•	a new revolving line of credit, which ranks equally with the notes and expires in 2007, in a principal amount of up to $2.5 billion, under which we had no amounts outstanding as of the closing of the offering of the old notes; and

•	a term loan in a principal amount of $1.5 billion, which ranks equally with the notes and matures in 2006.
      We repaid the remaining amounts outstanding under the existing domestic line of credit with a portion of the proceeds from the offering of the old notes.
      See “Related Party Transactions” for more information regarding these transactions and other transactions that we have entered into with GMAC and its affiliates.
      We also entered into an operating agreement with GMAC as part of the recapitalization, the form of which is attached to this prospectus as Appendix A. The operating agreement contains restrictions on, among other things, ResCap’s ability to pay dividends or make other distributions to GMAC. These restrictions include a requirement that ResCap’s stockholder’s equity be at least $6.5 billion for dividends to be paid. If ResCap is permitted to pay dividends pursuant to the previous sentence, the cumulative amount of such dividends may not exceed 50% of ResCap’s cumulative net income, measured from July 1, 2005, at the time such dividend is paid. These restrictions will cease to be effective if ResCap’s stockholder’s equity has been at least $12 billion as of the end of each of two consecutive fiscal quarters or if GMAC ceases to be the majority stockholder of ResCap. Our businesses have not paid cash dividends to our parent since at least 1997, other than a $25 million dividend from RFC Holding in 1999, which our parent contributed to GMAC Residential Holding. Future payment of dividends will be at the discretion of our board of directors, and will depend upon our results of operations, financial condition and financial covenants in various agreements (including those discussed above) and other factors deemed relevant by our board of directors.
      The operating agreement also contains restrictions on our ability to prepay subordinated debt owed to GMAC. See “Related Party Transactions — Transactions in Connection with our Recapitalization — Operating Agreement.”

Aggregate Contractual Obligations

	Payments due by period

		Less than	1-3	3-5	More than
As of December 31, 2004	Total	1 Year	Years	Years	5 Years

	(In millions)
Description of obligation:
Debt
Unsecured	$14,485	$14,299	$130	$56	$—
Secured	69,933	18,793	381	26	50,733
Lease commitments	318	86	136	56	40
Mortgage purchase and sale commitments	11,262	11,197	—	—	65
Lending commitments	15,013	8,430	1,208	877	4,498
Commitment to remit cash flows on certain loan portfolios	4,335	—	—	—	4,335
Commitments to provide capital to equity method investees	323	—	4	101	218
Purchase obligations	223	123	76	21	3
Commitments to fund development of lots and/or model homes	202	54	135	13	—
Bank certificates of deposit	9	7	2	—	—

Total	$116,103	$52,989	$2,072	$1,150	$59,892

      As described under the heading “— Liquidity and Capital Resources — Recapitalization,” the GMAC domestic line of credit is being restructured. Assuming that we restructured the domestic line of credit as of December 31, 2004, and that we also issued the notes in the offering of the old notes and repaid GMAC on that date, the contractual obligations for the $14.5 billion of unsecured debt in the table above would have been, on a pro forma basis, as follows:

	Payments Due by Period

		Less than	1–3	3–5	More than
As of December 31, 2004	Total	1 Year	Years	Years	5 Years

	(In millions)
Description of obligation:
Pro forma unsecured debt	$13,615	$4,429	$1,130	$2,556	$5,500
Cash Flow

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
      Cash used by operating activities was $650.5 million for the six months ended June 30, 2005 compared to cash provided by operating activities of $3.0 billion for the same period in 2004. This change was primarily due to the $1.0 billion increase in trading securities and $1.0 billion increase in mortgage loans held for sale as of June 30, 2005 compared to December 31, 2004.
      Cash flow used in investing activities was $1.1 billion for the six months ended June 30, 2005 compared to $13.2 billion for the same period in 2004. The change was primarily due to an $8.2 billion decline in originations and purchases of mortgage loans held for investment and a $3.9 billion increase in proceeds from sales and repayments of mortgage loans held for investment.
      Cash flow provided by financing activities was $3.0 billion for the six months ended June 30, 2005 compared to $9.8 billion for the same period in 2004. The change was primarily due to a $10.2 billion decline in proceeds from issuances of collateralized borrowings in securitization trusts and a $3.6 billion increase in repayments of collateralized borrowings in securitization trusts, which were partially offset by a $4.8 billion increase in other long-term borrowings.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Cash provided by operating activities was $4.8 billion in 2004 compared to $851.5 million in 2003. The change was primarily due to a net $2.6 billion increase in proceeds from sales and repayments of mortgage loans held for sale exceeding originations of mortgage loans held for sale.
      Cash flow used in investing activities was $18.8 billion in 2004 compared to $32.0 billion in 2003. The change was primarily due to a $9.9 billion increase in proceeds from sales and repayments of mortgage loans held for investment and a $5.3 billion decline in originations and purchases of mortgage loans held for investment.
      Cash flow provided by financing activities was $13.9 billion in 2004 compared to $31.7 billion in 2003. The change was primarily due to a $10.8 billion increase in repayments and a $5.0 million decline in proceeds from issuances of collateralized borrowings in securitization trusts.
Recently Issued Accounting Standards
      FASB Interpretation No. 46R — In December 2003, the Financial Accounting Standards Board (FASB) released a revision to Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R) to clarify some of the provisions of the original interpretation (FIN 46) and to exempt certain entities from its requirements. FIN 46R provides special effective date provisions to enterprises that fully or partially applied FIN 46 prior to the issuance of the revised interpretation. In particular, entities that had already adopted FIN 46 were not required to adopt FIN 46R until the quarterly reporting period ended March 31, 2004. Since we adopted FIN 46 effective July 1, 2003, we adopted FIN 46R for the period ended March 31, 2004. Among other matters, FIN 46R changed the primary beneficiary analysis of variable interest entities as it relates to fees paid to decision makers. However, these changes did not impact the conclusions of our primary beneficiary analysis previously reached under FIN 46 and, as such, the adoption of FIN 46R did not impact our financial condition or results of operations.
      SAB 105 — In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105), that summarizes the views of the staff regarding the application of GAAP to loan commitments accounted for as derivative instruments. SAB 105 is effective for commitments to originate or purchase loans to be held for sale and for commitments to purchase loans to be held for investment (also referred to as interest rate lock commitments, or IRLCs) that are entered into after March 31, 2004. SAB 105 provides specific guidance on the measurement of loan commitments accounted for at fair value, specifying that fair value measurement exclude any expected future cash flows related to the customer relationship or loan servicing.
      Prior to April 1, 2004, upon entering into the commitment, we recognized loan commitments at fair value based on expected future gain on sale, including an estimate of the future mortgage servicing rights. For certain products, the future gain on sale (exclusive of mortgage servicing right value) was known based on transparent pricing in an active secondary market and was included in current period earnings. Any additional value associated with the loan commitments (including the future value of the mortgage servicing rights) was deferred and recognized in earnings at the time of the sale (or securitization) of the loan. As a result of SAB 105, effective April 1, 2004, we no longer recognize the value of the commitment at the time of the rate lock. However, subsequent changes in value from the time of the lock are recognized as assets or liabilities, with a corresponding adjustment to current period earnings, but exclude any future mortgage servicing right value. Upon sale of the loan, the initial estimated value associated with the rate lock, along with the mortgage servicing right, is recognized as part of the gain on sale (or securitization). The impact of adopting the provisions of SAB 105 resulted in a deferral in the timing of recognizing the value of certain loan commitments, but did not have a material impact on our financial condition or results of operations.
      Statement of Position 03-3 — In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), that addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 does not apply to loans originated by us. SOP 03-3 limits the accretable yield to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (expected at acquisition to be collected) over the investor’s initial investment in the loan and it prohibits “carrying over” or creating a valuation allowance for the excess of contractual cash flows over cash flows expected to be collected in the initial accounting of a loan acquired in a transfer. SOP 03-3 and the required disclosures were effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of SOP 03-3 did not have a material impact on our financial condition or results of operations.
      EITF 03-1 — In March 2004, the Emerging Issues Task Force released EITF Issue No. 03-1, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides guidance for determining when an investment is other than temporarily impaired and applies to investments classified as either available for sale or held to maturity under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (including individual securities and investments in mutual funds), and investments accounted for under the cost method. In addition, EITF 03-1 contains disclosure requirements for impairments that have not been recognized as other than temporary. In September 2004, the FASB voted to delay the effective date of the recognition and measurement provisions related to determining other than temporary impairment on available for sale securities. The effective dates for the disclosure requirements vary depending on the type of investment being considered, however, all disclosure requirements are now effective. We are monitoring the ongoing discussions by the FASB related to this issue in order to assess the potential impact of this guidance on our financial statements.
      Statement of Financial Accounting Standards No. 154 — In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 154, Accounting Changes and Error Corrections (SFAS 154), that addresses accounting for changes in accounting principle, changes in accounting estimates, changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions and error correction. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and error correction unless impracticable to do so. SFAS 154 states an exception to retrospective application when a change in accounting principle, or the method of applying it, may be inseparable from the effect of a change in accounting estimate. When a change in principle is inseparable from a change in estimate, such as depreciation, amortization or depletion, the change to the financial statements is to be presented in a prospective manner. SFAS 154 and the required disclosures are effective for accounting changes and error corrections in fiscal years beginning after December 15, 2005.
Quantitative and Qualitative Disclosures About Market Risk
      Our activities give rise to market risk, representing the potential loss in the fair value of assets or liabilities caused by movements in market variables, such as interest and foreign exchange rates. We are primarily exposed to interest rate risk arising from changes in interest rates related to our financing, investing and cash management activities. More specifically, we have entered into contracts to provide financing, to retain mortgage servicing rights and to retain various assets related to securitization activities, all of which are exposed, in varying degrees, to changes in value due to movements in interest rates. Interest rate risk arises from the mismatch between assets and the related liabilities used for funding. We enter into various financial instruments, including derivatives, to maintain the desired level of exposure to the risk of interest rate fluctuations. See “Risk Factors — Risks Relating to our Business — Our earnings may decrease because of increases or decreases in interest rates” and “Risk Factors — Risks Relating to our Business — Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates” for more information regarding the risks related to changes in interest rates and our hedging strategies.
      We actively manage market risk. We maintain risk management control systems to monitor interest rate risks and related hedge positions. We monitor positions using a variety of analytical techniques including market value, sensitivity analysis and value at risk models. While each operating segment is responsible for risk management, we supplement this decentralized model with a centralized risk committee, headed by our chief financial officer. This risk management function is responsible for ensuring that each operating segment has proper policies and procedures for managing risk and for identifying, measuring and monitoring risk across the enterprise.

Value at Risk
      One of the measures we use to manage market risk is value at risk, or VaR, which gauges the dollar amount of potential loss in fair value from adverse interest rate and currency movements in an ordinary market. The VaR model uses a distribution of historical changes in market prices to assess the potential for future losses. In addition, VaR takes into account correlations between risks and the potential for movements in one portfolio to offset movements in another.
      We measure VaR using a 95% confidence interval and an assumed one month holding period, meaning that we would expect to incur changes in fair value greater than those predicted by VaR in only one out of every 20 months. Currently, our VaR measurements do not include all of our market risk sensitive positions. The VaR estimates encompass the majority (approximately 90%) of our market risk sensitive positions that we believe are representative of all positions. The following table represents the maximum, average and minimum potential VaR losses measured for the years indicated.

	Year Ended
	December 31,

	2004	2003

	(In millions)
Value at Risk
Maximum	$215.1	$215.7
Average	133.7	143.5
Minimum	58.5	57.0
      While no single risk statistic can reflect all aspects of market risk, the VaR measurements provide an overview of our exposure to changes in market influences. Less than 5% of our assets are accounted for as held for trading (i.e., those in which changes in fair value directly affect earnings). As such, our VaR measurements are not indicative of the impact to current period earnings caused by potential market movements. The actual earnings impact would differ as the accounting for our financial instruments is a combination of historical cost, lower of cost or market and fair value (as further described in the accounting policies in Note 2 to the audited combined financial statements included elsewhere in this prospectus).

Sensitivity Analysis
      While VaR reflects the risk of loss due to unlikely events in a normal market, sensitivity analysis captures our exposure to isolated hypothetical movements in specific market rates. The following analyses are based on sensitivity analysis performed assuming instantaneous, parallel shifts in interest rates. The net fair value of financial instruments includes both asset and liability financial instruments.

	As of December 31,

	2004		2003

	Non-Trading	Trading	Non-Trading	Trading

	(In millions)
Estimated net fair value of financial instruments exposed to changes in interest rates	$(1,627)	$2,715	$(3,895)	$3,372
Impact of a 10% adverse change in rates	(714)	(14)	270	(30)
      There are certain shortcomings inherent to the sensitivity analysis data presented. The models assume that interest rate changes are instantaneous, parallel shifts. In reality, changes are rarely instantaneous or parallel and therefore the sensitivities disclosed above may be overstated.

BUSINESS
      ResCap is a newly formed entity that did not conduct any operations prior to the transfer of our wholly-owned subsidiaries GMAC Residential Holding and RFC Holding to us in March 2005. We conduct our operations through four operating segments: GMAC Residential, which represents substantially all of the operations of GMAC Residential Holding, and the Residential Capital Group, Business Capital Group and International Business Group, representing substantially all of the operations of RFC Holding. References in this prospectus to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of GMAC Residential Holding and RFC Holding and their respective subsidiaries as they were conducted prior to their transfer to us.
Business Overview
      We are a leading real estate finance company focused primarily on the residential real estate market. Our globally diversified businesses include:

•	U.S. Residential Real Estate Finance — We are one of the largest participants in the U.S. residential real estate finance industry. We operate this business through two segments, the GMAC Residential segment of GMAC Residential Holding and the Residential Capital Group of RFC Holding. Through these segments, we:

—	Originate, purchase, sell and securitize residential mortgage loans throughout the United States. We are the sixth largest producer of residential mortgage loans in the United States, producing approximately $133 billion in residential mortgage loans in 2004, and the fourth largest non-agency issuer of mortgage- backed and mortgage-related asset-backed securities in the United States, issuing more than $51.0 billion of these securities in 2004.

—	Provide primary and master servicing to investors in our residential mortgage loans and securitizations. As of December 31, 2004, we were the seventh largest servicer of residential mortgage loans in the United States, with a primary servicing portfolio of approximately $304 billion.

—	Provide collateralized lines of credit, which we refer to as warehouse lending facilities, to other originators of residential mortgage loans. As of December 31, 2004, we were the largest provider of such facilities in the United States.

—	Hold a portfolio of residential mortgage loans for investment and retained interests from our securitization activities. This portfolio, which included approximately $57.9 billion in mortgage loans and retained interests as of June 30, 2005, provides us with a longer-term source of revenues.

—	Conduct limited banking activities through our federally chartered savings bank, GMAC Bank.

—	Provide real estate closing services.

Our GMAC Residential segment comprises that portion of our residential real estate finance operations in the United States with a greater focus on the direct origination of mortgage loans, primarily with consumers of prime credit quality. Most of these loans conform to the underwriting requirements of the Federal National Mortgage Association, which is commonly referred to as Fannie Mae, and the Federal Home Loan Mortgage Corporation, which is commonly referred to as Freddie Mac. Our Residential Capital Group comprises that portion of our residential real estate finance operations in the United States with a greater focus on the purchase of mortgage loans in the secondary market and the origination of loans through mortgage brokers. Mortgage loans produced in this segment cover a broad spectrum of the credit scale and generally do not conform to the underwriting requirements of Fannie Mae or Freddie Mac.

Our U.S. residential real estate finance business generated approximately 73% of our revenues and 79% of our net income in 2004.

•	Business Capital — Through our Business Capital Group, we provide financing and equity capital to residential land developers and homebuilders. We also provide financing to resort developers and healthcare-related enterprises. We conduct our business capital activities through our subsidiary RFC Holding. Our business capital activities generated approximately 8% of our revenues and 15% of our net income in 2004.

•	International — Through our International Business Group, we originate, purchase, sell and securitize residential mortgage loans in the United Kingdom, The Netherlands, Germany, Canada and Mexico. We also extend credit to companies involved in residential real estate development in Mexico and provide warehouse lending facilities to Mexican mortgage originators. We believe that we are the largest originator of nonprime residential mortgage loans in the United Kingdom, originating approximately $4.8 billion of such loans in 2004. We also produced approximately $14 billion in residential mortgage loans outside the United States in 2004 and serviced approximately $20 billion of such loans as of June 30, 2005. We conduct substantially all of our international activities through our subsidiary RFC Holding. The International Business Group generated approximately 7% of our revenues and 5% of our net income in 2004.
      Our business operations outside these four reportable segments include our real estate brokerage and relocation operations and our Mexican distressed asset business (which we sold in the first quarter of 2005). These activities, together with certain holding company activities and other adjustments to conform reportable segment information to our results of operations, are reported outside our four reportable segments. Approximately 12% of our revenues and less than 1% of our net income related to these activities and adjustments in 2004.
Our Strengths
      We believe that our competitive strengths include:

•	Leading market presence. We are a leader in many of the markets in which we compete. We are among the largest producers of residential mortgage loans in the United States. Our recognized consumer brands include GMAC Mortgage and ditech.com®. We believe retail consumers associate our brands with a wide variety of innovative mortgage products, competitive pricing and high levels of customer service. We have also developed a network of more than 7,700 correspondent lenders and mortgage brokers throughout the United States through which we obtain many of our mortgage loans. Our mortgage loan production in the United States has grown at a compound annual growth rate of 27% from 2000 through 2004 and our market share of U.S. mortgage loan production has grown from approximately 3.3% in 1999 to 4.9% in 2004. In addition, as of December 31, 2004, we were the largest provider of warehouse financing to the residential mortgage lending industry in the United States.

We are also a leader in the primary and master servicing of residential mortgage loans. As of December 31, 2004, we were the seventh largest servicer of residential mortgage loans in the United States, with a primary servicing portfolio of approximately $304 billion. Our servicing operations are highly rated by each of the ratings agencies that rate such activities.

We were the first, and today are one of the largest, issuers of non-agency mortgage-backed and mortgage-related asset-backed securities, having issued more than $341 billion of these securities since we began securitization activities in 1982. Through our leadership in the secondary mortgage markets, and our consistent development of innovative investment products, we have forged effective and longstanding relationships with numerous institutional investors, large capital providers, underwriters and the rating agencies.

•	History of earnings growth and diversification. We have a strong record of growing and diversifying earnings. We have grown net income at a compound annual growth rate of 36% since

2000. During this time, we executed a strategy to structure more of our non-agency U.S. securitizations as on-balance sheet financings, subject to market conditions. This strategy has enabled us to replace the one-time contribution to net income provided by gain on sale transactions with a source of income that is recognized over the life of the securitization. We have also continued to diversify our business by expanding our mortgage loan products and production channels, business capital activities and our international operations. Net income from our business capital activities represented approximately 15% of our net income in 2004 compared to approximately 7% in 2003, and net income from our International Business Group represented approximately 5% of our net income in 2004 compared to approximately 3% in 2003.

•	Diversified products and markets. We have developed a broad range of mortgage products offered through multiple channels. We have extensive experience in and knowledge of the U.S. residential real estate finance industry, particularly in connection with the origination, purchase, securitization and servicing of residential mortgage loans. We are a leading producer of prime conforming, prime non-conforming and nonprime mortgage loans, which we produce through direct origination efforts, mortgage brokers and correspondent lenders. We originate mortgage loans in all 50 states and the District of Columbia and are now leveraging our expertise, and developing new expertise, by growing our business in the residential mortgage loan markets of the United Kingdom, The Netherlands, Germany, Canada and Mexico.

•	Disciplined risk management focus. We have successfully grown our business over the past 20 years by maintaining a consistent and prudent approach to growth that seeks to balance risk and return. We have well-defined risk management practices that are executed by our highly-trained staff of experienced risk management professionals. In addition, we employ sophisticated methods to measure and monitor interest rate sensitivity and credit risk in the origination and purchase of residential mortgage loans as well as in the management of our portfolios of mortgage servicing rights, mortgage loans held for investment and retained interests from our securitizations.

•	Experienced leadership. Each member of our current executive team is a seasoned professional in the residential real estate finance industry. Each of our co-chief executive officers has more than 20 years of experience in the residential real estate finance industry and has been with us for more than 15 years.

Our Strategy
      We intend to grow and strengthen our competitive position through the continued implementation of our business strategy, which includes:

•	Focusing on market leadership. We strive to be the partner of choice in all of the markets in which we operate. We plan to continue investing in our brands, new technologies and product development to increase our market share of loan production through both our direct lending efforts and our networks of correspondent lenders and mortgage brokers.

•	Promoting stable growth by continuing to balance and diversify our business. We believe that building sustainable earnings in the residential real estate finance industry requires a balanced approach to growth. To that end, we plan to manage toward an appropriate ratio of our lending market share to our servicing market share, in order to mitigate our risk of earnings volatility across various market environments. We expect to continue to leverage our technical capabilities and economies of scale to be a low-cost provider of mortgage loan products and services.

We intend, subject to market conditions, to continue to grow our portfolio of residential mortgage loans held for investment to provide a longer-term source of income and generate an attractive risk-adjusted return. We plan to continue to use our risk management expertise to actively manage the interest rate and credit risks related to holding this portfolio of mortgage-related assets. In addition, we intend to increase our business lending activities to further develop another source of income-producing assets.

We plan to maintain a leading presence in all areas of the residential real estate finance industry, and innovate new products and services within the market, to reduce our exposure to any single market sector. In the United States, we plan to leverage our knowledge of the residential real estate finance industry by continuing to create a diverse range of products and services that create value for borrowers and investors. We also intend to increase our activities outside the United States, both in the markets that we currently serve and in other select markets that have increasing demands for residential real estate finance or that present an opportunity for significant growth. We believe that this focused approach will allow us to maximize our use of resources and increase our return on investment in those markets.

•	Diversifying and developing additional funding sources. We have historically relied heavily on GMAC as the major source of our unsecured funding and liquidity. We have obtained credit ratings for our business separate from those of GM and GMAC and we intend to actively develop independent sources of funding to support our future business growth. We plan to become an established unsecured debt issuer in the capital markets, significantly increase the use of GMAC Bank as a source of liquidity and further diversify our funding sources.

•	Executing our strategies with disciplined leadership. We intend to achieve our strategic goals through continued disciplined execution of our business plans and prudent allocation of our capital. We require that each of our businesses support, and assist in the development of, methodologies, competencies, processes, metrics and a culture that safeguards and grows our businesses.
Corporate History
      We are a wholly-owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly-owned subsidiary of GMAC. GMAC is a wholly-owned subsidiary of GM. We were formed as a corporation under the laws of the State of Delaware (United States) on August 20, 2004.
      GMAC entered the residential real estate finance industry in 1985 through its acquisition of Colonial Mortgage Service Company, which was formed in 1926, and the loan administration, servicing operations and portfolio of Norwest Mortgage, which entered the residential mortgage loan business in 1906. These businesses formed the original basis of what is today our GMAC Residential segment. In 1990, GMAC acquired Residential Funding Corporation. Created in 1982, Residential Funding Corporation was the first private mortgage conduit in the United States.
      In the 1990s we strengthened our core competencies in the residential real estate finance industry by acquiring our wholesale and warehouse lending businesses. We also acquired a distressed asset resolution business to strengthen our ability to provide special servicing for distressed residential mortgage loans and continued to acquire servicing platforms and residential mortgage loan portfolios to expand our servicing and securitization activities. In 1999, we acquired ditech.com® to increase our direct lending efforts as well as our e-commerce presence on the internet.
      As our understanding and capabilities in the residential real estate finance industry grew, we began seeking opportunities to leverage these strengths in related industries in the United States. In the early 1990s, we established our residential construction finance business, lending to homebuilders and residential land developers for the development and construction of residential housing. In 1998, we expanded into related residential real estate services by acquiring the Better Homes and Gardens® Real Estate Service network and Argonaut Relocation. In 1999, we acquired our model home finance business. In 2001, we formed GMAC Bank, a federally-chartered savings bank, and acquired our healthcare finance business. In 2002, we established our resort financing business.
      In the late 1990s and early 2000s, we also sought to leverage our understanding of the residential real estate finance industry in the United States to expand our business to foreign markets. We entered the U.K. and Mexican residential mortgage loan markets in 1998. We also entered residential real estate finance markets in The Netherlands in 2001 and in Canada and Germany in 2002.

Our Industry
      We operate a number of businesses, including residential real estate finance, real estate brokerage services, relocation services, document custody services, consumer banking, residential construction finance, model home finance, resort finance and healthcare finance. Our core businesses are in the residential real estate finance industry.
      The U.S. residential mortgage market has been a growth market for several decades. This growth has been driven by a variety of factors including low interest rates, increasing rates of homeownership, greater access to mortgage financing, the development of an efficient secondary market, home price appreciation and the tax advantage of mortgage debt compared to other forms of consumer debt. As of December 31, 2004, there were approximately $7.9 trillion in residential mortgage loans outstanding, compared to $7.6 trillion at December 31, 2003 and $6.5 trillion at December 31, 2002. Origination of residential mortgage loans has expanded rapidly in recent years as a result of historically low interest rates, but slowed in 2004 as interest rates rose. In 2004, approximately $2.8 trillion in residential mortgage loans were funded in the United States, compared to $3.8 trillion in 2003 and $2.7 trillion in 2002.
      Prime credit quality mortgage loans are the largest component of the residential mortgage market in the United States, accounting for $2.3 trillion of originations in 2004, or approximately 82% of the total residential mortgage loans originated. Loans conforming to the underwriting standards of Fannie Mae and Freddie Mac, Veterans’ Administration-guaranteed loans and loans insured by the Federal Housing Administration collectively accounted for approximately 46%, or $1.3 trillion, of all U.S. residential mortgage production in 2004. Approximately $686 billion in U.S. residential mortgage loans produced in 2004, or 24% of all U.S. residential mortgage loans produced, were of prime credit quality but did not conform to the underwriting standards of the government-sponsored enterprises because their original principal amounts exceeded Fannie Mae or Freddie Mac limits ($333,700 in 2004 and $359,650 in 2005) or they otherwise did not meet the relevant documentation or property requirements. Home equity mortgage loans, which are typically mortgage loans secured by a second (or more junior) lien on the underlying property, continue to grow in significance within the U.S. residential real estate finance industry, and there were approximately $308 billion of these loans produced in 2004, or 11% of total production.
      The development of an efficient secondary market for residential mortgage loans, including the securitization market, has played an important role in the growth of the residential real estate finance industry. Approximately $801 billion of mortgage-backed and mortgage-related asset-backed securities were issued by private sector issuers in the United States in 2004, and another $1.0 trillion of these securities were issued by government-sponsored enterprises, primarily Fannie Mae and Freddie Mac.
      An important source of capital for the residential real estate finance industry is warehouse lending. These facilities provide funding to mortgage loan originators until the loans are sold to investors in the secondary mortgage loan market. Industry commitments were estimated to be approximately $51.2 billion as of December 31, 2004.
Our Business

U.S. Residential Real Estate Finance
      We are one of the largest residential mortgage producers and servicers in the United States, producing approximately $133 billion in residential mortgage loans in 2004 and servicing approximately $345 billion in residential mortgage loans as of June 30, 2005. We are also one of the largest non-agency issuers of mortgage-backed and mortgage-related asset-backed securities in the United States, issuing approximately $51.0 billion of these securities in 2004 and more than $341 billion since we commenced securitization activities. Additionally, as of December 31, 2004, we were the largest provider of warehouse lending to the residential mortgage lending industry in the United States.

      The principal activities of our U.S. residential real estate finance business include:

•	Originating, purchasing, selling and securitizing residential mortgage loans;

•	Servicing residential mortgage loans for ourselves and others;

•	Providing warehouse financing to residential mortgage loan originators and correspondent lenders to originate residential mortgage loans;

•	Creating a portfolio of mortgage loans and retained interests from our securitization activities;

•	Conducting limited banking activities through GMAC Bank; and

•	Providing real estate closing services.
          Loan Origination and Acquisition

Sources of Loan Production
      We have three primary sources for our residential mortgage loan production: the origination of loans through our direct lending network, the origination of loans through our mortgage brokerage network and the purchase of loans in the secondary market (primarily from correspondent lenders).

Direct Lending Network
      Our direct lending network consists of retail branches, internet and telephone-based operations. Our retail network consists of approximately 320 retail offices and 1,800 loan officers targeting customers desiring face-to-face service. Typical referral sources are realtors, homebuilders, credit unions, small banks and affinity groups.
      We originate residential mortgage loans through our direct lending network using three brands:

•	GMAC Mortgage, focusing on retail, telephone and internet lending services;

•	ditech.com®, focusing on telephone and internet lending services; and

•	CalDirect®, focusing on telephone and internet lending services for California residents.
We also originate mortgage loans through our participation in GM Family First, an affinity program available to GM employees, retirees and their families and employees of GM’s subsidiaries, dealers and suppliers and their families in the United States. In addition, we conduct origination activities associated with the refinancing of existing mortgage loans for which we are the primary servicer.

Mortgage Brokerage Network
      In addition to mortgage loans we originate through our direct lending network, we also originate residential mortgage loans through mortgage brokers. Loans sourced by mortgage brokers are funded by us and generally closed in our name.
      When originating loans through mortgage brokers, the mortgage broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents and serve as our liaison with the borrower through the lending process. We review and underwrite the application submitted by the mortgage broker, approve or deny the application, set the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions required by us, fund the loan. Because mortgage brokers conduct their own marketing, employ their own personnel to complete the loan applications and maintain contact with the borrowers, mortgage brokers represent an efficient loan production channel.
      We qualify and approve all mortgage brokers who generate mortgage loans for us, and we continue to monitor their performance. These mortgage brokers must complete an application, disclose certain information about their business and provide us evidence of their licenses. Upon approval, the mortgage brokers must enter into a standard broker agreement with us, whereby the brokers agree, among other things, to comply with all applicable laws (including consumer disclosure requirements) in connection with their mortgage loan generation activities.
      As of December 31, 2004, we had approved more than 6,300 mortgage brokers to submit loans to us. We originated loans through approximately 4,500 of these approved mortgage brokers in 2004.

Correspondent Lender and other Secondary Market Purchases
      Loans purchased from correspondent lenders are originated or purchased by the correspondent lenders, and subsequently sold to us. As with our mortgage brokerage network, we approve any correspondent lenders that participate in our loan purchase programs. In determining whether to approve a correspondent lender, we generally consider its financial status, its previous experience in originating mortgage loans and its potential loan origination volumes, its prior delinquency and loss experience (if available), its underwriting standards and quality control procedures and, if applicable, its servicing operations. Upon approval, each correspondent lender must sign an agreement with us to originate loans in accordance with the underwriting standards and procedures required by our loan programs. These agreements also require that the correspondent lender originate its loans in accordance with all applicable laws.
      As of December 31, 2004, we had approved more than 1,400 correspondent lenders from which we may purchase mortgage loans. We purchased mortgage loans from more than 1,100 of these approved correspondent lenders during 2004.
      We also purchase pools of residential mortgage loans from entities other than correspondent lenders, which we refer to as bulk purchases. These purchases are generally made from large financial institutions. In connection with these purchases, we typically conduct due diligence on all or a sampling of the mortgage pool and use our underwriting technology to determine if the loans meet the underwriting requirements of our loan programs.
      Some of the residential mortgage loans we obtain in bulk purchases are “seasoned” or “distressed.” Seasoned mortgage loans are loans that generally have been funded for more than 12 months. Distressed mortgage loans are loans that are currently in default or otherwise not performing. We sometimes also obtain foreclosed properties as part of these bulk purchases. In 2004 we spent approximately $1.7 billion to purchase seasoned and distressed mortgage loans. For more information regarding our treatment of seasoned and distressed loans, see the discussion under the heading “— Our U.S. Residential Real Estate Finance Operating Segments — Residential Capital Group — Seasoned and Distressed Mortgage Loans.”
      Summary of Production Channels
      The following table summarizes our U.S. residential mortgage loan production by channel:

	U.S. Mortgage Loan Production by Channel

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Retail branches	62,452	$9,403	73,874	$9,745	134,160	$18,012	249,478	$28,881	172,881	$21,284
Direct lending (other than retail branches)	80,518	8,774	77,864	9,034	148,343	16,209	232,792	31,411	181,994	20,237
Mortgage brokers	60,863	10,070	57,642	8,421	111,571	16,302	143,353	21,522	110,061	16,552
Correspondent lender and secondary market purchases	242,771	43,371	291,536	38,058	533,459	82,504	586,561	89,406	392,809	58,649

Total U.S. mortgage loan production	446,604	$71,618	500,916	$65,258	927,533	$133,027	1,212,184	$171,220	857,745	$116,722

      Types of Mortgage Loans
      We originate and acquire mortgage loans that generally fall into one of the following five categories:

•	Prime Conforming Mortgage Loans — These are prime credit quality first-lien mortgage loans secured by single-family residences that meet or “conform” to the underwriting standards established by Fannie Mae or Freddie Mac for inclusion in their guaranteed mortgage securities programs.

•	Prime Non-Conforming Mortgage Loans — These are prime credit quality first-lien mortgage loans secured by single-family residences that either (1) do not conform to the underwriting standards established by Fannie Mae or Freddie Mac, because they have original principal amounts exceeding Fannie Mae and Freddie Mac limits ($333,700 in 2004 and $359,650 in 2005), which are commonly referred to as jumbo mortgage loans, or (2) have alternative documentation requirements and property or credit-related features (e.g., higher loan-to-value or debt-to-income ratios) but are otherwise considered prime credit quality due to other compensating factors.

•	Government Mortgage Loans — These are first-lien mortgage loans secured by single-family residences that are insured by the Federal Housing Administration or guaranteed by the Veterans Administration.

•	Nonprime Mortgage Loans — These are first-lien and certain junior lien mortgage loans secured by single-family residences, made to individuals with credit profiles that do not qualify for a prime loan, have credit-related features that fall outside the parameters of traditional prime mortgage products or have performance characteristics that otherwise expose us to comparatively higher risk of loss.

•	Prime Second-Lien Mortgage Loans — These are open- and closed-end mortgage loans secured by a second or more junior lien on single-family residences, which include home equity mortgage loans.
      The following table summarizes our U.S. residential mortgage loan production by type:

	U.S. Mortgage Loan Production by Type

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Prime conforming mortgage loans	137,319	$24,700	175,851	$29,139	276,129	$45,593	557,618	$89,259	365,496	$55,155
Prime non-conforming mortgage loans	88,235	25,066	94,150	15,688	163,260	43,473	139,759	38,093	117,982	33,418
Government mortgage loans	16,955	2,241	9,300	1,140	40,062	4,834	49,988	4,929	30,234	3,399
Nonprime mortgage loans	91,862	13,937	116,897	14,626	217,344	27,880	239,142	29,763	175,878	17,485
Prime second-lien mortgage loans	112,233	5,674	104,718	4,665	230,738	11,247	225,677	9,176	168,155	7,265

Total U.S. mortgage loan production	446,604	$71,618	500,916	$65,258	927,533	$133,027	1,212,184	$171,220	857,745	$116,722

Underwriting Standards and Quality Control
      All mortgage loans that we originate and most of the mortgage loans we purchase are subject to our underwriting guidelines and loan origination standards. When originating mortgage loans directly through our retail branches or by internet or telephone, or indirectly through mortgage brokers, we follow established lending policies and procedures that require consideration of a variety of factors, including:

•	the borrower’s capacity to repay the loan;

•	the borrower’s credit history;

•	the relative size and characteristics of the proposed loan; and

•	the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio).
      Our underwriting standards have been designed to produce loans that meet the credit needs and profiles of our borrowers, thereby creating more consistent performance characteristics for investors in our loans. When purchasing mortgage loans from correspondent lenders, we either re-underwrite the loan prior to purchase or delegate underwriting responsibility to the correspondent lender originating the mortgage loan.
      To further ensure consistency and efficiency, much of our underwriting analysis is conducted through the use of automated underwriting technology. We also conduct a variety of quality control procedures and periodic audits to ensure compliance with our origination standards, including our responsible lending standards and legal requirements. Although many of these procedures involve manual reviews of loans, we seek to leverage our technology in further developing our quality control procedures. For example, we have programmed many of our compliance standards into our loan origination systems and continue to use and develop automated compliance technology to mitigate regulatory risk.
          Sale and Securitization Activities
      We sell most of the mortgage loans we originate or purchase. In 2004, we sold $132.7 billion in mortgage loans. We typically sell our Prime Conforming Mortgage Loans in sales that take the form of securitizations guaranteed by Fannie Mae or Freddie Mac, and we typically sell our Government Mortgage Loans in securitizations guaranteed by the Government National Mortgage Association, or Ginnie Mae. In 2004, we sold $49.4 billion of mortgage loans to government-sponsored enterprises, or 37% of the total loans we sold, and $83.3 billion to other investors through whole-loan sales and securitizations, including both on-balance sheet and off-balance sheet securitizations. We hold the mortgage loans that we do not sell and the securities and subordinated interests that we retain in our securitizations as part of our investment portfolio. See “— Mortgage Loans Held for Investment and Retained Interests” for more information about our management of these retained interests. We generally retain the servicing rights with respect to loans that we sell or securitize.
      Our sale and securitization activities include developing asset sale or retention strategies, conducting pricing and hedging activities and coordinating the execution of whole-loan sales and securitizations. Specifically, we set current pricing for loan purchases, manage loan commitments and the inventory of mortgage loans awaiting sale or securitization, and hedge mortgage loans against interest-rate risk during the aggregation period, which is the time between the initial acquisition of a mortgage loan and its sale or securitization. For more information on our hedging activities, see the discussion under the heading “Risk Factors — Risks Related to Our Business — Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”
      The length of time from the origination or purchase of a mortgage loan to its sale or securitization generally ranges from 10 to 100 days, depending on a variety of factors including loan volume by product type, interest rates and other capital market conditions. During 2004, we typically sold loans within 20 to 60 days of purchase or origination. We generally sell or securitize mortgage loans in the secondary market when we have accumulated a sufficient volume of mortgage loans with similar characteristics, usually $150 million to $1.5 billion in principal amount.
      In conducting our securitizations, we typically sell the related pool of mortgage loans to one of our wholly-owned special purpose entities, which then sells the loans to a separate, transaction-specific securitization trust in exchange for cash and certain trust interests that we may retain. The securitization trust issues and sells undivided interests to third party investors that entitle the investors to specified cash flows generated from the securitized loans. These undivided interests are usually represented by notes or certificates with various interest rates and are supported by the payments on the loans acquired by the trust.

      As a result of the structure of these securitizations, the third party investors and the securitization trusts have no recourse to our assets or us and have no ability to require us to repurchase their securities, but rather have recourse only to the assets transferred to the trust. We do make certain representations and warranties concerning the mortgage loans, such as lien status or mortgage insurance coverage. If we are found to have breached a representation or warranty we could be required to repurchase the loan from the securitization trust. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Purchase Obligations and Options.” We do not guarantee any securities issued by the securitization trusts as part of our securitizations. In the past, however, we have provided guarantees or pledged collateral to third party credit enhancement providers in support of certain securitization activities. These guarantees and pledged collateral had an aggregate maximum potential liability of $260.1 million as of June 30, 2005. To date, no claims have been made under these guarantees, nor has any of the collateral been subject to any claims.
      In addition to the cash we receive in exchange for the mortgage loans we sell to the securitization trust, we often retain interests in the securitization trust as partial payment for the loans and generally hold these retained interests in our investment portfolio. These retained interests may take the form of mortgage-backed or mortgage-related asset-backed securities (including senior and subordinated interests), interest-only, principal-only, investment grade, non-investment grade or unrated securities. We are entitled to receive payment on our subordinated retained interests only after the investors holding more senior interests are repaid their investment plus interest and there is excess cash remaining in the securitization trust. Thus, the subordinated interests we retain serve as credit enhancement for the more senior securities issued by the securitization trust. Our ability to receive payment on our retained interests depends on the performance of the underlying mortgage loans, and material adverse changes in performance of the loans, including actual credit losses and prepayment speeds, could have a material adverse effect on the value of these retained interests. See “Risk Factors — Risks Related to Our Business — Our earnings may decrease because of increases or decreases in interest rates;” “Risk Factors — Risks Related to Our Business — General business and economic conditions may significantly and adversely affect our revenues, profitability and financial condition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Valuation of Interests in Securitized Assets” for more information regarding our accounting for these retained interests and how the value of these retained interests may be affected by events outside of our control.
      One of our wholly-owned subsidiaries is a registered broker dealer and member of the National Association of Securities Dealers, Inc. This subsidiary underwrites and distributes some of our mortgage-backed and mortgage-related asset-backed securities, and provides capital market liquidity in mortgage-backed securities and mortgage-related asset-backed securities sold by us to both institutional investors and financial institutions in the United States.
          Servicing Activities
      Although we sell most of the residential mortgage loans that we produce, we generally retain the rights to service these loans. The mortgage servicing rights we retain consist of primary and master servicing rights. Primary servicing rights represent our right to service certain mortgage loans originated or purchased and later sold on a servicing-retained basis through our securitization activities and whole-loan sales, as well as primary servicing rights we purchase from other mortgage industry participants. When we act as primary servicer, we collect and remit mortgage loan payments, respond to borrower inquiries, account for principal and interest, hold custodial and escrow funds for payment of property taxes and insurance premiums, counsel or otherwise work with delinquent borrowers, supervise foreclosures and property dispositions and generally administer the loans. Master servicing rights represent our right to service mortgage-backed and mortgage-related asset-backed securities and whole-loan packages sold to investors. When we act as master servicer, we collect mortgage loan payments from primary servicers and distribute those funds to investors in mortgage-backed and mortgage-related asset-backed securities and whole-loan packages. Key services in this regard include loan accounting, claims administration, oversight of primary servicers, loss mitigation, bond administration, cash flow waterfall calculations, investor reporting and tax reporting compliance.

      We also occasionally purchase primary servicing rights from other mortgage industry participants or agree to provide primary mortgage servicing as a subservicer where we do not hold the corresponding servicing right (and, therefore, do not include the mortgage servicing right as an asset in our financial statements). As of June 30, 2005, we acted as primary servicer and owned the corresponding servicing rights on approximately 2.7 million of residential mortgage loans having an aggregate unpaid principal balance of over $324 billion, and we acted as subservicer (and did not own the corresponding servicing rights) on approximately 148,000 loans having an aggregate unpaid principal balance of over $22.4 billion. We also acted as master servicer on more than 1 million residential mortgage loans having an aggregate principal balance of approximately $112.1 billion as of June 30, 2005 (including loans for which we are also primary servicer).
      In return for performing primary and master servicing functions, we receive servicing fees equal to a specified percentage of the outstanding principal balance of the loans being serviced and may also be entitled to other forms of servicing compensation, such as late payment fees or prepayment penalties. Our servicing compensation also includes interest income, or the “float,” earned on collections that are deposited in various custodial accounts between their receipt and our distribution of the funds to investors.
      We sometimes advance funds to investors or third parties in mortgage-backed and mortgage-related asset-backed securities and whole-loan packages, in our capacity as master or primary servicer, to cover delinquent payments on the related pool of mortgage loans and taxes and insurance premiums not covered by borrowers’ escrow funds. Any such funds that we advance are repaid using future cash flow from the pool of mortgage loans.
      The value of our mortgage servicing rights is sensitive to changes in interest rates and other factors. We have developed and implemented a hedge program to, among other things, mitigate the overall risk of impairment loss due to a change in the fair value of our mortgage servicing rights. In accordance with this hedge program, we designate hedged risk as the change in the total fair value of our capitalized mortgage servicing rights. The success or failure of this hedging program may have a material effect on our results of operations. For additional information regarding our mortgage servicing rights hedged risk and how we manage this risk, see the discussion under the headings “Risk Factors — Risks Related to Our Business — Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Valuation of Mortgage Servicing Rights.”
      The following table sets forth the types of residential mortgage loans comprising our primary servicing portfolio for which we hold the corresponding mortgage servicing rights:

	U.S. Mortgage Loan Servicing Portfolio

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Prime conforming mortgage loans	1,362,226	$176,654	1,294,669	$155,565	1,323,918	$165,577	1,309,295	$153,693	1,418,874	$150,424
Prime non-conforming mortgage loans	225,316	64,735	190,038	48,449	203,822	55,585	178,334	43,951	212,462	42,918
Government mortgage loans	188,174	18,351	188,405	17,683	191,844	18,328	191,023	17,594	230,085	21,174
Nonprime mortgage loans	483,924	50,057	504,390	49,425	505,929	51,139	486,634	45,747	383,131	31,431
Prime second-lien mortgage loans	449,344	14,266	391,100	10,924	445,396	13,718	358,761	9,522	313,315	8,267

Total U.S. mortgage loans serviced	2,708,984	$324,063	2,568,602	$282,046	2,670,909	$304,347	2,524,047	$270,507	2,557,867	$254,214

     The following table sets forth information concerning the delinquency experience, including pending foreclosures, on residential mortgage loans that generally complied with our underwriting criteria at the time of origination or purchase and for which we were the primary servicer as of the dates indicated. We do not have direct credit exposure on most of these mortgage loans; our direct exposure is limited to those mortgage loans held for investment or sale and those loans for which we have retained interests, which collectively represented approximately 21% of the loans we service as of December 31, 2004. The determination as to whether a loan falls into a particular delinquency category is made as of the close of business on the last business day of each month.

	U.S. Mortgage Loan Servicing Portfolio Delinquency

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Total U.S. mortgage loans serviced	2,708,984	$324,063	2,568,604	$282,045	2,670,909	$304,347	2,524,047	$270,507	2,557,867	$254,214

Period of delinquency(1)(2)
30 to 59 days	68,882	$7,576	68,876	$7,039	74,344	$8,021	74,813	$7,736	66,918	$6,309
60 to 89 days	19,188	1,947	20,025	1,892	21,627	2,066	21,479	2,156	18,062	1,636
90 days or more	26,891	2,162	30,139	2,728	26,495	2,376	24,160	2,119	25,180	1,966
Foreclosures pending	32,054	3,361	30,236	2,647	37,712	3,458	32,624	3,383	27,287	2,597

Total delinquent loans	147,015	$15,046	149,276	$14,306	160,178	$15,921	153,076	$15,394	137,447	$12,508

Percent of U.S. mortgage loans serviced	5.43%	4.64%	5.81%	5.07%	6.00%	5.23%	6.06%	5.69%	5.37%	4.92%

(1)	As used in this discussion, prime credit quality loans and some of our other mortgage loans are considered to be 30 or more days delinquent when a payment due remains unpaid as of the close of business on the last business day immediately prior to the next following monthly due date.

(2)	Does not include foreclosures pending.
      The delinquency and pending foreclosure information set forth above may not be representative of the results we will experience on any mortgage loans we produce and service in the future.
          Warehouse Lending
      We are the largest provider of warehouse lending facilities to correspondent lenders and other mortgage originators in the United States. These facilities enable those lenders and originators to finance residential mortgage loans until they are sold in the secondary mortgage loan market. We provide warehouse lending facilities for a full complement of residential mortgage loans, including mortgage loans that we acquire through our correspondent lenders. We provide some of our warehouse lending facilities through GMAC Bank.
      Advances under our warehouse lending facilities are generally fully collateralized by the underlying mortgage loans and bear interest at variable rates. Our warehouse lending facilities generally have a one-year term that may be renewed or extended, although some of our warehouse lending facilities have up to a four-year term. In addition, we also make lines of credit and term loans available to a limited number of our correspondent lenders to finance the acquisition of servicing rights, the retention of interest-only securities and other residual interests in their securitizations or for general working capital purposes.
      As of June 30, 2005, we had total warehouse line of credit commitments of approximately $16.7 billion, against which we had advances outstanding of approximately $6.4 billion. We purchased approximately 14% of the mortgage loans financed by our warehouse lending facilities in 2004.

          Mortgage Loans Held for Investment and Retained Interests
      We hold a portfolio of assets consisting of (1) residential mortgage loans held for investment, including residential mortgage loans sold in on-balance sheet securitizations and (2) retained interests from our securitization activities. As of June 30, 2005, the principal balance of our mortgage loan portfolio was approximately $56.6 billion and the fair value of our retained interests was approximately $1.3 billion. We hold a portion of this portfolio through GMAC Bank. Our portfolio of mortgage loans and retained interests provides a longer-term source of revenues as we recognize interest income from the underlying mortgage loans.
      Our portfolio of residential mortgage loans held for investment and retained interests includes some residential mortgage loans we own directly, having decided to hold these loans in our portfolio instead of selling them through whole-loan sales or securitizations. A decision to retain certain assets in our portfolio is dependent upon a variety of factors, including the type of mortgage product, the interest rate environment, general economic conditions, the availability of efficient funding sources and other factors in the capital markets. These factors impact our assessment of the value of the asset and its ability to generate revenues over time. As discussed above under the heading “— Sale and Securitization Activities,” the interests that we retain from our securitizations may include mortgage-backed or mortgage-related asset-backed securities (including senior and subordinated interests), interest-only, principal-only, investment grade, non-investment grade or unrated securities. Our ability to obtain repayment on our retained interests depends on the performance of the underlying mortgage loans, and material adverse changes in performance of the loans, including actual credit losses and increased prepayment speeds, could have a material adverse effect on the value of these retained interests. See “Risk Factors — Risks Related to Our Business — Our earnings may decrease because of increases or decreases in interest rates;” “Risk Factors — Risks Related to Our Business — General business and economic conditions may significantly and adversely affect our revenues, profitability and financial condition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Valuation of Interests in Securitized Assets” for more information regarding our accounting for these retained interests and how the value of these retained interests may be affected by events outside our control.
      We own in our portfolio retained interests from securitizations for which we recognized a gain on sale. We also have mortgage loans that appear on our balance sheet because they were securitized through transactions structured as on-balance sheet securitizations under generally accepted accounting principles. In contrast to the more common off-balance sheet securitizations, we do not recognize a gain on sale in our on-balance sheet securitizations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Understanding our Financial Results — On- and Off-Balance Sheet Securitizations” for more information regarding these on-balance sheet securitizations.
      We develop and maintain loss and prepayment models based on loan attributes and anticipated market developments that are used to monitor our portfolio performance, establish reserve levels and enable risk-based pricing of future mortgage production. For more information regarding our loss and prepayment models and the risks inherent in these models, see the discussion under the headings “Risk Factors — Risks Related to Our Business — Our earnings may decrease because of increases or decreases in interest rates” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates.”
          Other Related Real Estate Finance Activities
      As an extension of our real estate finance business, we own GMAC Bank, a federally chartered savings bank, which provides us access to an additional source of funding for our U.S. residential real estate finance business. GMAC Bank also participates in many of our U.S. residential real estate finance business activities, and provides collateral/pool certification and collateral document custodial services to our U.S. residential real estate finance business and third party customers.
      GMAC Bank also provides individual banking products and other investment services to consumers through a single branch in Delaware and online at www.gmacbank.com. These products primarily include consumer deposits, money market accounts, student loans, online banking and bill payment services, as well as residential mortgage and home equity loans and lines of credit. GMAC Bank’s consumer business is targeted at participants in GM Family First and other customers of our U.S. residential real estate finance business. Through GMAC Bank, we also may, from time to time, based on independent analysis of underwriting criteria, provide real-estate secured financing to GM automotive dealers for purposes of refinancing existing debt or to expand existing dealer real estate holdings. If any of these financings become delinquent for a period of at least 60 days, we have the right to require that GMAC purchase the delinquent loans for the amount of unpaid principal plus accrued interest and additional costs. As of June 30, 2005, there were $145.8 million of such automotive dealer loans outstanding.
      As of June 30, 2005, GMAC Bank had $6.0 billion in assets, with approximately $3.0 billion in customer deposits. A significant portion of GMAC Bank’s deposit liabilities (approximately 61% as of June 30, 2005) consists of custodial funds deposited by other parts of our business.
      We also provide real estate closing services, such as obtaining flood and tax certifications, appraisals, credit reports and title insurance.
      Our captive reinsurer, CapRe of Vermont, Inc., provides reinsurance of private mortgage insurance on loans we or our correspondent lenders originate. As of June 30, 2005, CapRe of Vermont had reinsurance agreements covering $13.8 billion in active original principal mortgage loans.
          Our U.S. Residential Real Estate Finance Operating Segments
      We carry out our U.S. residential real estate finance operations, and manage and report our financial information for these operations, through two operating segments: GMAC Residential and Residential Capital Group.

GMAC Residential
      GMAC Residential is headquartered in Horsham, Pennsylvania and offers residential mortgage and mortgage-related products and services to consumers and businesses throughout the United States. We also operate GMAC Bank and our CapRe of Vermont reinsurance business through our GMAC Residential segment.
      The residential real estate finance business of our GMAC Residential segment has a greater focus on the direct origination of mortgage loans with consumers of prime credit quality that generally conform to the underwriting requirements of Fannie Mae or Freddie Mac than does the Residential Capital Group business. Our GMAC Residential segment is one of the largest residential mortgage originators and servicers in the United States.

Sources of Loan Production
      We conduct substantially all of our direct origination of mortgage loans in our GMAC Residential segment through retail branches and our direct lending network. In addition, GMAC Residential originates mortgage loans through mortgage brokers and purchases of mortgage loans from correspondent lenders. We produced approximately $87.4 billion in residential mortgage loans in 2004 through GMAC Residential.

      The following table summarizes GMAC Residential’s loan production by channel:

	GMAC Residential Mortgage Loan Production by Channel(1)

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Retail branches	62,452	$9,403	73,874	$9,745	134,160	$18,012	249,478	$28,881	172,881	$21,284
Direct lending (other than retail branches)	77,711	8,313	74,952	8,469	143,316	15,302	223,199	29,226	173,710	18,405
Mortgage brokers	14,962	3,104	5,923	1,043	14,172	2,524	20,033	3,188	17,533	2,630
Correspondent lenders	124,948	24,568	128,809	22,874	289,974	51,609	317,720	53,159	186,314	29,299

Total mortgage loan production	280,073	$45,388	283,558	$42,131	581,622	$87,447	810,430	$114,454	550,438	$71,618

(1)	Includes $2.0 billion (June 30, 2005), $2.7 billion (June 30, 2004), $4.6 billion (December 31, 2004), $9.0 billion (December 31, 2003) and $7.3 billion (December 31, 2002) of loans purchased from Residential Capital Group.

Types of Mortgage Loans
      The following table summarizes GMAC Residential’s loan production by type:

	GMAC Residential Mortgage Loan Production by Type(1)

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Prime conforming mortgage loans	137,132	$24,658	176,208	$29,165	276,444	$45,635	558,204	$89,271	367,612	$55,407
Prime non-conforming mortgage loans	48,666	14,341	30,235	8,381	101,883	28,521	41,202	13,451	23,391	7,010
Government mortgage loans	16,955	2,241	9,300	1,140	40,062	4,834	49,988	4,929	30,234	3,399
Nonprime mortgage loans	1,859	88	1,735	79	3,854	178	1,560	70	5,623	220
Prime second-lien mortgage loans	75,461	4,060	66,260	3,366	159,379	8,279	159,476	6,733	123,578	5,582

Total mortgage loan production	280,073	$45,388	283,738	$42,131	581,622	$87,447	810,430	$114,454	550,438	$71,618

(1)	Includes $2.0 billion (June 30, 2005), $2.7 billion (June 30, 2004), $4.6 billion (December 31, 2004), $9.0 billion (December 31, 2003) and $7.3 billion (December 31, 2002) of loans purchased from Residential Capital Group.

Automated Underwriting Technology and Bulk Purchases
      Loan applications for Prime Conforming Mortgage Loans, Government Mortgage Loans and Prime Non-Conforming Mortgage Loans for loan amounts or combined loan amounts less than $850,000 that are originated or purchased by GMAC Residential are submitted to an automated underwriting system. For these types of loans, GMAC Residential uses Fannie Mae’s Desktop Underwriter® program or Freddie Mac’s Loan Prospector® program. These automated underwriting systems are used to underwrite conventional, government-insured and certain non-conforming loans based on established guidelines. GMAC Residential also uses its proprietary Engenious® program to select and in certain instances to underwrite a variety of mortgage loans other than Prime Conforming Mortgage Loans. Loan applications for amounts exceeding $850,000 are underwritten using a combination of agency tools and proprietary models, including Engenious®.

Sale and Securitization Activities
      GMAC Residential sells most of the mortgage loans it originates or purchases. GMAC Residential primarily sells these mortgage loans (58% in 2004) in sales that take the form of securitizations guaranteed by government-sponsored enterprises, primarily Fannie Mae and Freddie Mac, and also sells mortgage loans to other investors through whole-loan sales or securitizations. The loans that GMAC Residential does not sell are generally held at GMAC Bank as part of our portfolio of mortgage loans held for investment.

Servicing Activities
      GMAC Residential generally retains the servicing rights with respect to loans it sells or securitizes, and also occasionally purchases mortgage servicing rights from other servicers or acts as a subservicer of mortgage loans (and does not hold the corresponding mortgage servicing right asset). As of June 30, 2005, GMAC Residential managed, as primary servicer, a portfolio of approximately 2.0 million loans with an aggregate unpaid principal balance of approximately $235 billion and, as subservicer, a portfolio of approximately 148,000 loans with an aggregate unpaid principal balance of approximately $22.4 billion. GMAC Residential also managed, as master servicer, a portfolio of more than 240,000 loans with an aggregate unpaid principal balance of approximately $14.8 billion as of June 30, 2005 (including loans for which GMAC Residential also serves as primary servicer). GMAC Residential has earned the highest possible ratings from each of Standard & Poor’s and Fitch, Inc. for both master and primary servicing in every category of residential mortgage loans it services except for special and nonprime servicing, where GMAC Residential earned the second highest possible rating from Standard & Poor’s.
      The following table sets forth the types of residential mortgage loans comprising GMAC Residential’s primary servicing portfolio for which it held the corresponding mortgage servicing rights:

	GMAC Residential Mortgage Loan Servicing Portfolio

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Prime conforming mortgage loans	1,361,648	$176,607	1,293,877	$155,497	1,323,249	$165,521	1,308,284	$153,601	1,418,843	$150,421
Prime non-conforming mortgage loans	63,792	29,222	44,976	18,547	53,119	23,604	34,041	13,937	36,225	12,543
Government mortgage loans	188,174	18,351	188,405	17,683	191,844	18,328	191,023	17,594	230,085	21,174
Nonprime mortgage loans	18,591	675	21,465	745	20,227	718	23,818	820	33,317	1,164
Prime second-lien mortgage loans	348,169	10,635	279,893	7,144	330,107	9,656	258,310	6,203	228,099	5,502

Total mortgage loans serviced	1,980,374	$235,490	1,828,616	$199,616	1,918,546	$217,827	1,815,476	$192,155	1,946,569	$190,804

Warehouse Lending
      Primarily through GMAC Bank, GMAC Residential provides warehouse lending facilities to mortgage originators to finance residential mortgage loans. GMAC Residential had warehouse line of credit commitments of approximately $2.4 billion as of June 30, 2005, against which it had advances outstanding of approximately $1.4 billion. GMAC Residential’s warehouse lending business concentrates on providing warehouse lines of credit to mortgage brokers transitioning to correspondent lending. As a result, GMAC Residential’s warehouse lending customers typically have a smaller warehouse line of credit and net worth than Residential Capital Group’s warehouse lending customers.

Residential Capital Group
      Headquartered in Minneapolis, Minnesota, our Residential Capital Group focuses primarily on the purchase of residential mortgage loans in the secondary market and the origination of loans through mortgage brokers. The Residential Capital Group’s mortgage loans cover a broad spectrum of the credit scale, from prime to nonprime, and generally do not conform to the underwriting requirements of Fannie Mae or Freddie Mac. The Residential Capital Group’s mortgage loans are generally considered non-conforming because of the size of the loans or because they have more expansive documentation, property or credit-related features (e.g., higher debt-to-income or loan-to-value ratios).
      Our Residential Capital Group was the third-largest non-agency issuer of mortgage-backed and mortgage-related asset-backed securities in the United States in 2004. The Residential Capital Group has issued approximately $311 billion of cumulative mortgage-backed and mortgage-related asset-backed securities since its inception in 1982, with $42.2 billion having been issued in 2004. The Residential Capital Group is also a leading provider of wholesale funding services to U.S. mortgage brokers for the origination of residential mortgage loans and, as of December 31, 2004, was the largest provider of warehouse lending to the residential mortgage lending industry in the United States. The Residential Capital Group is also a leading primary and master servicer of residential mortgage loans and serves in that capacity for most of the loans it originates or purchases.

Sources of Loan Production
      Our Residential Capital Group purchases first- and second-lien residential mortgage loans from correspondent lenders throughout the United States and in the secondary market from entities other than correspondent lenders. The Residential Capital Group also originates first- and second-lien residential mortgage loans in the United States, primarily through mortgage brokers to whom it provides wholesale funding. In addition to these origination activities through mortgage brokers, the Residential Capital Group also originates mortgage loans directly through its HomeComings brand in connection with refinancing activities related to mortgage loans it services.
      The following table summarizes the Residential Capital Group’s loan production by channel:

	Residential Capital Group U.S. Mortgage Loan Production by Channel(1)

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Direct lending	2,807	$461	2,912	$565	5,027	$907	9,593	$2,185	8,284	$1,832
Mortgage brokers	45,901	6,967	51,719	7,378	97,399	13,778	123,320	18,334	92,528	13,922
Correspondent lender and secondary market purchases	130,514	20,772	180,831	17,848	274,941	35,517	330,710	45,259	257,492	36,632

Total U.S. mortgage loan production	179,222	$28,200	235,462	$25,791	377,367	$50,202	463,623	$65,778	358,304	$52,386

(1)	Includes $2.0 billion (June 30, 2005), $2.7 billion (June 30, 2004), $4.6 billion (December 31, 2004), $9.0 billion (December 31, 2003) and $7.3 billion (December 31, 2002) of loans sold to GMAC Residential.

Types of Mortgage Loans
      Our Residential Capital Group’s origination and purchase strategies emphasize the production of prime non-conforming mortgage loans, nonprime mortgage loans and prime second-lien mortgage loans. When the Residential Capital Group acquires prime conforming mortgage loans or government mortgage loans it generally sells those loans to GMAC Residential, which then typically sells the loans in the form of securitizations guaranteed by Fannie Mae or Freddie Mac or, in the case of Government Mortgage Loans, Ginnie Mae.

      The following table summarizes the Residential Capital Group’s loan production by type:

	Residential Capital Group U.S. Mortgage Loan Production by Type(1)

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Prime conforming mortgage loans	12,878	$2,012	17,927	$2,638	31,141	$4,580	61,283	$9,000	48,881	$7,030
Prime non-conforming mortgage loans	39,569	10,725	63,915	7,307	61,377	14,952	98,557	24,642	94,591	26,408
Government mortgage loans	—	—	—	—	—	—	—	—	—	—
Nonprime mortgage loans	90,003	13,849	115,162	14,547	213,490	27,702	237,582	29,693	170,255	17,265
Prime second-lien mortgage loans	36,772	1,614	38,458	1,299	71,359	2,968	66,201	2,443	44,577	1,683

Total U.S. mortgage loan production	179,222	$28,200	235,462	$25,791	377,367	$50,202	463,623	$65,778	358,304	$52,386

(1)	Includes $2.0 billion (June 30, 2005), $2.7 billion (June 30, 2004), $4.6 billion (December 31, 2004), $9.0 billion (December 31, 2003) and $7.3 billion (December 31, 2002) of loans sold to GMAC Residential.

Automated Underwriting Technology and Bulk Purchases
      To help ensure consistency and efficiency in its production of residential mortgage loans, much of the Residential Capital Group’s underwriting analysis is conducted through the use of its proprietary underwriting technology, Assetwise Directsm. This proprietary technology implements automated decision, pricing and integration tools that extend mortgage products and risk management and pricing strategies to points of origination, and facilitates secondary market acquisition of mortgage loans.

Sale and Securitization Activities
      Our Residential Capital Group sells nearly all of the mortgage loans it produces, primarily through its securitization programs or in whole-loan sales to third-party investors.
      As part of its securitization activities, the Residential Capital Group segregates the types of mortgage loans it acquires into specific securitization programs, each having distinct underlying collateral characteristics. By securitizing mortgage loans with similar prepayment and credit-related characteristics through dedicated securitization programs, we believe that we are able to more efficiently obtain funding for those assets through the capital markets.

Servicing Activities
      Our Residential Capital Group acts as the primary servicer of most of the residential mortgage loans it obtains and as the master servicer of substantially all of the loans it sells in whole-loan sales and securitizations. As of June 30, 2005, the Residential Capital Group managed, as primary servicer, a portfolio of approximately 731,000 loans with an aggregate unpaid principal balance of approximately $89 billion. The Residential Capital Group also managed, as master servicer, a portfolio of approximately 770,000 loans with an aggregate unpaid principal balance of approximately $97 billion (including loans for which the Residential Capital Group also serves as primary servicer). The Residential Capital Group has earned the highest possible ratings from each of Standard & Poor’s, Moody’s Investors Service and Fitch for both master and primary servicing in every category of residential mortgage loans it services except for its primary servicing of nonprime loans and special servicing, in which the Residential Capital Group earned the second-highest rating from Moody’s Investors Service. The Residential Capital Group’s special servicing has not received a rating from Standard & Poor’s.

      The following table sets forth the types of residential mortgage loans comprising the Residential Capital Group’s primary servicing portfolio for which it held the corresponding mortgage servicing rights:

	Residential Capital Group U.S. Mortgage Loan Servicing Portfolio

	For the Six Months Ended June 30,				For the Year Ended December 31,

	2005		2004		2004		2003		2002

		Dollar		Dollar		Dollar		Dollar		Dollar
	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of	No. of	Amount of
	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans	Loans

	(Dollars in millions)
Prime conforming mortgage loans	578	$47	792	$68	669	$56	1,011	$92	31	$3
Prime non-conforming mortgage loans	161,557	35,523	145,062	29,902	150,703	31,981	144,293	30,014	176,237	$30,375
Government mortgage loans	—	—	—	—	—	—	—	—	—	—
Nonprime mortgage loans	465,399	49,806	482,925	48,680	485,702	50,421	462,816	44,927	349,814	30,267
Prime second-lien mortgage loans	103,937	3,633	111,207	3,780	115,289	4,062	100,451	3,319	85,216	2,765

Total U.S. mortgage loans serviced	731,471	$89,009	739,986	$82,430	752,363	$86,520	708,571	$78,352	611,298	$63,410

Warehouse Lending
      Our Residential Capital Group is the largest warehouse lender for residential mortgage loans in the United States, and had total warehouse line of credit commitments of approximately $14.3 billion as of June 30, 2005, against which it had advances outstanding of approximately $5.0 billion.

Seasoned and Distressed Mortgage Loans
      Our Residential Capital Group purchases seasoned and distressed residential mortgage loans. Many of its seasoned loans are acquired from previously sold or securitized pools that have been paid down to less than 10% of their original aggregate principal balance, and were therefore “called” out of these deals because administering such a small pool is economically inefficient. The Residential Capital Group purchases other seasoned loans in the secondary market. We purchase distressed residential mortgage loans with the goal of resolving or restructuring them through special servicing activities, and then selling them through securitizations or whole-loan transactions. The Residential Capital Group obtains resolution of these mortgage loans by working with the borrower to return the loan to performing status (in some cases under renegotiated terms), obtaining a payoff of the loan or selling the underlying residential property. In 2004, the Residential Capital Group acquired more than $5.2 billion of face-amount seasoned mortgage loans, of which $3.5 billion were called loans and $1.7 billion were distressed mortgage loans. The Residential Capital Group also securitized approximately $2.2 billion of seasoned and reperforming distressed mortgage loans in 2004.

Business Capital
      Our Business Capital Group conducts the following business activities: residential construction finance, residential equity, model home finance, resort finance and health capital. The residential construction finance, residential equity and model home finance businesses all provide capital to residential land developers and homebuilders to finance residential real estate projects for sale, using a variety of capital structures. The resort finance business provides debt capital to resort and timeshare developers and the health capital business provides debt capital to health care providers, primarily in the health care services sector. We have historically retained and serviced most of the loans and investments that we originate in the Business Capital Group.
      In almost all cases, we source our transactions either through our loan officers or referrals. Our residential construction finance, residential equity and model home finance businesses have relationships with many large homebuilders and residential land developers across the United States. Our resort finance business has relationships primarily with large private timeshare developers and our health capital business has relationships with physician groups and other healthcare service providers. We believe that we have been able to provide creative capital solutions tailored to our customers’ individual needs, resulting in strong relationships with our customers. Because of these relationships, we have been able to conduct multiple and varied transactions with these customers to expand our business.
      A principal risk for our business capital lending activities is credit risk. We review potential business capital transactions through separate credit committees for each of the five businesses. Each credit committee is composed of the president, chief financial officer and chief credit officer of our Business Capital Group as well as the senior executive of that business. The credit committees review all transactions and significant amendments and modifications to size, term, credit, structure and other material terms of the transactions. Our lending products are underwritten by reviewing the client’s corporate and legal information and its historical operating performance, becoming familiar with and understanding the management teams and, in the case of specific projects to be financed, obtaining financial and legal information for the project including appraisals, pro forma cash flow statements and market analysis. See “Risk Factors — Risks Related to Our Business — Our business capital activities expose us to additional risks that may adversely affect our revenues and profitability” for more information regarding the risks from our business capital activities.

Residential Construction Finance
      We provide capital to homebuilders, residential land developers and related market participants for the acquisition, development and construction of residential housing developments across the United States. Customers for the debt capital provided by our residential construction business generally have high credit quality and are among the largest 200 homebuilders in the United States or are large regional residential land developers. We also provide debt capital for joint ventures formed by two or more large homebuilders, which joint ventures develop the land into for sale lots to be sold to their homebuilding entities. The residential housing developments to which we provide debt capital generally consist of entry-level, first-time or second-time move-up housing. This debt capital primarily takes the form of first-lien loans and working capital loans to finance specific projects.
      Our residential construction loans generally range in size from $25 million up to $300 million, with most between $40 million and $50 million. The first-lien loans generally have terms of 36 months to 60 months. As of June 30, 2005, we had total first-lien and working capital commitments of approximately $3.7 billion, with $2.4 billion in outstanding principal.
      We also make equity investments with certain of our customers in specially created single purpose entities to acquire residential projects and a limited amount of other types of real estate. Our practice has been to not provide the debt financing for projects in which we have made an equity investment. We make these equity investments only with customers with which we have developed strong relationships after providing other capital solutions. We also own a large equity interest in one large regional homebuilder, although we do not control the management of that entity. As of June 30, 2005, we had total equity investments of approximately $254.1 million in specific project and entity investments.

Residential Equity
      We provide mezzanine debt financing to homebuilders and residential land developers. The financing generally covers 80% to 90% of the homebuilder’s or developer’s required equity contribution for a particular project. Projects for which we provide mezzanine financing comprise both single- and multi-family housing, including conversion of properties to condominiums. The borrowers under these loans are usually single-purpose entities specifically formed to acquire and own a single project. Our mezzanine loans are generally secured by the homebuilder’s or developer’s ownership interest in the single-purpose entity.
      Each of the projects to which we provide mezzanine debt financing has a senior lender that provides a much larger acquisition, development and/or construction loan that is secured by the project itself. Some of the loans also have partial payment and/or performance guarantees from related companies or the principals of the borrower. We have also provided mezzanine financing to the operator of a series of mobile home developments. The proceeds of these mezzanine loans are used to finance a portion of the land acquisition costs, but not for costs of operating the developments. These loans are secured by the operator’s equity interest in the financed developments.
      Customers of our residential equity business are typically privately owned and are smaller than customers of our residential construction finance business, although we do provide mezzanine loans to some of the customers of our residential construction finance business. These loans generally range in size from $4 million to $6 million, and have a term no longer than three years. As of June 30, 2005, we had commitments of approximately $361.4 million of mezzanine financings with $323.1 million in principal outstanding.

Model Home Finance
      Within the model home finance business, we offer two major products — a model home lease program and a lot option program. The customers in our model home finance business are generally larger, publicly owned homebuilders that have demonstrated strong financial performance. Our model home finance customers are often customers of our residential construction finance business.
      In our model home lease program, the homebuilder builds the model home for us and we subsequently lease the model home to the homebuilder for use as a sales model. The homebuilder agrees to lease the model home at a lease rate tied to a monthly floating interest rate. The historical lease length has been approximately 18 months. We generally contract with the homebuilders to sell the model homes, for which we pay the homebuilder a market commission.
      In our lot option program, we purchase land that the homebuilder has designated and simultaneously enter into a contract with the homebuilder to develop the land into completed lots. We also enter into an option contract with the homebuilder to purchase the finished lots. We typically hold the lots for a period of 24 to 60 months. The customers for this program are the same customers to whom we offer the model home lease program.
      As of June 30, 2005, we had more than 2,900 model homes under lease with a net book value of approximately $696.8 million, and we owned approximately 8,650 residential lots through the lot option program, with a book value of approximately $369.4 million.

Resort Finance
      As part of our resort finance business, we provide revolving lines of credit secured by eligible timeshare receivables consisting of consumer timeshare notes. The term of these revolving lines of credit is typically 10 years. The timeshare and resort developers use the proceeds of these loans to provide operating funds. We have entered into custodial and servicing arrangements with third parties to manage certain aspects of the administration of these loans. For certain of these customers, we will also make loans to finance the acquisition, development and construction of the timeshare resorts themselves, which are secured by a first lien on the real estate. These loans have terms of approximately 36 to 60 months.
      Customers of our resort and timeshare financing are generally privately owned mid-size resort and timeshare developers. Although we have historically only provided financing for developments located in the United States, we may also consider projects outside the United States. Our commitments to any single customer are generally between $10 million and $250 million, with an amount outstanding of generally $10 million to $120 million. As of June 30, 2005, we had total committed working capital lines of credit of approximately $953.5 million, with $637.7 million in principal outstanding. We also had total committed facilities for the acquisition, development and construction of resort and timeshare facilities of approximately $315.8 million, with approximately $98.9 million in principal outstanding.

Health Capital
      We provide financing to healthcare-related enterprises for working capital and for acquiring other healthcare-related enterprises. Customers of our healthcare financing include physician groups, hospitals, in-home service providers, medical staffing companies, medical equipment manufacturers and distributors, in-patient/out-patient care facilities, other healthcare service providers and similar businesses. Our loans primarily take the form of working capital lines of credit secured by accounts receivable, loans based primarily on the cash flow generated by the healthcare-related enterprise or short-term loans secured by real estate.
      Customers of our accounts receivable secured lines of credit are generally not eligible for more traditional credit sources because of low equity capitalization, limited operating history, lack of profitability or small size. These lines of credit are typically between $5 million and $20 million.
      We offer cash flow loans to certain healthcare-related enterprises with better credit quality than the customers of our accounts receivable secured lines of credit. We typically require that these borrowers have financially strong equity sponsors who have contributed in cash a significant portion of the capital requirements of the enterprise. We often provide these loans in connection with the acquisition of a healthcare-related enterprise. The initial principal balance of the loans is generally between $25 million and $75 million. These loans are secured by all the assets of the enterprise, including ownership interests in all related entities, and all of the cash flow of the enterprise. These loans generally have terms of 36 to 60 months.
      The real estate loans we offer through our health capital business are generally short-term loans that serve as bridge financing while the borrower seeks financing insured by the U.S. Department of Housing and Urban Development. The HUD approval process may take up to 18 months or more from application to approval.
      As of June 30, 2005, our health capital business had total committed facilities of approximately $872.0 million with $588.6 million in principal outstanding.

International
      Outside the United States, our International Business Group conducts operations in the United Kingdom, The Netherlands, Germany, Canada and Mexico.

United Kingdom
      Our U.K. operations include residential mortgage loan origination, acquisition, sale and securitization. Although most loan applications are processed and underwritten at our facilities, a substantial proportion of applications are processed remotely using our automated underwriting technology in conjunction with traditional underwriting methods. Our U.K. business originated approximately $11.6 billion of residential mortgage loans in 2004, compared to approximately $8.0 billion in 2003 and $4.9 billion in 2002. We believe that we are the largest originator of nonprime residential mortgage loans in the United Kingdom.
      We securitize nonprime loans we originate in the United Kingdom and generally sell prime loans we originate through whole-loan sales to third-party investors. Although we retain primary mortgage servicing rights with respect to the loans we securitize in the United Kingdom, we outsource the servicing activities to a third party. We are the third largest issuer of residential mortgage-backed securities in the United Kingdom, with a volume of approximately $6.7 billion in 2004, $4.1 billion in 2003 and $1.7 billion in 2002.
      We distribute part of the securitizations sponsored by our U.K. and continental European businesses and part of the whole loans funded by those businesses through our U.K. securities broker. Our broker is regulated by the U.K. Financial Services Authority and distributes securities elsewhere in Europe under reciprocal regulatory arrangements of the European Union, and primarily underwrites mortgage-backed and mortgage-related asset-backed securities issued in securitizations that we sponsor.

Continental Europe
      Our operations in continental Europe are currently in The Netherlands and Germany. In The Netherlands, we originate residential mortgage loans through financial institutions and other intermediaries. We began our operations in The Netherlands in 2001 and originated approximately $1.7 billion in mortgage loans during 2004, $1.2 billion during 2003 and $600 million during 2002. As of June 30, 2005, we had conducted eight securitizations of mortgage loans in The Netherlands with an aggregate principal balance of approximately $4.5 billion.
      We acquired the assets of several mortgage brokerage companies in Germany in 2002. We acquired GMAC-RFC Bank GmbH, a German bank, in 2004, and began lending operations in Germany through the bank in March 2004.

Canada
      We acquired Canada’s largest non-bank owned mortgage brokerage network in April 2002. Our mortgage brokerage network brokers loans to other Canadian lenders. We received approximately $3.6 million in brokerage fees in Canada in 2002, $6.1 million in 2003 and $9.1 million in 2004. We also originated approximately $176 million of mortgage loans through our mortgage broker network in Canada in 2003 and $625 million in 2004. In July 2004, we completed the first Canadian securitization of nonprime mortgage loans, which was also the first public securitization of mortgage loans in Canada since 1998. We completed an additional securitization of mortgage loans in December 2004.

Mexico
      In 2000, we began our Mexican lending operations, which provide capital to developers to acquire and develop land and build homes, mortgage lending through the acquisition of residential mortgage loans from other mortgage lenders, and warehouse facilities to other Mexican financial intermediaries to create an origination network. As of June 30, 2005, we had approximately $433 million in outstanding loans. We also co-issued the first mortgage-backed securities in Mexico in 2003, and issued additional mortgage-backed securities both on our own and with a co-issuer in 2004.

Other
      We provide real estate brokerage and full-service relocation to consumers. We provide real estate brokerage services through approximately 1,000 franchised offices with more than 21,000 sales professionals, as well as through approximately 100 company-owned offices with more than 3,400 sales professionals in markets including New England, Chicago, the New York City metropolitan area and San Francisco. Our networks of franchised real estate brokerage offices and company-owned offices are among the ten largest in the United States.
      Our global relocation services business is one of the largest providers of global relocation services with more than 25 years of experience in the United States and more than 10 years of experience outside the United States. In 2004, we provided relocation assistance for more than 12,700 households. These services include home finding, home selling, movement of goods and expense tracking for employees of our corporate clients, which include several Fortune 100 companies.
Competition

U.S. Residential Real Estate Finance
      In recent years, the level of complexity in the mortgage lending business has increased significantly due to several factors, including:

•	Continuing evolution of the secondary mortgage market, resulting in a proliferation of mortgage products;

•	Greater regulation imposed on the industry, resulting in increased costs and the need for higher levels of specialization; and

•	Increasing interest rate volatility, compounded by homeowners’ increasing tendency to refinance their mortgages as the refinance process has become more efficient and cost-effective, resulting in large swings in the volume of mortgage loans originated from year to year. These swings in mortgage origination volume have placed significant operational and financial pressures on mortgage lenders.
      To compete effectively in this environment, mortgage lenders must have a very high level of operational, technological and managerial expertise. In addition, the residential mortgage business has become more capital-intensive and therefore access to capital at a competitive cost is critical. Primarily as a result of these factors, the industry has undergone considerable consolidation.
      Today, large, sophisticated financial institutions, primarily commercial banks operating through mortgage banking subsidiaries as well as Fannie Mae, Freddie Mac and Ginnie Mae, dominate the residential real estate finance industry. The largest 30 mortgage lenders combined had an 84% share of the residential mortgage loan origination market as of December 31, 2004, up from 61% as of December 31, 1999. Continued consolidation in the residential mortgage loan origination market may adversely impact our business in several respects, including increased pressure on pricing or a reduction in our sources of mortgage loan production if originators are purchased by our competitors. This consolidation trend has carried over to the loan servicing side of the mortgage business. The top 30 residential mortgage servicers combined had a 70% share of the total residential mortgages outstanding as of December 31, 2004, up from 58% as of December 31, 1999.
      We compete by offering a wide selection of mortgage loans through a variety of marketing channels on a national scale, striving to provide high-quality service, pricing our mortgage loans at competitive rates and providing warehouse lending facilities to other mortgage loan originators. Other industry leaders are less reliant than we are on the secondary mortgage market as an outlet for mortgage loans because they have a greater capacity to hold mortgage loans in their loan portfolio. This could place us at a competitive disadvantage if the secondary mortgage market does not provide a competitive outlet for these loans or we are unable to develop a portfolio lending capacity similar to that of our competitors.
      We face competition in our warehouse lending operations from banks and other warehouse lenders, including investment banks and other financial institutions. We compete by providing warehouse financing for a full complement of conforming and non-conforming mortgage loans, by pricing our warehouse lending facilities at competitive rates and by providing market-leading technology, efficient collateral handling and expedited service. Our broad knowledge of the residential mortgage market provides us with a high degree of insight into the credit needs of our clients, potential solutions to those needs and the risks associated with the warehouse lending market.
      The real estate brokerage industry is highly competitive, particularly in the metropolitan areas in which many of our real estate brokerage offices operate. In addition, the industry has relatively low barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as internet-based listing services. Companies compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts and the cost of brokerage commissions. We also compete by leveraging our ability to bundle real estate brokerage, mortgage financing and closing services. We compete primarily with franchisees of local and regional real estate franchisors, franchisees of other national real estate franchisors, regional independent real estate organizations, discount brokerages, websites and smaller niche companies competing in local areas.
      As a federally chartered thrift, GMAC Bank nominally competes in the retail banking sector, which includes approximately 8,000 commercial banks and approximately 1,400 savings institutions in the retail deposit market. However, in light of its role within our business, until recently GMAC Bank has not actively competed in the retail banking industry.

Business Capital
      Our primary competitors in our residential construction finance business are banks. We compete in this business primarily by establishing strategic relationships with, and providing creative and customized capital solutions for, companies involved in the development and construction of residential real estate projects. Because many of the banks that compete with us have a lower cost of funds than we do, they often are able to profitably offer conventional loans and other forms of financing at lower costs than we can.
      Our residential equity business primarily competes with other unregulated capital providers. We compete in this business by developing strategic relationships with our customers.
      Our model home finance business faces competition from high net-worth individuals residing near the development containing the model homes to be financed. These high net-worth individuals are often willing to purchase the model home with a higher cash value than we are. Our lot option business faces competition from pension and endowment funds and their advisors. We compete in this business by developing strategic relationships with homebuilders and maintaining a focus on product innovation to meet those clients’ varying and changing needs.
      The primary competitors in our resort finance business are large financial institutions including several banks. We compete in this business by targeting privately held timeshare developers in the middle market tier of the industry, and providing those customers a broad array of financing products.
      Our health capital business faces significant competition from numerous other capital providers, including several large banks. We compete in this business by developing long-term relationships and seeking to deliver creative financial solutions to our clients.

International
      Our competitors outside the United States include commercial banks, savings and loan and mutual financial institutions, multinational corporations and other financial institutions. Many of these competitors have recently entered global mortgage markets, particularly in Europe, in recognition of the opportunities presented by less mature mortgage markets. We compete by leveraging our experience and skills as a creator of innovative mortgage products and a developer of secondary mortgage markets that previously lacked liquidity. In addition, we compete by providing responsive customer service enhanced by proprietary technology.
Regulation
      Our business is highly regulated. Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business as it is now conducted. Changes in these regulatory and legal requirements, including changes in their enforcement, could materially and adversely affect our business and our financial condition, liquidity and results of operations.

U.S. Residential Real Estate Finance
      Our U.S. residential real estate finance business is subject to extensive federal, state and local laws, rules and regulations. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business. At the federal level, these laws and regulations include the:

•	Equal Credit Opportunity Act;

•	Federal Truth-In-Lending Act;

•	Home Ownership and Equity Protection Act;

•	Real Estate Settlement Procedures Act, or RESPA;

•	Fair Credit Reporting Act;

•	Fair Debt Collection Practices Act;

•	Home Mortgage Disclosure Act;

•	Fair Housing Act;

•	Telephone Consumer Protection Act;

•	Gramm-Leach-Bliley Act;

•	Fair and Accurate Credit Transactions Act;

•	CAN-SPAM Act;

•	Flood Disaster Protection Act;

•	National Flood Insurance Reform Act;

•	Homeowners Protection Act;

•	National Housing Act;

•	Federal Trade Commission Credit Practice Rules;

•	USA PATRIOT Act; and

•	Federal securities laws and regulations.
      As a Federal Housing Administration lender, we are required to submit to the Department of Housing and Urban Development, on an annual basis, audited financial statements. We are also subject to examination by the Federal Housing Commissioner to assure compliance with Federal Housing Administration regulations, policies and procedures.
      The federal, state and local laws, rules and regulations to which we are subject, among other things:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges and other fees that we may charge or pay;

•	regulate the use of credit reports and the reporting of credit information;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers;

•	mandate the collection and reporting of statistical data regarding our customers;

•	regulate our marketing techniques and practices;

•	require us to safeguard non-public information about our customers;

•	regulate our servicing practices, including the assessment, collection, foreclosure, claims handling and investment and interest payments on escrow accounts; and

•	require us to take precautions against money-laundering and doing business with suspected terrorists.
      Our failure to comply with these laws can lead to:

•	civil and criminal liability:

•	loss of licenses and approvals;

•	damage to our reputation in the industry;

•	inability to sell or securitize our loans, or otherwise raise capital;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	fines and penalties and litigation, including class action lawsuits;

•	administrative enforcement actions; and

•	claims that an allegedly non-compliant loan is rescindable or unenforceable.
      The recent trend among federal, state and local lawmakers and regulators has been toward increasing laws and regulations with regard to the residential real estate finance industry. Over the past few years, these lawmakers and regulators adopted a variety of new or expanded laws and regulations, particularly in the areas of privacy and consumer protection.

Privacy
      The Gramm-Leach-Bliley Act imposes additional obligations on us to safeguard the information we maintain on our customers and permits customers to “opt-out” of information sharing with third parties. Regulations have been enacted by several agencies that may increase our obligations to safeguard information. In addition, several federal agencies are considering regulations that require more stringent “opt-out” notices or even require “opt-in” notices. Also, several states have enacted even more stringent privacy legislation. For example, California has passed legislation known as the California Financial Information Privacy Act and the California On-Line Privacy Protection Act. Both pieces of legislation became effective July 2004, and impose additional notification obligations on us that are not preempted by existing federal law. If a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could increase substantially.

Fair Credit Reporting Act
      The Fair Credit Reporting Act provides a national legal standard for lenders to share information with affiliates and certain third parties and to provide pre-approved offers of credit to consumers. In late 2003, the Fair and Accurate Credit Transactions Act was enacted, making this preemption of conflicting state and local laws permanent. The Fair Credit Reporting Act was also amended to place further restrictions on the use of information sharing between affiliates, to provide new disclosures to consumers when risk based pricing is used in the credit decision, and to help protect consumers from identity theft. All of these new provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.
      In July 2004, the U.S. District Court for the Eastern District of California ruled that the Fair and Accurate Credit Transactions Act and the Fair Credit Reporting Act do not preempt the affiliate sharing provisions in the California Financial Information Privacy Act. In California, affiliate sharing is currently more restricted than in other states, which increases our compliance costs and reduces the effectiveness of our marketing programs.

Home Mortgage Disclosure Act
      In 2002, the Federal Reserve Board adopted changes to Regulation C promulgated under the Home Mortgage Disclosure Act. Among other things, the new regulations require lenders to report the rate spread between the annual percentage rate on a loan and the yield on U.S. Treasury securities with comparable maturities if the spread equals or exceeds 3% for first lien loans and 5% for subordinate lien loans. This requirement applies to loans we originate, but not to loans we purchase. The expanded reporting took effect in 2004 for reports filed in 2005. Many of our mortgage loans will be subject to the expanded reporting requirements.
      The expanded reporting does not provide for additional loan information, such as credit risk, debt-to-income ratio, loan-to-value ratio, documentation level or other salient loan features. As a result, we are concerned, as are many other residential mortgage participants, that this reporting obligation may lead to increased litigation, especially with respect to equal credit and fair lending, as this information could be misinterpreted by third parties.

Predatory Lending Legislation
      The Home Ownership and Equity Protection Act of 1994, or HOEPA, identifies a category of high-cost mortgage loans and subjects them to more stringent restrictions and disclosure requirements. In addition, if a loan is covered by HOEPA, an assignee can be held liable if the loan violates any federal or state law. The law generally covers loans with either (1) total points and fees upon origination in excess of the greater of 8% of the loan amount or $499 (adjusted annually), or (2) an annual percentage rate of more than 8% above the yield on Treasury securities of comparable maturity for first-lien loans or 10% above the yield on Treasury securities of comparable maturity for junior-lien mortgage loans. Less than 0.1% of the mortgage loans we originated or acquired through our correspondent lenders were covered by HOEPA in 2004, and we expect to originate or acquire even fewer mortgage loans covered by HOEPA in 2005. We occasionally purchase mortgage loans covered by the law from other entities in the secondary market.
      Several other state and local laws and regulations have been adopted or are under consideration that are intended to eliminate so-called “predatory” lending practices. Some of these laws impose liability on assignees of mortgage loans such as loan buyers and securitization trusts. Such provisions generally deter loan buyers from purchasing loans covered by the laws and have interrupted the secondary market for loans that are subject to such laws. In addition, these provisions impose additional regulatory and compliance costs on us. In particular, these new laws have required us to devote significant resources to loan-by-loan analysis of points, fees, and other factors set forth in the laws, which often differ depending on the state, and in some cases the city or county, in which the mortgaged property is located.
      Except for the limited number of mortgage loans covered by HOEPA noted above, we do not originate or purchase loans from correspondent lenders that are deemed high cost under these laws or that impose assignee or similar liability, and we have quality control procedures to test our purchased loans for compliance with this policy. Some of our mortgage loan purchases made in the secondary market may occasionally contain a small number of these loans. There can be no assurance that other, similar laws, rules or regulations will not be adopted in the future. Adoption of such laws and regulations could have a material adverse effect on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules. Adoption of these laws could also have a material adverse effect on our loan production volume and overall business, especially if our lenders and secondary market buyers elect not to finance or purchase loans covered by the new laws.

Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003
      The CAN-SPAM Act of 2003 applies to businesses such as ours that use electronic mail for advertising and solicitation. This law establishes, among other things, a national uniform standard that gives consumers the right to stop unwanted emails. New requirements are imposed for the header caption in email, as well as return email addresses, and consumers are granted the right to “opt out” from receiving further emails from the sender. These new provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.

The Alternative Mortgage Transactions Parity Act of 1982
      This law was enacted to enable state-chartered housing creditors to make, purchase and enforce alternative mortgage transactions (e.g., loans that are not fixed-rate or fully amortizing) despite a variety of state law restrictions so long as the creditor complied with the same regulatory guidelines as federally chartered lenders. The Office of Thrift Supervision amended its regulations, effective July 2003, to require non-depository lenders (including our operations other than GMAC Bank) to comply with state law restrictions on prepayment penalties and late charges on alternative mortgages. Approximately 40 states have laws prohibiting or restricting prepayment penalties. Because our federally chartered competitors continue to have the flexibility to offer products with the features addressed by the Alternative Mortgage Transactions Parity Act, we may be at a competitive disadvantage and our loan origination volume may be reduced.

Telephone Consumer Protection Act and Telemarketing Consumer Fraud and Abuse Prevention Act
      These laws are designed to restrict unsolicited advertising using the telephone and facsimile machine. The Federal Communications Commission and the Federal Trade Commission have responsibility for regulating various aspects of these laws, such as regulating unwanted telephone solicitations and the use of automated telephone dialing systems, prerecorded or artificial voice messages and telephone facsimile machines. In 2003, both agencies adopted “do-not-call” registry requirements which, in part, mandate that companies such as us maintain and regularly update lists of consumers who have chosen not to be called. These requirements also mandate that we do not call consumers who have chosen to be on a state or national do-not-call list. During this same time, over 25 states have also adopted similar laws, with which we must also comply. As with other regulatory requirements, these provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.

USA PATRIOT Act
      The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the USA PATRIOT Act, was enacted following the events of September 11, 2001. The USA PATRIOT Act contains numerous provisions designed to prevent, detect and prosecute terrorism, to fight international money laundering and to block terrorist access to the U.S. financial system. The USA PATRIOT Act covers a broad range of financial activities and institutions. It requires that these institutions, including us, conduct due diligence and recordkeeping practices with respect to borrowers, including verifying an applicant’s identifying information such as name, address, phone number and social security number and ascertaining that the applicant is not named on any terrorist list.
      The U.S. Department of Treasury has implemented the USA PATRIOT Act for application to financial institutions, including us, and (in consultation with the Office of Thrift Supervision and the other federal banking regulators) banking institutions, including GMAC Bank. We have established policies and procedures to ensure compliance with the USA PATRIOT Act’s provisions, and the USA PATRIOT Act has not had a material impact on our operations.

Non-Federally Chartered Entities
      Federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage lending in multiple states on a substantially uniform basis and without the need to comply with most state licensing and other laws (including new state “predatory lending” laws described above) affecting mortgage lenders. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions as well. Moreover, at least one national rating agency has announced that, in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federally chartered institutions when they issue securities backed by mortgage loans that may be subject to a state high-cost loan law. We generally do not benefit from these federal preemptions because we conduct most of our mortgage finance business outside of our subsidiary GMAC Bank. Accordingly, we are subject to state legal requirements and risks under state laws to which our federally regulated competitors are not. This disparity may have the effect of giving these entities legal and competitive advantages.

GMAC Bank
      GMAC Bank, a federal savings bank, is regulated by the Office of Thrift Supervision, or OTS, which is the primary federal regulator of savings associations such as GMAC Bank under the savings and loan holding company provisions of the Home Owners’ Loan Act, and the FDIC, in its role as a federal deposit insurer. By reason of our ownership of GMAC Bank, we are considered, for regulatory purposes, a savings and loan holding company and subject to regulation, supervision and examination by the OTS. Both we and GMAC Bank are required to file periodic reports with the OTS concerning our activities and financial condition.
      The OTS has substantial enforcement authority with respect to savings and loan holding companies and savings associations, including authority to bring enforcement actions against a savings association and any of its directors, officers, employees, controlling stockholders, agents and other persons who participate in the conduct of the affairs of the institution. In addition, GMAC Bank is subject to regulations of the Federal Reserve Board relating to, among other things, affiliate transactions, equal credit opportunity, electronic fund transfers, collection of checks, truth in lending, truth in savings and availability of funds for deposit customers.

Savings and Loan Holding Company Regulations and Affiliate Transactions
      As a savings and loan holding company, our financial relationships with our affiliates are subject to examination by the OTS. In addition, we are subject to certain restrictions with respect to our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any savings association or savings and loan holding company that is not our subsidiary. OTS approval must also be obtained prior to any person or entity acquiring control of us or GMAC Bank.
      Section 23A of the Federal Reserve Act limits GMAC Bank’s ability to enter into transactions with affiliates, including any entity that directly or indirectly controls or is under common control with GMAC Bank. Specifically, Section 23A prohibits GMAC Bank from purchasing low-quality assets from its affiliates or engaging in specified transactions with any one affiliate that exceed 10% of the bank’s capital stock and surplus or with all of its affiliates that, in the aggregate, exceed 20% of the bank’s capital stock and surplus. Section 23A also requires that all transactions with affiliates be on terms and conditions that are consistent with safe and sound banking practices. Section 23B of the Federal Reserve Act primarily requires GMAC Bank’s transactions with its affiliates to be conducted on market terms.
      Regulation W, formerly known as Regulation 250.250, provides a limited exemption from most requirements of Section 23A for a bank’s purchase of loans from an affiliate. This exemption applies if the bank independently evaluates a borrower’s creditworthiness before the affiliate originates the loan or issues a commitment, the bank commits to buy the loan before the affiliate originates the loan or issues the commitment, the bank does not make a blanket advance commitment to buy loans from the affiliate and the aggregate dollar amount of loans purchased by the bank from the affiliate within a twelve-month period does not exceed 50% of the dollar amount of the affiliates’ loan production during that period. In addition, GMAC Bank has committed to the OTS that such purchases from affiliates will not account for more than 50% of GMAC Bank’s balance sheet.

Qualified Thrift Lender Test and Regulatory Capital Requirements
      GMAC Bank is required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on its operations. A savings association satisfies the QTL test if (1) at least 65% of a specified asset base of the savings association consists of loans to small businesses, credit card loans, educational loans or certain assets related to U.S. residential real estate, including residential mortgage loans and mortgage securities; or (2) at least 60% of the savings association’s total assets consist of cash, U.S. government or governmental agency debt or equity securities, fixed assets, or loans secured by deposits, real property used for residential, educational, church, welfare or health purposes, or real property in certain urban renewal areas. GMAC Bank is currently, and expects to remain, in compliance with QTL standards.
      GMAC Bank complies with OTS capital regulations, which require savings associations to satisfy three minimum capital ratio requirements: tangible capital, Tier 1 core (leverage) capital and risk-based capital. GMAC Bank also currently meets, and expects to continue to meet, all of the requirements of a “well-capitalized institution.” The OTS regulations establish five categories of capital classification for this purpose, ranging from “well-capitalized” or “adequately capitalized” through “undercapitalized,”

“significantly undercapitalized” and “critically undercapitalized.” These classifications are used for regulatory purposes only, and are not to be viewed as necessarily indicative of the financial condition of GMAC Bank.
      OTS regulations contain prompt corrective action provisions that require certain mandatory remedial actions and authorize the OTS to take certain other discretionary actions against a savings association that falls within specified categories of capital deficiency. In general, the prompt corrective action regulations prohibit an OTS-regulated institution from declaring any dividends, making any other capital distributions or paying a management fee to a controlling person, such as its parent holding company, if, following the distribution or payment, the institution would be within any of the three undercapitalized categories.

Capital Distribution Regulations
      OTS regulations limit “capital distributions” by savings associations, which include, among other things, dividends and payments for stock repurchases. A savings association that is a subsidiary of a savings and loan holding company must either notify the OTS of a capital distribution at least 30 days prior to the proposed declaration of dividend or the approval by the association’s board of directors of the proposed capital distribution. The 30-day period provides the OTS an opportunity to object to the proposed distribution if it believes that the distribution would not be advisable. In the event of such an objection our resources available to support payments on the notes would be reduced.

Insurance of Deposit Accounts
      Deposits of GMAC Bank are presently insured by the Savings Association Insurance Fund, which is administered by the FDIC, up to $100,000 per depositor. Insurance of deposits may be terminated by the FDIC upon a finding that the savings association has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The FDIC also has the statutory authority to levy assessment payments based on our deposits. Imposition of any of these sanctions would impair, and could severely impair, our ability to do business through GMAC Bank.

Community Reinvestment Act and the Fair Lending Laws
      Savings associations are examined under the Community Reinvestment Act and related regulations of the OTS on the extent of their efforts to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act, together known as the “Fair Lending Laws,” prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes, such as race, ethnicity, religion or gender. A failure by GMAC Bank to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in adverse action on certain corporate applications, and regulatory restrictions on its activities, and failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, other federal regulatory agencies and the Department of Justice. GMAC Bank received an overall “outstanding” rating during its most recent Community Reinvestment Act evaluation.

Privacy Protection
      The OTS has adopted privacy protection regulations which require each savings association to adopt procedures to protect consumers’ “nonpublic personal information.” It is GMAC Bank’s policy not to share customers’ information with any unaffiliated third party except as expressly permitted by law, or to allow third party companies to provide marketing services on our behalf, or under joint marketing agreements between us and other unaffiliated financial institutions. In addition to federal laws and regulations, GMAC Bank is required to comply with any privacy requirements prescribed by California and other states in which it does business that afford consumers with protections greater than those provided under federal law.

Broker-Dealers
      Our U.S. broker-dealer operations are subject to federal and state securities laws as well as the rules of both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. State and federal securities law requirements include the maintenance of required levels of net capital, the monthly and annual reporting of operating and financial data to regulators, the approval and documentation of trading activity, the retention of records and the governance of the manner in which business may be conducted with customers. Our U.S. broker-dealer conducts business only with institutional investors and does not maintain or carry customer funds or securities. Sanctions for violations of applicable regulations include monetary penalties for our broker-dealer and its managers and possible revocation of authority to transact securities business. Imposition of any of these sanctions could impair our ability to distribute mortgage-backed and mortgage-related asset-backed securities in the United States and promote a secondary market in such securities.

Business Capital
      Our business capital lending activities are subject to some of the same regulations that our U.S. real estate finance business is subject to, including the Gramm-Leach-Bliley Act and other laws and regulations relating to the privacy of consumer information. Our business capital lending activities are also subject to various laws and judicial and administrative decisions imposing requirements and restrictions regarding our credit granting activities, including our ability to obtain and enforce our security interests. In addition, the projects and entities to which we lend or in which we invest are subject to their own regulatory requirements that, if not adhered to by our customers, could adversely affect our business.

International

United Kingdom
      Until October 2004, the residential mortgage business in the United Kingdom was self-regulated under the Mortgage Code sponsored by the Council of Mortgage Lenders, or the CML. Membership in the CML and compliance with the Mortgage Code were voluntary. The Mortgage Code set out a number of recommended minimum standards of good mortgage practice.
      On October 2004, regulations became effective with regard to the residential mortgage finance industry in the United Kingdom. The Financial Services Authority, or the FSA, is the regulator under this new regime. With regard to any regulated mortgage contract (which includes almost all first-lien residential mortgage loans), the following activities have become regulated:

•	lending or acting as a lender;

•	administering or servicing regulated mortgage loans;

•	arranging mortgage credit; and

•	advising on any regulated mortgage contract.
Each entity conducting a regulated activity is required to hold authorization and permission from the FSA. If these requirements are not fulfilled, the regulated mortgage contract is not enforceable against the borrower except with the approval of a court. In addition, civil and criminal penalties may be imposed.
      The FSA has established certain business rules in respect of regulated mortgage activities as part of its handbook of rules and guidance entitled Mortgages: Conduct of Business Sourcebook, or the MCOB. These rules cover, among other things, pre-contract, start of contract and post-sale disclosures, rules on contract changes, charges, arrears and repossessions and certain pre-origination matters, such as financial promotions and distance marketing, advice on suitability of mortgage loan contracts and draft pre-application illustrations. Special rules govern the offering of lifetime mortgage loans and the calculation and disclosure of interest rates. MCOB became effective in October 2004.

      Mortgage lenders in the United Kingdom are required to carry on responsible lending, with all underwriting decisions subject to an assessment of the borrowers’ ability to repay. Lenders are required to verify the accuracy of borrower information. Mortgage lenders are also required to adopt and implement a written policy on responsible lending and to properly train and supervise all underwriting personnel.
      Guidelines governing “non-status” (nonprime) lending in the United Kingdom were issued by the Office of Fair Trading in 1997. These guidelines regulate lender activities including advertising and marketing, loan documentation and contract terms, the relationship between lenders and brokers, selling methods, underwriting, interest rates and early redemption payments. The guidelines require lenders to ensure that brokers and other intermediaries comply with the guidelines and all relevant statutory requirements, whether or not the lender has any control or influence over the broker, in order to maintain its consumer credit license.
      Our U.K. business is also subject to data protection, consumer protection, anti-money laundering and other laws and regulations relevant to our business, and our U.K. broker-dealer is regulated by the FSA. Our failure to comply with these laws and regulations may result in fines as well as the revocation of personal or corporate licenses to conduct business, damages and compensation claims and other civil and criminal liability. Depending on the violation, the resulting sanction could impair our ability to originate, service or distribute mortgage loans and related securities.

Germany
      Our German lending business is regulated by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BAFin) and has a reporting obligation to the German Central Bank (Bundesbank). As a component of operational risk management, our business is required to comply with and monitor a full complement of bank regulatory guidelines to meet BAFin’s requirements. Among some of the significant commitments are:

•	Our German banking operation is required to have a minimum leverage capital ratio equal to 12% of risk-adjusted assets; and

•	The directors of our German banking operation must demonstrate compliance with specific independence requirements and adequate control over the bank’s business, processes and risks.
      Under the European Union Banking Directives, BAFin is entitled to extend its supervisory activities to other subsidiaries of ours that have a significant relationship with our German banking operation, although it has not done so.
      Our German businesses are also subject to data protection, consumer protection, anti-money laundering and other laws and regulations relevant to our business.

The Netherlands
      Our business in The Netherlands is subject to laws established on a national level as well as other regulations and internal codes of conduct. The most important laws applicable to this business include the Act on the Protection of Personal Data and the Financial Services Identification Act. These laws, among other things, impose licensing obligations and financial requirements on us, limit the interest rates, finance charges and other fees we may charge, prohibit discrimination, impose underwriting requirements and mandate disclosure to consumers. Our failure to comply with these laws could result in civil and criminal liability, loss of approved status, demands for indemnification or loan repurchases from buyers of our loans, lawsuits and administrative enforcement actions.
      A bill is currently pending before The Netherlands Parliament whereby financial service providers, including originators and brokers of financial products such as mortgage loans, would be subject to licensing requirements and continuous conduct supervision by The Netherlands Authority for the Financial Markets, or AFM. It is expected that the bill will come into force as the Act on the Provision of Financial Services (Wet financiele dienstverlening) in late 2005. If the bill is enacted in its current form, we will be required to apply to the AFM for a license to act as an originator of mortgage loans. The AFM should grant us a license if it is satisfied that we have reliable management, the necessary expertise, a reliable administrative organization, an adequate system of internal controls and financial security, such as professional liability insurance, for the services we provide.

Canada
      Our Canadian business is regulated by the federal, provincial and territorial governments that impose requirements and restrictions on our business. These laws and regulations address three principal topics: privacy protections for personal information, lender regulation and consumer protection.
      Canadian laws relating to privacy protection include the Personal Information Protection and Electronic Document Act, which applies to all of our Canadian operations, and the Act Respecting Protection of Personal Information in the Private Sector, which applies to our Canadian operations in Quebec. Laws relating to lender regulation and consumer protection include the federal criminal code, the Compensation Act, and various mortgage broker, consumer protection and consumer reporting/credit reporting laws in various provinces. These laws, among other things, impose licensing obligations and financial requirements on our Canadian operations, limit the interest rates we may charge, provide “cooling-off” periods prior to the termination of which consumers are not legally bound to credit transactions, mandate certain disclosures and restrict anti-competitive behavior. Our failure to comply with these laws could result in civil and criminal liability, loss of licenses, lawsuits and administrative enforcement actions.

Mexico
      Our Mexican business is regulated by, and reports to, the following governmental agencies: Secretaría de Hacienda y Crédito Público, Comisión Nacional Bancaria y de Valores, Banco de México and Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros. The supervisory activities of these commissions in respect of our Mexican business include inspection and accounting regulation, determining minimum capital requirements, regulating our dealings with customers, approval of directors and audits of development and control systems. The commissions may make recommendations, provide warnings and suspensions and order the suspension of all activities of our Mexican business.

Our Responsible Lending Policies and Procedures
      We are committed to originating and acquiring mortgage loans in the United States and in other countries in which we operate that comply with all applicable laws and are designed to meet the credit profiles of our borrowers. We believe that our policies and procedures reflect our commitment to responsible lending.
      We do not originate or purchase from correspondent lenders mortgage loans that do not meet our responsible lending standards. We conduct both pre-funding and post-funding audits to ensure compliance with these standards, and we have developed technology to help ensure legal compliance. Our loan production in the United States is also audited by numerous regulatory agencies and compliance firms engaged by investors in our mortgage loans.
      Our commitment to responsible lending also extends to our servicing activities. For example, we offer third-party credit counseling at our expense to delinquent borrowers in many locations in the United States and seek to resolve delinquencies through numerous foreclosure alternatives. We have also been an industry leader in the United States in creating partnerships among governmental agencies, community groups and mortgage industry participants to reduce foreclosures and thus promote home ownership preservation. In 2003, we created and funded the Homeownership Preservation Foundation as an independent charitable foundation that works to facilitate communication among at-risk homeowners, lenders, servicers, non-profit organizations and public resources, and provides counseling services to the homeowner if the homeowner’s lender or servicer is unwilling to do so. The Homeownership Preservation Foundation has helped thousands of homeowners, and we hope it will continue to grow and become an industry-funded initiative.

      We intend to continue to review, revise and improve our practices to enhance our responsible lending efforts.
Properties
      Our primary executive and administrative offices are located in Minneapolis, Minnesota. The primary executive and administrative offices of GMAC Residential Holding are in Horsham, Pennsylvania, and the primary executive and administrative offices of RFC Holding are in Minneapolis, Minnesota. In Horsham, we lease approximately 320,000 square feet of office space under leases that expire between April 2006 and April 2009. In Minneapolis, we lease approximately 460,000 square feet of office space under leases that expire between July 2006 and December 2013.
      GMAC Residential Holding leases approximately 67,000 square feet of office space for warehouse lending, direct lending and loan processing in Cherry Hill, New Jersey pursuant to a lease that expires in September 2009; approximately 34,000 square feet of office space for data processing in Dallas, Texas pursuant to a lease that expires in April 2011; and approximately 170,000 square feet of office space used by our ditech.com® operations in Costa Mesa, California pursuant to a lease that expires in April 2008. GMAC Residential Holding also owns a facility in Waterloo, Iowa comprising approximately 155,000 square feet that is used in its servicing business.
      RFC Holding leases approximately 90,000 square feet of office space for its operations in San Diego, California pursuant to a lease that expires in March 2008; approximately 172,000 square feet of office space for loan servicing in Dallas, Texas pursuant to a lease that expires in March 2015; approximately 54,000 square feet of office space in Bethesda, Maryland pursuant to a lease that expires in April 2008; and approximately 44,000 square feet of office space for master servicing in Burbank, California pursuant to a lease that expires in January 2008. RFC Holding owns a data center with approximately 32,000 square feet in Eden Prairie, Minnesota. RFC Holding also leases approximately 63,000 square feet of office space in Bracknell, United Kingdom for our U.K. operations pursuant to a lease that expires in June 2018 and additional office space in Bracknell pursuant to a lease that expires in 2014.
      In addition to the properties described above, we lease space for our branch offices throughout the United States and for our operations in Canada, Germany, Mexico and The Netherlands. We believe that our facilities are adequate for us to conduct our present business activities.
Employees
      As of June 30, 2005, we had approximately 13,600 employees. We do not have any employees who are members of labor unions or subject to collective bargaining arrangements. We believe that our employee relations are good.
Legal Proceedings
      We are subject to potential liability under various legal actions that are pending or may be asserted against us. In addition to the legal proceedings described below, we are a party to various legal proceedings arising in the ordinary course of our business, some of which purport to be class actions. A final outcome in any of these legal proceedings, if unfavorable, could have a material adverse effect on our business, results of operations or financial condition.
      Kessler. This putative class action was consolidated for settlement purposes with five other cases, all alleging that the plaintiffs obtained second-lien mortgage loans from either Community Bank of Northern Virginia or Guaranty National Bank of Tallahassee and that they were charged interest rates and fees violating the Pennsylvania Secondary Mortgage Loan Act. Plaintiffs additionally claim that the banks were not the actual lenders on the loans, but rather that the banks “rented” their banking charters to affiliates for the purpose of facilitating the assessment of “illegal” fees and that the affiliates either split the fees or kicked back the fees in violation of RESPA. Plaintiffs sought to hold our subsidiary liable primarily on the basis that the subsidiary was an assignee of the mortgage loans. In December 2003, the U.S. District

Court for the Western District of Pennsylvania gave its final approval to a proposed $41.1 million settlement for all six cases, inclusive of attorney’s fees. The settlement represents payment to approximately 44,000 borrowers nationwide. A group of seven plaintiffs’ class action counsel appealed the settlement on various grounds. On August 11, 2005, the U.S. Court of Appeals for the Third Circuit vacated the district court’s approval of the settlement and remanded the matter to the district court for further proceedings.
      Golden. This putative class action was filed against our subsidiary in the Superior Court of California in San Diego County, California in December 2004. Plaintiffs allege misleading and wrongful conduct by our subsidiary in connection with its servicing of residential mortgage loans. This complaint reflects numerous similar actions filed against other industry participants. Specifically, plaintiffs allege that our subsidiary imposed unwarranted and improper fees, intentionally or recklessly failed to credit payments in a timely fashion, misapplied payments in order to improperly benefit itself, referred accounts prematurely to collections and foreclosure, wrongfully force placed insurance, and failed to provide borrowers with timely or clear information about the timing and amount of payments owed. Plaintiffs seek to certify a nationwide class consisting of all borrowers serviced by our subsidiary from December 2000 to present, demanding declaratory and injunctive relief and damages. Our subsidiary has filed an answer to the complaint denying the allegations and intends to vigorously defend these claims. We remain confident in our subsidiary’s servicing procedures.
      Illinois Interest Act Cases. In March 2004, an Illinois Court of Appeals determined, in a decision captioned U.S. Bank v. Clark, that the Illinois Interest Act, which, among other things, caps fees at 3% for loans with an interest rate in excess of 8%, is not preempted by federal law. As a result of this ruling, several borrowers filed actions against us and other lenders seeking various forms of relief.
      The Illinois Court of Appeals’ holdings contradicted the views of the U.S. Court of Appeals for the Seventh Circuit and several state courts, as well as prior statements by Illinois banking officials and the Illinois Attorney General. On September 22, 2005, the Illinois Supreme Court unanimously reversed the lower court’s decision in the Clark case. The Illinois Supreme Court agreed with the U.S. Court of Appeals’ holding that the Illinois Interest Act provision in question was impliedly repealed. The Illinois Supreme Court also held that section 501 of the federal Depository Institutions Deregulation and Monetary Control Act preempted the borrowers’ claims.
      The decision of the Illinois Supreme Court in the Clark case negates the Illinois Interest Act claims that have been asserted against us in class actions. However, this decision remains subject to a possible request for rehearing by the Illinois Supreme Court or appeal to the U.S. Supreme Court.
      Except as described above, neither we nor any of our subsidiaries is currently a party to any litigation or arbitration proceeding involving claims or amounts that are material in the context of the issuance of the notes, nor, to our knowledge, is any such litigation or arbitration proceeding threatened.

MANAGEMENT
Our Directors and Executive Officers
      The following table sets forth information as to persons who serve as our directors or executive officers, including their age as of September 1, 2005. Each of our directors who currently hold positions with GM, GMAC and their respective subsidiaries are expected to retain those positions after their election as directors of our company.

Name	Age	Position

Eric A. Feldstein	46	Chairman
David M. Applegate	44	Co-Chief Executive Officer and Director
Bruce J. Paradis	56	Co-Chief Executive Officer and Director
Davee L. Olson	45	Chief Financial Officer and Director
Louise M. Herrle	48	Treasurer
Kenneth P. Spindel	48	Co-Chief Risk Officer
Thomas P. Stenger	47	Co-Chief Risk Officer
James N. Young	46	Chief Accounting Officer and Controller
Sanjiv Khattri	40	Director
David C. Walker	44	Director
Linda K. Zukauckas	43	Director
Thomas Jacob	67	Director(1)
Thomas C. Melzer	60	Director(1)

(1)	Independent director for purposes of our operating agreement with GMAC. See “Related Party Transactions — Transactions in Connection with Our Recapitalization — Operating Agreement.”
      Eric A. Feldstein has served as Chairman of our company since August 2004. Mr. Feldstein has served as a group vice president of GM and as chairman of GMAC since December 2002, and as chairman of our parent company, GMAC Mortgage Group, since November 2002. Previously, Mr. Feldstein served as vice president and treasurer of GM from 1997 until November 2002. Prior to becoming treasurer of GM, Mr. Feldstein served as executive vice president and chief financial officer of GMAC. Mr. Feldstein has been with GM and GMAC since 1981.
      David M. Applegate has been our Co-Chief Executive Officer and a director of our company since August 2004. Mr. Applegate has been president and chief executive officer of our subsidiary GMAC Residential Holding since January 2001. Mr. Applegate also serves as chairman of our subsidiary GMAC Bank. From 1995 until January 2001, Mr. Applegate served our subsidiary GMAC Mortgage Corporation, first as senior vice president of capital markets, then as chief financial officer and, beginning in 1999, as chief operating officer. Mr. Applegate has more than 20 years of experience in the mortgage banking industry, and has served as a director of the Federal Home Loan Bank of Pittsburgh since December 2004.
      Bruce J. Paradis has been our Co-Chief Executive Officer and a director of our company since August 2004. Mr. Paradis has been president and chief executive officer of our subsidiary Residential Funding Corporation since 1994. Mr. Paradis joined Residential Funding Corporation in 1983, and served in several executive positions prior to becoming president and chief executive officer of Residential Funding Corporation. Prior to joining Residential Funding Corporation, Mr. Paradis also held various positions with Mortgage Guaranty Insurance Corporation and First Federal Savings & Loan.
      Davee L. Olson has been our Chief Financial Officer and a director of our company since August 2004. Mr. Olson served our subsidiary Residential Funding Corporation as chief financial officer from 1991 until January 2005, senior vice president-finance from 1990 until 1991 and vice president-finance from 1987 until 1990. Prior to joining Residential Funding Corporation, Mr. Olson served as an audit supervisor at Deloitte & Touche LLP.
      Louise M. Herrle has been Treasurer of our company since September 2004. Prior to joining our company, Ms. Herrle served as vice president and treasurer of Freddie Mac from August 2000 until

September 2004 and as head of Freddie Mac’s global debt funding from November 2003 until September 2004. Prior to becoming vice president and treasurer of Freddie Mac, Ms. Herrle served as its director of liability management from 1999 until August 2000. Prior to joining Freddie Mac, Ms. Herrle served as senior vice president and treasurer of the Federal Home Loan Bank of Pittsburgh from 1996 until 1999 and as its vice president and manager, financial analysis from 1993 until 1996.
      Kenneth P. Spindel has been Co-Chief Risk Officer of our company since January 2005. Mr. Spindel has also served as enterprise risk officer of our subsidiary Residential Funding Corporation since January 2005 and served as market risk officer of Residential Funding Corporation from January 2004 until his appointment as enterprise risk officer. Prior to joining Residential Funding Corporation, Mr. Spindel served Bear, Stearns and Co., Inc. as fixed income finance risk manager from 1998 until January 2004 and as a senior managing director from 1986 until January 2004.
      Thomas P. Stenger has been Co-Chief Risk Officer of our company since January 2005. Mr. Stenger has also served as senior vice president and chief risk officer of our subsidiary GMAC Residential Holding since August 2001, and served as treasurer of GMAC Residential Holding from June 2001 through August 2004. Prior to joining GMAC Residential Holding, Mr. Stenger served as a senior risk manager of FleetBoston Financial from 1999 until June 2001 and as a managing director of BankBoston from 1997 until 1999. Mr. Stenger also served Chase Manhattan Mortgage Corporation from 1993 through 1997, first as a vice president and then as a senior vice president of portfolio management. Mr. Stenger has more than 23 years of experience in the banking and finance industry.
      James N. Young has been Chief Accounting Officer and Controller of our company since March 2005. Prior to joining ResCap, Mr. Young served as an audit partner in the financial services practice of KPMG LLP since 1993. In that capacity, Mr. Young served major publicly-held financial services companies and served as the practice leader of KPMG’s Chicago office banking and finance practice. Mr. Young served KPMG for more than 23 years, beginning his career in 1981.
      Sanjiv Khattri has been a director of our company since August 2004. Mr. Khattri has served as executive vice president, chief financial officer and on the board of directors of GMAC since March 2004. Mr. Khattri has also served as a member of the board of directors of our parent company, GMAC Mortgage Group, since March 2004. Mr. Khattri served as an assistant treasurer of GM from January 2001 until March 2004 and as comptroller of sales, marketing and consumer care of GM’s Vauxhall subsidiary in the United Kingdom from March 2000 until January 2001. Mr. Khattri has been with GM and GMAC since 1989.
      David C. Walker has been a director of our company since August 2004. Mr. Walker has served as group vice president of GMAC since March 2004. Mr. Walker has also served as managing director, chief financial officer and a member of the board of directors of GMAC Mortgage Group since January 2000. Mr. Walker also served as director of U.S. funding and securitization at GMAC from September 1998 until December 1999. Mr. Walker has been with GMAC since 1985.
      Linda K. Zukauckas has been a director of our company since April 2005. Ms. Zukauckas has served GMAC as vice president and corporate controller since September 2004 and as chief accounting officer since May 2002. Prior to becoming chief accounting officer of GMAC, Ms. Zukauckas served as head of audit for GMAC from January 2000 until May 2002. Prior to joining GMAC, Ms. Zukauckas served Deutsche Bank from 1997 until January 2000, most recently as chief auditor for the global investment bank, and Price Waterhouse LLP (now PricewaterhouseCoopers LLP) from 1984 until 1997, most recently as senior manager.
      Thomas Jacob has been a director of our company since May 2005. Mr. Jacob served as chairman of Chase Manhattan Mortgage Corporation (and its predecessor Chemical Residential Mortgage Corporation) from 1992 until 2003, and as chief executive officer from 1992 until 2001. Prior to becoming chairman and chief executive officer of Chemical Residential Mortgage Corporation, Mr. Jacob held various other positions with Chemical Bank, including as head of its credit card operations.

      Thomas C. Melzer has been a director of our company since May 2005. Mr. Melzer is the co-founder and has served as managing director of RiverVest Venture Partners, a venture capital firm focused on investments in medical device and biopharmaceutical companies. Prior to founding RiverVest Venture Partners, Mr. Melzer served as president and chief executive officer of the Federal Reserve Bank of St. Louis from 1985 until 1998 and, in that capacity, served on the Federal Open Market Committee during that time. Prior to joining the Federal Reserve Bank, Mr. Melzer spent 16 years in the corporate finance, real estate and securities businesses of Morgan Stanley & Co., including service as a managing director and as head of its U.S. government securities department.
Director Compensation
      Directors of our company who are also full-time employees of our company or GMAC do not receive any additional compensation for their services as directors. Each of our non-employee directors receives an annual cash retainer in the amount of $110,000 and a prepaid two-year lease on a GM vehicle of his or her choice. In 2005, we incurred approximately $16,100 in connection with a prepaid vehicle lease for Mr. Jacob and approximately $18,700 in connection with a prepaid vehicle lease for Mr. Melzer. The non-employee director who serves as chairman of our audit committee, who is currently Thomas Jacob, receives an additional annual cash retainer in the amount of $20,000. We also reimburse each of our directors for their expenses in connection with attending meetings of our board of directors and committees thereof.
Executive Compensation
      The following table sets forth compensation information for our Co-Chief Executive Officers and four of our other executive officers who, based on the salary and bonus compensation received from our subsidiaries, were our most highly compensated executive officers in 2004. We refer to these executive officers as the named executive officers.
SUMMARY COMPENSATION TABLE

						Long-Term
		Annual Compensation(1)				Compensation

				Other Annual		LTIP
Name and Principal Position	Year	Salary	Bonus	Compensation		Payouts(2)

Bruce J. Paradis	2004	$325,000	$2,000,000	$29,380	(3)	2,031,200
Co-Chief Executive Officer
David Applegate	2004	300,000	1,800,000	26,685	(3)	1,054,500
Co-Chief Executive Officer
Gregory B. Schultz	2004	300,000	2,500,000	10,800	(3)	1,438,800
Managing Director, Residential Funding Corporation
Chris J. Nordeen	2004	300,000	2,000,000	33,807	(3)	1,354,100
Managing Director, Residential Funding Corporation
Keenen W. Dammen	2004	275,000	1,100,000	33,935	(3)	1,269,500
Managing Director, Residential Funding Corporation
Michael J. Kozlak	2004	300,000	1,000,000	23,935	(3)	1,523,400
Managing Director, Residential Funding Corporation

(1)	Includes amounts deferred at the named executive officer’s election.

(2)	Represents amounts paid in February 2005 for which the performance criteria under our long-term incentive plan (described below) were satisfied for the three-year period ended December 31, 2004. Equal amounts will be paid in each of February 2006 and 2007, provided that the named executive officer remains employed by us at the time of the payment.

(3)	Includes the following amounts for the following executive officers: Mr. Paradis — $10,800 (car allowance), $13,135 (employee leadership trip) and $5,000 (financial planning); Mr. Applegate — $11,216 (car allowance) and $8,596 (financial planning); Mr. Schultz — $10,800 (car allowance); Mr. Nordeen — $10,800 (car allowance), $13,476 (employee leadership trip) and $9,531 (financial planning); Mr. Dammen — $10,800 (car allowance), $13,135 (employee leadership trip) and $10,000

(financial planning); and Mr. Kozlak — $10,800 (car allowance) and $13,135 (employee leadership trip).

      We do not have employment agreements with any of the named executive officers.

Long-term Incentive Plan Awards
      The following table sets forth the long-term incentive awards granted to the named executive officers during 2004 under the our long-term incentive plan. Participants in the plan are awarded units at the beginning of each year, each valued at $1/unit. Performance is measured over a three-year period and is based on the increase in our net income and the return on economic capital during the measurement period, which is called total shareholder return. Prior to 2005, total shareholder return was measured separately for RFC Holding and GMAC Residential for each of the named executive officers. For 2005, total shareholder return will be measured for ResCap for Messrs. Paradis and Applegate. If total shareholder return is positive for the measurement period, the participants will be paid an amount equal to the percentage increase in total shareholder return for the period multiplied by the dollar value of the units. One third of such amounts will be paid annually in each of the three years following the applicable measurement period, provided that the executive remains employed by us at the time of the payment. A participant will forfeit any amounts that have not be paid to him or her prior to his or her departure. If total shareholder return is not positive for the measurement period, a participant will not be paid any amount under the long-term incentive plan with respect to that measurement period.
LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts
			Under Non-Stock

		Performance or Other Period		Price-Based
	Number of	Until Maturation or	Threshold	Plans Target	Maximum
	Units	Payout(1)	($)	($)(2)	($)

Bruce J. Paradis	5,750,000	January 1, 2004 through December 31, 2006	$0	$1,328,250	(3)
David Applegate	2,500,000	January 1, 2004 through December 31, 2006	0	0	(3)
Gregory B. Schultz	4,000,000	January 1, 2004 through December 31, 2006	0	924,000	(3)
Chris J. Nordeen	3,000,000	January 1, 2004 through December 31, 2006	0	693,000	(3)
Keenen W. Dammen	2,500,000	January 1, 2004 through December 31, 2006	0	577,500	(3)
Michael J. Kozlak	5,000,000	January 1, 2004 through December 31, 2006	0	1,155,000	(3)

(1)	Any amounts awarded will be paid annually in each of the three years following the end of the measurement period, provided that the participant remains employed by us at the time of the payment.

(2)	The target amount is not determinable under the terms of the plan. In accordance with the rules and regulations of the Securities and Exchange Commission, the amounts shown in this column are based on the total shareholder return for 2004, which was approximately 23.1% for RFC Holding and 0% for GMAC Residential.

(3)	The terms of the plan do not limit the maximum amount payable under the plan.

Pension Benefits
      Our employees, including the named executive officers, participate in the Employees’ Retirement Plan for GMAC Mortgage Group, Inc., a non-contributory defined benefits pension plan that is subject to the requirements of ERISA. Benefits payable under the plan are based on years of service, average annual base salary (excluding bonuses, long-term incentive plan payouts, fringe benefits, hourly premiums or family allowances) and applicable covered compensation level. For purposes of determining benefits under the plan, average annual base salary is an average of the employee’s base salary over the five highest consecutive years and the covered compensation level is the 35 year average of the taxable wage basis (that is, the amount of compensation subject to FICA or Social Security Tax withholdings) for the year in which the employee reaches full Social Security retirement age.
      Normal retirement benefits under the plan are equal to the sum of:

•	1.1% of average annual pay times the number of years of credited services up to 20 years;

•	1.3% of average annual pay times the number of years of credit services over 20 but less than 30 years;

•	1.0% of average annual pay times the number of years of credited services over 30 years; and

•	0.35% of average annual pay over the covered compensation level times the number of years of credited service up to and including 30 years.
      Normal retirement age under the plan is 65. A participant may retire earlier than age 65, but the benefits received will be reduced based on the participant’s age and years of credited service at the time of retirement. A participant with 20 years of service will be able to receive 100% of the benefit at retirement between ages 62 and 65.
      The Internal Revenue Service limits the maximum salary that may be used to determine benefits payable under the plan. This limit is currently $210,000 and is adjusted each year; the average limit for the last five years (including 2005) is $201,000. The average annual salary of each of the named executive officers has exceeded this amount in each of the last five years. We have not adopted a supplemental employee retirement plan.
      The following table shows the annual benefits that the named executive officers would receive at the IRS-determined maximum salary for various years of service if the named executive officer elected to receive a single life annuity. If a named executive officer elected to receive the retirement benefits in the form of a joint and survivor option, the amounts shown would be reduced depending upon the age differential between spouses and the level of joint and survivor option selected. Amounts payable are not subject to any offset or reduction for social security or other offset amounts.
PENSION PLAN TABLE

	Years of Service

Remuneration	15	20	25	30	35

$201,000	$26,449	$39,669	$52,890	$68,128	$83,357
      As of December 31, 2004, the named executive officers had the following years of credited service: Mr. Paradis — 14.8 years; Mr. Applegate — 14.1 years; Mr. Schultz — 14.8 years; Mr. Nordeen — 14.5 years; Mr. Dammen — 11.0 years and Mr. Kozlak — 6.2 years.

STOCKHOLDER
      All of our outstanding capital stock is owned by GMAC Mortgage Group, which is a wholly-owned subsidiary of GMAC. GMAC is a wholly-owned subsidiary of GM.
      The following table shows the beneficial ownership of GM common stock by our five most highly compensated executive officers, by each of our directors and by our directors and executive officers as a group as of August 15, 2005. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, each of the individuals named below has sole dispositive and voting power of the GM common stock shown for that individual. Each of the individuals named below and the executive officers and Directors as a group own less than 1% of GM’s outstanding common stock. The address of each of the individuals named below is 8400 Normandale Lake Boulevard, Minneapolis, Minnesota 55437.

Name	Number of Shares

Bruce J. Paradis	2,355
David M. Applegate	450
Gregory B. Schultz	0
Chris J. Nordeen	3,072
Keenen W. Dammen	752
Michael J. Kozlak	1,505
Eric A. Feldstein(1)	159,994
Sanjiv Khattri(2)	49,709
Davee L. Olson	1,809
David C. Walker(3)	36,899
Linda Zukauckas(4)	28,918
Thomas Jacob	0
Thomas C. Melzer	0
Executive officers and directors as a group (17 persons)(5)	287,503

(1)	Includes 130,288 shares that are subject to options exercisable within 60 days.

(2)	Includes 47,759 shares that are subject to options exercisable within 60 days.

(3)	Includes 31,841 shares that are subject to options exercisable within 60 days.

(4)	Includes 27,604 shares that are subject to options exercisable within 60 days.

(5)	Includes 237,492 shares that are subject to options exercisable within 60 days.

RELATED PARTY TRANSACTIONS
Transactions in Connection with Our Recapitalization
      In connection with the closing of the offering of the old notes, we entered into an operating agreement and a number of other agreements with GM, GMAC and their affiliates. These agreements govern certain key aspects of our relationship with GM, GMAC and their affiliates after the recapitalization and the offering of the old notes. In addition to the operating agreement, these agreements include:

•	a revolving credit agreement;

•	a term loan agreement;

•	a subordinated note agreement;

•	a tax allocation agreement;

•	a trademark license agreement; and

•	a services and facilities agreement.

Operating Agreement
      Under the operating agreement, we are prohibited from extending credit to, or guaranteeing the indebtedness of, GMAC or its other affiliates. In addition, except as permitted by the operating agreement, we may not enter into material transactions with GMAC or any of its other affiliates unless the transactions are on terms and conditions that are consistent with those that parties at arms-length would agree to and for fair value. We also are required to maintain books and financial records separate from those of GMAC and its other affiliates and to hold ourselves out to the public as a legal entity separate and distinct from GMAC and its other affiliates.
      The operating agreement restricts ResCap’s ability to declare dividends or prepay subordinated indebtedness owed to GMAC or its other affiliates. These restrictions include a requirement that ResCap’s stockholder’s equity be at least $6.5 billion for dividends to be paid. If ResCap is permitted to pay dividends pursuant to the previous sentence, the cumulative amount of such dividends may not exceed 50% of ResCap’s cumulative consolidated net income, measured from July 1, 2005, at the time such dividend is paid, minus the cumulative amount of prepayments of GMAC subordinated debt made pursuant to clause (1) of the first sentence of the next paragraph if such prepayments exceed 50% of ResCap’s cumulative consolidated net income at the time such dividend is paid. These restrictions will cease to be effective if ResCap’s stockholder’s equity has been at least $12 billion as of the end of each of two consecutive fiscal quarters or if GMAC ceases to be the majority stockholder of ResCap.
      Subordinated debt owed to GMAC or any of its other affiliates may be prepaid only from (1) ResCap’s cumulative consolidated net income beginning on July 1, 2005, less the amount of any dividends paid after July 1, 2005 and any other prepayments of GMAC subordinated debt under this clause (1), (2) the proceeds from an issuance of equity or subordinated indebtedness or (3) up to 50% of the proceeds from an issuance of senior indebtedness. Notwithstanding the foregoing restrictions, we are permitted to prepay up to $500 million of GMAC subordinated debt without regard to the amount of our cumulative consolidated net income or the issuance of additional indebtedness or equity.
      The operating agreement requires that our board of directors include at least two independent directors, to be selected by GMAC. An “independent” director is a director who (1) is not and has not been a director, officer or employee, and has no immediate family member who has been an officer, of GMAC or any of its affiliates for a period of at least three years, (2) has not received, and has no immediate family member who has received, during any twelve-month period in the prior three years, more than $100,000 in direct compensation from GMAC or any of its affiliates, (3) is not employed by, and has no immediate family member who is an officer of, any entity that has made payments to, or received payments from, GMAC or any of its affiliates for property or services in an amount which, in any of the prior three years, exceeds two percent (2%) of our gross revenues, and (4) is reasonably believed by our board of directors to be financially sophisticated and otherwise qualified to fulfill the obligations of an independent director as set forth in the operating agreement. The operating agreement also provides that the chairperson of our audit committee must be an independent director. See “Management — Our Directors and Executive Officers” for more information on our current independent directors.
      Under the operating agreement, we may not commence, facilitate or consent to the institution of bankruptcy proceedings if such action is being taken in connection with the institution of bankruptcy proceedings with respect to GMAC or any of its affiliates, unless such action is approved by a majority of our board of directors, including a majority of the independent directors. So long as there are two independent directors, any required approval of the majority of the independent directors requires the approval of each independent director. Such an authorization would be valid only if our board of directors included at least one independent director at the time of authorization. Our independent directors are required by the operating agreement to consider only our interests, including the interests of our creditors, when acting with regard to bankruptcy-related matters, termination of the operating agreement and any waiver or amendment of the operating agreement that materially and adversely affects the rights of the holders of the notes.
      GM has agreed under the operating agreement to indemnify, defend and hold us harmless from and against any losses we suffer related to the businesses and liabilities of GM and its affiliates, other than GMAC and its subsidiaries. GMAC has agreed under the operating agreement to indemnify, defend and hold us harmless from and against any losses we suffer related to the businesses and liabilities of GMAC and its subsidiaries. Similarly, we have agreed to indemnify, defend and hold GM, GMAC and their respective affiliates harmless from and against any losses they suffer related to our businesses and liabilities.
      Any amendment of the operating agreement that materially and adversely affects the rights of the holders of the notes requires the approval of a majority of our board of directors, including a majority of the independent directors. Unless otherwise terminated with the approval of a majority of our board of directors, including a majority of the independent directors, the operating agreement will remain in effect until we cease to be a direct or indirect subsidiary of GMAC. A majority of our board of directors may approve the amendment or termination of the operating agreement only if our board of directors includes at least one independent director at the time of such approval.

Revolving Credit Agreement
      Under the revolving credit agreement with GMAC and certain GMAC affiliates, GMAC and such affiliates have agreed to make revolving credit loans to us from time to time until June 2007. The aggregate outstanding principal amount of loans available to us under the revolving credit agreement will not be permitted to exceed $2.5 billion at any time. The loans available to us under the revolving credit agreement bear interest at an annual rate, determined monthly, equal to one-month LIBOR plus a margin that can range from 0.25% to 1.325%, depending on our ratings from time to time. We are required to pay an annual facility fee that can range from 0.125% to 0.30% of the aggregate commitments under the revolving credit agreement, depending on our ratings from time to time. Based on our current ratings as of the date of this prospectus, our margin under this facility would be 0.45% and our facility fee would be 0.175%.
      In addition, if at any time our borrowings under this facility exceed one-third of the total commitments, we are required to pay a utilization fee of 0.125%. Therefore, assuming that we had currently drawn more than one-third of the facility, our total borrowing spread over one-month LIBOR under this facility would be 0.75% (i.e., 0.45% + 0.175% + 0.125%). Interest is payable monthly and all outstanding principal will be due in June 2007.
      We will be required to make customary representations and warranties to GMAC and its affiliates that are party to the revolving credit agreement upon the making of any loan under the revolving credit agreement. We are also be subject to certain covenants that, among other things, require us to maintain a specified stockholders’ equity and restrict our ability to grant liens on our assets. Our obligations under the revolving credit agreement are guaranteed by our material subsidiaries. We had no outstanding principal loan balance under this revolving credit agreement at June 30, 2005. We have paid GMAC $0 in interest for the period from June 24 to June 30, 2005 pursuant to this agreement. We paid GMAC a facility fee of $85,069 for the period June 24 to June 30, 2005 pursuant to this agreement.

Term Loan Agreement
      Under the term loan agreement with GMAC and certain GMAC affiliates, GMAC and such affiliates made a term loan in the amount of $1.5 billion. The term loan bore interest at an annual rate, determined monthly, equal to one-month LIBOR plus 0.75%. Interest was payable monthly and all outstanding principal would have been due in June 2006. We prepaid all amounts outstanding under the term loan together with accrued interest of $5.8 million in July 2005 with the proceeds from borrowings under our credit facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Recapitalization” for more information regarding this prepayment.

Subordinated Note Agreement
      At the closing of the offering of the old notes, we executed and delivered to GMAC a subordinated note with an initial principal balance of $5 billion. Interest on the subordinated note accrues at a rate equal to one-month LIBOR plus 3.5086%, and will be payable quarterly. All outstanding principal on the subordinated note is due at maturity on September 30, 2015. No payments of principal or interest will be permitted with respect to the subordinated note during any payment default by ResCap under other indebtedness that is not similarly subordinated, or during any other default permitting the holders of such other indebtedness to accelerate the maturity thereof (provided, in each case, that we have not called the subordinated note for redemption), and no payments will be permitted with respect to the subordinated note if ResCap is dissolved, liquidated or reorganized unless all amounts outstanding under such other indebtedness have been paid in full. Prepayment of the subordinated note is also limited by the operating agreement. Subject to the foregoing, we are permitted to prepay all or a portion of the subordinated note at any time, plus accrued and unpaid interest. Under the subordinated note agreement, we are subject to customary restrictive covenants and default provisions, except that GMAC cannot accelerate the maturity of, or institute proceedings to enforce, the subordinated note agreement unless (i) a proceeding to dissolve, liquidate or reorganize ResCap has been initiated, or (ii) at least $50 million aggregate principal amount of other indebtedness that is not similarly subordinated has been accelerated or not been paid on maturity and a period of at least 90 days has elapsed. We have paid GMAC $6.6 million in interest for the period from June 24 to June 30, 2005 pursuant to this agreement.

Tax Allocation Agreement
      Under the tax allocation agreement, we and GMAC have agreed to file consolidated U.S. federal income tax returns for so long as we remain a subsidiary of GMAC, and we will pay to GMAC an amount equal to the tax liability that we would have had if we had been an affiliated group of corporations separate from GMAC filing a consolidated U.S. federal income tax return. The tax allocation agreement also provides that, if we generate foreign tax credits, capital losses or net operating losses that generate current tax benefits for GM and GMAC, GMAC will reimburse us for those benefits. If we generate foreign tax credits, capital losses or net operating losses that do not generate current tax benefits for both GM and GMAC, our tax liability to GMAC will be reduced for such credits or losses at the time the credits or losses are utilized by both GMAC and GM. In addition, if any item of income, loss, expense or credit that is part of the computation of GMAC’s tax liability is changed or adjusted by the Internal Revenue Service, we and GMAC have agreed to make such payments to each other as may be appropriate to reflect such change or adjustment. As of June 30, 2005, we have neither made any payments to, nor received any payment from, GMAC pursuant to the tax allocation agreement.

Trademark License Agreement
      Under the trademark license agreement, GM and GMAC have provided us with a fully paid, royalty free, non-exclusive license to use certain of their trademarks, including the GM and GMAC marks, in connection with the marketing and performance of our business as currently conducted. We are required to maintain certain quality control standards in the conduct of our business, and to indemnify GM and GMAC against any liabilities arising out of our activities under the licensed trademarks. GM or GMAC, as the case may be, has also agreed to indemnify us against any damages to the extent arising or resulting from any trademark violation caused by the authorized use of the GM or GMAC trademarks. GMAC is permitted to terminate the agreement if we materially breach the agreement or if we engage in any business activity that reflects unfavorably in any material respect on GM or GMAC and, in each case, we do not remedy the condition within ninety days after receiving notice of the condition. We are permitted to terminate the agreement if GM or GMAC materially breaches the agreement and does not remedy the breach within ninety days after receiving notice of the breach. The agreement terminates upon the termination of the operating agreement.

Services and Facilities Agreement
      Under the services and facilities agreement, GM and GMAC, on the one hand, and we, on the other hand, have agreed to provide each other specified services to complement existing resources at a price no greater than cost. These services include legal, regulatory and corporate secretary services; employee benefits administration; tax services; real estate services, including office facilities and related support services; strategic sourcing; government relations; accounting and internal audit services; and risk management services, including insurance services. The agreement has an initial term of one year and renews automatically for subsequent one-year periods, but may be terminated by either party as of the end of such initial term or any subsequent renewal period. As of June 30, 2005, we have made no payments to GMAC pursuant to the services and facilities agreement, except as described below.
Other Transactions
      We have engaged in numerous transactions with GM, GMAC and their other affiliates, including the material transactions and payments described below.

Credit Facilities
      GM and GMAC provide a significant source of unsecured funding for our operations. Prior to the closing of the offering of the old notes, we and certain other GMAC subsidiaries participated in a $20 billion credit facility from GMAC. At the closing of the offering of the old notes, the domestic credit facility was amended to remove us as a borrower and our portion of the credit facility was restructured. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Recapitalization” for more information on the recapitalization. In addition to this domestic facility, we had approximately $3.5 billion of non-dollar denominated credit facilities outside the United States from GM and GMAC as of June 30, 2005. Our credit facilities outside the United States and the other transactions described below remained in place after the closing of the offering of the old notes unless otherwise specified.
      The domestic facility permitted borrowing on a short and medium-term basis. The interest rate associated with the short-term borrowings fluctuated monthly and was generally a stated margin above GMAC’s domestic short-term cost of funds. Interest was payable in arrears, monthly. No short-term borrowings were outstanding under the domestic facility as of June 30, 2005, compared to approximately $8.1 billion at an interest rate of 2.9% as of December 31, 2004, $9.5 billion at 1.6% interest as of December 31, 2003 and $11.2 billion at 2.3% interest as of December 31, 2002. No medium-term borrowings were outstanding under the credit facility as of June 30, 2005, December 31, 2004, December 31, 2003 or December 31, 2002.
      Our subsidiaries in Europe may borrow up to approximately $720.7 million under short-term uncommitted credit facilities from General Motors Investment Services Co. N.V. As of June 30, 2005 and December 31, 2004 and 2003, no amounts were outstanding under this facility. These subsidiaries may also borrow a combined $2.4 billion under short-term uncommitted credit facilities from GMAC International Finance B.V. and GMAC United Kingdom PLC, with interest rates at a stated margin above GMAC’s short-term cost of funds and payable in arrears. As of June 30, 2005, approximately $1.4 billion was outstanding under these facilities at an average interest rate of 5.5%, compared to approximately $1.6 billion at 5.4% interest as of December 31, 2004, $1.1 billion at 4.6% interest as of December 31, 2003 and $0.6 billion at 4.5% interest as of December 31, 2002.
      Our subsidiaries in Canada may borrow up to approximately $405.6 million under short and medium-term credit facilities from General Motors Acceptance Corporation of Canada, Limited. Interest is accrued monthly and payable in arrears, based on a stated margin over General Motors Acceptance Corporation of Canada’s cost of funds. As of June 30, 2005, approximately $388.6 million was outstanding under this facility at an interest rate of 3.1%, compared to approximately $265.4 million at 3% interest as of December 31, 2004, $84.3 million at 3.2% interest as of December 31, 2003 and $10.3 million at 3.3% interest as of December 31, 2002.
      Interest expense related to the borrowings under the facilities described above was approximately $136.6 million in the six months ended June 30, 2005, $310.3 million in 2004, $251.4 million in 2003 and $342.4 million in 2002.
      MINT is a secured aggregation vehicle administered by GMAC Mortgage Group, Inc. that provides us with financing for mortgage loans during the aggregation period and for warehouse lending receivables. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Funding Sources” for more information regarding MINT. We had borrowings outstanding with MINT of $6.6 billion at June 30, 2005, $5.8 billion at December 31, 2004, $6.7 billion at December 31, 2003 and $3.9 billion at December 31, 2002.

Guarantees

U.S. Residential Real Estate Finance
      GMAC Mortgage Group has guaranteed to one of the government-sponsored enterprises the prompt performance of the obligations of our subsidiary under the mortgage-backed securities program sponsored by such enterprise, and has agreed to reimburse the enterprise for any and all losses resulting from the subsidiary’s nonperformance or non-fulfillment of the program requirements. GMAC Mortgage Group has not paid any amounts to the government-sponsored enterprise pursuant to this guaranty.
      GMAC has provided guarantees in support of credit facilities that we have entered into with third party financial institutions and a government-sponsored entity. As of June 30, 2005, the aggregate amount of such facilities guaranteed by GMAC was approximately $50 million, compared to $3.7 billion as of December 31, 2004, $4.3 billion as of December 31, 2003 and $6.4 billion as of December 31, 2002.
      In connection with nine of our domestic securitizations, our subsidiary Residential Funding Corporation provides guarantees to third party credit enhancement providers in support of certain securitization activities. These guarantees are further supported by corresponding guarantees from GMAC. These guarantees had an aggregate potential liability of $0 as of June 30, 2005, $162 million as of December 31, 2004, $257 million as of December 31, 2003 and $308 million as of December 31, 2002.
      GMAC has never paid any amounts as a result of the guarantees described above. We have agreed to reimburse GMAC for any losses related to the guarantees described above. We paid guarantee fees to GMAC in the six months ended June 30, 2005, $156,000 in 2004, $438,000 in 2003 and $548,000 in 2002. We terminated or replaced most of these guarantees with guarantees from ResCap in connection with the offering of the old notes.

Business Capital Group
      GMAC has provided letters of credit or guarantees in support of letters of credit obtained by certain of our business capital customers. We have agreed to reimburse GMAC for any losses related to these letters of credit or guarantees. GMAC has made no payments under any of these letters of credit or guarantees. We paid no fees to GMAC in connection with these guarantees or letters of credit in the six months ended June 30, 2005 or in 2004, 2003 or 2002.

International Business Group
      Our Mexican operations participate in bank credit facilities jointly with GMAC with total capacity of up to 7.9 billion pesos as of June 30, 2005. These facilities allow either GMAC or our Mexican subsidiary to borrow in local currency. These facilities are guaranteed by GMAC. In addition to the bank facilities, our Mexican operations have issued $192.5 million in medium term notes and had $139.2 million in commercial paper outstanding as of June 30, 2005, all of which was supported by a GMAC guarantee. One of our European subsidiaries has arranged a bank loan for up to approximately £20 million that is supported by a GMAC guarantee.
      In connection with five of our U.K. securitizations, our subsidiary Residential Funding Corporation provided guarantees to third party credit enhancement providers in support of certain securitization activities. These guarantees were further supported by corresponding guarantees from GMAC. These guarantees, all of which were terminated in connection with the offering of the old notes, had an aggregate potential liability of $0 million as of June 30, 2005, $58 million as of December 31, 2004, $82 million as of December 31, 2003 and $74 million as of December 31, 2002.
      We have agreed to reimburse GMAC for any losses related to these guarantees. GMAC has made no payments under any of these guarantees. Fees paid to GMAC related to these guarantees were approximately $758,000 in the six months ended June 30, 2005, $1.3 million in 2004, approximately $500,000 in 2003 and approximately $467,000 in 2002.

Intercompany Operating Arrangements
      Our subsidiaries had a receivable from GMAC as of June 30, 2005 of approximately $0.5 million, compared to a payable to GMAC of $1.8 million as of December 31, 2004, $29 million as of December 31, 2003 and $1.8 million as of December 31, 2002. We had short-term receivables from unconsolidated affiliates of $13.9 million included within accounts receivable as of June 30, 2005, compared to $12 million as of December 31, 2004, $8.3 million as of December 31, 2003 and $4.7 million as of December 31, 2002. These payables and receivables relate to 401(k) administration services, employee loan programs, and management and support services.
      As of June 30, 2005, we recorded a payable for income taxes to GMAC of $7.8 million, compared to a receivable of $267.0 million as of December 31, 2004, a payable of $358.3 million as of December 31, 2003 and a payable of $350.8 million as of December 31, 2002. These receivables and payable (which is substantially due to GMAC) are included in other assets and other liabilities in our statements of financial condition found elsewhere in this prospectus.
      We have entered into an agreement with GM to provide certain services through our call center operations on behalf of GM. In exchange for these services, we received approximately $1.8 million in the six months ended June 30, 2005, $9.5 million in 2004, $18.7 million in 2003 and $21.3 million in 2002.
      GMAC reimburses us for the full cost of our enterprise risk services personnel. These personnel, who are employed by us, perform services for both us and GMAC, as well as certain other GMAC subsidiaries. GMAC paid us approximately $3.6 million in such reimbursements in the six months ended June 30, 2005, $7.6 million in 2004, $6.3 million in 2003 and $1.6 million in 2002.
      GM and GMAC use our global relocation services for certain relocations of their employees. GM and GMAC paid approximately $3.0 million for such services in the six months ended June 30, 2005, $6.5 million in 2004 and $5.8 million in 2003. In addition, GM and GMAC paid mortgage-related fees for certain of their employees of $2.3 million in the six months ended June 30, 2005, $7.2 million in 2004, $5.4 million in 2003 and $5.0 million in 2002.

      GMAC Commercial Holding Corp. and its subsidiaries perform certain loan servicing functions for us. We paid GMAC Commercial Holding approximately $0.3 million for such services in the six months ended June 30, 2005, $1.2 million in 2004, $1.2 million in 2003 and $0.5 million in 2002.
      GMAC Commercial Holding and its subsidiaries have provided certain consulting, referral and legal services to us. For these services, we paid GMAC Commercial Holding $54,000 in the six months ended June 30, 2005, $108,000 in 2004, $257,734 in 2003 and $152,083 in 2002.
      GMAC Commercial Holding and its subsidiaries reimburse us for certain residential mortgage origination fees waived by us for their employees. GMAC Commercial Holding reimbursed us $134,328 for such fees in the six months ended June 30, 2005, $341,240 in 2004, $748,768 in 2003 and $620,766 in 2002.
      GM has provided us certain legal, real estate and tax services, for which we paid GM $0 in the six months ended June 30, 2005, $148,813 in 2004, $316,669 in 2003 and $1.3 million in 2002.
      GMAC has provided us with certain services for which we paid GMAC a management fee. We paid GMAC $5.0 million in such fees in the six months ended June 30, 2005, $5.9 million in 2004, $4.0 million in 2003 and $2.5 million in 2002.
      We paid GMAC Insurance consulting fees of $50,000 in the six months ended June 30, 2005, $100,000 in 2004 and $0 in 2003 and 2002.

Investments
      We have participated in certain investment programs offered by GMAC. These investments consisted of GMAC DemandNotes, resulting in interest earned of approximately $21,000 in the six months ended June 30, 2005, $60,000 in 2004, $349,000 in 2003 and $1.8 million in 2002.

GMAC Put Agreement
      GMAC Mortgage Group has agreed to purchase interests in certain construction lending receivables being financed in an asset-backed commercial paper program for which we retain an interest in the financed receivables. GMAC Mortgage Group agreed to make these purchases at the direction of the sponsor of the commercial paper program under limited circumstances. GMAC Mortgage Group has not been directed to make any such purchases.

Loans to GMAC Commercial
      Pursuant to an agreement dated December 31, 1998, GMAC Residential Holding agreed to manage the borrowings from various commercial banks on behalf of itself and its affiliates GMAC Commercial Holding and GMAC Commercial Mortgage Corporation. This agreement was terminated in March 2005.

Automotive Dealer Financing
      Through GMAC Bank, we may, from time to time, based on independent analysis of underwriting criteria, provide real-estate secured financing to GM automotive dealers for purposes of refinancing existing debt or to expand existing dealer real estate holdings. If any of these financings become delinquent for a period of at least 60 days, we have the right to require that GMAC purchase the delinquent loans for the unpaid principal plus accrued interest and additional costs. As of June 30, 2005, there were approximately $145.8 million of such automotive dealer loans outstanding, compared to $48.2 million outstanding as of December 31, 2004 and none as of December 31, 2003 or 2002. GMAC has not purchased any loans from us as a result of this arrangement.

Indemnification Agreements with Independent Directors
      We have entered into indemnification agreements with our independent directors whereby we have agreed, subject to certain exceptions, to indemnify these directors for liabilities incurred as a result of their status as directors of our company.

THE EXCHANGE OFFER
Terms of the Exchange Offer; Period for Tendering Old Notes
      Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. When we refer to the term expiration date, we mean 5:00 p.m., New York City time, October 27, 2005. We may, however, in our sole discretion, extend the period of time that the exchange offer is open. The term expiration date means the latest time and date to which the exchange offer is extended.
      As of the date of this prospectus, $1.0 billion principal amount of old floating rate notes, $2.5 billion principal amount of old 6.375% notes due 2010 and $500 million principal amount of old 6.875% notes due 2015 are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes of whom we are aware. We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.
      The new notes will evidence the same continuing indebtedness as the old notes.
      Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.
      We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under the heading “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. We are generally required to extend the exchange offer if we amend the exchange offer in any material respect, including by waiving the occurrence of a material condition, such that at least five business days remain in the offer period after the amendment. Similarly, if we reduce the amount of the notes we are offering to exchange or change the consideration offered, we are generally required to extend the exchange offer such that at least ten business days remain in the offer period after the reduction or change. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Procedures for Tendering Old Notes
      Your tender to us of old notes as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions detailed in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal, to Deutsche Bank Trust Company Americas, as exchange agent, at the address set forth below under “— Exchange Agent” on or prior to the expiration date. In addition, either:

•	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer, which we refer to in this prospectus as a “book-entry confirmation,” of old notes, if this procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer (described below) must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent’s message in place of the letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

      The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant.
      The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.
      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution, as defined below.
      In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, these guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program. We refer to those entities as eligible institutions. If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.
      We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. If we exercise the foregoing right to waive a condition of the exchange offer for one noteholder, we will waive such condition for all noteholders. Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide notification. With respect to each noteholder, all conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer before we will issue new notes to such noteholder.
      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, these old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.
      If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

      By tendering old notes, you represent to us that, among other things:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving these new notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.
      In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of new notes.
      If you are our “affiliate,” as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of new notes to be acquired pursuant to the exchange offer, you or that other person:

•	cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Acceptance of Old Notes for Exchange; Delivery of New Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will promptly accept after the expiration date all old notes properly tendered and will promptly issue the new notes after the expiration of the exchange offer. The conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral, confirmed in writing, or written notice to the exchange agent. The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date that interest has been paid on the old notes, or if no interest has been paid on the old notes, from the date of issuance of the old notes. Holders of new notes will not receive any payment of accrued interest on old notes otherwise payable on any interest payment date, if the record date occurs on or after the consummation of the exchange offer.
      In all cases, issuance of new notes for old notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

•	certificates for old notes or a timely book-entry confirmation of these old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message in its place; and

•	all other required documents.
      If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.
Book-Entry Transfers
      For purposes of the exchange offer, the exchange agent will request that an account be established for the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile copy of the letter or an agent’s message in place of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under the heading “— Exchange Agent” on or prior to the expiration date; otherwise, the guaranteed delivery procedures described below must be followed.
Guaranteed Delivery Procedures
      If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

•	prior to the expiration date, the exchange agent received from an eligible institution a notice of guaranteed delivery, substantially in the form we provide, by facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of old notes tendered, stating that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent’s message in place of the letter, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by an eligible institution with the exchange agent, and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent’s message in place of the letter, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.
Withdrawal Rights
      You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under the heading “— Exchange Agent.” This notice must specify:

•	the name of the person that tendered the old notes to be withdrawn;

•	the old notes to be withdrawn, including the principal amount of the old notes; and

•	where certificates for old notes have been transmitted, the name in which the old notes are registered, if different from that of the withdrawing holder.
      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.
      We or the exchange agent will make a final and binding determination on all questions regarding the validity, form and eligibility, including time of receipt, of notices. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with DTC for the old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under the heading “— Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.
Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of the old notes:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.
Conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer.
      The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time prior to the expiration of the exchange offer in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right that we may assert at any time.
      In addition, we will not accept for exchange any old notes tendered, and we will not issue any new notes if at the time of exchange any stop order is threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.
Exchange Agent
      We have appointed Deutsche Bank Trust Company Americas as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:
Information:
(800) 735-7777
By Mail:
DB Services Tennessee, Inc.
Reorganization Unit
P.O. Box 292737
Nashville, TN 37229-2737
By Overnight Mail or Courier:
DB Services Tennessee, Inc.
Corporate Trust & Agency Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211
Confirm by Telephone
(615) 835-3572
By Facsimile Transmission:
(615) 835-3701
Fax cover sheets should include a call back telephone number and request a call back upon receipt.
      Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.
Fees and Expenses
      The principal solicitation is being made by mail by Deutsche Bank Trust Company Americas, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We estimate these expenses to be approximately $250,000 in the aggregate. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.
      Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment
      We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.
Transfer Taxes
      You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.
Consequences of Exchanging or Failing to Exchange Old Notes
      If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register the old notes under the Securities Act.
Resales of the New Notes
      We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff’s position, we cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution, within the meaning of the Securities Act, of the new notes. Holders wishing to participate in the exchange offer must make the representations described above under the heading “— Procedures for Tendering Old Notes.”
      Any holder of old notes:

•	who is our “affiliate,” as defined in Rule 405 under the Securities Act;

•	who did not acquire the old notes in the ordinary course of its business;

•	who is a broker-dealer that purchased old notes from us to resell them under Rule 144A of the Securities Act or any other available exemption under the Securities Act; or

•	who intends to participate in the exchange offer for the purpose of distributing, within the meaning of the Securities Act, new notes;
      will be subject to separate restrictions. Each holder in any of the above categories:

•	will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes, unless the sale is made under an exemption from such requirements.
      In addition, if you are a broker-dealer holding old notes acquired for your own account, then you may be deemed a statutory “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of your new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. The letter of transmittal states that, by making the above acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      Based on the position taken by the staff of the Securities and Exchange Commission in the interpretive letters referred to above, we believe that “participating broker-dealers,” or broker-dealers that acquired old notes for their own accounts, as a result of market-making or other trading activities, may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes, other than old notes that represent an unsold allotment from the original sale of the old notes, with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of the new notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a participating broker-dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a participating broker-dealer in connection with resales of the new notes. See “Plan of Distribution.” However, a participating broker-dealer that intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or before the expiration date of the exchange offer, that it is a participating broker-dealer. This notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth under the heading “— The Exchange Agent.” Any participating broker-dealer that is our “affiliate” may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each participating broker-dealer that tenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of any fact that makes any statement contained in this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained in this prospectus, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

DESCRIPTION OF THE NOTES
      Definitions of certain terms used in this description are set forth under the heading “— Certain Definitions.” In this description, references to “ResCap,” “we,” “our,” “ours,” and “us” refer only to Residential Capital Corporation and not to any of our direct or indirect subsidiaries or affiliates, except as otherwise indicated. The following description is a summary of the material provisions of the indenture and the registration rights agreement among us, the guarantors and the initial purchasers. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, will define your rights as holders of the notes.
      The old notes were, and the new notes will be, issued under an indenture, dated as of June 24, 2005, as supplemented by a supplemental indenture dated June 24, 2005, among us, the guarantors and Deutsche Bank Trust Company Americas, as trustee. In this description, references to the “indenture” refer to the indenture, as supplemented. The floating rate notes, the notes due 2010 and the notes due 2015 will each comprise a separate series of debt securities under the indenture. We may from time to time, without notice to or the consent of the holders of the notes, issue additional series of securities under the indenture or additional notes of a series of new notes. These additional notes may be consolidated and form a single series with an existing series of the notes and have the same terms as to status, redemption or otherwise as such series of notes. For purposes of this description, any reference to notes of a series shall include any notes of the same series issued after the closing of this exchange offer.
      Our board of directors has authorized the issuance of the notes and we have obtained (or, prior to the closing of the offering, will have obtained) all material consents, approvals and authorizations that are reasonably necessary in the United States in connection with the issuance of the notes and the performance of our obligations thereunder, except in each case as may be waived by the initial purchasers.
General
      The indebtedness evidenced by the notes will be unsecured obligations of ResCap and rank equally in right of payment with all of our other existing and future senior unsecured, unsubordinated obligations. Our obligations to pay principal, interest and premium, if any, on the notes will be guaranteed by each of the guarantors. Each guarantee will be the unsecured obligation of the applicable guarantor and will rank equally in right of payment with all of the guarantor’s other existing and future senior unsecured, unsubordinated obligations.
      Because we are a holding company, our rights and the rights of our creditors, including holders of the notes, in respect of claims on the assets of each of our subsidiaries (other than those subsidiaries that guarantee the notes), upon any liquidation or administration, are structurally subordinated to, and therefore will be subject to the prior claims of, each such subsidiary’s preferred stockholders, if any, and creditors (including trade creditors of and holders of debt issued by the subsidiary). As of June 30, 2005, our direct and indirect subsidiaries (other than the guarantors) had total indebtedness of approximately $75.2 billion.
      Our ability to pay interest on the notes is dependent upon our receipt of dividends and other distributions from our direct and indirect subsidiaries. The availability of distributions from our subsidiaries will be subject to the satisfaction of any covenants and conditions contained in the applicable subsidiaries’ future financing documents.
      The notes will be issued only in registered form without coupons in denominations of $2,000 principal amount and any integral multiple of $1,000 above that amount, except that notes sold to institutional accredited investors as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the Securities Act (“institutional accredited investors”) will be issued in registered form without coupons in a minimum principal amount of $250,000 and any integral multiple of $1,000 above that amount. Global notes will be registered in the name of a nominee of The Depository Trust Company, New York, New York, which we refer to as DTC, as described under the heading “— Global Notes: Book-Entry System.”

      The notes have been accepted for clearance through the Clearstream, Luxembourg and Euroclear systems with the CUSIP numbers, International Securities Identification Numbers and common codes set forth below.

Title	CUSIP No.	ISIN	Common Code

Floating Rate Notes	76113B AD 1	US76113BAD10	022910329
Notes due 2010	76113B AF 6	US76113BAF67	022910442
Notes due 2015	76113B AE 9	US76113BAE92	022910531
Principal Amount; Maturity and Interest

Floating Rate Notes
      The floating rate notes will initially be limited to $1,000,000,000 aggregate principal amount and will mature on June 29, 2007.
      The floating rate notes will bear interest at a variable rate. The interest rate for the floating rate notes for a particular interest period will be a per annum rate equal to three-month LIBOR (as defined below) as determined on the applicable interest determination date (as defined below) plus 1.375%. The interest rate on the floating rate notes will be reset on the first day of each interest period other than the initial interest period (each an “interest reset date”). Interest on the floating rate notes will be payable quarterly on March 29, June 29, September 29 and December 29 of each year, beginning on September 29, 2005. An interest period is the period commencing on an interest payment date (or, in the case of the initial interest period, commencing on the date the floating rate notes are issued) and ending on the day preceding the next following interest payment date; the first interest period is June 24, 2005 through September 28, 2005. The interest determination date for an interest period will be the second London banking day (as defined below) preceding such interest period (the “interest determination date”). The interest determination date for the first interest period will be June 22, 2005. Promptly upon determination, the trustee will inform the company of the interest rate for the next interest period. All payments of interest on the floating rate notes due on any interest payment date will be made to the persons in whose names the floating rate notes are registered at the close of business on the immediately preceding March 15, June 15, September 15, and December 15, as the case may be, whether or not a business day. Interest on the floating rate notes will be calculated on the basis of the actual number of days in an interest period and a 360-day year. The interest rate on the floating rate notes may be adjusted under the circumstances described below under the heading “— Interest Rate Adjustments.”
      “LIBOR” for each interest reset date will be determined by the calculation agent as follows:

(i) LIBOR will be the offered rate for deposits in U.S. dollars for the three-month period which appears on “Telerate Page 3750” at approximately 11:00 a.m., London time, on the interest determination date for the applicable interest reset date. “Telerate Page 3750” means the display page so designated on the Moneyline Telerate service for the purpose of displaying London interbank offered rates of major banks, or any successor page on the Moneyline Telerate service.

(ii) If this rate does not appear on the Telerate Page 3750, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., London time, on the interest determination date for the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the these major banks to provide a quotation of such rate. If at least two such quotations are provided, LIBOR for that interest reset date will be the arithmetic average of the quotations. If fewer than two quotations are provided as requested, LIBOR for that interest reset date will be the arithmetic average of the rates quoted by three major banks in New York, New York (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., New York time, on the interest determination date for the applicable interest reset date for loans in U.S. dollars to leading banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. If fewer than three quotations are provided as requested, for the period until the next interest reset date, LIBOR will be the same as the rate determined for the immediately preceding interest reset date.

      A “London banking day” will be any day in which dealings in U.S. dollar deposits are transacted in the London interbank market.
      The calculation agent will, upon the request of the holder of any floating rate note, provide the interest rate then in effect. The calculation agent will be Deutsche Bank Trust Company Americas until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of willful misconduct, bad faith or manifest error shall be conclusive for all purposes and binding on us and the holders of the floating rate notes. We may appoint a successor calculation agent at any time at our discretion and without notice.
      All percentages resulting from calculation of the interest rate with respect to the floating rate notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionth of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) would be rounded to 9.87654% (or .0987654)), and all dollar amounts in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

Fixed-Rate Notes
      We will issue the following two series of fixed-rate notes:

•	$2,500,000,000 in aggregate principal amount of our notes due 2010. These notes will bear interest at the rate of 6.375% per annum from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for.

•	$500,000,000 in aggregate principal amount of our notes due 2015. These notes will bear interest at the rate of 6.875% per annum from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for.
      We will make interest payments on each series of fixed-rate notes semi-annually on June 30 and December 30 of each year, commencing December 30, 2005, to the holders of record at the close of business on the preceding June 15 and December 15, respectively, until the relevant principal amount has been paid or made available for payment. Interest on the fixed-rate notes of each series will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest rate on the fixed-rate notes of each series may be adjusted under the circumstances described below under the heading “— Interest Rate Adjustments.”

Interest Rate Adjustments
      The interest rates payable on the notes will be subject to adjustment from time to time to reflect changes in the rating of the notes, if any, except as provided in the last sentence of this section. The current rating of the notes by (i) Moody’s Investors Service is Baa3, (ii) Standard & Poor’s is BBB- and (iii) Fitch is BBB-. Moody’s Investors Service, Standard & Poor’s and Fitch are referred to as “rating agencies.” If any rating of the notes changes or our notes cease to be rated by any rating agency or thereafter is again rated by that rating agency, any such event referred to as a “rating change,” the interest rates on the notes will be subject to adjustment as provided below. We refer to a rating lower than Baa3, BBB- or BBB- by Moody’s Investors Service, Standard & Poor’s or Fitch, respectively, as below investment grade; a rating of Ba1, BB+ or BB+ by Moody’s Investors Service, Standard & Poor’s or Fitch, respectively, as one rating category below investment grade; and a rating of Ba2, BB or BB or lower by Moody’s Investors Service, Standard & Poor’s or Fitch, respectively, as two or more rating categories below investment grade.
      Upon the occurrence of a rating change, the fixed-rate notes of each series and the floating rate notes will bear interest at a rate equal to the rate that would be applicable without any adjustment described in this section plus the applicable interest rate adjustment, if any. Each adjustment to the interest rates on the notes will be effective on the next business day after the rating change has occurred. Thereafter, the adjustment to the interest rates on the notes will remain in effect until the next rating change that results in a different interest rate adjustment as described in this section. We will give prompt notice to the trustee of any rating change and any related change in the interest rates on the notes. We will also publish a notice in the manner described under the heading “— Notices.” We will inform the Luxembourg Stock Exchange, so long as any notes are listed thereon, if the ratings assigned to the notes are changed or withdrawn and any related change in the interest rates on the notes.
INTEREST RATE ADJUSTMENTS

At any time the notes are rated by two or more rating agencies and the ratings are:

Below investment grade by one (and not more than one) rating agency.	One rating category below investment grade by two or more rating agencies (and not two or more rating categories below investment grade by any rating agency).	Two or more rating categories below investment grade by one (and not more than one) rating agency and one rating category below investment grade by any other rating agency.	Two or more rating categories below investment grade by two or more rating agencies.

0.50%	1.00%	1.50%	2.00%
      If at any time the notes are rated by only one rating agency and the rating is one rating category below investment grade, the interest rate adjustment will be 1.00%. If at any time the notes are rated by only one rating agency and the rating is two or more rating categories below investment grade, the interest rate adjustment will be 2.00%. If at any time the notes are not rated by any rating agency, the interest rate adjustment will be 2.00%.
      The interest rates on the notes will permanently cease to be subject to any adjustment described above if (i) the notes become rated Baa2, BBB and BBB or higher by each of Moody’s Investors Service, Standard & Poor’s and Fitch, respectively (or two of these ratings if only rated by two rating agencies), with a stable or positive or equivalent outlook by each of the rating agencies or (ii) after ResCap exercises its right to legally defease the notes as described under the heading “— Legal and Covenant Defeasance.”
Methods of Receiving Payments on the Notes
      Principal and interest payments on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the note as described under the heading “— Global Notes: Book-Entry System.” In the event notes are issued in certificated form, all payments on such notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the holders at their respective addresses set forth in the register of holders.
Paying Agent and Registrar for the Notes
      The trustee initially will act as paying agent and registrar. The initial offices of the trustee are specified on the final page of this prospectus. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar. We will maintain a paying agent having an office in Luxembourg for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require.
      Notice of all changes in the identities or offices of the paying agent or registrar will be provided promptly to the holders of the notes.

Transfer and Exchange
      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any notes selected for redemption nor are we required to transfer or exchange any notes for a period of 15 days before the trustee makes a selection of notes to be redeemed. For so long as the notes are listed on the Euromtf and the rules of the Luxembourg Stock Exchange so require, the notes will also be transferable and exchangeable at the specified office of the paying agent in Luxembourg.
      The registered holder of a note will be treated as the owner and holder of the note for all purposes. DTC or its nominee, as the case may be, will be considered the owner and holder of the global notes under the indenture. In the case of certificated notes, the registered holder will be considered the owner of the note. Beneficial owners of the notes will not be entitled to receive certificated notes except as described under the heading “— Global Notes: Book-Entry System.” In addition, certificated notes and beneficial interests in the global notes may only be exchanged in accordance with the provisions described under the heading “— Global Notes: Book-Entry System.”
Guarantees
      Payment of principal, interest and premium, if any, on the notes will be unconditionally guaranteed by each of the guarantors. The initial guarantors are our subsidiaries GMAC Residential Holding, RFC Holding, GMAC Mortgage Corporation, Residential Funding Corporation and HomeComings Financial Network, Inc. The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the Notes — Federal or state laws allow courts, under specific circumstances, to void debts, including guarantees, and could require holders of the notes to return payments received from us and our subsidiary guarantors.”
      The guarantee of a guarantor will be released (so long as no event of default has occurred and is continuing):

(1) if, as of the end of two consecutive fiscal years (other than any fiscal year preceding the date on which it became a guarantor), the guarantor no longer qualifies as a significant subsidiary;

(2) in connection with any sale, exchange or transfer of all of the stock of the guarantor to any unaffiliated person, provided such sale is not prohibited under the indenture;

(3) upon the payment in full of the notes; or

(4) upon legal defeasance or satisfaction and discharge of the notes as provided below under the heading “— Legal and Covenant Defeasance.”
      In the event that any guarantee is released, we will publish a notice in the manner described under the heading “— Notices.” We will also inform the Luxembourg Stock Exchange of any such release, so long as any notes are listed thereon.
Optional Redemption
      The floating rate notes will not be redeemable prior to maturity.
      We may redeem the fixed-rate notes of any series at any time, in whole or in part, at a redemption price equal to:

•	the greater of:

(1)	100% of the principal amount of the fixed-rate notes being redeemed, or

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the fixed-rate notes being redeemed, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Yield plus 40 basis points for the notes due 2010 and 45 basis points for the notes due 2015,

•	plus, in either case, accrued and unpaid interest, if any, to the redemption date on the principal amount of the fixed-rate notes being redeemed.
      If we exercise our right to redeem all or fewer than all of the fixed-rate notes of any series, we will mail a notice of redemption to the holders of notes at least 30 days (but not more than 60 days) before we redeem the notes. We will also publish a notice in the manner described under the heading “— Notices.” Each notice of redemption will specify the provisions of the fixed-rate notes under which the redemption is made, the date the notes will be redeemed, the place of payment and the estimated redemption price. If any fixed-rate note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount of the note to be redeemed and will state that upon surrender of the note, a new note or notes of the same series will be issued in principal amount equal to the unredeemed portion. If less than all of the fixed-rate notes of a series are to be redeemed, the trustee will select the numbers of notes to be redeemed in whole or in part in any manner the trustee deems fair and appropriate. If we redeem only some of the fixed-rate notes, DTC’s practice is to choose by lot the amount to be redeemed from the notes held by each of its participating institutions. DTC will give notice to these participants, and these participants will give notice to any “street name” holders of any beneficial interests in the fixed-rate notes according to arrangements among them. These notices may be subject to statutory or regulatory requirements. We will not be responsible for giving notice of redemption of the fixed-rate notes to anyone other than DTC and registered holders of certificated notes. Owners of beneficial interests in a global fixed-rate note will receive notice as described under the heading “— Global Notes: Book-Entry System — Certain Book-Entry Procedures for the Global Notes.”
      If we deliver a notice of redemption in accordance with the indenture, the fixed-rate notes or portions of fixed-rate notes with respect to the notice will become due and payable on the date and at the place of payment stated in the notice at the applicable redemption price, together with interest, if any, accrued to the date fixed for redemption, and on and after such date (unless we are in default in the payment of the fixed-rate notes at the redemption price, together with interest, if any, accrued to such date) interest on the fixed-rate notes or portions of fixed-rate notes called for redemption will cease to accrue.
      Each series of the notes, if not the subject of any early optional redemption, will be redeemed at their maturity at their principal amount plus any accrued and unpaid interest.
Mandatory Redemption
      We will not be required to make mandatory redemption payments or maintain any sinking fund with respect to the notes.
Certain Covenants

Limitation on Certain Liens
      We will agree not to, and not to permit any of our subsidiaries to, pledge or otherwise subject to any lien any intercompany securities (whether owned now or acquired at a later date) without expressly securing the due and punctual payment of the principal of, and premium, if any, and interest on the notes equally and ratably with any and all other obligations and indebtedness secured by such pledge or other lien, so long as any such other obligations and indebtedness shall be also secured. This covenant will not apply to:

•	any lien on any intercompany securities existing at the time of acquisition, directly or indirectly, by us or any significant subsidiary of such intercompany securities (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase price or to secure any indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such intercompany securities for the purpose of financing all of any part of the purchase price of such securities; and

•	any extension, renewal or replacement (or successor extensions, renewals or replacements), in whole or in part, of any lien, charge or pledge referred to in the first bullet paragraph above, provided that the amount of any and all obligations and indebtedness secured by such lien shall not exceed the amount secured immediately prior to the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the intercompany securities subject to such lien being extended, renewed or replaced.

Guarantees of Significant Subsidiaries
      We will agree:

•	to cause each person that is a significant subsidiary (other than an excluded significant subsidiary) as of the end of a fiscal quarter or fiscal year and is not already a guarantor to guarantee the payment of principal, interest and premium, if any, on the notes within (i) 45 days after the end of such fiscal quarter and (ii) 90 days after the end of such fiscal year;

•	to cause, contemporaneously with the acquisition of any person which upon such acquisition is, or of any assets which cause the subsidiary acquiring such assets (without regard to any other assets of such subsidiary) to be, a significant subsidiary, such subsidiary to guarantee the payment of principal, interest and premium, if any, on the notes; and

•	to cause, contemporaneously with the guarantee by any subsidiary of any of our unsecured indebtedness with a maturity in excess of one year, such subsidiary to guarantee the payment of principal, interest and premium, if any, on the notes.

Consolidation, Merger, Sale or Conveyance
      We will agree not to merge or consolidate with or into any other corporation and we will agree not to sell or convey all or substantially all of our assets to any person, unless:

•	either we are the continuing corporation or our successor is a corporation organized and existing under the laws of the United States or a state thereof and expressly assumes all our obligations under the notes and the indenture;

•	immediately after giving effect to such consolidation, merger, sale or conveyance, we or our successor corporation is not in default under the indenture; and

•	each guarantor confirms that its guarantee shall remain in full force and effect as required under the indenture.
      Any sale or conveyance of assets of one or more significant subsidiaries (other than to us or another subsidiary), which, if such assets were owned by us, would constitute all or substantially all of our consolidated assets, will be deemed to be the transfer of all or substantially all of our consolidated assets for purposes of the provisions described above.
      Because there is no definitive standard under the laws of the State of New York that clearly defines the threshold for the sale or conveyance of substantially all or our assets, it may be difficult for the holders of the notes to determine whether our covenant relating to the sale or conveyance of substantially all of our assets has been breached.

Reporting Obligations
      The indenture will require us to file with the trustee, within 15 days after we are required to file the same with the Securities and Exchange Commission, copies of our annual reports and of the information, documents and other reports that we may be required to file with the Securities and Exchange

Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. If we are not required to file information, documents or reports with the Securities and Exchange Commission pursuant to either of those sections, we will be required to file with the trustee and the Securities and Exchange Commission, in accordance with rules and regulations prescribed from time to time by the Securities and Exchange Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in those rules and regulations.
      For so long as we do not file the reports required under Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Additional Covenants
      Subject to certain exceptions and qualifications, we will agree in the indenture to do, among other things, the following:

•	deliver to the trustee annual officers’ certificates with respect to our compliance with our obligations under the indenture; and

•	maintain our existence, subject to the provisions described under the heading “— Consolidation, Merger, Sale or Conveyance.”
Events of Default
      Each of the following will be an “event of default” under the indenture with respect to any series of the notes:

(1) our failure to pay principal or premium on any of the notes of such series when due;

(2) our failure to pay any interest on any of the notes of such series when due, which failure continues for 30 days;

(3) our failure, or the failure of any guarantor, to perform any other covenant in the notes or the indenture, which failure continues for 90 days after the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series gives us written notice of our, or such guarantor’s, failure to perform;

(4) our failure to perform any of the covenants described under the headings “— Certain Covenants — Limitation on Certain Liens,” “— Guarantees of Significant Subsidiaries” and “— Consolidation, Merger, Sale or Conveyance,” which failure continues for 30 days after the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series gives us written notice of our failure to perform;

(5) our failure, or failure by any of our subsidiaries, to perform any term or provision of any evidence of indebtedness (including the indenture), whether such indebtedness now exists or shall hereafter be created, or any other condition shall occur, and as a result of the occurrence of which default or condition any indebtedness in an amount in excess of $50,000,000 shall become or be declared to be due and payable, or we, or any of our subsidiaries, shall be obligated to purchase any such indebtedness, prior to the date on which it would otherwise become due and payable, or any indebtedness in an amount in excess of $50,000,000 shall not be paid when due at its stated maturity;

(6) certain events of bankruptcy, insolvency or reorganization in respect of us, any guarantor or any other significant subsidiary; or

(7) any guarantee shall cease to be in full force and effect (unless such guarantee has been released in accordance with the indenture).

      If any event of default (other than an event of default specified in clause (6) above) has occurred and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes of each such series then outstanding under the indenture may declare the principal of such series to be due and payable immediately. If an event of default specified in clause (6) above occurs, the principal on the notes shall be due and payable, without further action or notice on the part of the trustee or any holder. If the principal of any series of notes has been declared to be due and payable or is otherwise due and payable, then upon demand of the trustee, we will pay the principal of such notes, together with the premium, if any, and interest accrued thereon.
      Upon becoming aware of any event of default, we will deliver to the trustee a statement specifying such event of default.
      Any event of default with respect to a particular series of notes may be waived by the holders of at least a majority in aggregate principal amount of the outstanding notes of such series, except in a case of failure to pay principal and premium, if any, or interest on such note for which payment has not been subsequently made.
      The trustee will be entitled, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.
      No holder of notes may pursue any remedy under the indenture or the notes (except actions for payment of overdue principal, premium, if any, or interest) unless:

•	such holder previously has given the trustee written notice of a continuing event of default;

•	the holders of not less than 25% in aggregate principal amount of the notes and other notes in the series of which the notes are a part then outstanding have requested the trustee to pursue such remedy;

•	the holder or holders have offered the trustee satisfactory indemnity;

•	the trustee has not complied with the request within 60 days of the request; and

•	the trustee has not received direction inconsistent with such written request from the holders of a majority in aggregate principal amount of the notes then outstanding.
      We may delete, modify or add to the events of default listed above with respect to the future issuance of securities of any series.
Modification of the Indenture
      The indenture will provide that we, the guarantors and the trustee can amend and waive the indenture without the consent of the holders of any of the notes in order to:

•	evidence the succession of another corporation as described under the heading “— Certain Covenants — Consolidation, Merger, Sale or Conveyance;”

•	add to the covenants of ResCap or a guarantor for the benefit of the holders of the notes;

•	cure any ambiguity, omission, defect or inconsistency, provided that such action does not adversely affect the interests of the holders of any series of notes;

•	convey, transfer, assign, mortgage or pledge any property to or with the trustee;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	establish the form or terms of securities of any additional series under the indenture;

•	evidence and provide for any new guarantees with respect to the notes or the release of any guarantor pursuant to the indenture; and

•	make any other changes to the indenture, provided that any such change shall not adversely affect any of the outstanding notes.
      The indenture will contain provisions permitting us, the guarantors and the trustee, with the consent of the holders of at least a majority in aggregate principal amount of the securities (including the notes) of all series issued under the indenture affected thereby (voting as a single class), to modify or amend the indenture, including the provisions relating to the rights of the holders of the notes of such series. However, no such modification or amendment may, without the consent of the holder of each of the outstanding notes affected thereby:

•	change the fixed maturity of any note;

•	reduce the principal amount of, or premium, if any, or reduce the rate of, or extend the time of payment of interest on, any note;

•	reduce any amount due and payable upon acceleration of any note or the amount provable in bankruptcy;

•	make the principal of, or premium, if any, or interest, if any, on any notes payable in any currency other than as provided in such notes;

•	impair the right to institute suit for the enforcement of any payment on or after its stated maturity, or in the case of redemption, on or after the redemption date;

•	reduce the percentage in aggregate principal amount of outstanding notes necessary to modify or amend the indenture; or

•	reduce the percentage in aggregate principal amount of outstanding notes necessary to waive defaults as described under the heading “— Events of Default.”
Legal and Covenant Defeasance
      The indenture will provide that, at our option, we may elect to have all our obligations discharged with respect to the outstanding notes and all obligations of the guarantors discharged with respect to their guarantees (“legal defeasance”) except for:

•	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

•	our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes;

•	the rights, powers, trusts, duties and immunities of the trustee, and our and the guarantors’ obligations in connection with such rights and powers; and

•	the legal and covenant defeasance provisions of the indenture.
      In addition we may, at our option, elect to have certain obligations of ours and the guarantors released with respect to certain covenants (as described under the headings “— Certain Covenants — Limitation on Certain Liens” and “— Guarantees of Significant Subsidiaries”) that are described in the indenture (“covenant defeasance”) and after any such election our failure to comply with these covenants will not constitute a default or an event of default with respect to the notes.
      If we elect to exercise either legal defeasance or covenant defeasance, we must:

•	in each case, deposit, in trust, with the trustee money or U.S. Government obligations, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the applicable series of notes on the dates such payments are due, which may include one or more redemption dates that we designate, in accordance with the terms of the indenture; and

•	deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that we have complied with all conditions precedent relating to legal defeasance and covenant defeasance.

      In the case of legal defeasance, we must also deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred.
      We will not have to deliver the opinion of counsel required in the immediately preceding paragraph with respect to legal defeasance if all the notes that have not at that time been delivered to the trustee for cancellation (1) are delivered by us to the trustee for cancellation (other than mutilated, destroyed, lost or stolen notes), (2) have become due and payable or (3) will by their terms become due and payable within one year, or are to be called for redemption within one year.
Concerning the Trustee
      Deutsche Bank Trust Company Americas, a New York banking corporation, is trustee under the indenture.
Global Notes: Book-Entry System
      The old notes offered and sold in the original offering are currently represented by global notes without interest coupons. The new notes issued in exchange for the old notes will be represented by one or more fully registered global notes (the “Global Notes”), without interest coupons and will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.
      Transfers of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.
      The notes may be presented for registration of transfer and exchange at the offices of the trustee.
The Global Notes
      We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.
      So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.
      Payments of the principal of and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
      We expect that DTC or its nominee, upon receipt of any payment of principal and interest on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
      Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.
      DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.
      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes
      A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and DTC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934;

(2)	We, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing an event of default with respect to the notes.
      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
Same Day Settlement and Payment
      We will make payments in respect of the notes represented by the Global Notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal and interest, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised ResCap that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
      None of ResCap, any underwriter or agent, the trustee or any applicable paying will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records.
Notices
      Certain notices to holders will be published, so long as the notes are listed on the Euromtf and the rules of the Luxembourg Stock Exchange so require, in a leading newspaper having general circulation in Luxembourg (which we expect to be the d’Wort) or, if in the opinion of the trustee such publication shall not be practicable, in an English-language newspaper of general circulation in Europe or on the website of the Luxembourg Stock Exchange. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication was made.
Governing Law
      The indenture, notes and guarantees will be governed by the laws of the State of New York.

Certain Definitions
      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this “Description of the Notes” for which no definition is provided.
      “capital lease” means, with respect to any subsidiary, any lease of (or other agreement conveying the right to use) any real or personal property by such subsidiary that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of such subsidiary.
      “corporation” means a corporation, limited liability company, statutory trust, limited partnership or similar limited liability entity.
      “excluded significant subsidiary” means (i) GMAC Bank, (ii) a foreign subsidiary, (iii) any significant subsidiary that is effectively restricted from guaranteeing the notes by law or regulation or (iv) any significant subsidiary that is effectively restricted from guaranteeing the notes by its charter, so long as such significant subsidiary referred to in this clause (iv) is required to make dividends of all cash legally available therefor that is not required to pay current obligations of such significant subsidiary; provided, that no significant subsidiary under (i), (ii), (iii) or (iv) above shall be deemed an excluded significant subsidiary if it guarantees any unsecured indebtedness of ResCap or any guarantor for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments, or any guarantee of any such indebtedness.
      “foreign subsidiary” means a subsidiary that is a controlled foreign corporation within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (unless substantially all the subsidiary’s assets are located, and substantially all its operations are conducted, within one of the 50 states of the United States of America or any jurisdiction that hereafter becomes a state).
      “GAAP” means United States generally accepted accounting principles as in effect from time to time and as applied by us in the preparation of our financial statements.
      “guarantee” means the full and unconditional guarantee of all or part of the payment of principal, interest and premium, if any, on the notes as set forth in the indenture.
      “guarantor” means (i) each of the guarantors that are a party to the indenture and (ii) any other subsidiary that executes a supplemental indenture in accordance with the provisions of the indenture.
      “indebtedness” means, with respect to any person, without duplication: (i) all indebtedness of such person for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments; (ii) all obligations of such person as lessee under capital leases that have been or should be recorded as liabilities on a balance sheet of such person in accordance with GAAP and all obligations of such person as lessee under any so-called synthetic, off-balance sheet or tax retention lease; (iii) all obligations of such person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business); (iv) all indebtedness secured by a lien on the property of such person, whether or not such indebtedness shall have been assumed by such person; (v) all obligations, contingent or otherwise, with respect to the face amount of all letters of credit and banker’s acceptances issued for the account of such person; (vi) all suretyship liabilities of such person in respect of obligations of others of the type described in clauses (i) through (v) above; and (vii) all indebtedness of any partnership of which such person is a general partner, to the extent of such liability.
      “intercompany securities” means any capital stock of any significant subsidiary or indebtedness of any significant subsidiary owed to ResCap or another subsidiary.
      “significant subsidiary” means any subsidiary of ResCap which meets any of the following conditions:

(1) ResCap’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of ResCap and its subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(2) the subsidiary’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exceeds 10 percent of such income of ResCap and its subsidiaries on a consolidated basis for the most recently completed fiscal year.
For purposes of this definition, a subsidiary shall mean a person that is controlled by ResCap directly or indirectly through one or more intermediaries. For purposes of making any determination or calculations, this definition will be interpreted in accordance with the rules and instructions of Rule 1-02 of Regulation S-X under the Securities Act as in effect on the date of the indenture.
      “subsidiary” means any corporation, partnership, limited liability company, association or other entity of which at least a majority of the outstanding stock or other interest having by its terms ordinary voting power to elect a majority of the board of directors, managers or trustees of such corporation, partnership, limited liability company, association or other entity (irrespective of whether or not at the time stock or other interest of any other class or classes of such person shall have or might have voting power by reason of the happening of any contingency) is at the time owned by us, or owned by one or more subsidiaries, or owned by us and one or more subsidiaries.
      “suretyship liability” means any agreement, undertaking or arrangement by which any subsidiary guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability of any other subsidiary (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other subsidiary. The amount of any subsidiary’s obligation in respect of any suretyship liability will (subject to any limitation set forth therein) be deemed to be the principal amount of the debt, obligation or other liability supported thereby.
      “Treasury Yield” means, with respect to any fixed-rate notes being redeemed, the yield to maturity implied by (i) the yields reported as of the second business day prior to the redemption date, on (a) the Bloomberg Financial Markets News screen PX1 or the equivalent screen provided by Bloomberg Financial Markets News, or (b) if such on-line market data is not at that time provided by Bloomberg Financial Markets News, on the display designated as “Page 500” on the Moneyline Telerate service (or such other display as may replace Page 500 on the Moneyline Telerate service), in any case for actively traded U.S. Treasury securities having a maturity equal to the remaining term of those fixed-rate notes as of the redemption date, or (ii) if such yields are not reported at that time or the yields reported as of that time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series yields reported, for the latest day for which such yields have been so reported at that time, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the remaining term of those fixed-rate notes as of such redemption date. Such implied yield will be determined, if necessary, by (x) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (y) interpolating linearly between (1) the actively traded U.S. Treasury security with a maturity closest to and greater than the remaining term of those fixed-rate notes and (2) the actively traded U.S. Treasury security with a maturity closest to and less than the remaining term of those fixed-rate notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following summary describes, in the case of U.S. holders, the material U.S. federal income tax consequences and, in the case of, non-U.S. holders, the material U.S. federal income and estate tax consequences, of the acquisition, ownership and disposition of the new notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you were an initial purchaser of the notes who acquired the old notes at their original issue price within the meaning of Section 1273 of the Code and hold the old notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the new notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•	a person who acquires the new notes in connection with your employment or other performance of services.
      In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
      THE FOLLOWING DISCUSSION OF U.S. FEDERAL INCOME TAX MATTERS IS WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE NEW NOTES AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY A TAXPAYER FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL INCOME TAX PENALTIES THAT MAY BE IMPOSED. INVESTORS CONSIDERING THE EXCHANGE OF THE OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders
      As explained below, the U.S. federal income tax consequences of acquiring, owning and disposing of the new notes depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are beneficial owner of new notes and for U.S. federal income tax purposes are:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;
      and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.
      If a partnership holds the new notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor.
Payment of Interest
      All of the new notes bear interest at a fixed rate or will bear interest at a floating rate that is an objective rate under the rules regarding original issue discount. In both cases, you generally must include this interest in your gross income as ordinary interest income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.
      In certain circumstances, we may be obligated to pay you amounts in excess of stated interest or principal on the new notes. For example, we would have to pay additional interest to you in certain circumstances described in “Description of the Notes — Principal Amount; Maturity and Interest — Interest Rate Adjustments.” In addition, in certain cases we will be able to call the new notes for redemption at a price that may include an additional amount in excess of the principal amount of the new notes. According to Treasury Regulations, the possibility of additional interest being paid to you will not affect the amount of interest income you recognize in advance of the payment of any additional interest if there is only a remote chance as of the date the new notes were issued that you will receive additional interest. We believe that the likelihood that we will pay additional interest is remote. Therefore, we do not intend to treat the potential payment of additional interest as part of the yield to maturity of any new notes. Similarly, we intend to take the position that the likelihood of a redemption of the new notes is remote and likewise do not intend to treat the possibility of any premium payable on a redemption as affecting the yield to maturity of any new notes. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it could affect the amount and timing of the income that you must recognize. If we pay additional interest on the new notes, you will be required to recognize additional income. If we pay a premium, the premium could be treated as capital gain under the rules described under “— Sale, Exchange or Redemption of Notes.” If we voluntarily redeem the new notes, you should consult your tax advisor regarding the appropriate treatment of any additional interest or premium you receive.

Sale, Exchange or Redemption of New Notes
      You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the new notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the new notes. Additionally, you will recognize gain or loss if we legally defease your new notes within one year of the date the new notes are to become due and payable (or called for redemption), measured generally by the difference between the fair market value of your new notes and your adjusted tax basis in the new notes at the time that the notes are defeased. Your adjusted tax basis in a new note generally will equal your cost of the old note, less any principal payments received by you. Gain or loss on the disposition of new notes will generally be capital gain or loss and will be long-term gain or loss if the new notes have been held for more than one year at the time of such disposition. In general, for individuals, long-term capital gains are taxed at a maximum rate of 15% for exchanges occurring prior to January 1, 2009 (and 20% for exchanges occurring on or after such date) and short-term capital gains are taxed at a maximum rate of 35% (although without further congressional action, this rate will increase to 39.6% in 2011). You should consult your tax advisor regarding the treatment of capital gains and losses.
Exchange of Notes Pursuant to Exchange Offer
      Pursuant to this prospectus, holders of the old notes will have the opportunity to exchange their old notes for new notes that are identical in all material respects to the old notes (except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes) and that will be registered under the Securities Act. The exchange of an old note for a new note pursuant to the exchange offer will not result in a taxable exchange to holders of the old notes.
      Accordingly,

•	you will not recognize gain or loss upon receipt of a new note;

•	the adjusted tax basis of the new note you receive will be the same as your adjusted tax basis in the old note exchanged therefor; and

•	the holding period of the new note you receive will include your holding period of the old note exchanged therefor.
Information Reporting and Backup Withholding Tax
      In general, information reporting requirements will apply to payments to certain noncorporate U.S. Holders of principal and interest on a new note and the proceeds of the sale of a new note. If you are a U.S. Holder, you may be subject to backup withholding when you receive interest with respect to the new notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the new notes. The backup withholding rate currently is 28%; without congressional action, this rate will increase to 31% in 2011. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

•	your correct taxpayer identification number; and

•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.
      If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form in a timely manner, you may be subject to penalties imposed by the IRS.

      Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.
      Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish required information to the IRS.
      We will report to the U.S. Holders of new notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.
Non-U.S. Holders
      As used herein, the term, “Non-U.S. Holder” means any beneficial owner of a new note that is not a U.S. Holder.
      Payment of Interest: Generally, subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, interest income that is not effectively connected with a United States trade or business will not be subject to a U.S. withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank which acquired the new notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your Non-U.S. Holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.
      Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.
      Interest on new notes not exempted from U.S. withholding tax as described above and not effectively connected with a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to, each Non-U.S. Holder.
      Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner, for U.S. federal income tax purposes, as a U.S. Holder with respect to interest if the interest income is effectively connected with your conduct of a U.S. trade or business. If you are a corporate Non-U.S. Holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to federal income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.
      To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.
      Sale, Exchange or Redemption of Notes: If you are a Non-U.S. Holder of a new note, generally you will not be subject to the United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the new note, unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition (as determined under the Code) and certain other conditions are met; or

•	you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.
     Exchange of Notes Pursuant to Exchange Offer:
      As discussed with respect to U.S. Holders of the old notes, the exchange of an old note for a new note pursuant to the exchange offer will not result in a taxable exchange to Non-U.S. Holders of the old notes.
      Accordingly,

•	you will not recognize gain or loss upon receipt of a new note;

•	the adjusted tax basis of the new note you receive will be the same as your adjusted tax basis in the old note exchanged therefor; and

•	the holding period of the new note you receive will include your holding period of the old note exchanged therefor.
      Death of a Non-U.S. Holder: If you are an individual Non-U.S. Holder and you hold a new note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, so long as you are not subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates and provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such new note would not have been effectively connected with your conduct of a trade or business within the United States.
      Information Reporting and Backup Withholding Tax: If you are a Non-U.S. Holder, U.S. backup withholding tax will not apply to payments of interest on a new note if you provide the statement described in “— Payment of Interest,” provided that the payor does not have actual knowledge that you are a U.S. person. Information reporting requirements may continue to apply, however, to payments of interest on a new note with respect to Non-U.S. Holders.
      Information reporting will not apply to any payment of the proceeds of the sale of a new note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

(i) is a U.S. person;

(ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

(iii) is a controlled foreign corporation for U.S. federal income tax purposes; or

(iv) is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.
Notwithstanding the foregoing, payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will not be subject to information reporting if the broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of any sale effected outside the United States by a foreign office of a broker is not subject to backup withholding. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described in “— Payment of Interest” or otherwise establish an exemption.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.
      We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of these methods of resale,
      at market prices prevailing at the time of resale, at prices related to prevailing market prices, or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS
      The validity of the new notes will be passed upon for us by our special counsel, Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.
EXPERTS
      The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act that registers the notes offered in this exchange offer. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the notes, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
      You may read and copy the registration statement, and the exhibits and schedules to the registration statement, at the public reference room maintained by the Securities and Exchange Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates.
      We intend to furnish the holders of the notes with annual reports containing consolidated financial statements audited by an independent registered public accounting firm following the end of each year and with quarterly reports containing consolidated unaudited summary financial information for each of the first three quarters of each year following the end of each such quarter.
      The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information about issuers, including ResCap, that file electronically with the Commission. The address of that site is http://www.sec.gov.
      Upon completion of this exchange offer, we will be become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports and other information with the Securities and Exchange Commission.

RESIDENTIAL CAPITAL CORPORATION

RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
June 30, 2005 and December 31, 2004

	June 30,	December 31,
	2005	2004

	(Unaudited)
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$2,189,389	$899,083
Mortgage loans held for sale	15,020,270	14,032,781
Trading securities	3,721,971	2,714,700
Available for sale securities	1,371,605	1,244,658
Mortgage loans held for investment, net	55,620,794	56,835,356
Lending receivables, net	10,536,742	9,357,397
Mortgage servicing rights, net	3,246,327	3,365,992
Accounts receivable	1,884,035	2,110,417
Investments in real estate and other	1,526,385	1,397,246
Goodwill	450,026	454,278
Other assets	2,757,767	1,937,556

Total assets	$98,325,311	$94,349,464

LIABILITIES
Borrowings:
Affiliate borrowings	$8,253,463	$10,006,242
Collateralized borrowings in securitization trusts	46,535,191	50,708,476
Other borrowings	29,418,253	23,703,650

Total borrowings	84,206,907	84,418,368
Deposit liabilities	2,990,996	1,664,970
Other liabilities	4,066,726	3,900,381

Total liabilities	91,264,629	89,983,719

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value (1,000 shares authorized, issued and outstanding) and paid-in capital	3,350,459	1,246,778
Retained earnings	3,582,182	2,959,961
Accumulated other comprehensive income	128,041	159,006

Total stockholder’s equity	7,060,682	4,365,745

Total liabilities and stockholder’s equity	$98,325,311	$94,349,464

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended June 30		Six Months Ended June 30

	2005	2004	2005	2004

	(Unaudited)
	(Dollars in thousands)
Revenue
Interest income	$1,355,130	$1,256,924	$2,671,737	$2,358,670
Interest expense	850,061	555,334	1,615,971	1,060,566

Net interest income	505,069	701,590	1,055,766	1,298,104
Provision for loan losses	142,094	196,633	297,926	379,852

Net interest income after provision for loan losses	362,975	504,957	757,840	918,252
Gain on sale of mortgage loans, net	150,604	218,000	480,247	420,435
Servicing fees	345,256	312,545	686,023	616,169
Amortization and impairment of servicing rights	(306,929)	(135,584)	(446,709)	(451,547)
Servicing asset valuation and hedge gain (loss), net	161,128	(115,725)	93,267	14,678

Net servicing fees	199,455	61,326	332,581	179,300
Gain on investment securities, net	103,469	57,119	175,584	68,282
Real estate related revenues	193,685	179,957	325,059	289,847
Other income	88,217	78,819	154,671	168,649

Total net revenue	1,098,405	1,100,088	2,225,982	2,044,765
Expenses
Compensation and benefits	364,875	329,007	684,806	613,270
Professional fees	46,085	48,886	96,383	93,323
Data processing and telecommunications	47,628	46,741	97,073	92,791
Advertising	46,613	37,383	85,918	70,921
Occupancy	30,837	26,433	60,404	51,619
Other	103,320	124,653	213,501	246,210

Total expenses	639,358	613,103	1,238,085	1,168,134

Income before income tax expense	459,047	486,985	987,897	876,631
Income tax expense	158,621	214,147	365,676	369,086

Net Income	$300,426	$272,838	$622,221	$507,545

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
Six Months Ended June 30, 2005 and 2004

	Common			Accumulated
	Stock and			Other	Total
	Paid-in	Retained	Comprehensive	Comprehensive	Stockholder’s
	Capital	Earnings	Income	Income	Equity

	(Unaudited)
	(Dollars in thousands)
Balance at January 1, 2005	$1,246,778	$2,959,961		$159,006	$4,365,745
Net income	—	622,221	$622,221	—	622,221
Capital contributions	2,103,681	—	—	—	2,103,681
Other comprehensive income, net of tax:
Unrealized loss on investment securities	—	—	(7,337)	—	(7,337)
Foreign currency translation adjustment	—	—	(17,696)	—	(17,696)
Unrealized loss on derivatives	—	—	(5,932)	—	(5,932)

Other comprehensive income	—	—	(30,965)	(30,965)	—

Comprehensive income	—	—	$591,256	—	—

Balance at June 30, 2005	$3,350,459	$3,582,182		$128,041	$7,060,682

Balance at January 1, 2004	$1,193,592	$1,991,749		$666	$3,186,007
Net income	—	507,545	$507,545	—	507,545
Other comprehensive income, net of tax:
Unrealized loss on investment securities	—	—	(1,258)	—	(1,258)
Foreign currency translation adjustment	—	—	1,377	—	1,377
Unrealized gain on derivatives	—	—	130,027	—	130,027

Other comprehensive income	—	—	130,146	130,146	—

Comprehensive income	—	—	$637,691	—	—

Balance at June 30, 2004	$1,193,592	$2,499,294		$130,812	$3,823,698

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30

	2005	2004

	(Unaudited)
	(Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$622,221	$507,545
Reconciliation of net income to net cash provided by (used in) operating activities:
Amortization and impairment of mortgage servicing rights	446,709	451,547
Depreciation and amortization	358,177	177,932
Provision for loan losses	297,926	379,852
Gain on sale of mortgage loans, net	(480,247)	(420,435)
Net gain on sale of other assets	(26,177)	(18,208)
Gain on valuation of derivatives	(304,942)	(54,219)
Gain on investment securities	(73,494)	(10,177)
Equity in earnings of investees in excess of cash received	(66,227)	(62,952)
Loss (gain) on valuation of mortgage servicing rights	338,004	(237,663)
Originations and purchases of mortgage loans held for sale	(72,938,327)	(59,630,492)
Proceeds from sales and repayments of mortgage loans held for sale	72,044,510	60,507,875
Deferred income tax	(36,917)	578,617
Net change in:
Trading securities	(952,148)	982,793
Accounts receivable	214,267	(34,532)
Other assets	373,805	1,153,625
Other liabilities	(467,655)	(1,251,965)

Net cash provided by (used in) operating activities	(650,515)	3,019,143
CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in lending receivables	(1,100,635)	(1,100,260)
Originations and purchases of mortgage loans held for investment	(10,261,633)	(18,412,685)
Proceeds from sales and repayments of mortgage loans held for investment	10,984,007	7,123,256
Purchases of available for sale securities	(562,741)	(382,056)
Proceeds from sales and repayments of available for sale securities	444,958	11,695
Originations and purchases of mortgage servicing rights, net of sales	(665,048)	(766,478)
Purchase of and advances to investments in real estate and other	(428,821)	(267,429)
Proceeds from sales of and returns of investments in real estate and other	373,444	351,072
Other, net	118,152	215,227

Net cash used in investing activities	(1,098,317)	(13,227,658)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in affiliate borrowings	212,325	(208,840)
Net increase (decrease) in other short-term borrowings	739,923	(235,761)
Proceeds from issuance of collateralized borrowings in securitization trusts	6,829,583	17,016,524
Repayments of collateralized borrowings in securitization trusts	(10,817,845)	(7,180,469)
Proceeds from other long-term borrowings	4,825,963	—
Repayments of other long-term borrowings	(64,268)	(209,124)
Increase in deposit liabilities	1,326,026	650,680

Net cash provided by financing activities	3,051,707	9,833,010
Effect of foreign exchange rates on cash and cash equivalents	(12,569)	2,021

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,290,306	(373,484)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	899,083	941,093

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,189,389	$567,609

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS:
Capital contribution through forgiveness of affiliate borrowings	$2,000,000	$—
Capital contributions of lending receivables	103,681	—
The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	Basis of Presentation
      Residential Capital Corporation (the Company) is a wholly-owned subsidiary of GMAC Mortgage Group, Inc. (the Group), which is a wholly-owned subsidiary of General Motors Acceptance Corporation (GMAC). GMAC is a wholly-owned subsidiary of General Motors Corporation (GM).
      The Company did not conduct any operations prior to the contribution of GMAC Residential Holding Corp. and GMAC-RFC Holding Corp. in March of 2005 by the Group to the Company. Prior to the contribution, all of the entities, including the Company, were under the common control of the Group. Accordingly, the contribution of the net assets of GMAC Residential Holding Corp. and GMAC-RFC Holding Corp. were accounted for at their historical carrying values at the date of transfer. All prior periods have been presented as if the previously separate entities were combined. The Company conducts its operations primarily through four operating business segments: GMAC Residential, Residential Capital Group, Business Capital Group and International Business Group.
      The condensed consolidated financial statements as of June 30, 2005 and for the three and six month periods ended June 30, 2005 and 2004 are unaudited but, in management’s opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods.
      The interim period consolidated financial statements, including the related notes, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States of America (GAAP). These interim period condensed consolidated financial statements should be read in conjunction with the Company’s audited combined financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 included in the Form 10 filed with the United States Securities and Exchange Commission on July 15, 2005.

Recently Issued Accounting Standards
      Statement of Position 03-3 — In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), that addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 does not apply to loans originated by the Company. SOP 03-3 limits the accretable yield to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows expected at acquisition over the investor’s initial investment in the loan and it prohibits carrying over or creating a valuation allowance for the excess of contractual cash flows over cash flows expected to be collected in the initial accounting of a loan acquired in a transfer. SOP 03-3 and the required disclosures were effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of SOP 03-3 did not have a material impact on the Company’s financial condition or results of operations.
      Statement of Financial Accounting Standards No. 154 — In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 154, Accounting Changes and Error Corrections (SFAS 154), that addresses accounting for changes in accounting principle, changes in accounting estimates, changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions and error correction. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and error correction unless impracticable to do so. SFAS 154 states an exception to retrospective application when a change in accounting principle, or the method of applying it, may be inseparable from the effect of a change in accounting estimate. When a change in principle is inseparable from a change in estimate, such as depreciation, amortization or depletion, the change to the financial statements is to be presented in a

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
prospective manner. SFAS 154 and the required disclosures are effective for accounting changes and error corrections in fiscal years beginning after December 15, 2005.

2.	Trading Securities
      Trading securities were as follows:

	June 30,	December 31,
	2005	2004

	(In thousands)
Mortgage and asset-backed securities	$1,535,601	$1,141,460
Residual interests	1,098,791	1,033,544
Interest-only securities	189,451	187,835
Principal-only securities	24,707	200,666
U.S. Treasury securities	872,555	150,375
Other	866	820

Total	$3,721,971	$2,714,700

Net unrealized gains	$123,802	$29,895
Pledged as collateral	2,366,791	2,252,532
      Retained interests from the Company’s off-balance sheet securitizations are retained in the form of mortgage-backed securities, residual interests, interest-only strips and principal-only strips. At June 30, 2005, trading securities totaling $1.3 billion are retained interests from the Company’s off-balance sheet securitizations.

3.	Available for Sale Securities
      The cost, fair value, and gross unrealized gains and losses on available for sale securities were as follows:

	June 30, 2005

		Gross Unrealized

	Cost	Gains	Losses	Fair Value

	(In thousands)
Debt securities:
U.S. Treasury securities	$1,251,621	$2,912	$(2,346)	$1,252,187
Mortgage-backed securities	88,232	141	(588)	87,785
Interest-only securities(a)	4,056	1,081	—	5,137
Principal-only securities	226	158	—	384
States & political subdivisions	4,999	—	(36)	4,963
Other	20,309	142	—	20,451

Total debt securities	1,369,443	4,434	(2,970)	1,370,907
Equity securities	1,500	—	(802)	698

Total	$1,370,943	$4,434	$(3,772)	$1,371,605

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

	December 31, 2004

		Gross Unrealized

	Cost	Gains	Losses	Fair Value

	(In thousands)
Debt securities:
U.S. Treasury securities	$1,103,087	$12,889	$(1,444)	$1,114,532
Mortgage-backed securities	98,293	4,543	(4,778)	98,058
Interest-only securities(a)	6,047	838	—	6,885
Principal-only securities	314	361	—	675
States & political subdivisions	5,096	—	—	5,096
Other	9,797	144	—	9,941

Total debt securities	1,222,634	18,775	(6,222)	1,235,187
Equity securities	10,099	—	(628)	9,471

Total	$1,232,733	$18,775	$(6,850)	$1,244,658

(a)	These interest-only securities are retained interests from the Company’s off-balance sheet securitizations.
      The Company had other than temporary impairment writedowns of $0.7 and $1.9 million for the six months ended June 30, 2005 and 2004, respectively.
      The following table presents gross gains and losses realized upon the sales of available for sale securities reported in gain (loss) on investment securities:

Six Months Ended June 30,	2005	2004

	(In thousands)
Gross realized gains	$22,511	$—
Gross realized losses	(1,378)	(740)

Net realized gains (losses)	$21,133	$(740)

      Investment securities that were in an unrealized loss position as of June 30, 2005 had a fair value of $477.6 million and gross unrealized losses of $3.8 million. The fair value of these securities in a continuous loss position less than twelve months was $458.8 million with gross unrealized losses of $2.6 million. In the opinion of management, there were not any available for sale securities deemed to be other than temporarily impaired as of June 30, 2005.
      The Company has pledged as collateral, available for sale investment securities with carrying amounts totaling $1.3 billion at June 30, 2005 in connection with certain borrowings.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

4.	Mortgage Loans Held for Investment
      Mortgage loans held for investment consisted of the following:

	June 30,	December 31,
	2005	2004

	(In thousands)
Prime conforming	$1,413,186	$972,705
Prime non-conforming	5,984,181	4,937,544
Nonprime	45,838,628	47,425,595
Prime second-lien	3,317,282	4,370,767
Government	1,115	1,699

Total	56,554,392	57,708,310
Less allowance for loan losses	(933,598)	(872,954)

Total, net	$55,620,794	$56,835,356

      At June 30, 2005, the unpaid principal balance of mortgage loans held for investment relating to securitization transactions accounted for as collateralized borrowings in securitization trusts and pledged as collateral totaled $47.4 billion. The investors in these on-balance sheet securitizations and the securitization trusts have no recourse to the Company’s other assets beyond the loans pledged as collateral. Additionally at June 30, 2005, the Company pledged mortgage loans held for investment of $7.4 billion as collateral for other secured borrowings.
      At June 30, 2005, mortgage loans held for investment on nonaccrual status totaled $5.1 billion. If nonaccrual mortgage loans held for investment had performed in accordance with their original terms, the Company would have recorded additional interest income of approximately $181.0 and $124.3 million during the six months ended June 30, 2005 and 2004, respectively.
      The Company mitigates some of the credit risk associated with holding certain of the mortgage loans for investment by purchasing mortgage insurance. Mortgage loans with an unpaid principal balance of $4.8 billion at June 30, 2005 have limited protection through this insurance.

5.	Lending Receivables
      The composition of lending receivables was as follows:

	June 30,	December 31,
	2005	2004

	(In thousands)
Warehouse	$6,369,581	$5,481,622
Construction	2,407,971	2,174,688
Commercial business	1,076,984	1,086,405
Healthcare	588,614	399,770
Commercial real estate	207,582	311,659
Other	46,792	44,976

Total	10,697,524	9,499,120
Less allowance for loan losses	(160,782)	(141,723)

Total, net	$10,536,742	$9,357,397

      At June 30, 2005, the Company pledged lending receivables of $7.6 billion as collateral for certain borrowings.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

6.	Allowance for Loan Losses
      The following is a summary of the activity in the allowance for loan losses for the six months ended June 30, 2005 and 2004 (in thousands):

	Mortgage
	Loans Held
	for	Lending
	Investment	Receivables	Total

Balance at January 1, 2005	$872,954	$141,723	$1,014,677
Provision for loan losses	276,575	21,351	297,926
Charge-offs	(239,072)	(2,552)	(241,624)
Recoveries	23,141	260	23,401

Balance at June 30, 2005	$933,598	$160,782	$1,094,380

Balance at January 1, 2004	$490,991	$126,959	$617,950
Provision for loan losses	363,238	16,614	379,852
Charge-offs	(194,090)	(20,054)	(214,144)
Recoveries	6,280	104	6,384

Balance at June 30, 2004	$666,419	$123,623	$790,042

7.	Mortgage Servicing Rights
      The following table summarizes the Company’s activity related to mortgage servicing rights:

	2005	2004

	(In thousands)
Balance at January 1	$4,294,846	$4,333,609
Originations and purchases, net of sales	665,048	766,478
Amortization	(487,467)	(370,276)
Valuation adjustments for hedge accounting	(338,004)	237,663
Other than temporary impairment	(20,514)	(340,285)

Balance at June 30	4,113,909	4,627,189
Valuation allowance	(867,582)	(890,288)

Carrying value at June 30	$3,246,327	$3,736,901

Estimated fair value at June 30	$3,259,000	$3,739,000

      The following table summarizes the Company’s activity related to changes in the valuation allowance for impairment of mortgage servicing rights:

	2005	2004

	(In thousands)
Balance at January 1	$928,854	$1,149,302
Additions (deductions)	(40,758)	81,271
Other than temporary impairment	(20,514)	(340,285)

Balance at June 30	$867,582	$890,288

      The Company’s other than temporary impairment recorded during the six months ended June 30, 2005 and 2004 had no impact on the results of operations or financial condition of the Company.
      At June 30, 2005, the Company pledged mortgage servicing rights of $412.0 million as collateral for borrowings.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

8.	Borrowings
      Borrowings were as follows:

	June 30,	December 31,
	2005	2004

	(In thousands)
Affiliate borrowings	$8,253,463	$10,006,242
Collateralized borrowings in securitization trusts(a)	46,535,191	50,708,476
Other borrowings:
Secured aggregation facilities	11,048,572	9,867,955
Repurchase agreements	8,844,800	6,598,433
Senior unsecured notes(a)	3,996,963	—
FHLB advances — short-term	800,000	853,000
FHLB advances — long-term(a)	1,293,000	654,000
Debt collateralized by mortgage loans	1,333,058	736,538
Investor custodial funds	162,531	1,915,061
Third-party bank credit facilities	157,500	766,500
Securities purchased under forward contracts	—	226,844
Other — short-term	1,589,279	1,899,196
Other — long-term(a)	192,550	186,123

Total other borrowings	29,418,253	23,703,650

Total borrowings	$84,206,907	$84,418,368

(a)	Represents borrowings with an original contractual maturity in excess of one year.
      The following summarizes assets that are restricted as collateral for the payment of certain debt obligations:

	June 30,	December 31,
	2005	2004

	(In thousands)
Mortgage loans held for investment	$54,768,453	$55,370,161
Mortgage loans held for sale	11,448,836	10,996,204
Lending receivables	7,639,302	5,426,695
Trading securities	2,366,791	2,213,045
Available for sale securities	1,252,188	1,114,532
Servicing advances	640,831	—
Mortgage servicing rights	412,004	444,601
Other assets	447,878	143,196

Total assets restricted as collateral	$78,976,283	$75,708,434

Related secured debt	$70,494,633	$69,933,446

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

9.	Deposit Liabilities
      Deposit liabilities were as follows:

	June 30,	December 31,
	2005	2004

	(In thousands)
Non-interest bearing deposits	$1,811,728	$1,302,677
NOW and money market checking accounts	381,508	353,609
Certificates of deposit	797,760	8,684

Total	$2,990,996	$1,664,970

      Non-interest bearing deposits represent third-party escrows associated with the Company’s loan servicing portfolio. The escrow deposits are not subject to an executed agreement and can be withdrawn without penalty at any time. As of June 30, 2005, certificates of deposit included $673.4 million of brokered certificates of deposit.

10.	Derivative Instruments
      The Company’s risk management objectives are to minimize market risk and cash flow volatility associated with interest rate, prepayment, and basis risks related to certain assets and liabilities. Derivative financial instruments are used as part of the Company’s risk management policy to manage risk related to specific groups of assets and liabilities, including trading securities, mortgage loans held for sale, mortgage loans held for investment, mortgage servicing rights and collateralized borrowings in securitization trusts. The Company also utilizes foreign currency swaps and forward contracts to hedge foreign currency denominated assets and liabilities. In addition, the Company holds derivative instruments such as commitments to purchase or originate mortgage loans that it has entered into in the normal course of business.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
      The following table summarizes the pretax earnings impact of the changes in fair value for each type of accounting hedge classification segregated by the asset or liability hedged:

Six months ended June 30,	2005	2004	Income Statement Classification

	(In millions)
Fair value hedge ineffectiveness gain (loss):
Mortgage servicing rights	$9.1	$41.7	Servicing asset valuation and hedge gain
Mortgage loans held for sale	(14.7)	(5.1)	Gain on sale of mortgage loans
Senior unsecured notes	(1.6)	—	Interest expense
Cash flow hedges ineffectiveness gain (loss):
Debt and future debt issuance	0.3	(1.5)	Interest expense
Derivatives not designated as accounting hedges:
Mortgage loans held for sale and investment	(40.2)	(11.5)	Gain on sale of mortgage loans
Foreign currency debt	0.4	(8.4)	Interest expense
Mortgage servicing rights	38.6	(128.8)	Servicing asset valuation and hedge gain
Mortgage-related securities	(33.8)	(81.5)	Gain (loss)on investment securities
Other	(3.9)	(4.2)	Interest expense

Total	$(45.8)	$(199.3)

      In addition, net gains on fair value hedges excluded from assessment of effectiveness totaled $45.5 and $132.6 million for the six months ended June 30, 2005 and 2004, respectively.

11.	Related Party Transactions
      The Company incurred interest expense of $150.1 and $42.4 million for the six months ended June 30, 2005 and $111.6 and $36.3 million for the six months ended June 30, 2004 related to borrowings from GMAC and other GM affiliated entities, respectively.
      The Company pays GMAC fees to guarantee the notes payable and other borrowings of its international subsidiaries. The Company paid GMAC fees of $0.8 and $0.6 million for the six months ended June 30, 2005 and 2004, respectively. The Company has agreed to reimburse GMAC for any losses related to these guarantees.
      The Company has entered into an agreement with GM to provide certain services through its call center operations. In exchange for these services, the Company received $1.8 and $7.1 million from GM during the six months ended June 30, 2005 and 2004, respectively.
      The Company provides working capital funding and construction lending financing for a subsidiary of an equity method investee. The subsidiary of the investee had outstanding working capital balances of $32.0 million at June 30, 2005. The Company recognized interest income of $1.7 and $1.9 million for the six months ended June 30, 2005 and 2004, respectively, on these balances. The subsidiary of the investee had an outstanding construction lending receivable balance of $118.8 million at June 30, 2005. The Company recognized interest income on these receivables of $3.6 and $2.7 million for the six months ended June 30, 2005 and 2004, respectively.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
      The Company provides working capital and warehouse funding to other equity method investees. The investees had outstanding working capital balances of $3.4 million at June 30, 2005. The Company recognized interest income of $0.1 and $0.2 million for the six months ended June 30, 2005 and 2004, respectively, on these balances. The outstanding warehouse lending receivable balance for the investees was $194.9 million as of June 30, 2005. The Company recognized interest income on these receivables of $3.7 and $1.8 million for the six months ended June 30, 2005 and 2004, respectively. The Company purchased $105.7 and $410.8 million of loans at market prices from the investee during the first six months of 2005 and 2004, respectively.
      The Company had short-term receivables from unconsolidated affiliates of $13.9 million included within accounts receivable at June 30, 2005.

12.	Segment Information
      Financial results for the Company’s reportable operating segments were as follows:

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Three Months Ended June 30,	Residential	Group	Group	Group	and other	Eliminations	Consolidated

	(In thousands)
2005
Net interest income	$70,526	$335,216	$35,757	$47,340	$16,230	$—	$505,069
Provision for loan losses	4,002	(132,091)	(12,191)	(2,074)	260	—	(142,094)
Other revenue	301,001	153,047	66,260	84,607	130,515	—	735,430

Total net revenue	375,529	356,172	89,826	129,873	147,005	—	1,098,405
Operating expenses	225,155	200,203	20,829	60,699	132,472	—	639,358

Income before income tax expense	150,374	155,969	68,997	69,174	14,533	—	459,047
Income tax expense (benefit)	57,540	58,472	25,657	20,650	(3,698)	—	158,621

Net income	$92,834	$97,497	$43,340	$48,524	$18,231	$—	$300,426

Total assets	$19,420,718	$64,653,984	$4,959,319	$8,191,500	$12,080,166	$(10,980,376)	$98,325,311

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Three Months Ended June 30,	Residential	Group	Group	Group	and other	Eliminations	Consolidated

	(In thousands)
2004
Net interest income (expense)	$90,814	$559,707	$31,440	$24,917	$(5,288)	$—	$701,590
Provision for loan losses	(1,193)	(194,379)	(150)	(760)	(151)	—	(196,633)
Other revenue	262,694	70,922	49,444	74,968	137,103	—	595,131

Total net revenue	352,315	436,250	80,734	99,125	131,664	—	1,100,088
Operating expenses	192,191	212,914	14,344	48,032	145,622	—	613,103

Income (loss) before income tax expense	160,124	223,336	66,390	51,093	(13,958)	—	486,985
Income tax expense (benefit)	85,866	115,347	25,395	10,218	(22,679)	—	214,147

Net income	$74,258	$107,989	$40,995	$40,875	$8,721	$—	$272,838

Total assets	$15,462,040	$63,506,704	$3,895,319	$5,425,704	$169,530	$—	$88,459,297

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Six Months Ended June 30,	Residential	Group	Group	Group	and other	Eliminations	Consolidated

	(In thousands)
2005
Net interest income	$143,741	$751,265	$72,971	$77,458	$10,331	$—	$1,055,766
Provision for loan losses	2,899	(280,438)	(19,663)	(744)	20	—	(297,926)
Other revenue	579,072	345,821	116,298	144,080	282,871	—	1,468,142

Total net revenue	725,712	816,648	169,606	220,794	293,222	—	2,225,982
Operating expenses	429,588	414,955	38,039	119,111	236,392	—	1,238,085

Income before income tax expense	296,124	401,693	131,567	101,683	56,830	—	987,897
Income tax expense	124,099	152,662	49,640	30,513	8,762	—	365,676

Net income	$172,025	$249,031	$81,927	$71,170	$48,068	$—	$622,221

Total assets	$19,420,718	$64,653,984	$4,959,319	$8,191,500	$12,080,166	$(10,980,376)	$98,325,311

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Six Months Ended June 30,	Residential	Group	Group	Group	and other	Eliminations	Consolidated

	(In thousands)
2004
Net interest income (expense)	$165,158	$1,044,278	$53,143	$46,615	$(11,090)	$—	$1,298,104
Provision for loan losses	(2,709)	(369,764)	(5,359)	(1,774)	(246)	—	(379,852)
Other revenue	438,435	247,138	92,062	114,671	234,207	—	1,126,513

Total net revenue	600,884	921,652	139,846	159,512	222,871	—	2,044,765
Operating expenses	379,730	414,800	28,341	92,132	253,131	—	1,168,134

Income (loss) before income tax expense	221,154	506,852	111,505	67,380	(30,260)	—	876,631
Income tax expense (benefit)	109,908	223,747	42,651	13,738	(20,958)	—	369,086

Net income (loss)	$111,246	$283,105	$68,854	$53,642	$(9,302)	$—	$507,545

Total assets	$15,462,040	$63,506,704	$3,895,319	$5,425,704	$169,530	$—	$88,459,297

13.	Regulatory Matters
      Certain subsidiaries of the Company associated with the Company’s mortgage and real estate operations are required to maintain certain regulatory net worth requirements. Failure to meet minimum capital requirements can initiate certain mandatory actions by federal and state agencies that could have a material effect on the Company’s results of operations and financial condition. These entities were in compliance with these requirements throughout the six months ended June 30, 2005.
      As a federally chartered savings bank regulated by the Office of Thrift Supervision, GMAC Bank has complied with the following regulatory capital guidelines:

	Minimum	Minimum to be	June 30,	December 31,
	required	well-capitalized	2005	2004

Tier 1 leverage	4.0%	5.0%	10.4%	11.9%
Tier 1 risk-based capital	4.0	6.0	17.2	17.3
Total risk-based capital	8.0	10.0	17.3	17.5

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)

14.	Supplemental Financial Information
      The following supplemental financial information presents the consolidating condensed balance sheet, statement of income and statement of cash flows for the Company, the guarantor and non-guarantor subsidiaries. The senior unsecured notes issued by the Company are unconditionally and jointly and severally guaranteed by certain domestic subsidiaries.
      As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet future obligations. The Company and any guarantor subsidiary are able to control receipt of dividends and other payments from their respective subsidiaries subject to the satisfaction of covenants and conditions contained in any existing and future financing documents. Certain statutory restrictions or regulatory constraints may also restrict the payment of amounts to the Company or any guarantor subsidiary.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING BALANCE SHEET
JUNE 30, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$1,541,257	$118,184	$589,223	$(59,275)	$2,189,389
Mortgage loans held for sale	—	7,255,434	7,761,344	3,492	15,020,270
Trading securities	—	1,513,453	2,219,937	(11,419)	3,721,971
Available for sale securities	—	1,258,406	113,199	—	1,371,605
Mortgage loans held for investment, net	—	660,317	54,960,477	—	55,620,794
Lending receivables, net	—	2,420,592	8,126,035	(9,885)	10,536,742
Mortgage servicing rights, net	—	3,242,631	3,696	—	3,246,327
Accounts receivable	837	925,194	1,322,303	(364,299)	1,884,035
Investments in real estate and other	—	216,365	1,310,020	—	1,526,385
Goodwill	—	214,073	235,953	—	450,026
Other assets	24,491	5,212,518	2,045,486	(4,524,728)	2,757,767
Investment in and loans to subsidiaries	16,035,859	3,462,620	—	(19,498,479)	—

Total assets	$17,602,444	$26,499,787	$78,687,673	$(24,464,593)	$98,325,311

LIABILITIES
Borrowings:
Affiliate borrowings	$6,500,000	$10,874,000	$1,824,463	$(10,945,000)	$8,253,463
Collateralized borrowings in securitization trusts	—	1,220	46,545,390	(11,419)	46,535,191
Other borrowings	3,996,963	7,557,806	18,237,651	(374,167)	29,418,253

Total borrowings	10,496,963	18,433,026	66,607,504	(11,330,586)	84,206,907
Deposit liabilities	—	—	3,050,271	(59,275)	2,990,996
Other liabilities	44,799	3,011,278	5,578,710	(4,568,061)	4,066,726

Total liabilities	10,541,762	21,444,304	75,236,485	(15,957,922)	91,264,629

STOCKHOLDER’S EQUITY
Common stock and paid-in capital	3,350,459	1,350,460	1,282,608	(2,633,068)	3,350,459
Retained earnings	3,582,182	3,576,982	2,040,470	(5,617,452)	3,582,182
Accumulated other comprehensive income	128,041	128,041	128,110	(256,151)	128,041

Total stockholder’s equity	7,060,682	5,055,483	3,451,188	(8,506,671)	7,060,682

Total liabilities and stockholder’s equity	$17,602,444	$26,499,787	$78,687,673	$(24,464,593)	$98,325,311

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Three Months Ended June 30, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
Revenue
Interest income	$67,538	$259,162	$1,108,536	$(80,106)	$1,355,130
Interest expense	57,466	171,028	700,605	(79,038)	850,061

Net interest income	10,072	88,134	407,931	(1,068)	505,069
Provision for loan losses	—	33,634	108,460	—	142,094

Net interest income after provision for loan losses	10,072	54,500	299,471	(1,068)	362,975
Gain on sale of mortgage loans, net	—	80,088	70,851	(335)	150,604
Servicing fees	—	354,506	(8,709)	(541)	345,256
Amortization and impairment of servicing rights	—	(307,170)	241	—	(306,929)
Servicing asset valuation and hedge gain, net	—	161,128	—	—	161,128

Net servicing fees	—	208,464	(8,468)	(541)	199,455
Gain (loss) on investment securities, net	(1,553)	46,387	58,635	—	103,469
Real estate related revenues	—	59,009	134,676	—	193,685
Other income	1	18,787	93,404	(23,975)	88,217

Total net revenue	8,520	467,235	648,569	(25,919)	1,098,405
Expenses
Compensation and benefits	—	217,883	146,992	—	364,875
Professional fees	15	33,711	12,359	—	46,085
Data processing and telecommunications	—	36,179	11,449	—	47,628
Advertising	—	35,798	10,815	—	46,613
Occupancy	—	19,108	11,729	—	30,837
Other	85	92,997	51,504	(41,266)	103,320

Total expenses	100	435,676	244,848	(41,266)	639,358

Income before income tax expense	8,420	31,559	403,721	15,347	459,047
Income tax expense	3,220	14,299	135,236	5,866	158,621

Income before equity in net earnings of subsidiaries	5,200	17,260	268,485	9,481	300,426
Equity in net earnings of subsidiaries	295,226	277,966	—	(573,192)	—

Net income	$300,426	$295,226	$268,485	$(563,711)	$300,426

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Three Months Ended June 30, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
Revenue
Interest income	$—	$182,574	$1,081,188	$(6,838)	$1,256,924
Interest expense	—	91,518	472,121	(8,305)	555,334

Net interest income	—	91,056	609,067	1,467	701,590
Provision for loan losses	—	90,672	105,961	—	196,633

Net interest income after provision for loan losses	—	384	503,106	1,467	504,957
Gain on sale of mortgage loans, net	—	143,231	74,909	(140)	218,000
Servicing fees	—	321,657	(8,546)	(566)	312,545
Amortization and impairment of servicing rights	—	(135,676)	92	—	(135,584)
Servicing asset valuation and hedge loss, net	—	(84,889)	(30,836)	—	(115,725)

Net servicing fees	—	101,092	(39,290)	(566)	61,236
Gain (loss) on investment securities, net	—	(2,643)	59,762	—	57,119
Real estate related revenues	—	46,073	133,884	—	179,957
Other income	—	28,593	72,167	(21,941)	78,819

Total net revenue	—	316,730	804,538	(21,180)	1,100,088
Expenses
Compensation and benefits	—	191,994	137,013	—	329,007
Professional fees	—	38,496	10,390	—	48,886
Data processing and telecommunications	—	34,784	11,957	—	46,741
Advertising	—	30,604	6,779	—	37,383
Occupancy	—	16,793	9,640	—	26,433
Other	—	70,258	75,436	(21,041)	124,653

Total expenses	—	382,929	251,215	(21,041)	613,103

Income (loss) before income tax expense	—	(66,199)	553,323	(139)	486,985
Income tax expense	—	20,811	193,385	(49)	214,147

Income (loss) before equity in net earnings of subsidiaries	—	(87,010)	359,938	(90)	272,838
Equity in net earnings of subsidiaries	—	359,848	—	(359,848)	—

Net income	$—	$272,838	$359,938	$(359,938)	$272,838

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Six Months Ended June 30, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
Revenue
Interest income	$67,538	$470,818	$2,223,286	$(89,905)	$2,671,737
Interest expense	57,466	290,341	1,359,117	(90,953)	1,615,971

Net interest income	10,072	180,477	864,169	1,048	1,055,766
Provision for loan losses	—	88,447	209,479	—	297,926

Net interest income after provision for loan losses	10,072	92,030	654,690	1,048	757,840
Gain on sale of mortgage loans, net	—	251,514	228,216	517	480,247
Servicing fees	—	700,543	(13,472)	(1,048)	686,023
Amortization and impairment of servicing rights	—	(447,275)	566	—	(446,709)
Servicing asset valuation and hedge gain, net	—	93,267	—	—	93,267

Net servicing fees	—	346,535	(12,906)	(1,048)	332,581
Gain (loss) on investment securities, net	(1,553)	100,620	76,517	—	175,584
Real estate related revenues	—	105,723	219,336	—	325,059
Other income	1	37,109	168,923	(51,362)	154,671

Total net revenue	8,520	933,531	1,334,776	(50,845)	2,225,982
Expenses
Compensation and benefits	—	426,506	258,300	—	684,806
Professional fees	15	74,470	21,898	—	96,383
Data processing and telecommunications	—	69,327	27,746	—	97,073
Advertising	—	68,421	17,497	—	85,918
Occupancy	—	37,762	22,642	—	60,404
Other	85	161,644	119,478	(67,706)	213,501

Total expenses	100	838,130	467,561	(67,706)	1,238,085

Income before income tax expense	8,420	95,401	867,215	16,861	987,897
Income tax expense	3,220	65,354	290,686	6,416	365,676

Income before equity in net earnings of subsidiaries	5,200	30,047	576,529	10,445	622,221
Equity in net earnings of subsidiaries	617,021	586,974	—	(1,203,995)	—

Net income	$622,221	$617,021	$576,529	$(1,193,550)	$622,221

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Six Months Ended June 30, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
Revenue
Interest income	$—	$371,817	$1,997,853	$(11,000)	$2,358,670
Interest expense	—	170,709	902,324	(12,467)	1,060,566

Net interest income	—	201,108	1,095,529	1,467	1,298,104
Provision for loan losses	—	161,345	218,507	—	379,852

Net interest income after provision for loan losses	—	39,763	877,022	1,467	918,252
Gain on sale of mortgage loans, net	—	254,843	171,400	(5,808)	420,435
Servicing fees	—	634,068	(16,432)	(1,467)	616,169
Amortization and impairment of servicing rights	—	(451,738)	191	—	(451,547)
Servicing asset valuation and hedge gain (loss), net	—	45,514	(30,836)	—	14,678

Net servicing fees	—	227,844	(47,077)	(1,467)	179,300
Gain on investment securities, net	—	40,204	28,078	—	68,282
Real estate related revenues	—	77,832	212,015	—	289,847
Other income	—	67,348	141,604	(40,303)	168,649

Total net revenue	—	707,834	1,383,042	(46,111)	2,044,765
Expenses
Compensation and benefits	—	380,437	232,833	—	613,270
Professional fees	—	74,036	19,287	—	93,323
Data processing and telecommunications	—	69,168	23,623	—	92,791
Advertising	—	58,779	12,142	—	70,921
Occupancy	—	33,022	18,597	—	51,619
Other	—	152,537	133,976	(40,303)	246,210

Total expenses	—	767,979	440,458	(40,303)	1,168,134

Income (loss) before income tax expense	—	(60,145)	942,584	(5,808)	876,631
Income tax expense	—	33,793	337,326	(2,033)	369,086

Income (loss) before equity in net earnings of subsidiaries	—	(93,938)	605,258	(3,775)	507,545
Equity in net earnings of subsidiaries	—	601,483	—	(601,483)	—

Net income	$—	$507,545	$605,258	$(605,258)	$507,545

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Six Months Ended June 30, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$24,670	$(1,322,520)	$904,363	$(257,028)	$(650,515)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in lending receivables	—	(287,852)	(812,783)	—	(1,100,635)
Originations and purchases of mortgage loans held for investment	—	(7,722,198)	(2,539,435)	—	(10,261,633)
Proceeds from sales and repayments of mortgage loans held for investment	—	238,563	10,745,444	—	10,984,007
Purchases of available for sale securities	—	(552,144)	(10,597)	—	(562,741)
Proceeds from sales and repayments of available for sale securities	—	434,793	10,165	—	444,958
Originations and purchases of mortgage servicing rights, net of sales	—	(668,095)	3,047	—	(665,048)
Purchase of and advances to investments in real estate and other	—	(15,453)	(413,368)	—	(428,821)
Proceeds from sales of and returns of investments in real estate and other	—	64,049	309,395	—	373,444
Payment of capital contribution	—	(5,884)	—	5,884	—
Net increase in affiliate lending	(2,971,376)	—	—	2,971,376	—
Other, net	—	(26,127)	144,279	—	118,152

Net cash provided by (used in) investing activities	(2,971,376)	(8,540,348)	7,436,147	2,977,260	(1,098,317)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in affiliate borrowings	491,000	2,757,000	(64,299)	(2,971,376)	212,325
Net increase (decrease) in other short-term borrowings	—	27,958	471,072	240,893	739,923
Proceeds from issuance of collateralized borrowings in securitization trusts	—	6,547,583	282,000	—	6,829,583
Repayments of collateralized borrowings in securitization trusts	—	—	(10,817,845)	—	(10,817,845)
Proceeds from other long-term borrowings	3,996,963	—	829,000	—	4,825,963
Repayments of other long-term borrowings	—	—	(64,268)	—	(64,268)
Proceeds from capital contribution	—	—	5,884	(5,884)	—
Increase in deposit liabilities	—	—	1,326,026	—	1,326,026

Net cash provided by (used in) financing activities	4,487,963	9,332,541	(8,032,430)	(2,736,367)	3,051,707
Effect of foreign exchange rates on cash and cash equivalents	—	—	(12,569)	—	(12,569)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,541,257	(530,327)	295,511	(16,135)	1,290,306
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	648,511	293,712	(43,140)	899,083

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,541,257	$118,184	$589,223	$(59,275)	$2,189,389

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS:
Transfer of $6.6 billion of mortgage loans held for investment from guarantor subsidiaries to non-guarantor subsidiaries.
Transfer of $6.5 billion of collateralized borrowings in securitization trusts from guarantor subsidiaries to non-guarantor subsidiaries.
Assumption of $8.0 billion in affiliate borrowings by parent and loans to subsidiaries of $8.0 billion.
Transfer of ownership of subsidiaries from GMAC Mortgage Group to parent of $4.4 billion.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Unaudited) — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Six Months Ended June 30, 2004

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Dollars in thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$—	$270,613	$2,754,533	$(6,003)	$3,019,143
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in lending receivables	—	288,779	(1,389,039)	—	(1,100,260)
Originations and purchases of mortgage loans held for investment	—	(18,194,035)	(218,650)	—	(18,412,685)
Proceeds from sales and repayments of mortgage loans held for investment	—	721,394	6,401,862	—	7,123,256
Purchases of available for sale securities	—	(356,105)	(25,951)	—	(382,056)
Proceeds from sales and repayments of available for sale securities	—	3,481	8,214	—	11,695
Originations and purchases of mortgage servicing rights, net of sales	—	(761,941)	(4,537)	—	(766,478)
Purchase of and advances to investments in real estate and other	—	(36,205)	(231,224)	—	(267,429)
Proceeds from sales of and returns of investments in real estate and other	—	78,026	273,046	—	351,072
Payment of capital contribution	—	(30,811)	—	30,811	—
Other, net	—	202,441	12,786	—	215,227

Net cash provided by (used in) investing activities	—	(18,084,976)	4,826,507	30,811	(13,227,658)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in affiliate borrowings	—	537,311	(746,151)	—	(208,840)
Net increase (decrease) in other short-term borrowings	—	350,799	(567,106)	(19,454)	(235,761)
Proceeds from issuance of collateralized borrowings in securitization trusts	—	16,508,357	508,167	—	17,016,524
Repayments of collateralized borrowings in securitization trusts	—	—	(7,195,490)	15,021	(7,180,469)
Repayments of other long-term borrowings	—	—	(209,124)	—	(209,124)
Proceeds from capital contribution	—	—	30,811	(30,811)	—
Increase in deposit liabilities	—	—	650,680	—	650,680

Net cash provided by (used in) financing activities	—	17,396,467	(7,528,213)	(35,244)	9,833,010
Effect of foreign exchange rates on cash and cash equivalents	—	—	2,021	—	2,021

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(417,896)	54,848	(10,436)	(373,484)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	666,430	295,671	(21,008)	941,093

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$248,534	$350,519	$(31,444)	$567,609

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS:
Transfer of $16.9 billion of mortgage loans held for investment from guarantor subsidiaries to non-guarantor subsidiaries.
Transfer of $16.5 billion of collateralized borrowings in securitization trusts from guarantor subsidiaries to non-guarantor subsidiaries.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of
Residential Capital Corporation:
      In our opinion, the accompanying combined financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of Residential Capital Corporation (the “Corporation”) at December 31, 2004 and 2003, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedules are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 2, 2005

RESIDENTIAL CAPITAL CORPORATION
COMBINED BALANCE SHEET
December 31, 2004 and 2003

	2004	2003

	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$899,083	$941,093
Mortgage loans held for sale	14,032,781	11,577,746
Trading securities	2,714,700	3,372,150
Available for sale securities	1,244,658	95,544
Mortgage loans held for investment, net	56,835,356	45,766,618
Lending receivables, net	9,357,397	8,233,215
Mortgage servicing rights, net	3,365,992	3,184,307
Accounts receivable	2,110,417	1,539,470
Investments in real estate and other	1,397,246	1,127,942
Goodwill	454,278	437,184
Other assets	1,937,556	2,284,321

Total assets	$94,349,464	$78,559,590

LIABILITIES
Borrowings:
Affiliate borrowings	$10,006,242	$10,683,876
Collateralized borrowings in securitization trusts	50,708,476	39,415,647
Other borrowings	23,703,650	20,647,580

Total borrowings	84,418,368	70,747,103
Deposit liabilities	1,664,970	1,281,455
Other liabilities	3,900,381	3,345,025

Total liabilities	89,983,719	75,373,583

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value (1,000 shares authorized, issued and outstanding) and paid-in capital	1,246,778	1,193,592
Retained earnings	2,959,961	1,991,749
Accumulated other comprehensive income	159,006	666

Total stockholder’s equity	4,365,745	3,186,007

Total liabilities and stockholder’s equity	$94,349,464	$78,559,590

The notes to the combined financial statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
COMBINED STATEMENT OF INCOME
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002

	(Dollars in thousands)
Revenue
Interest income	$4,990,881	$3,482,652	$1,814,037
Interest expense	2,404,982	1,402,709	800,895

Net interest income	2,585,899	2,079,943	1,013,142
Provision for loan losses	842,899	453,502	231,688

Net interest income after provision for loan losses	1,743,000	1,626,441	781,454
Gain on sale of mortgage loans, net	696,903	1,746,325	1,543,033
Servicing fees	1,294,256	1,185,701	1,175,526
Amortization and impairment of servicing rights	(1,003,265)	(2,014,914)	(2,217,605)
Servicing asset valuation and hedge gain, net	214,911	507,244	684,999

Net servicing fees	505,902	(321,969)	(357,080)
Gain (loss) on investment securities, net	63,703	(222,802)	(371,556)
Real estate related revenues	649,239	500,414	459,223
Other income	307,979	398,100	447,622

Total net revenue	3,966,726	3,726,509	2,502,696
Expenses
Compensation and benefits	1,216,537	1,188,763	962,480
Professional fees	224,716	169,380	115,230
Data processing and telecommunications	191,076	189,284	199,833
Advertising	151,345	127,720	123,553
Occupancy	107,565	99,570	97,264
Other	465,135	585,856	496,332

Total expenses	2,356,374	2,360,573	1,994,692

Income before income tax expense	1,610,352	1,365,936	508,004
Income tax expense	642,140	509,121	199,429

Net income	$968,212	$856,815	$308,575

The notes to the combined financial statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
COMBINED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
Years Ended December 31, 2004, 2003, and 2002

	Common			Accumulated
	Stock and			Other	Total
	Paid-in	Retained	Comprehensive	Comprehensive	Stockholder’s
	Capital	Earnings	Income	Income	Equity

	(Dollars in thousands)
Balance at January 1, 2002	$993,592	$826,359		$(1,867)	$1,818,084
Net income	—	308,575	$308,575	—	308,575
Capital contribution	200,000	—	—	—	200,000
Other comprehensive income, net of tax:
Unrealized gain on investment securities	—	—	33,371	—	33,371
Foreign currency translation adjustment	—	—	14,288	—	14,288

Other comprehensive income	—	—	47,659	47,659

Comprehensive income	—	—	$356,234	—	—

Balance at December 31, 2002	1,193,592	1,134,934		45,792	2,374,318
Net income	—	856,815	$856,815	—	856,815
Other comprehensive income, net of tax:
Unrealized loss on investment securities	—	—	(37,683)	—	(37,683)
Foreign currency translation adjustment	—	—	15,652	—	15,652
Unrealized loss on cash flow hedges	—	—	(23,095)	—	(23,095)

Other comprehensive income	—	—	(45,126)	(45,126)

Comprehensive income	—	—	$811,689	—	—

Balance at December 31, 2003	1,193,592	1,991,749		666	3,186,007
Net income	—	968,212	$968,212	—	968,212
Capital contribution	53,186	—	—	—	53,186
Other comprehensive income, net of tax:
Unrealized gain on investment securities	—	—	10,432	—	10,432
Foreign currency translation adjustment	—	—	21,109	—	21,109
Unrealized gain on cash flow hedges	—	—	126,799	—	126,799

Other comprehensive income	—	—	158,340	158,340

Comprehensive income	—	—	$1,126,552	—	—

Balance at December 31, 2004	$1,246,778	$2,959,961		$159,006	$4,365,745

The notes to the combined financial statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
COMBINED STATEMENT OF CASH FLOWS
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002

	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$968,212	$856,815	$308,575
Reconciliation of net income to net cash provided by (used in) operating activities:
Amortization and impairment of mortgage servicing rights	1,003,265	2,014,914	2,217,605
Depreciation and amortization	528,681	354,018	200,467
Provision for loan losses	842,899	453,502	231,688
Gain on sale of mortgage loans, net	(696,903)	(1,746,325)	(1,543,033)
Net gain on sale of other assets	(39,700)	(20,668)	(7,014)
(Gain) loss on valuation of derivatives	(296,171)	662,642	(472,961)
(Gain) loss on investment securities	(63,703)	222,802	371,556
Equity in earnings of investees in excess of cash received	(141,574)	(40,245)	(28,080)
Loss (gain) on valuation of mortgage servicing rights	299,522	(446,239)	1,556,633
Originations and purchases of mortgage loans held for sale	(128,057,868)	(160,501,820)	(120,459,903)
Proceeds from sales and repayments of mortgage loans held for sale	128,800,975	158,665,538	116,641,354
Deferred income tax	882,104	(365,706)	(896,270)
Net change in:
Trading securities	707,629	(89,484)	(704,043)
Accounts receivable	(568,644)	(96,898)	(283,708)
Other assets	1,439,285	1,295,548	359,363
Other liabilities	(810,003)	(366,863)	426,475

Net cash provided by (used in) operating activities	4,798,006	851,531	(2,081,296)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in lending receivables	(1,102,164)	(1,156,558)	(2,643,215)
Originations and purchases of mortgage loans held for investment	(32,304,343)	(37,638,322)	(11,189,676)
Proceeds from sales and repayments of mortgage loans held for investment	17,125,961	7,254,175	1,133,181
Purchases of available for sale securities	(1,165,083)	(2,096,759)	(10,831,949)
Proceeds from sales and repayments of available for sale securities	24,775	4,355,408	9,059,395
Additions to mortgage servicing rights, net	(1,469,350)	(2,448,360)	(1,650,717)
Proceeds on sale of mortgage servicing rights	—	—	3,964
Purchase of and advances to investments in real estate and other	(883,840)	(860,323)	(307,809)
Proceeds from sales of and returns of investments in real estate and other	773,377	428,891	302,068
Acquisitions, net of cash acquired	(11,764)	(1,599)	(25,382)
Other, net	209,096	193,642	73,292

Net cash used in investing activities	(18,803,335)	(31,969,805)	(16,076,848)
(Continued on next page)

RESIDENTIAL CAPITAL CORPORATION
COMBINED STATEMENT OF CASH FLOWS
Years Ended December 31, 2004, 2003, and 2002 — (Continued)

	2004	2003	2002

	(Dollars in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in affiliate borrowings	$(677,633)	$(1,161,322)	$(1,178,944)
Net increase in other short-term borrowings	2,886,074	5,329,572	7,454,449
Proceeds from issuance of collateralized borrowings in securitization trusts	28,804,811	33,785,488	12,222,955
Repayments of collateralized borrowings in securitization trusts	(17,498,926)	(6,741,881)	(996,969)
Proceeds from other long-term borrowings	269,000	305,000	270,000
Repayments of other long-term borrowings	(220,000)	(180,000)	—
Proceeds from capital contribution	—	—	200,000
Increase in deposit liabilities	383,515	333,209	149,760

Net cash provided by financing activities	13,946,841	31,670,066	18,121,251
Effect of foreign exchange rates on cash and cash equivalents	16,478	7,359	7,950

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(42,010)	559,151	(28,943)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	941,093	381,942	410,885

CASH AND CASH EQUIVALENTS AT END OF YEAR	$899,083	$941,093	$381,942

SUPPLEMENTAL DISCLOSURES:
Interest paid	$2,274,131	$1,338,360	$815,264
Taxes paid	387,255	806,585	785,554
Non-cash transactions:
Mortgage loans held for sale transferred to mortgage loans held for investment	1,205,248	1,955,594	2,946,119
Mortgage loans held for investment transferred to mortgage loans held for sale	3,661,411	803,316	318,777
Mortgage loans held for investment transferred to other assets	387,833	327,316	161,292
Capital contribution of lending receivables	53,186	—	—
The notes to the combined financial statements are an integral part of these statements.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization and Operations
      Residential Capital Corporation (the Company) was incorporated on August 20, 2004. The Company is a wholly-owned subsidiary of GMAC Mortgage Group, Inc. (the Group), which is a wholly-owned subsidiary of General Motors Acceptance Corporation (GMAC). GMAC is a wholly-owned subsidiary of General Motors Corporation (GM).
      The Company did not conduct any operations prior to the contribution of GMAC Residential Holding Corp. and GMAC-RFC Holding Corp. in March of 2005 by the Group to the Company. Prior to the contribution, all of the entities, including the Company, were under the common control of the Group. Accordingly, the contribution of the net assets of GMAC Residential Holding Corp. and GMAC-RFC Holding Corp. were accounted for at their historical carrying values at the date of transfer. All prior periods have been presented as if the previously separate entities were combined after eliminating all significant intercompany balances and transactions. The Company conducts its operations primarily through four reportable operating business segments. Those segments are GMAC Residential, Residential Capital Group, Business Capital Group and International Business Group.
      GMAC Residential primarily originates, sells and services mortgage loans, home equity loans and lines of credit and high loan-to value (HLTV) mortgage loans. This segment utilizes a retail branch network, direct lending centers and brokers to originate loans with a focus on prime credit quality that meet the underwriting standards of the Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). These loans are referred to as prime conforming. GMAC Residential also originates non-conforming first mortgage loans. Loans originated under Veterans Administration (VA) or Federal Housing Administration (FHA) programs are referred to as government mortgage loans. GMAC Bank, a federally-chartered savings bank that conducts limited banking activities, is included in this segment. GMAC Bank’s primary purpose is to support the funding and development of the mortgage business. GMAC Residential also provides interim financing to third-party mortgage lenders (warehouse lending).
      Residential Capital Group originates and acquires mortgage loans from institutional clients, correspondent resellers and brokers for resale. Mortgage loans in this segment are primarily securitized through the creation of public and private mortgage and mortgage-related backed securities. The loans originated and acquired cover a broad credit spectrum and generally do not conform to the underwriting requirements of Fannie Mae or Freddie Mac. These loans are referred to as prime non-conforming, nonprime and prime second-lien. Nonprime mortgage loans are first-lien mortgage loans secured by single-family residences that are either (a) made to individuals with credit profiles that do not qualify for a prime loan; (b) have credit-related features that fall outside the parameters of traditional prime mortgage products; or (c) have performance characteristics that otherwise expose the Company to a comparatively higher risk of loss. Additionally, Residential Capital Group services the individual mortgage loans purchased with related servicing rights (primary servicing) as well as services the mortgage-backed securities issued in connection with securitizations (master servicing). Residential Capital Group also does warehouse lending.
      Business Capital Group provides financing and equity capital to residential land developers and homebuilders and financing to resort and timeshare developers and healthcare-related companies.
      International Business Group includes substantially all of the Company’s residential mortgage and related business in Canada, Germany, The Netherlands, Mexico and the United Kingdom.
      The Company’s business operations outside of these four reportable segments include its real estate brokerage and relocation business and Mexican distressed asset business, both of which are not significant to the Company’s combined results of operations. These businesses are included with certain holding

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
company activities and other adjustments to conform the reportable segment information to the Company’s combined results under generally accepted accounting principles and grouped into Corporate and Other.

2.	Critical Accounting Estimates and Significant Accounting Policies

Combination and Basis of Presentation
      The combined financial statements have been prepared as if the Company had been in place for all periods presented. The combined financial statements include the accounts of the Company and its subsidiaries after eliminating all significant intercompany balances and transactions. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP).
      Special purpose entities are evaluated to determine whether they meet the GAAP definition of qualifying special purpose entities (QSPEs). Special purpose entities that are classified as QSPEs are excluded from the Company’s combined financial statements. Special purpose entities that are not classified as QSPEs are further evaluated to determine whether they meet the GAAP definition of variable interest entities. Special purpose entities that meet the definition of variable interest entities where the Company is identified as the primary beneficiary are included in the Company’s combined financial statements.
      The financial statements of subsidiaries outside the United States generally are measured using the local currency as the functional currency. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the reporting period. The resulting translation adjustments are recorded as other comprehensive income, a component of stockholder’s equity.

Critical Accounting Estimates
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. The Company’s estimates and assumptions primarily arise from risks and uncertainties associated with prepayment estimates, interest rate volatility, and credit exposure. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from the Company’s estimates. The Company’s critical accounting estimates include the allowance for loan losses, valuation of mortgage servicing rights and the valuation of securitized retained interests.

Allowance for Loan Losses
      The allowance for loan losses is management’s estimate of incurred losses inherent in the mortgage loans held for investment and lending receivables portfolios. Additions to the allowance for loan losses are reflected within the provision for loan losses on the statement of income. The allowance for loan losses consists of a component for individual loan impairment recognized and measured in accordance with Statement of Financial Accounting Standards (SFAS) No. 114 Accounting by Creditors for Impairment of a Loan and one or more components of collective loan impairment recognized in accordance with SFAS No. 5, Accounting for Contingencies. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.
      Loans outside the scope of SFAS 114 and loans that are individually evaluated and determined not to be impaired under SFAS 114 are grouped into pools, based on similar risk characteristics, and evaluated

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
for impairment in accordance with SFAS 5. Impairment of loans determined to be impaired under SFAS 114 is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, an observable market price, or the fair value of the collateral, whichever is determined to be the most appropriate. Included in the impairment measurement are estimated costs to sell or realize the value of the collateral on a discounted basis.
      Management’s judgment as to the adequacy of the allowance is a result of the Company’s ongoing, consistently applied methodology taking into consideration historical loss experience, changes in the size or characteristics of the portfolios, economic conditions and other relevant factors. The uncollectible portion of loans is charged off against the allowance when they are deemed uncollectible. Recoveries of previously charged-off amounts increase the allowance for loan losses. The adequacy of the allowance for loan losses is highly dependent upon management’s estimate of variables affecting valuation of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans and lending receivables. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic conditions of borrowers or the value of the underlying collateral. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for loan losses in the periods in which they become known.

Mortgage Servicing Rights
      The Company capitalizes the value expected to be realized from performing specified mortgage servicing activities for others as mortgage servicing rights (MSRs). Such capitalized servicing rights are purchased or retained upon sale or securitization of mortgages. Mortgage servicing rights are recorded on both securitizations that are accounted for as sales as well as those accounted for as secured financings. The total cost of the mortgage loans, which includes the cost to acquire the servicing rights, is allocated to the mortgage loans, the servicing rights and other retained assets based on their relative fair values. The servicing rights are amortized in proportion to, and over the period of, the estimated future net servicing cash flow stream of the related mortgage loans. Primary servicing involves the collection of payments from individual borrowers and the distribution of these payments to the investors. Master servicing rights represent the Company’s right to service mortgage and asset-backed securities and whole loan packages issued for investors. Master servicing involves the collection of borrower payments from primary servicers and the distribution of those funds to investors in mortgage and asset-backed securities and whole loan packages.
      Pursuant to the Company’s risk management program, MSRs may be hedged to mitigate the effect of changes in MSR fair value resulting from changes in interest rates. If the changes in the fair value of the hedged MSRs are highly correlated to changes in the fair value of the derivative financial instruments, the carrying value of hedged MSRs and the related derivative financial instruments are adjusted for changes in fair value and the resultant gain or loss is recognized in earnings and recorded as servicing asset valuation and hedge gain in the combined statement of income. MSRs that do not meet the criteria for hedge accounting treatment are carried at the lower of cost or fair value.
      The Company evaluates mortgage servicing rights for impairment by stratifying its portfolio on the basis of the predominant risk characteristics (loan type and interest rate). To the extent that the carrying value of an individual stratum exceeds its estimated fair value, the mortgage servicing right asset is considered to be impaired. Impairment that is considered to be temporary is recognized through the establishment of (or an increase in) a valuation allowance with a corresponding unfavorable effect on earnings. If it is later determined that all or a portion of the temporary impairment no longer exists for a particular stratum, the valuation allowance is reduced with a favorable effect on earnings. Additionally, the Company evaluates its MSRs and the related valuation allowance for other than temporary impairment. To estimate this amount, the Company analyzes historical changes in mortgage rates, other market interest

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
rates, and other portfolio factors to determine the magnitude of interest rate and corresponding MSR value increase with only a remote probability of occurring. To the extent recoverability is remote, both the gross MSR asset and the related valuation allowance are reduced by such amount, which is characterized as other than temporary impairment.
      Since quoted market prices for MSRs are generally not available, the Company estimates the fair value of MSRs by determining the present value of future expected cash flows using modeling techniques that incorporate management’s best estimates of key variables, including expected cash flows, credit losses, prepayment speeds and return requirements commensurate with the risks involved. Cash flow assumptions are based on the Company’s actual performance, and where possible, the reasonableness of assumptions is periodically validated through comparisons to other market participants. Credit loss assumptions are based upon historical experience and the characteristics of individual loans underlying the MSRs. Prepayment speed estimates are determined utilizing data obtained from market participants. Return requirement assumptions are determined using data obtained from market participants, where available, or based on current relevant interest rates plus a risk-adjusted spread. Since many factors can affect the estimate of the fair value of mortgage servicing rights, the Company regularly evaluates the major assumptions and modeling techniques used in its estimate and reviews such assumptions against market comparables, if available.
      The Company closely monitors the actual performance of its MSRs by regularly comparing actual cash flow, credit and prepayment experience to modeled estimates. In addition to the use of derivative financial instruments, the Company periodically invests in trading and available for sale securities to mitigate the effect of changes in fair value from the interest rate risk inherent in the mortgage servicing rights.

Securitizations and Retained Interests
      The Company securitizes, sells and services residential mortgage loans and home equity loans and credit lines (mortgage loans). Securitizations are structured both as sales and secured financings. Retained interests in the securitized and sold loans are generally retained in the form of mortgage-backed securities, residual interests, interest-only strips and principal-only strips. The Company’s retained interests are generally subordinate to investors’ interests.
      Securitizations that are structured as sales provide a onetime impact to income or a gain on sale when the loans and related securities are initially sold (off-balance sheet securitizations) and are reported as gains on sales of mortgage loans in the combined statement of income. The gain on sale is determined by allocating the carrying value of the underlying mortgage loans between loans sold and the interests retained, based on relative fair values. The gain recognized is the difference between the cash proceeds of the securitization and the allocated carrying value of the loans sold. The estimate of the fair value of the retained interests requires the Company to exercise significant judgment about the timing and amount of future cash flows from the interests. As quoted market prices are generally not available, the Company estimates the fair value of retained interests by determining the present value of future expected cash flows using modeling techniques that incorporate management’s best estimates of key variables, including expected credit losses, prepayment speeds, weighted-average life, discount rates commensurate with the risks involved and, if applicable, interest or finance rates on variable and adjustable contracts. Credit loss assumptions are based on historical experience, market information for similar investments, and the characteristics of individual loans underlying the securities. Prepayment speed estimates are determined utilizing data obtained from market participants, where available, or based on historical prepayment rates on similar assets. Discount rate assumptions are determined using data obtained from market participants, where available, or based on current relevant treasury yields, plus a risk-adjusted spread based on analysis of historical spreads on similar types of securities. Estimates of interest rates on variable and adjustable

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
contracts are based on spreads over the applicable benchmark interest rate using market-based yield curves. Changes in the fair value of the retained interests are recorded in gain (loss) on investment securities in the combined statement of income or other comprehensive income, a component of stockholder’s equity, depending on whether the retained interest is classified as trading or available for sale, respectively. The majority of the retained interests are classified as trading.
      In contrast, securitizations that are structured as secured financings recognize interest income over the life of the mortgage loans held for investment and interest expense for the borrowings (on-balance sheet securitizations). The mortgage loans collateralizing the debt securities for these secured financings are included in mortgage loans held for investment and the debt securities payable to investors in these securitizations are included in collateralized borrowings in securitization trusts in the combined balance sheet. Loan losses for the mortgage loans held for investment are provided for as they are incurred by establishing an allowance for loan loss. Whether the securitization is on- or off-balance sheet, the investors in the securities issued by the securitization trust or the securitization trust itself have no recourse to the Company’s assets beyond the mortgage loans held for investment pledged as collateral for on-balance sheet securitizations and any retained interest in the securitizations for off-balance sheet securitizations.

Significant Accounting Policies

Cash and Cash Equivalents
      Cash and cash equivalents include cash on hand and short-term investments with original maturities of 90 days or less. Cash and cash equivalents that have restrictions as to the Company’s ability to withdraw the funds are included in other assets in the combined balance sheet.

Mortgage Loans Held for Sale
      Mortgage loans held for sale are carried at the lower of cost or estimated fair value on an aggregate basis, or, if qualifying for hedge accounting, carried at fair value. Fair value is based on contractually established commitments from investors or current investor yield requirements. Mortgage loans held for sale are placed on nonaccrual status when contractually delinquent for 60 days. Interest income accrued at the date a loan is placed on nonaccrual status is reversed and subsequently realized only to the extent it is received in cash. Loan origination fees, as well as discount points and incremental direct origination costs, are initially recorded as an adjustment of the cost of the loan and are reflected in gain on sale of mortgage loans when the loan is sold.

Investment Securities
      Investment securities are classified as either trading, available for sale, or held to maturity based on management’s intent. The Company’s trading securities are carried at estimated fair value with changes in fair value recorded as a component of net gain (loss) on investment securities in the combined statement of income. Debt securities which management has the intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other investment securities are classified as available for sale and carried at fair value, with unrealized gains and losses, excluding other than temporary impairments, included in other comprehensive income, a separate component of stockholder’s equity, on an after-tax basis. Investments classified as available for sale or held to maturity are considered to be impaired when a decline in fair value is judged to be other than temporary. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; for debt securities the financial condition and business outlook of the issuer; for interests in securitized assets the performance of the underlying assets; and, the Company’s intent and ability to hold the investment. Once a decline in fair

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
value is determined to be other than temporary, an impairment charge is recorded as a component of gain (loss) on investment securities in the combined statement of income and a new cost basis in the investment is established. Realized gains and losses on investment securities are recorded as a component of gain (loss) on investment securities in the combined statement of income. Realized gains and losses on sales of securities are determined using the specific identification method.

Mortgage Loans Held for Investment and Lending Receivables
      Mortgage loans held for investment and lending receivables are carried at the principal amount outstanding, less net deferred origination fees. Net deferred origination fees, which include origination fees reduced by origination costs, are amortized as a yield adjustment over the estimated remaining life of the related assets. Interest income recognition is suspended when loans are placed on nonaccrual status. Domestic residential mortgage loans are placed on nonaccrual status when contractually delinquent for 60 days. Foreign residential mortgage loans and warehouse, construction and other lending receivables are placed on nonaccrual status when contractually delinquent for 90 days. Interest income accrued at the date a loan is placed on nonaccrual status is reversed and subsequently realized only to the extent it is received in cash. Loans are restored to accrual status only when contractually current and the collection of future payments is reasonably assured.

Accounts Receivable
      Accounts receivable are recorded at net realizable value and include accrued interest receivable, servicing receivables and rent receivable. Servicing receivables arise in the ordinary course of business as the Company makes advances to investors in mortgage loans serviced by the Company. Such advances are generally made to maintain scheduled investor cash flows in the event of borrower default or delinquency and may reflect payments of property taxes and insurance premiums in advance of collection from mortgagors, principal and interest payments to investors prior to their collection from mortgagors and amounts advanced for mortgages in foreclosure. Servicing advances receive priority cash flows, including contractual interest, in the event of foreclosure or liquidation. As a result, the collection of the advances is reasonably assured.

Goodwill
      Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment at least annually utilizing a two-step process. The first step of the impairment test requires the Company to define the reporting units, which is an operating unit or one level below an operating unit as defined in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Then, the fair value of each of these reporting units is compared to its carrying value. If the carrying value is higher than the fair value, there is an indication that impairment may exist and under the second step, the impairment would be measured. If the carrying value is less than the fair value, no impairment exists. The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections. During 2004 and 2003, no impairment was indicated.

Foreclosed Assets
      Foreclosed assets represent properties acquired through foreclosure and are carried at the lower of cost or fair value less estimated selling costs and are reported in other assets in the combined balance sheet. Gains and losses on the sale of foreclosed assets are reported in other income.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Property and Equipment
      Property and equipment, stated at cost net of accumulated depreciation and amortization, are reported in other assets. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which generally ranges from two to ten years. Direct software development costs associated with the design, construction and improvements of internal systems are capitalized. Capitalized software is generally amortized on a straight-line basis over its useful life for a period not to exceed three years. Capitalized software that is not expected to have substantive service potential or development costs that significantly exceed the amount originally expected are considered impaired and written down to fair value. Software expenditures that are considered general, administrative or of a maintenance nature are expensed as incurred.

Derivative Instruments and Hedging Activities
      All derivative financial instruments, whether designated for hedging relationships or not, are recorded on the combined balance sheet as assets or liabilities and carried at fair value. At the inception of the derivative contract, the Company designates each qualifying derivative financial instrument as a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The Company also uses derivative financial instruments that do not qualify as hedges under GAAP. Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges, along with the gain or loss on the hedged asset or liability attributable to the hedged risk, are recorded in current period earnings. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative financial instruments is recorded in other comprehensive income, a component of stockholder’s equity, and recognized in the income statement when the hedged cash flows affect earnings. Changes in the fair value of derivative financial instruments held for risk management purposes that do not meet the criteria to qualify as hedges under GAAP are reported in current period earnings. The ineffective portions of fair value and cash flow hedges are immediately recognized in earnings.
      The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the combined balance sheet, to specific firm commitments or the forecasted transactions. Both at the hedge’s inception and on an ongoing basis, the Company formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
      The hedge accounting treatment described above is no longer applied if a derivative financial instrument is terminated or the hedge designation is removed. For fair value hedges, any changes to the hedged asset or liability remain as part of the basis of the asset or liability and are recognized into income over the original hedge period. For cash flow hedges, any changes in fair value of the derivative financial instrument remain in other comprehensive income, a component of stockholder’s equity, and are reclassified into earnings in the period that the hedged asset or liability affects income.

Loan Commitments
      The Company enters into commitments to originate or purchase loans to be held for sale and commitments to purchase loans to be held for investment (also referred to as interest rate lock commitments or IRLCs). Held for sale IRLCs are recorded as derivatives and subsequent changes in value from the time of the lock are recognized as assets or liabilities, with a corresponding adjustment to current period earnings. The determination of the change in fair value does not include an estimate of the future MSR that will arise when the loan is sold or securitized.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Liability for Assets Sold with Recourse
      In connection with the sale of certain mortgage loans, the Company estimates a liability for credit guarantees or enhancements and representation and warranties made in the normal course of the securitization process for assets sold with recourse. The Company provides for such exposures at the time the loans are sold based upon management’s estimate of losses incurred. The liability is adjusted through other expense to reflect changes in the anticipated liability. Management believes that the liability for assets sold with recourse is adequate to provide for probable losses related to loans sold with limited recourse obligations. The liability is included within other liabilities on the combined balance sheet.

Reinsurance Arrangements
      The Company has entered into excess layer reinsurance agreements with non-affiliated primary mortgage insurance (PMI) companies that provide PMI for the Company’s mortgage loan servicing portfolio. The Company assumes the risk of loss over a specified first loss percentage for covered loans and in return earns a portion of the PMI premium associated with those mortgage loans. The Company reserves for loss and loss adjustment expenses when notices of default on insured mortgage loans are received and the specified first loss percentage covered by the ceding company is exhausted. There were no loss or loss adjustment expense reserves at December 31, 2004 and 2003.

Income Taxes
      The Company is included in the consolidated U.S. federal income tax return, several unitary and/or combined state returns, and some foreign combined income tax returns of GM. The Company provides for its unitary and/or combined state filings and foreign combined filings pursuant to a tax sharing arrangement with GM. GM periodically settles these income tax liabilities or receivables. Any separate Company state and local tax liabilities are accrued for on a stand-alone basis. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. The Company also establishes liabilities related to disputed items with various tax authorities when the item becomes probable and the costs can be reasonably estimated.

Recently Issued Accounting Standards
      FASB Interpretation No. 46R — In December 2003, the Financial Accounting Standards Board (FASB) released a revision to Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R) to clarify some of the provisions of the original interpretation (FIN 46) and to exempt certain entities from its requirements. FIN 46R provides special effective date provisions to enterprises that fully or partially applied FIN 46 prior to the issuance of the revised interpretation. In particular, entities that had already adopted FIN 46 were not required to adopt FIN 46R until the quarterly reporting period ended March 31, 2004. Since the Company adopted FIN 46 effective July 1, 2003, the Company adopted FIN 46R for the period ended March 31, 2004. Among other matters, FIN 46R changed the primary beneficiary analysis of variable interest entities as it relates to fees paid to decision makers. However, these changes did not impact the conclusions of the Company’s primary beneficiary analysis previously reached under FIN 46 and, as such, the adoption of FIN 46R did not impact the Company’s financial condition or results of operations.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      SOP 03-3 — In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), that addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 does not apply to loans originated by the Company. SOP 03-3 limits the accretable yield to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows expected at acquisition over the investor’s initial investment in the loan and it prohibits carrying over or creating a valuation allowance for the excess of contractual cash flows over cash flows expected to be collected in the initial accounting of a loan acquired in a transfer. SOP 03-3 and the required disclosures are effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of SOP 03-3 is not expected to have a material impact on the Company’s financial condition or results of operations.
      EITF 03-1 — In March 2004, the Emerging Issues Task Force released EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides guidance for determining when an investment is other than temporarily impaired and applies to investments classified as either available for sale or held to maturity under SFAS 115 and investments accounted for under the cost method. In addition, EITF 03-1 contains disclosure requirements for impairments that have not been recognized as other than temporary. In September 2004, the FASB voted to delay the effective date of the recognition and measurement provisions related to determining other than temporary impairment on available for sale securities. The effective dates for the disclosure requirements varied depending on the type of investment being considered, however, all disclosure requirements are now effective. Management is monitoring the ongoing discussions by the FASB related to this issue in order to assess the potential impact of this guidance on the financial statements of the Company.
3.     Mortgage Loans Held for Sale
      Residential mortgage loans held for sale at December 31, 2004 and 2003 were as follows:

December 31,	2004	2003

	(In thousands)
Prime conforming	$2,736,558	$2,734,536
Prime non-conforming	5,966,166	4,227,534
Nonprime	2,840,170	1,164,639
Prime second-lien	1,774,247	2,544,705
Government	633,451	860,293
Other mortgage loans	97,865	64,103
Valuation allowance	(15,676)	(18,064)

Total	$14,032,781	$11,577,746

      At December 31, 2004 and 2003, the Company pledged mortgage loans held for sale of $11.1 and $8.6 billion, respectively, as collateral for certain borrowings (see Note 13) and obligations relating to certain HLTV securitizations (see Note 22).

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
4.     Trading Securities
      Trading securities were as follows:

December 31,	2004	2003

	(In thousands)
Mortgage and asset-backed securities	$1,141,460	$1,898,644
Residual interests	1,033,544	931,942
Principal-only securities	200,666	167,405
Interest-only securities	187,835	194,389
U.S. Treasury securities	150,375	177,542
Other	820	2,228

Total	$2,714,700	$3,372,150

Net unrealized gains (losses)(a)	$29,895	$(255,119)
Pledged as collateral	2,252,532	1,607,941

(a)	Unrealized gains and losses are reported in gain (loss) on investment securities for the year then ended. Net unrealized losses totaled $690.6 million for the year ended December 31, 2002.
      Retained interests from the Company’s off-balance sheet securitizations are retained in the form of mortgage-backed securities, residual interests, interest-only strips and principal-only strips. At December 31, 2004 and 2003, $1.2 and $1.2 billion, respectively, of trading securities are retained interests from the Company’s off-balance sheet securitizations (see Note 17).
      The Company mitigates some of the credit risk inherent in certain residual interests by purchasing mortgage insurance for residuals with underlying nonprime mortgage loans and prime second-lien loans. Residual interests with a fair value of $38.7 and $121.4 million at December 31, 2004 and 2003, respectively, have limited protection through this insurance.
      At December 31, 2004 and 2003, the Company pledged trading securities with a carrying value of $39.5 and $56.1 million, respectively, as collateral for contingent obligations related to prepayment risk on sales of certain investments.
5.     Available for Sale Securities
      The cost, fair value, and gross unrealized gains and losses on available for sale securities were as follows:

	2004				2003

		Gross Unrealized				Gross Unrealized
				Fair				Fair
December 31,	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

	(In thousands)
Debt securities:
U.S. Treasury securities	$1,103,087	$12,889	$(1,444)	$1,114,532	$—	$—	$—	$—
Mortgage-backed securities	98,293	4,543	(4,778)	98,058	56,542	100	(248)	56,394
Interest-only securities(a)	6,047	838	—	6,885	13,163	238	—	13,401
Principal-only securities	314	361	—	675	689	868	—	1,557
States & political subdivisions	5,096	—	—	5,096	5,290	—	—	5,290
Other	9,797	144	—	9,941	9,843	214	—	10,057

Total debt securities	1,222,634	18,775	(6,222)	1,235,187	85,527	1,420	(248)	86,699
Equity securities	10,099	—	(628)	9,471	14,289	—	(5,444)	8,845

Total	$1,232,733	$18,775	$(6,850)	$1,244,658	$99,816	$1,420	$(5,692)	$95,544

(a)	Retained interests from the Company’s off-balance sheet securitizations (see Note 17).

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company had other than temporary impairment writedowns of $5.7, $13.1 and $41.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Gross unrealized gains and losses on investment securities available for sale totaled $59.5 and $5.8 million, respectively, as of December 31, 2002.
      The maturity distribution of available for sale securities outstanding is summarized in the following table. Actual maturities may differ from those scheduled as a result of prepayments by issuers.

December 31, 2004	Cost	Fair Value

	(In thousands)
Due in one year or less	$—	$—
Due after one year through five years	3,532	3,568
Due after five years through ten years	954,753	958,718
Due after ten years	159,695	167,283
Mortgage-backed securities and interests in securitization trusts	104,654	105,618

Total debt securities	$1,222,634	$1,235,187

      The following table presents gross gains and losses realized upon the sales of available for sale securities reported in gain (loss) on investment securities:

Year Ended December 31,	2004	2003	2002

	(In thousands)
Gross realized gains	$—	$81,366	$284,383
Gross realized losses	(6,506)	(13,052)	(41,224)

Net realized gains (losses)	$(6,506)	$68,314	$243,159

      Investment securities that were in an unrealized loss position as of December 31, 2004 and 2003, respectively, had a fair value of $271.4 and $46.2 million, and gross unrealized losses of $6.9 and $5.7 million. The fair value of these securities in a continuous loss position less than twelve months was $266.2 and $44.5 million with gross unrealized losses of $6.2 and $0.2 million as of December 31, 2004 and 2003, respectively. In the opinion of management, there were not any available for sale securities deemed to be other than temporarily impaired as of December 31, 2004.
      The Company has pledged as collateral, available for sale investment securities with carrying amounts totaling $1.1 billion at December 31, 2004 in connection with certain borrowings (see Note 13).

6.	Mortgage Loans Held for Investment
      Mortgage loans held for investment at December 31, 2004 and 2003 consisted of the following:

December 31,	2004	2003

	(In thousands)
Prime conforming	$972,705	$755,887
Prime non-conforming	4,937,544	4,395,484
Nonprime	47,425,595	38,386,302
Prime second-lien	4,370,767	2,717,588
Government	1,699	2,348

Total	57,708,310	46,257,609
Less allowance for loan losses	(872,954)	(490,991)

Total, net	$56,835,356	$45,766,618

      At December 31, 2004 and 2003, the unpaid principal balance of mortgage loans held for investment relating to securitization transactions accounted for as collateralized borrowings in securitization trusts and

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
pledged as collateral totaled $51.7 and $39.8 billion, respectively. The investors in these on-balance sheet securitizations and the securitization trusts have no recourse to the Company’s assets beyond the loans pledged as collateral. Additionally, the Company pledged mortgage loans held for investment of $3.7 and $4.2 billion as collateral for other secured borrowings at December 31, 2004 and 2003, respectively (see Note 13).
      At December 31, 2004 and 2003, mortgage loans held for investment on nonaccrual status totaled $4.6 and $2.1 billion, respectively. If nonaccrual mortgage loans held for investment had performed in accordance with their original terms, the Company would have recorded additional interest income of approximately $237.9, $147.6, and $61.8 million during the years ended December 31, 2004, 2003 and 2002, respectively.
      The Company mitigates some of the credit risk associated with holding certain of the mortgage loans for investment by purchasing mortgage insurance. Mortgage loans with an unpaid principal balance of $6.5 and $8.8 billion at December 31, 2004 and 2003, respectively, have limited protection through this insurance.
      As of December 31, 2004, the five largest state concentrations for the Company’s mortgage loans held for investment were as follows:

California	10.4%
Florida	8.3
Texas	5.4
Michigan	4.8
Georgia	4.0
All other	67.1

100.0%

7.	Lending Receivables
      The composition of lending receivables at December 31, 2004 and 2003 was as follows:

December 31,	2004	2003

	(In thousands)
Warehouse	$5,481,622	$5,736,278
Construction	2,174,688	1,390,601
Commercial business	1,086,405	577,187
Healthcare	399,770	331,633
Commercial real estate	311,659	297,942
Other	44,976	26,533

Total	9,499,120	8,360,174
Less allowance for loan losses	(141,723)	(126,959)

Total, net	$9,357,397	$8,233,215

      During 2004 and 2003, the Company sold, with limited recourse, participation interests of $3.9 and $3.0 billion in warehouse lending receivables to a non-consolidated entity. The Company retained participation interests in these receivables of $667.2 and $468.6 million at December 31, 2004 and 2003, respectively, which are recorded in warehouse lending receivables. These retained receivable participation interests are subordinate to the participation interests sold. Additionally, $1.0 billion of construction lending receivables participation interests were sold in 2003, with limited recourse, and $549.9 million of participation interests, subordinate to the interest sold, were retained at December 31, 2003. At

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004 and 2003, the Company pledged lending receivables of $5.4 and $4.8 billion, respectively, as collateral for certain borrowings (see Note 13).
      At December 31, 2004, approximately 83% of the Company’s total lending receivables were collateralized by residential real estate in the United States. At December 31, 2004, the five largest state concentrations for the residential real estate collateralizing the Company’s total lending receivables were as follows:

California	29.1%
Florida	8.3
Texas	7.9
Arizona	4.4
New Jersey	4.0
All other	46.3

100.0%

      The Company currently has no borrower concentration risk. The Company mitigates exposure to concentrations of credit risk by fully collateralizing loans with residential mortgage loans or residential property, servicing portfolios, other trading assets or accounts receivable balances; the use of debt covenants; the use of contractual exposure limits on geographic concentrations; and, requiring borrower concentrations and credit agreements to be approved by credit committees comprised of senior management.
      In 2004, the Company received real estate secured loans relating to GM automotive dealers in the form of a capital contribution. The Company accepted these loans after performing an independent analysis of underwriting criteria. If any of these financings become delinquent for a period of at least 60 days or upon the occurrence of other specified events, the Company has the right to require GMAC to purchase the loans for the unpaid principal plus accrued interest. The Company may, from time to time, extend other real estate secured financing to GM automotive dealers under this agreement with GMAC. At December 31, 2004 the outstanding balance of these lending receivables was $48.2 million.
      At December 31, 2004 and 2003, investments in impaired lending receivables are summarized as follows:

December 31,	2004	2003

	(In thousands)
Lending receivables considered to be impaired without allowance	$—	$3,301
Lending receivables considered to be impaired with allowance	5,536	47,183
Allowance for loan losses on impaired lending receivables	1,991	23,725
Impaired lending receivables which are on nonaccrual status	3,587	32,274
Average balance of impaired lending receivables during the year	25,593	52,227
      Interest income recognized on impaired receivables totaled $0.6, $1.0 and $1.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, of which $0.6, $0.9, and $0.03 million was recognized using the cash method.
      If nonaccrual lending receivables performed in accordance with their original terms, the Company would have recorded additional interest income of $1.0, $3.2 and $3.7 million during the years ended December 31, 2004, 2003 and 2002, respectively.
      At December 31, 2004 and 2003, the Company had no lending receivables outstanding with terms that had been modified in troubled debt restructurings. There were no material commitments to lend additional funds to customers whose lending receivables were classified as impaired at December 31, 2004 and 2003.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

8.	Allowance for Loan Losses
      The following is a summary of the activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002:

	Mortgage Loans
	Held for	Lending
	Investment	Receivables	Total

	(In thousands)
Balance at January 1, 2002	$128,887	$49,702	$178,589
Provision for loan losses	195,825	35,863	231,688
Charge-offs	(69,914)	(7,165)	(77,079)
Recoveries	1,288	1,336	2,624

Balance at December 31, 2002	256,086	79,736	335,822
Provision for loan losses	411,943	41,559	453,502
Charge-offs	(179,026)	(12,127)	(191,153)
Recoveries	1,988	17,791	19,779

Balance at December 31, 2003	490,991	126,959	617,950
Provision for loan losses	811,731	31,168	842,899
Charge-offs	(440,400)	(20,173)	(460,573)
Recoveries	10,632	3,769	14,401

Balance at December 31, 2004	$872,954	$141,723	$1,014,677

      See information regarding expected credit losses on mortgage loans sold in off-balance sheet securitization transactions in Note 17.

9.	Mortgage Servicing Rights
      The following table summarizes the Company’s activity related to MSRs:

	2004	2003	2002

	(In thousands)
Balance at January 1	$4,333,609	$4,196,918	$4,941,043
Originations and purchases, net of sales	1,469,350	2,448,360	1,647,684
Amortization	(770,381)	(1,049,558)	(825,743)
Valuation adjustments for hedge accounting	(271,669)	446,239	(1,556,633)
Other than temporary impairment	(453,332)	(1,699,010)	—
Other	(12,731)	(9,340)	(9,433)

Balance at December 31	4,294,846	4,333,609	4,196,918
Valuation allowance	(928,854)	(1,149,302)	(1,882,956)

Carrying value at December 31	$3,365,992	$3,184,307	$2,313,962

Estimated fair value at December 31	$3,366,768	$3,184,325	$2,314,184

      The following table summarizes the Company’s activity related to changes in the valuation allowance for impairment of MSRs:

	2004	2003	2002

	(In thousands)
Balance at January 1	$1,149,302	$1,882,956	$491,094
Impairment	232,884	965,356	1,391,862
Other than temporary impairment	(453,332)	(1,699,010)	—

Balance at December 31	$928,854	$1,149,302	$1,882,956

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      During 2004 and 2003, the Company recorded other than temporary impairment of $453.3 million and $1.7 billion, respectively, reducing both the MSRs’ gross carrying value and valuation amount by this amount. This amount was based on a statistical analysis of historical changes in mortgage and other market interest rates to determine the amount that the MSRs’ asset value will increase with only a remote probability of occurring. The adjustment to the valuation allowance reduces the maximum potential future increase to the MSRs’ carrying value under lower of cost or market accounting, but it has no impact on the net carrying value of the asset or on earnings.
      The Company has an active risk management program to hedge the value of MSRs. The MSRs risk management program contemplates the use of derivative financial instruments and U.S. Treasury securities that experience changes in value offsetting those of the MSRs in response to changes in market interest rates. Refer to Note 21 for a discussion of the derivative financial instruments used to hedge MSRs. U.S. Treasury securities used in connection with this risk management strategy are designated as trading or available for sale. At December 31, 2004, there was approximately $1.3 billion of such securities outstanding related to this risk management activity.
      At December 31, 2004, the Company pledged MSRs of $444.6 million as collateral for borrowings as discussed more fully in Note 13.
      See Note 24 for the unpaid principal balance, weighted-average coupon, weighted-average maturity and weighted-average servicing fee of the portfolio of loans underlying the Company’s MSRs. The key economic assumptions and the sensitivity of the current fair value of MSRs to immediate 10 and 20 percent adverse changes in those assumptions are as follows:

December 31,	2004	2003	2002

	(In thousands)
Fair value of MSRs	$3,366,768	$3,184,325	$2,314,184

Range of prepayment speeds (constant prepayment rate)	19.7- 29.8%	15.7- 26.4%	22.7- 43.1%
Impact on fair value of 10% adverse change	$(185,868)	$(177,440)	$(238,948)
Impact on fair value of 20% adverse change	(353,200)	(340,295)	(423,448)
Range of discount rates	10.0- 12.6%	9.7-12.5%	7.9-11.9%
Impact on fair value of 10% adverse change	$(101,565)	$(108,864)	$(61,520)
Impact on fair value of 20% adverse change	(195,970)	(210,705)	(119,437)
      These sensitivities are hypothetical and should be considered with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increased market interest rates may result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities. Further, these sensitivities show only the change in the asset balances and do not show any expected change in the fair value of the instruments used to manage the interest rate and prepayment risks associated with these assets.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

10.	Investments In Real Estate and Other
      Investments in real estate and other at December 31, 2004 and 2003 were as follows:

December 31,	2004	2003

	(In thousands)
Residential real estate:
Acquired through sale and leaseback agreements	$530,486	$438,537
Construction in progress	118,117	70,813
Real estate held for development	402,173	284,474

	1,050,776	793,824
Accumulated depreciation	(6,835)	(5,548)

Total residential real estate	1,043,941	788,276
Other investments:
Investments in partnerships	100,436	121,733
Investments in real estate projects	101,666	87,694
Other equity investments	151,203	130,239

Total	$1,397,246	$1,127,942

      Depreciation expense related to the sale and leaseback agreements was $3.4, $3.0 and $2.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      At December 31, 2004, future minimum payments receivable on non-cancelable operating leases entered into under sale and leaseback transactions were as follows:

Year Ending December 31,

(In thousands)
2005	$26,056
2006	5,146
2007	1,577
2008	119
Thereafter	6

$32,904

      Rental income recorded by the Company for the years ended December 31, 2004, 2003, and 2002 was $30.0, $25.0, and $26.3 million, respectively. The five lessees with the largest lease commitments accounted for approximately 84% and 85% of the residential real estate acquired through sale and leaseback transactions at December 31, 2004 and 2003, respectively.
      Income from other investments was as follows:

Year Ended December 31,	2004	2003	2002

	(In thousands)
Investments in partnerships	$46,460	$22,479	$3,007
Investments in real estate projects	43,904	9,025	10,610
Other equity investments	57,749	11,290	16,148

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

11.	Goodwill
      Following is a summary of the activity related to goodwill for the years ended December 31, 2004 and 2003:

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
	Residential	Group	Group	Group	and Other	Total

	(In thousands)
Balance at January 1, 2003	$162,146	$44,768	$10,748	$50,848	$164,014	$432,524
Additions	—	—	—	2,468	—	2,468
Disposals	—	(5,286)	—	—	—	(5,286)
Foreign currency translation adjustments	—	—	—	8,276	—	8,276
Other	—	(830)	—	32	—	(798)

Balance at December 31, 2003	162,146	38,652	10,748	61,624	164,014	437,184
Additions	10,890	—	—	—	438	11,328
Foreign currency translation adjustments	—	—	—	4,878	—	4,878
Other	—	—	—	888	—	888

Balance at December 31, 2004	$173,036	$38,652	$10,748	$67,390	$164,452	$454,278

      The company recognized impairment expense of $10.1 million during the year ended December 31, 2002, of which, $9.3 million was recognized in a reporting unit of the Residential Capital Group segment and $0.8 million was recognized in a reporting unit of the GMAC Residential segment.

12.	Property and Equipment
      Property and equipment is included within other assets in the combined balance sheet and consists of the following:

December 31,	2004	2003

	(In thousands)
Land and buildings	$17,418	$17,162
Furniture, fixtures and equipment	314,109	280,201
Leasehold improvements	77,528	71,705
Capitalized software	189,749	143,742

	598,804	512,810
Less: Accumulated depreciation	(411,241)	(346,561)

Total	$187,563	$166,249

      Depreciation and amortization expense was $77.8, $86.8, and $90.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

13.	Borrowings
      Borrowings as of December 31, 2004 and 2003 consist of the following:

	Weighted-
	Average
	Interest Rates
December 31,	2004	2003	2004	2003

	(In thousands)
Affiliate borrowings	2.9%	2.1%	$10,006,242	$10,683,876
Collateralized borrowings in securitization trusts(a)	3.4	2.4	50,708,476	39,415,647
Other borrowings:
Secured aggregation facilities	2.4	1.5	9,867,955	9,884,081
Repurchase agreements	2.5	1.2	6,598,433	4,478,848
Investor custodial funds	—	—	1,915,061	1,980,841
FHLB advances — short-term	1.6	1.3	853,000	267,000
FHLB advances — long-term(a)	3.1	2.0	654,000	555,000
Third party bank credit facilities	0.6	0.5	766,500	1,789,200
Debt collateralized by mortgage loans	4.9	4.0	736,538	618,283
Securities purchased under forward contracts	2.6	—	226,844	—
Other — short-term	3.3	2.9	1,899,196	979,509
Other — long-term(a)	9.4	6.5	186,123	94,818

Total other borrowings			23,703,650	20,647,580

Total borrowings			$84,418,368	$70,747,103

(a)	Represents borrowings with an original contractual maturity in excess of one year.
      The following summarizes assets that are restricted as collateral for the payment of certain debt obligations:

December 31,	2004	2003

	(In thousands)
Mortgage loans held for investment	$55,370,161	$43,980,871
Mortgage loans held for sale	10,996,204	8,463,557
Trading securities	2,213,045	1,551,798
Available for sale securities	1,114,532	238
Mortgage servicing rights	444,601	—
Lending receivables	5,426,695	4,807,126
Other assets	143,196	34,165

Total assets restricted as collateral	$75,708,434	$58,837,755

Related secured debt	$69,933,446	$55,218,859

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table presents the scheduled maturity of long-term debt at December 31, 2004, assuming that no early redemptions occur. The actual payment of secured debt may vary based on the payment activity of the related secured assets.

Year Ending December 31,

(In thousands)
2005	$221,869
2006	319,046
2007	192,243
2008	56,061
2009	26,000
2010 and thereafter	50,740,722

Long-term principal	51,555,941
Unamortized discount	7,342

Total long-term debt	$51,548,599

      To achieve the desired balance between fixed- and variable-rate debt, the Company utilizes interest rate swap and interest rate cap agreements. The use of such derivative financial instruments had the effect of synthetically converting $24.5 billion of its $54.5 billion of variable-rate debt into fixed-rate obligations at December 31, 2004. In addition, certain of the Company’s debt obligations are denominated in currencies other than the currency of the issuing country. Foreign currency swap agreements are used to hedge exposure to changes in exchange rates of these obligations.

Affiliate Borrowings
      The Company has certain credit arrangements with GMAC and with other GMAC and GM affiliates. As of December 31, 2004, the Group had a $20 billion line of credit comprised of short- and medium-term unsecured borrowings from affiliates, which is available to the Group. At December 31, 2004 and 2003, the Company’s outstanding balances were $8.1 and $9.5 billion, respectively. The interest rate on such short-term borrowings fluctuates monthly and is generally a stated percentage above a composite of GMAC’s unsecured commercial paper rates. The interest rate on medium-term borrowings is fixed for the borrowing term, which is typically six months to one year. Combined interest on short-term borrowings paid monthly, and interest on medium-term borrowings paid semi-annually, totaled $236.4, $206.1 and $309.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. This line continues until terminated or modified by either GMAC or the Group.
      The Company’s subsidiaries in the United Kingdom and Europe can draw upon short-term uncommitted facilities with a GM affiliate for up to $772.2 million. At December 31, 2004 and 2003, no amounts were outstanding under this facility. In addition, these subsidiaries can borrow up to $2.1 billion under short-term uncommitted facilities with a GMAC affiliate with interest rates at a stated percentage above GMAC’s commercial paper portfolio cost. At December 31, 2004 and 2003, $1.6 and $1.1 billion, respectively, were outstanding under these facilities.
      The Company’s subsidiaries in Canada can borrow up to $416.4 million under short-term uncollateralized facilities from another GMAC affiliate. At December 31, 2004 and 2003, $265.4 and $84.3 million, respectively, were outstanding under this facility at an interest rate of 3.0% and 3.2%, respectively.

Collateralized borrowings in securitization trusts
      Due to the structure of certain mortgage loan securitizations, the Company accounts for them as financing transactions. The debt securities issued by the securitization trusts are classified as collateralized borrowings and the related mortgage loans as mortgage loans held for investment (see Note 6). The

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
principal and interest on these debt securities are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt securities. Accordingly, the timing of the principal payments on these debt securities is dependent on the payments received on the underlying mortgages. The interest rates on the debt securities vary by security. The interest rates on the floating rate securities are a stated percentage above LIBOR. At December 31, 2004, the range of interest rates on the fixed rate securities was between 1.60% and 9.20%.
      The Company securitized investment securities through Collateralized Debt Obligations (CDOs) that are treated as secured borrowings. The debt securities issued by the securitization trusts are classified as collateralized borrowings. The principal and interest on these debt securities are paid using the cash flows from the underlying investment securities. At December 31, 2004, trading securities in the amount of $282.7 million were pledged as collateral for these borrowings.

Other borrowings
      Secured aggregation facilities — The Company funds certain residential mortgage loans pending sale or securitization to permanent investors and lending receivables through committed secured aggregation facilities. The secured aggregation facilities are primarily funded through commercial paper issued by third parties, secured by the underlying mortgage loans, and paid down as sales and securitizations occur. Certain of these facilities are included in the combined financial statements as discussed more fully in Note 18. At December 31, 2004, the Company pledged mortgage loans held for sale and mortgage loans held for investment in the amount of $3.5 billion and $744.3 million, respectively, as collateral for these borrowings. At December 31, 2003, the Company pledged mortgage loans held for sale and mortgage loans held for investment of $2.4 and $1.7 billion, respectively, as collateral.
      The Company uses a series of wholly-owned special purpose entities to purchase loans and receivables and finance senior participation interests in the form of secured revolving notes. As of December 31, 2004, the Company had pledged mortgage loans held for sale and lending receivables of $2.0 billion and $707.4 million, respectively, as collateral for these borrowings. At December 31, 2003, the Company had pledged mortgage loans held for sale and lending receivables of $2.8 billion and $503.1 million, respectively, as collateral for these borrowings.
      The Company uses a secured aggregation facility to finance domestic construction lending receivables. The facility is funded though financing obtained from third-party asset-backed commercial paper conduits. As of December 31, 2004, the Company pledged lending receivables in the amount of $1.3 billion as collateral for these borrowings.
      The Company uses a secured aggregation facility to finance domestic warehouse lending receivables. The facility is funded through the issuance of commercial paper. As of December 31, 2004 and 2003, the Company pledged lending receivables in the amount of $3.4 and $4.3 billion, respectively, as collateral for these borrowings.
      Repurchase agreements — The Company enters into repurchase agreements with various counterparties in order to finance certain mortgage loans and securities. Under these repurchase agreements, the counterparties have agreed to resell to the Company either the same or a similar loan or security upon maturity of the agreement. For certain repurchase agreements, the counterparties may re-pledge the collateral. As of December 31, 2004, the Company pledged mortgage loans held for sale, mortgage loans held for investment, trading securities, available for sale securities, real estate and accounts receivable of $2.7, $1.7, $1.7 and $1.1 billion, and $8.4 and $32.9 million, respectively, as collateral for these borrowings. At December 31, 2003, the Company pledged mortgage loans held for sale, mortgage loans held for investment and trading securities of $900.6 million, $1.3 and $1.6 billion, respectively, as collateral for these borrowings. Additionally, the Company pledged the excess cash flows on certain mortgage loans

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
securitized through on-balance sheet securitizations as collateral for repurchase agreements. The excess cash flows pledged generally represent the difference between the cash received on the underlying mortgage loans and the amounts paid to the collateralized debt holders in the securitization. The excess cash flows pledged related to mortgage loans with an underlying principal balance of $34.8 and $15.0 billion at December 31, 2004 and 2003, respectively, and are recorded in mortgage loans held for investment.
      Investor custodial funds — Certain investors in loans serviced by the Company permit custodial funds to be used by the Company in its daily operations prior to their remittance to the investors. The amounts of custodial funds that may be utilized in operations are subject to certain limitations. Under one such arrangement, custodial funds in excess of the limitation can be invested in certain investments, including commercial paper instruments and repurchase agreements with GMAC Bank as the counterparty. In order to remain eligible to use these custodial funds, the Company must meet certain net worth, operational and other requirements. These arrangements are modified periodically in the normal course of business and are generally terminable at the investor’s discretion.
      FHLB advances — Amounts outstanding under an advance agreement with the Federal Home Loan Bank of Pittsburgh (FHLB) as of December 31, 2004 and 2003 were $1.5 billion and $822.0 million, respectively. These amounts were collateralized by held to maturity securities of $4.9 million and lending receivables of $48.2 million as of December 31, 2004, mortgage loans held for sale with carrying amounts of $2.0 and $1.5 billion, and mortgage loans held for investment with carrying amounts of $1.2 billion and $786.6 million as of December 31, 2004 and 2003, respectively. The borrowing capacity is based upon GMAC Bank’s asset base and was $3.3 and $2.3 billion at December 31, 2004 and 2003, respectively. Outstanding advances consisted of $1.1 billion and $427.0 million of short-term borrowings and $444.0 and $395.0 million of long-term borrowings as of December 31, 2004 and 2003, respectively.
      Third-party bank credit facilities — The Company had unsecured lines of credit with four third-party banks permitting the Company to borrow a maximum aggregate of $2.9 and $3.3 billion at December 31, 2004 and 2003, respectively. Generally, loans under the lines of credit have a term of 30 days. The lines are generally renewable at the discretion of the third-party banks. GMAC has guaranteed repayment of amounts borrowed from these banks under the credit lines. Interest paid is based on the amount of bank balances maintained by the Company, which may include escrow and custodial funds from the Company’s loan servicing activities and other banking considerations.
      The Company participates in a master note program with a third-party bank. The Company had outstanding balances under this program of $50.0 and $675.0 million as of December 31, 2004 and 2003, respectively. Under the program, borrowings are currently unsecured. However, at the request of the financial institution, the Company is required to pledge as collateral mortgage servicing rights valued at 200% of the then current outstanding balance.
      Debt collateralized by mortgage loans — Included in debt collateralized by mortgage loans are collateralized lines of credit permitting the Company to borrow up to $1.3 and $1.2 billion as of December 31, 2004 and 2003, respectively. The Company uses these facilities to fund residential mortgage loans. As of December 31, 2004, the Company pledged mortgage loans held for sale and mortgage loans held for investment in the amount of $760.3 and $29.8 million, respectively, as collateral for these borrowings. As of December 31, 2003, the Company pledged mortgage loans held for sale, mortgage loans held for investment, and real estate owned in the amounts of $703.4, $346.9 and $34.2 million, respectively, as collateral for these borrowings.
      Also included in debt collateralized by mortgage loans are borrowings in Canada used to fund residential mortgage loans. As of December 31, 2004, the Company pledged mortgage loans held for sale and mortgage loans held for investment in the amounts of $93.3 and $29.8 million, respectively, as

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
collateral for this borrowing. As of December 31, 2003, the Company pledged mortgage loans held for sale of $127.7 million as collateral for this borrowing.
      Securities purchased under forward contracts — The Company entered into an agreement during 2004 whereby a third-party purchases securities on the Company’s behalf in return for a financing charge. As of December 31, 2004, the Company pledged trading securities and cash in the amount of $226.3 and $1.6 million, respectively, as collateral for the securities purchased under forward contracts.

14.	Income Taxes
      The significant components of income tax expense were as follows:

Year Ended December 31,	2004	2003	2002

	(In thousands)
Current income tax expense (benefit):
U.S. Federal	$(260,802)	$761,550	$936,352
State and local	16,147	112,962	158,329
Foreign	4,691	315	1,018

	(239,964)	874,827	1,095,699
Deferred income tax expense (benefit):
U.S. Federal	745,415	(351,276)	(760,176)
State and local	105,959	(36,962)	(143,796)
Foreign	30,730	22,532	7,702

	882,104	(365,706)	(896,270)

Total income tax expense	$642,140	$509,121	$199,429

      At December 31, 2004 and 2003, the tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

December 31,	2004	2003

	(In thousands)
Deferred tax assets:
Allowance for loan losses	$125,842	$155,013
Hedging transactions	155,138	286,377
Accruals not currently deductible	274,355	259,449
Basis difference in mortgage loans and securities	30,815	243,440
Financing activity	—	256,359
Loss carryforwards	13,335	20,691
Depreciation	19,090	23,078
Employee benefits	7,107	21,663
Other	7,731	35,684

Total deferred tax assets	633,413	1,301,754
Deferred tax liabilities:
Mortgage servicing rights	772,357	533,617
Financing activity	68,165	—
Mark-to-market	7,298	30,850
Servicing fee accrual	21,503	20,117
Amortization of intangibles	23,276	9,793
Other	624	274

Total deferred tax liabilities	893,223	594,651

Net deferred tax asset (liability)	$(259,810)	$707,103

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004 and 2003, the Company had foreign net operating loss carryforwards of $91.6 and $115.1 million, respectively. Of the December 31, 2004 loss carryforwards, $50.3 million is expected to expire unutilized because the Company believes the use of these foreign net loss carryforwards is remote and accordingly no deferred tax asset has been recognized. Of the remaining foreign net operating loss carryforwards at December 31, 2004, $27.7 million is from Latin American operations and is available to offset future Latin American taxable income through 2014 and $7.2 million is from operations in Canada and is available to offset future Canadian taxable income through 2011. Additionally, $6.4 million is from operations in Europe and is available to offset future taxable income in Europe indefinitely.
      A valuation allowance has not been established against any of the Company’s deferred tax assets because the Company has determined that it is more likely than not that all such tax assets will be realized in the future.
      Income tax receivable, primarily from affiliates, of $267.0 million is included in other assets at December 31, 2004. Income tax payable, primarily to affiliates, of $358.3 million is included in other liabilities at December 31, 2003.
      At December 31, 2004 and 2003, federal income taxes had not been provided on $345.2 and $224.9 million, respectively, of undistributed earnings of foreign subsidiaries earned after 1997 that have been reinvested for an indefinite period of time. Quantification of the deferred tax liability, if any, associated with permanently reinvested earnings is not practicable.
      The following table is a reconciliation of the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2004, 2003, and 2002.

	2004		2003		2002

Year Ended December 31,	Amount	Percent	Amount	Percent	Amount	Percent

	(In thousands)
Computed income tax expense	$563,623	35.0%	$478,078	35.0%	$177,802	35.0%
State income taxes, net of federal income tax benefits	79,368	4.9	49,399	3.6	9,446	1.8
Impact of foreign operations	(5,294)	(0.3)	(4,623)	(0.3)	3,605	0.7
Other, net	4,443	0.3	(13,733)	(1.0)	8,576	1.8

Total income tax expense	$642,140	39.9%	$509,121	37.3%	$199,429	39.3%

15.	Deposit Liabilities
      Deposit liabilities consist of the following as of December 31:

December 31,	2004	2003

	(In thousands)
Non-interest bearing deposits	$1,302,677	$1,037,058
NOW and money-market checking accounts	353,609	234,328
Certificates of deposit	8,684	10,069

Total	$1,664,970	$1,281,455

      Non-interest bearing deposits represent third-party escrows associated with the Company’s loan servicing portfolio. The escrow deposits are not subject to an executed agreement and can be withdrawn without penalty at any time.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
16.     Employee Benefit Plans
      The Company is a participant in the Group’s noncontributory defined benefit retirement plan, which covers all eligible employees. The defined benefit retirement plan is fully funded as of December 31, 2004. In addition, the Company participates in the Group’s defined contribution savings plan for domestic employees meeting certain eligibility requirements. Employees may contribute a percentage of base compensation to the plan, not to exceed annual limits. The Company matches employee contributions up to 6% each year, with certain limitations. International employees of the Company who meet certain eligibility requirements are participants in defined contribution savings plans. Funds contributed and earned by the defined contribution savings plans can be withdrawn only under specific conditions.
      Employee benefit plan expense for the years ended December 31, 2004, 2003 and 2002, consists of:

Year Ended December 31,	2004	2003	2002

	(In thousands)
Defined benefit plan	$25,512	$20,408	$16,599
Defined contribution plan	20,036	17,954	16,171

Total	$45,548	$38,362	$32,770

17.     Off-Balance Sheet Securitization Transactions
      The Company sells residential mortgage loans in securitization transactions structured as sales and retains servicing responsibilities and subordinated interests. The Company receives primary and master servicing fees of up to 318 basis points per annum and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to the Company’s assets for failure of debtors to pay when due. The value of any retained interests are subject to credit, prepayment and interest rate risks on the transferred financial assets.
      For the years ended December 31, 2004, 2003, and 2002, the Company recognized pretax gains of $601.1, $480.8, and $562.4 million, respectively, on the securitization of residential mortgage loans structured as sales.
      Key economic assumptions used in measuring the retained interests at the date of securitizations structured as sales and completed during the years ended December 31, 2004 and 2003 were as follows:

	Prime	Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
Year Ended December 31, 2004	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

Prepayment speeds	7.8-51.3%	23.8-47.4%	25.4-44.6%	15.0%	0-40.0%	28.0%
Weighted-avg. life (years)	5.3-5.5	2.1	1.6-3.2	1.1	2.8	3.3
Expected credit losses	2.1%	4.3%	1.5-10.9%	5.4%	0.3%	8.6%
Discount rate	10.0-12.5%	11.5%	12.0%	6.5%	9.0-12.3%	24.8%

	Prime	Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
Year Ended December 31, 2003	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

Prepayment speeds	3.1-49.9%	24.0%	7.1-59.9%	15.0%	7.0-30.0%	18.0-32.5%
Weighted-avg. life (years)	3.9-5.9	3.5	1.9-2.7	1.1	3.7	3.5
Expected credit losses	1.9-2.0%	1.6%	1.6-3.4%	5.1%	0.4%	7.3%
Discount rate	8.6-12.5%	11.5%	11.5-13.5%	6.5%	13.0%	13.5-14.5%

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following summarizes certain cash flows received from and paid to securitization trusts for sales of finance receivables and loans that were completed during 2004, 2003 and 2002:

	Prime	Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
Year Ended December 31, 2004	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

	(In millions)
Cash inflows:
Proceeds from new securitizations	$13,574.0	$2,265.5	$5,410.5	$108.1	$7,705.2	$349.0
Servicing fees received	122.7	26.2	32.6	1.1	8.9	16.1
Other cash flows received on retained interests	130.9	149.7	229.1	30.1	134.0	55.7
Repayments of servicing advances	44.1	304.7	567.1	0.7	—	30.0
Cash outflows:
Servicing advances	(47.2)	(338.4)	(617.4)	(0.8)	—	(31.4)
Purchase obligations and options:
Mortgage loans under conditional call option	—	—	—	(21.6)	—	—
Representations and warranties obligations	(36.3)	(2.7)	(25.6)	—	—	(0.9)
Asset performance conditional calls	(21.2)	(56.8)	(57.1)	(1.1)	—	(0.5)
Clean-up calls	(3,479.8)	(148.4)	(168.7)	—	—	—

Net cash flow	$10,287.2	$2,199.8	$5,370.5	$116.5	$7,848.1	$418.0

	Prime	Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
Year Ended December 31, 2003	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

	(In millions)
Cash inflows:
Proceeds from new securitizations	$18,485.0	$1,683.8	$3,134.2	$116.6	$3,855.4	$2,290.5
Servicing fees received	98.7	60.1	60.7	1.2	9.0	20.1
Other cash flows received on retained interests	182.1	272.4	317.2	31.2	103.8	48.1
Repayments of servicing advances	47.3	422.8	693.9	0.7	—	43.6
Cash outflows:
Servicing advances	(45.3)	(466.1)	(682.8)	(0.7)	—	(47.0)
Purchase obligations and options:
Mortgage loans under conditional call option	—	—	—	(33.8)	—	—
Representations and warranties obligations	(39.9)	(44.4)	(21.8)	(6.9)	—	(41.2)
Asset performance conditional calls	(0.4)	(25.2)	(74.5)	—	—	(21.9)
Clean-up calls	(1,737.7)	—	(181.3)	—	—	—

Net cash flow	$16,989.8	$1,903.4	$3,245.6	$108.3	$3,968.2	$2,292.2

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Prime	Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
Year Ended December 31, 2002	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

	(In millions)
Cash inflows:
Proceeds from new securitizations	$14,932.1	$3,482.6	$5,288.1	$195.2	$2,217.8	$2,125.2
Servicing fees received	90.0	30.3	62.7	1.6	5.7	10.9
Other cash flows received on retained interests	214.4	347.2	306.2	40.8	65.3	70.1
Repayments of servicing advances	30.8	356.5	757.0	1.7	—	38.3
Cash outflows:
Servicing advances	(30.1)	(447.0)	(765.7)	(1.7)	—	(45.3)
Purchase obligations and options:
Mortgage loans under conditional call option	—	—	—	(105.5)	—	—
Representations and warranties obligations	(32.9)	(11.5)	(11.4)	(12.2)	—	(2.0)
Asset performance conditional calls	(7.8)	(3.5)	(35.4)	—	—	(11.5)
Clean-up calls	(383.5)	(110.2)	—	—	—	—

Net cash flow	$14,813.0	$3,644.4	$5,601.5	$119.9	$2,288.8	$2,185.7

      At December 31, 2004 and 2003, key economic assumptions and the sensitivity of the current fair value of retained interests to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Prime	Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
December 31, 2004	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

	(In millions)
Carrying amount/fair value of retained interest securities	$183.0	$181.4	$305.1	$23.0	$513.0	$42.0
Prepayment speeds	9.2-55.0%	26.3- 45.3%	18.0- 45.7%	15.0%	0-40.0%	18.0- 50.0%
Impact on fair value of 10% adverse change	$(10.3)	$(4.7)	$(25.7)	$(0.0)	$(7.7)	$(0.4)
Impact of fair value of 20% adverse change	(19.5)	(8.4)	(42.8)	(0.0)	(14.1)	(1.0)
Weighted average life (years)	3.3-5.4	2.2	1.1-3.0	1.1	3.5	2.6
Expected credit losses	0.5-4.2%	6.4%	1.1-26.1%	5.4%	0.3%	5.9%
Impact on fair value of 10% adverse change	$(1.0)	$(12.1)	$(24.8)	$(1.1)	$(5.4)	$(5.9)
Impact on fair value of 20% adverse change	(2.0)	(19.1)	(48.1)	(2.2)	(10.8)	(10.6)
Discount rate	9.9-12.5%	11.5%	11.5-13.5%	6.5%	12.1%	11.5- 40.0%
Impact on fair value of 10% adverse change	$(6.1)	$(1.4)	$(6.2)	$(0.1)	$(20.2)	$(1.8)
Impact on fair value of a 20% adverse change	(11.8)	(3.0)	(12.0)	(0.3)	(37.1)	(3.8)
Interest rates on variable and adjustable contracts	Forward benchmark interest rate yield curve plus contractual spread
Impact on fair value of 10% adverse change	$(1.2)	$(5.2)	$(0.8)	$(1.3)	$(4.3)	$(2.2)
Impact on fair value of 20% adverse change	(2.1)	(10.8)	(1.6)	(2.6)	(9.0)	(3.9)

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

		Nonprime	Second-Lien	Government	Foreign	Other
	Non-Conforming	Mortgage	Mortgage	Mortgage	Mortgage	Mortgage
December 31, 2003	Mortgage Loans	Loans	Loans	Loans	Loans	Loans

	(In millions)
Carrying amount/fair value of retained interest securities	$219.4	$273.8	$305.5	$37.3	$286.9	$105.2
Prepayment speeds	0.1-65.0%	22.7- 54.0%	13.7- 60.0%	15.0%	0-34.5%	18-57.2%
Impact on fair value of 10% adverse change	$(13.5)	$(24.0)	$(19.1)	$(0.1)	$(6.1)	$(6.1)
Impact on fair value of 20% adverse change	(25.6)	(48.1)	(34.9)	(0.2)	(11.3)	(11.9)
Weighted average life (years)	3.4-5.9	2.2	1.1-2.4	1.7	3.3	3.2
Expected credit losses	0.9-2.0%	5.8%	0.8-26.1%	5.1%	0.3%	5.9%
Impact on fair value of 10% adverse change	$(1.3)	$(39.9)	$(61.9)	$(1.2)	$(2.8)	$(16.3)
Impact on fair value of 20% adverse change	(2.5)	(89.1)	(119.9)	(2.4)	(5.6)	(32.2)
Discount rate	9.5-12.5%	11.5%	11.5-13.5%	6.5%	12.1%	11.5- 14.5%
Impact on fair value of 10% adverse change	$(6.8)	$(4.1)	$(6.3)	$(0.2)	$(10.7)	$(3.1)
Impact on fair value of 20% adverse change	(13.2)	(8.3)	(12.4)	(0.5)	(20.6)	(6.1)
Interest rates on variable and adjustable contracts	Forward benchmark interest rate yield curve plus contractual spread
Impact on fair value of 10% adverse change	$(0.9)	$(8.3)	$(1.0)	$(1.9)	$(2.3)	$(4.2)
Impact on fair value of 20% adverse change	(2.6)	(16.7)	(1.8)	(3.8)	(6.0)	(8.0)
      Changes in fair value based on 10% variations in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest has been presented without calculating the effect of changes in assumptions. The Company currently has a hedge program in place to manage the risk of changes in the fair value of its prime first mortgage interest-only securities due to interest rate movements and differences in the indices for various fixed and floating rate loans and floating rate securities. The sensitivities have been presented without taking into account offsetting hedge effects.
      At December 31, 2004, 2003 and 2002, expected net credit losses as a percentage of the original unpaid principal balance of loans securitized are presented in the table below. Expected net credit losses include actual incurred losses plus projected losses over the remaining life of the securitization.

December 31,	2004	2003	2002

Prime non-conforming	0.5- 4.2%	0.9- 2.0%	1.2- 1.5%
Nonprime	6.4	5.8	4.6
Second-lien	1.1-26.1	0.8-26.1	0.9-24.8
Government	5.4	5.1	1.6
Foreign	0.3	0.3	0.2
Other	5.9	5.9	4.5

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following tables present additional quantitative information about delinquencies and net credit losses for securitized financial assets and other assets managed together with them:

			Year Ended
			December 31,
	At December 31, 2004		2004

	Total Principal	Loans 60 Days or	Net Credit
Type of Mortgage Loan	Amount of Loans	More Past Due	Losses

	(In millions)
Prime conforming	$3,709	$15	$1
Prime non-conforming	30,248	285	29
Nonprime	26,806	2,358	414
Prime second-lien	15,900	371	298
Government	831	188	3
Foreign	19,393	1,444	5
Other	32,688	2,026	193

Total managed loans(a)	129,575	$6,687	$943

Less:
Mortgage loans securitized and sold	57,819
Mortgage loans held for sale/securitization	14,048

Mortgage loans held for investment	$57,708

(a)	Total managed loans represent loans retained on the balance sheet or that have been securitized and sold, excluding securitized loans that the Company continues to service but has no other continuing involvement.

			Year Ended
			December 31,
	At December 31, 2003		2003

	Total Principal	Loans 60 Days or	Net Credit
Type of Mortgage Loan	Amount of Loans	More Past Due	Losses

	(In millions)
Prime conforming	$3,731	$17	$—
Prime non-conforming	30,107	614	29
Nonprime	25,023	2,101	271
Prime second-lien	13,443	185	301
Government	1,100	293	2
Foreign	11,629	917	—
Other	23,997	847	79

Total managed loans(a)	109,030	$4,974	$682

Less:
Mortgage loans securitized and sold	51,176
Mortgage loans held for sale/securitization	11,596

Mortgage loans held for investment	$46,258

(a)	Total managed loans represent loans retained on the balance sheet or that have been securitized and sold, excluding securitized loans that the Company continues to service but has no other continuing involvement.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

18.	Variable Interest Entities
      The following describes the Company’s variable interest entities that the Company has consolidated or in which it has a significant variable interest.
      Mortgage Warehouse Funding — The Company transfers residential mortgage loans, lending receivables, home equity loans and lines of credit pending permanent sale or securitization through various structured finance arrangements in order to provide funds for the origination and purchase of future mortgage-related products. These structured finance arrangements include transfers to warehouse funding entities including Group-, Company-, and bank-sponsored commercial paper conduits. Transfers of assets from the Company into each facility are accounted for as either sales (off-balance sheet) or secured financings (on-balance sheet) based on the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. However, in either case, creditors of these facilities have no legal recourse to the general credit of the Company. Some of these warehouse funding entities represent variable interest entities under FIN 46R.
      Management has determined that for certain mortgage warehouse funding facilities, the Company is the primary beneficiary and, as such, consolidates the entities in accordance with FIN 46R. The assets of these residential mortgage warehouse entities totaled $4.6 billion at December 31, 2004, the majority of which are included in mortgage loans held for sale in the Company’s combined balance sheet. The beneficial interest holders of these variable interest entities do not have legal recourse to the general credit of the Company.
      Warehouse Lending — The Company has a facility in which it transfers mortgage warehouse lending receivables to a Special Purpose Entity (SPE) which then sells a senior participation interest in the receivables to an unconsolidated QSPE. The QSPE funds the purchase of the participation interest from the SPE through financing obtained from third-party asset-backed commercial paper conduits. The SPE funds the purchase of the receivables from the Company with cash obtained from the QSPE, as well as a subordinated loan and/or an equity contribution from the Company. The senior participation interest sold to the QSPE and the commercial paper issued are not included in the assets or liabilities of the Company. Once the receivables have been sold, they may not be purchased by the Company except in very limited circumstances, such as a breach in representations or warranties.
      Management has determined that the Company is the primary beneficiary of the SPE, and as such, consolidates the entity in accordance with FIN 46R. The assets of the SPE totaled $686.0 million at December 31, 2004, which are included in lending receivables, net of unearned income, in the Company’s combined balance sheet. The beneficial interest holders of this variable interest entity do not have legal recourse to the general credit of the Company.
      Collateralized Debt Obligations (CDO) — The Company sponsors and manages the collateral of a CDO. Under CDO transactions, a trust is established that purchases a portfolio of securities and issues debt and equity certificates which represent interests in the portfolio of assets. Bonds representing the collateral for the CDO include both those issued by the Company from loan securitizations and those issued by third parties. The Company receives compensation for managing the portfolio and retains an equity investment in the CDO.
      The Company is the primary beneficiary of the CDO, and as such, consolidates the entity in accordance with FIN 46R. The assets in this entity totaled $294.5 million at December 31, 2004, the majority of which are included in investment securities in the Company’s combined balance sheet. The beneficial interest holders of this variable interest entity do not have legal recourse to the general credit of the Company.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Construction and Real Estate Lending — The Company uses a special purpose entity to finance construction lending receivables. The special purpose entity purchases and holds the receivables and funds the majority of the purchases through financing obtained from third-party asset-backed commercial paper conduits.
      The Company is the primary beneficiary, and as such, consolidates the entity in accordance with FIN 46R. The assets in this entity totaled $1.2 billion at December 31, 2004, which are included in lending receivables, net of unearned income, in the Company’s combined balance sheet. The beneficial interest holders of this variable interest entity do not have legal recourse to the general credit of the Company.
      The Company has subordinated real estate lending arrangements with certain entities. These entities are created to develop land and construct residential homes. Management has determined that the Company does not have the majority of the expected losses or returns, and as such, consolidation is not appropriate under FIN 46R. Total assets in these entities were $194.3 million at December 31, 2004 of which $49.5 million represents the Company’s maximum exposure.
      Other Relationships — The Company has investments with several mortgage loan originators. These investments may include common or preferred equity investments, working capital or other subordinated lending, and warrants, in addition to warehouse lending arrangements. The Company is not the primary beneficiary of these entities, and as such, consolidation is not appropriate under FIN 46R. Total assets in these entities were $173.9 million at December 31, 2004, of which $285.4 million represents the Company’s maximum exposure.
19.     Other Comprehensive Income
      The following table presents the components and annual activity in other comprehensive income:

				Accumulated
	Unrealized Gain	Foreign		Other
	(Loss) on	Currency	Unrealized Gain	Comprehensive
	Investment	Translation	(Loss) on Cash	Income
December 31,	Securities(a)	Adjustment(b)	Flow Hedges	(Loss)

	(In thousands)
Balance at January 1, 2002	$1,647	$(3,514)	$—	$(1,867)
2002 net change	33,371	14,288	—	47,659

Balance at December 31, 2002	35,018	10,774	—	45,792
2003 net change	(37,683)	15,652	(23,095)	(45,126)

Balance at December 31, 2003	(2,665)	26,426	(23,095)	666
2004 net change	10,432	21,109	126,799	158,340

Balance at December 31, 2004	$7,767	$47,535	$103,704	$159,006

(a)	Represents the after-tax difference between the fair value and amortized cost of the available for sale securities portfolio.

(b)	Includes after-tax gains and losses on foreign currency translation from operations for which the functional currency is other than the U.S. dollar. Net change amounts were net of taxes totaling $0.1, $0.2, and $0.0 million for the years ended December 31, 2004, 2003, and 2002, respectively.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The net changes in the following table represent the sum of net unrealized gains or losses on available for sale securities and cash flow hedges with the respective reclassification adjustments. Reclassification adjustments are amounts recognized in net income during the year due to realized gains or losses.

Year Ended December 31,	Pretax	Tax Effect	Net of Tax

	(In thousands)
2004
Available for sale securities:
Net unrealized gains arising during the year	$9,691	$(3,449)	$6,242
Reclassification of losses included in net income	6,506	(2,316)	4,190

Net unrealized gains arising during the year, net of reclassification adjustment	$16,197	$(5,765)	$10,432

Cash flow hedges:
Net unrealized gains arising during the year	$205,261	$(72,197)	$133,064
Reclassification of net gains included in net income	(9,665)	3,400	(6,265)

Net unrealized gains arising during the year, net of reclassification adjustment	$195,596	$(68,797)	$126,799

2003
Available for sale securities:
Net unrealized gains arising during the year	$10,344	$(3,620)	$6,724
Reclassification of net gains included in net income	(68,314)	23,907	(44,407)

Net unrealized losses arising during the year, net of reclassification adjustment	$(57,970)	$20,287	$(37,683)

Cash flow hedges:
Net unrealized losses arising during the year	$(35,833)	$12,345	$(23,488)
Reclassification of net losses included in net income	332	61	393

Net unrealized losses arising during the year, net of reclassification adjustment	$(35,501)	$12,406	$(23,095)

2002
Available for sale securities:
Net unrealized gains arising during the year	$294,200	$(101,850)	$192,350
Reclassification of net gains included in net income	(243,159)	84,180	(158,979)

Net unrealized gains arising during the year, net of reclassification adjustment	$51,041	$(17,670)	$33,371

20.     Fair Value of Financial Instruments
      The fair value of financial instruments is the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. When possible, the Company uses quoted market prices to determine fair value. Where quoted market prices are not available, the fair value is internally derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. Changes to these estimation methodologies could significantly affect fair value, and accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates below are only indicative of individual financial instrument fair values and should not be considered an indication of the fair value of the Company taken as a whole.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2003:

	2004		2003

	Carrying	Estimated	Carrying	Estimated
December 31,	Amount	Fair Value	Amount	Fair Value

	(In thousands)
Assets
Cash and cash equivalents	$899,083	$899,083	$941,093	$941,093
Mortgage loans held for sale	14,032,781	14,273,983	11,577,746	11,720,112
Trading securities	2,714,700	2,714,700	3,372,150	3,372,150
Available for sale securities	1,244,658	1,244,658	95,544	95,544
Mortgage loans held for investment, net	56,835,356	57,625,916	45,766,618	47,080,560
Lending receivables, net	9,357,397	9,358,445	8,233,215	8,233,215
Derivatives — asset position	593,976	593,976	264,607	264,607
Other assets	44,398	44,356	21,657	21,657
Liabilities
Affiliate borrowings	$10,006,242	$10,006,242	$10,683,876	$10,683,876
Collateralized borrowings in securitization trusts	50,708,476	50,732,853	39,415,647	39,397,100
Other borrowings	23,703,650	23,704,528	20,647,580	20,647,580
Deposit liabilities	1,664,970	1,573,001	1,281,455	1,187,917
Derivatives — liability position	278,991	278,991	560,296	560,296
Other liabilities	37,793	37,793	59,941	59,941
      Financial instruments not recognized on the balance sheet:

	2004		2003

		Estimated		Estimated
December 31,	Notional	Fair Value	Notional	Fair Value

	(In thousands)
Unfunded commitments to extend credit:
Home equity lines of credit	$4,428,984	$—	$5,531,460	$—
Warehouse lending receivables	7,787,227	—	9,616,348	—
Construction lending receivables	1,942,382	—	1,754,686	—
Commercial business lending receivables	646,214	—	432,149	—
Healthcare lending receivables	274,269	—	273,307	—
Residential construction loans	201,948	—	189,606	—
Commitments to provide capital to equity method investees	323,394	—	154,548	—
Commitments to originate mortgage loans held for investment	210,062	(980)	529,844	9,058
Standby letters of credit	153,946	(481)	91,211	(2,788)
      The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:
      Cash and cash equivalents, lending receivables and other assets — The estimated fair value for these financial instruments approximates carrying value due to the relative short-term period of time between origination of the instrument and its expected realization and/or due to the short-term floating interest rates on such investments.
      Mortgage loans held for sale — The estimated fair value of these financial instruments is based upon actual prices received on recent sales of mortgage loans and securities to investors and projected prices obtained through investor indications. These indications consider interest rates, mortgage loan type and credit quality.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Trading and available for sale securities — Fair values are based on quoted market prices if available. If market prices are not available, fair value is estimated using valuations from external parties. Absent third-party valuations, fair value is estimated based on valuation models which calculate expected future cash flows. Valuation models incorporate management’s best estimate of assumptions including, but not limited to, prepayment speeds, prepayment penalty income, credit losses, discount rates commensurate with the risks involved and, if applicable, interest rates on variable contracts.
      Mortgage loans held for investment — The estimated fair value of these financial instruments is based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality; the net realizable value of collateral and/or estimated sales price is based on quoted market prices where available or actual prices received on comparable sales of mortgage loans to investors, adjusted for management estimates to reflect the unique characteristics of the underlying loans.
      Derivative financial instruments — The estimated fair value of derivative financial instruments generally reflect the estimated amounts the Company would receive or pay to terminate the contracts. Dealer quotes are generally available for the Company’s derivative financial instruments.
      Affiliate borrowings — The estimated fair value of these financial instruments is based on discounted cash flow analysis using current interest rates for borrowings of similar remaining maturities.
      Collateralized borrowings — The estimated fair value of these financial instruments is based on quoted market prices.
      Other borrowings — The estimated fair value of these financial instruments approximates carrying amounts due to the short-term floating interest rates on the borrowings.
      Deposit liabilities — The estimated fair value of deposits with no stated maturity is equal to their carrying amount. The fair value of fixed-maturity deposits was estimated by discounting cash flows using currently offered rates for deposits of similar maturities.
      Other liabilities — The estimated fair value of these financial instruments approximates carrying value due to the short-term period between establishment and payment.
      Unfunded commitments to extend credit — No value is assigned to these financial instruments as they primarily represent commitments to lend at market rates tied to short-term indices.
      Commitments to originate mortgage loans held for investment — The estimated fair value for these commitments is the difference between the committed purchase price and the fair value of the underlying mortgage loan. The determination of the fair value of the underlying mortgage loan is described above.
21.     Derivative Instruments
      The Company’s risk management objectives are to minimize market risk and cash flow volatility associated with interest rate, prepayment, and basis risks related to certain assets and liabilities. Derivative financial instruments are used as part of the Company’s risk management policy to manage risk related to specific groups of assets and liabilities, including trading securities, mortgage loans held for sale, mortgage loans held for investment, mortgage servicing rights and collateralized borrowings in securitization trusts. The Company also utilizes foreign currency swaps and forward contracts to hedge foreign currency denominated assets and liabilities. In addition, the Company holds derivative instruments such as commitments to purchase or originate mortgage loans that it has entered into in the normal course of business. The following summarizes the Company’s derivative activity:

Fair Value Hedges
      The Company uses derivatives designated as fair value hedges to manage the risk of changes in fair value of mortgage servicing rights and mortgage loans held for sale.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Mortgage servicing rights — The Company’s primary risk associated with holding mortgage servicing rights is the risk of impairment loss due to a change in fair value caused by changes in interest rates. Pursuant to the Company’s risk management program, MSRs are hedged to mitigate the effect of changes in MSR fair value resulting from changes in interest rates using fair value hedges. In order to manage this risk, the Company has entered into a combination of derivative contracts that are designated as hedges of the servicing rights associated with groups of similar mortgage loans. These derivatives include interest rate caps and floors, futures options, futures, mortgage-backed security options, interest rate swaps and swaptions. The maturities of these instruments range between six months and twenty years. The Company has entered into written options on treasury futures for notional amounts lower than purchased options on futures. The purchased option coverage is at a strike price less than or equal to the corresponding written option coverage, thereby mitigating the Company’s loss exposure. The Company is required to deposit cash in margin accounts maintained by counterparties for unrealized losses on futures contracts. Deposits in margin accounts were $4.1 and $24.4 million at December 31, 2004 and 2003, respectively, and are included within accounts receivable in the combined balance sheet.
      The Company assesses whether its hedge relationships are highly effective using historical hedge period data. Effectiveness is measured employing a statistical based approach that must meet thresholds for R-squared, Slope and F-statistic. Hedge ineffectiveness is measured as the difference between the changes in value of the hedged assets and the changes in value of the designated derivatives and is recognized in earnings in the current period. If the changes in the fair value of the hedged MSRs are highly correlated to changes in the fair value of the derivative financial instruments, the carrying value of hedged MSRs and the related derivative financial instruments are adjusted for the change in fair value and the resultant gain or loss is recognized in earnings. MSRs that do not meet the criteria for hedge accounting treatment are carried at the lower of cost or fair value.
      The derivative contracts contain an element of credit risk in the event that the counterparties may be unable to meet the terms of such agreements. The Company minimizes its risk exposure by limiting the counterparties to major banks, investment bankers and private investors that meet established credit and capital guidelines. In the event the counterparties are unable to fulfill their obligations, the Company would not incur any material loss by replacing the position at market rates in effect on December 31, 2004 and 2003. The Company does not expect any counterparty to default on their obligations. In order to further mitigate the risk of counterparty default, the Company has entered into several collateral agreements with counterparties for its mortgage servicing rights derivatives. The agreements require both parties to maintain cash on deposit in the event the fair values of the derivatives meet established thresholds. Deposits in these collateral accounts consisted of $265.6 and $101.9 million at December 31, 2004 and 2003, respectively, in cash received by the Company from counterparties, which was included within other liabilities on the accompanying combined balance sheet.
      Mortgage loans held for sale and commitments to purchase/originate mortgages — The Company uses derivative financial instruments to manage its exposure to risk associated with certain of its mortgage loans held for sale and commitments to purchase/originate mortgages. The Company designates a hedging relationship between most first mortgage loans held for sale and various derivative contracts for loans held by GMAC Residential. The Company assesses whether its hedge is highly effective if it meets thresholds for R-squared, Slope and F-statistic. Hedge ineffectiveness is measured as the difference between the change in the value of the hedge assets and the change in the value of the designated derivatives and is recognized in earnings in the current period.
      Prior to mortgage funding, the Company often enters into an interest rate lock commitment with borrowers whereby the Company commits to a particular interest rate, provided the borrower elects to close the loan. After the loans are funded, the Company’s prime conforming and government mortgage loans held for sale are sold into the secondary market to various investors, primarily as mortgage-backed

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
securities sponsored by Fannie Mae, Freddie Mac and Ginnie Mae. Mortgage loans that are not eligible for agency sponsored securitization (non-conforming and nonprime) are sold through public or private securitization transactions or in whole loan sales. During the time between the loan’s funding or interest rate lock commitment and its sale to the secondary market, the Company is exposed to certain risks. The primary risk associated with its locked pipeline (loans with interest rate lock commitments not yet closed) and warehouse (closed loans) is a decrease in the fair value of the loans due to an unfavorable fluctuation in interest rates. The Company’s primary strategy to protect against this risk is selling loans or mortgage-backed securities forward to investors using mandatory and optional forward commitments.
      Interest rate lock commitments are specifically prohibited from being designated as a hedged asset in a fair value hedging relationship. However, certain loan commitments to purchase or originate mortgages have been defined as derivatives and are therefore recorded on the balance sheet as assets or liabilities, and measured at fair value. Subsequent changes in fair value from the time of the rate lock are recognized as assets or liabilities, with a corresponding adjustment to current period earnings. The determination of the change in fair value does not include an estimate of the future mortgage servicing right that will arise when the loan is sold. Commitments to originate or purchase mortgage loans held for sale accounted for as derivatives had an unrealized gain position of $8.3 and $18.7 million recorded in other assets and an unrealized loss position of $22.7 and $5.4 million recorded in other liabilities at December 31, 2004 and 2003, respectively.
      As of December 31, 2004 and 2003, the Company had forward delivery commitments to sell mortgages and/or mortgage-backed securities into mandatory delivery contracts with investment bankers, private mortgage investors and agency mortgage-backed securities, as well as options and futures contracts outstanding on U.S. Treasury instruments and Eurodollar futures. The Company is required to deposit cash in margin accounts maintained by counterparties for unrealized losses on futures contracts. Deposits in margin accounts were $10.1 and $6.6 million at December 31, 2004 and 2003, respectively, and are included in accounts receivable.

Cash Flow Hedges
      The Company hedges cash flows primarily related to debt treated as secured borrowings issued as part of its securitizations. Cash flows are hedged on existing variable rate debt as well as forecasted fixed rate debt.
      The primary risk associated with variable rate debt is changes in market rates, which may cause variability in future interest payments. The Company uses interest rate swaps to hedge the variability in expected future cash flows attributable to the variable rate debt. Effectiveness is measured using appropriate methods under GAAP. The effective portion of the gain or loss on the change in the fair value is reported in other comprehensive income (OCI), a component of stockholder’s equity, and the ineffective portion recognized in current period earnings.
      The primary risk associated with fixed rate debt is changes in market rates prior to the issuance of the fixed rate debt causing variability in future cash flows related to the debt issuance. The Company’s primary strategy to hedge against this risk is to sell U.S. Treasury and/or mortgage-backed securities forward. The hedging relationship ceases when the debt is issued. While the hedging relationship exists, effectiveness is measured with the effective portion of the gain or loss on the change in the fair value of the hedging instrument reported in OCI and the ineffective portion is recognized in current period earnings. As the hedged item impacts earnings, the effective portion is reclassified into earnings.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Derivatives Not Designated as Accounting Hedges
      The Company utilizes certain derivative financial instruments to manage interest rate, price and foreign exchange risks that do not qualify or are not designated as accounting hedges. These derivatives are used to manage risk associated with trading securities, mortgage loans held for sale, and mortgage loans held for investment. Because these derivatives are not designated as accounting hedges, changes in the fair value of these derivatives are recognized in earnings each period.
      The Company enters into loan purchase agreements with certain third parties. These agreements require the Company to remit to third parties certain cash flows from these loans. These agreements meet the definition of a derivative and are carried at fair value. At December 31, 2004 and 2003, the Company recorded a liability of $44.2 and $98.1 million, respectively, for these obligations, which are included in other liabilities.
      The Company has elected not to treat currency swaps used to convert foreign currency denominated assets and liabilities into the functional currency at a floating rate as hedges for accounting purposes. The Company has elected this treatment because the changes in the fair values of the currency swaps are substantially offset by the foreign currency revaluation gains and losses of the underlying debt.

Income Statement Presentation
      The following table summarizes the pretax earnings impact of the changes in fair value for each type of accounting hedge classification segregated by the asset or liability hedged:

Year Ended December 31,	2004	2003	2002	Income Statement Classification

	(In thousands)
Fair value hedge ineffectiveness gain (loss):
Mortgage servicing rights	$69,888	$347,835	$363,106	Servicing asset valuation and hedge gain
Mortgage loans held for sale	(9,500)	(1,674)	35,281	Gain on sale of mortgage loans
Cash flow hedge ineffectiveness loss:
Debt and future debt issuance	(3,535)	(1,212)	—	Interest expense
Derivatives not designated as accounting hedges gain (loss):
Off-balance sheet securitization activities	(40,400)	178,724	237,839	Gain on sale of mortgage loans and other income
Mortgage loans held for sale and investment	(59,952)	(85,703)	146,655	Gain on sale of mortgage loans
Foreign currency debt	(1,229)	(12,358)	(4,110)	Interest expense
Mortgage servicing rights	(7,660)	(15,539)	109,974	Servicing asset valuation and hedge gain
Mortgage-related securities	(94,591)	(12,677)	109,221	Gain (loss) on investment securities
Other	(5,630)	(2,781)	(2,596)	Interest expense

Total	$(152,609)	$394,615	$995,370

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the component of the derivative instruments’ gain (loss) excluded from the assessment of hedge effectiveness and the reclassification from other comprehensive income to earnings expected to occur in the next 12 months:

Year Ended December 31,	2004	2003	2002

	(In thousands)
Net gain on fair value hedges excluded from assessment of effectiveness (time component)	$180,414	$174,948	$211,900
Expected reclassifications from other comprehensive income to earnings in the next 12 months	101,473	(32,171)	—
22.     Guarantees, Commitments, and Contingencies

Guarantees
      Guarantees are defined as contracts or indemnification agreements that contingently require the Company to make payments to third parties based on changes in an underlying agreement that is related to a guaranteed party. The following summarizes the Company’s outstanding guarantees made to third parties.

	2004		2003

		Carrying		Carrying
	Maximum	Value	Maximum	Value
December 31,	Liability	of Liability	Liability	of Liability

	(In thousands)
Standby letters of credit	$153,946	$481	$91,211	$2,788
Securitization and sales:
HLTV and international securitizations	416,080	11,458	587,405	31,392
Mortgage-related securities	30,896	29,210	92,417	43,833
      Standby letters of credit — The Company issues financial standby letters of credit as part of its warehouse and construction lending activities. Expiration dates on the letters of credit range from 2005 to ongoing commitments and are generally collateralized by assets of the client.
      HLTV and international securitizations — The Company has entered into agreements to provide credit loss protection for certain HLTV and international securitization transactions. The maximum potential obligation for certain agreements is equal to the lesser of a specified percentage of the original loan pool balance or a specified percentage of the current loan pool balance. The Company is required to perform on its guaranty obligation when the bond insurer makes a payment under the bond insurance policy. For the other agreements, the maximum potential obligation is equivalent to the pledged collateral amount. The Company pledged mortgage loans held for sale totaling $133.3 and $162.8 million as of December 31, 2004 and 2003, respectively, and available for sale securities totaling $0.2 million as of December 31, 2003. The event, which will require the Company to perform on its guaranty obligation, occurs when the security credit enhancements are exhausted and losses are passed through to over-the-counter dealers. The guarantees terminate the first calendar month during which the security aggregate note amount is reduced to zero.
      Mortgage-related securities — The Company had contingent obligations related to prepayment risk on sales of certain mortgage-related securities. The obligations required payment of remaining principal upon maturity of senior classes of issued securities and were capped at $31 million with this cap decreasing as the underlying securities paid down. This obligation matured and was paid in January of 2005.
      Other — In connection with two International Swap Dealers Association agreements, the Company guarantees the payment of all amounts payable to the counterparties in each swap transaction. The agreement is in effect until canceled by the Company. The estimated maximum potential obligation under

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
these guarantees totaled $15.0 million at December 31, 2004 and 2003. Also in connection with its hedging activities, the Company has entered into collateral agreements with counterparties to its mortgage servicing rights derivatives. As further discussed in Note 21, the agreements require both parties to maintain cash on deposit in the event the fair values of the derivatives exceed established thresholds.
      In connection with certain acquisitions, the Company has guaranteed, under certain conditions, payments with a total estimated maximum of $27.6 and $11.0 million as of December 31, 2004 and 2003, respectively. There was no liability recorded in connection with these guarantees as of December, 31, 2004 and 2003. The guaranty for the most significant acquisition expires in 2007.

Commitments and Contingencies
      At December 31, 2004, the Company was obligated under non-cancelable operating leases for office space and equipment. Future minimum rental payments, including escalation clauses, under leases with terms of one year or more at December 31, 2004, were as follows:

Year Ending December 31,

(In thousands)
2005	$85,685
2006	73,440
2007	62,894
2008	38,489
2009	17,186
2010 and thereafter	40,165

$317,859

      Rental expense recorded by the Company for the years ended December 31, 2004, 2003, and 2002 was $92.8, $90.3, and $82.7 million, respectively.
      The Company is subject to potential liability under laws and government regulation and various claims and legal actions that are pending or may be asserted against it. Some of the pending actions purport to be class actions. Liabilities are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. Based on information currently available, advice of counsel, available insurance coverage and established liabilities, it is the opinion of management that the eventual outcome of the actions will not have a material adverse effect on the Company’s combined balance sheet, results of operations or cash flows.
23.     Related Party Transactions
      The Company invested in GMAC Demand Notes resulting in interest income of $0.1, $0.3 and $1.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      The Company paid GMAC guarantor fees of $0.2, $0.4, and $0.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, for transactions where GMAC acted as a guarantor for certain of the Company’s obligations. In addition, the Company incurred interest expense of $235.0 and $75.3 million for the year ended December 31, 2004, $205.6 and $45.8 million for the year ended December 31, 2003 and $309.3 and $33.1 million for the year ended December 31, 2002, related to borrowings from GMAC and other GM affiliated entities, respectively.
      The Company pays GMAC fees to guarantee the notes payable and other borrowings of its international subsidiaries. The Company paid GMAC fees of $1.3 million for the year ended December 31, 2004, and $0.5 million for the years ended December 31, 2003 and 2002. The Company has agreed to reimburse GMAC for any losses related to these guarantees.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company has entered into an agreement with GM to provide certain services through its call center operations. In exchange for these services, the Company received $9.5, $18.7 and $21.3 million from GM during the years ended December 31, 2004, 2003 and 2002, respectively.
      During 2004, the Company entered into a participation agreement with GMAC, which includes provisions that require GMAC to purchase commercial real estate lending receivables from the Company at the Company’s request, upon loan default or occurrence of other specified events.
      The Company provides working capital funding and construction lending financing for a subsidiary of an equity method investee. The subsidiary of the investee had outstanding working capital balances of $32.0 and $35.0 million at December 31, 2004 and 2003, respectively. The Company recognized interest income of $3.9 million for the year ended December 31, 2004 and $4.0 million for the years ended December 31, 2003 and 2002 on these balances. The subsidiary of the investee had outstanding construction lending balances of $115.8 and $121.0 million at December 31, 2004 and 2003, respectively. The Company recognized interest income on these receivables of $6.2, $6.5 and $8.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      The Company provides working capital and warehouse funding to other equity method investees. The investees had outstanding working capital balances of $17.1 and $4.2 million at December 31, 2004 and 2003, respectively. The Company recognized interest income of $0.2, $0.3 and $1.0 million for the years ended December 31, 2004, 2003 and 2002, respectively, on these balances. Outstanding warehouse lending balances for the investees were $159.3 and $133.2 million as of December 31, 2004 and 2003, respectively. The Company recognized interest income on these receivables of $5.0, $4.4 and $5.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company purchased $826.4 and $892.9 million of loans at market prices from the investee during 2004 and 2003, respectively.
      The Company had short-term receivables from unconsolidated affiliates of $13.8 and $9.4 million included within accounts receivable at December 31, 2004 and 2003, respectively.
24.     Mortgage Loans Serviced
      The Company’s primary servicing portfolio consists of loans owned by the Company, loans sold to third-party investors where the Company has retained the servicing rights and loans that have never been and currently are not owned by the Company. Additionally, the Company master services mortgage-backed securities and whole loan packages issued for investors. At December 31, 2004, the Company’s mortgage loan primary servicing portfolio consists of the following:

				Weighted-	Weighted-
		Unpaid	Weighted-	Average	Average
	Number	Principal	Average	Remaining	Service
	of Loans	Balance	Coupon	Maturity Months	Fees

	($ in thousands)
Prime conforming	1,323,249	$165,520,659	5.83%	285	0.45%
Prime non-conforming	241,922	63,923,997	5.76	296	0.27
Nonprime	450,370	58,049,193	7.73	317	0.41
Prime second-lien	588,577	17,963,507	8.51	199	0.45
Government	191,844	18,327,809	6.00	322	0.51

Total	2,795,962	$323,785,165

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company performs, or pays third parties to perform, primary servicing on loans in all fifty states, Europe and Canada. At December 31, 2004, the five largest concentrations for the Company’s servicing portfolio are as follows:

California	19.9%
Florida	5.6
Michigan	5.0
Massachusetts	4.5
Texas	4.4
All other	60.6

Total	100.0%

      As of December 31, 2004, the Company was acting as sub-servicer for 99,082 loans with an unpaid principal balance of $13.9 billion. These loans are excluded from the primary servicing portfolio above.
      At December 31, 2004 and 2003, the Company has fiduciary responsibility for mortgage escrow and custodial funds totaling approximately $6.1 and $4.8 billion, respectively. The amount of funds segregated in custodial bank accounts, which are not included in the assets and liabilities of the Company, were $4.8 and $3.8 billion at December 31, 2004 and 2003, respectively. The remaining funds are deposited at GMAC Bank and are included in deposit liabilities in the combined balance sheet.
      In connection with its servicing activities, the Company makes certain payments of property taxes and insurance premiums, default and property maintenance payments, as well as advances of principal and interest payments before collecting them from specific mortgagors or primary servicers. These advances are included in accounts receivable in the combined balance sheet and totaled $604.2 and $582.2 million at December 31, 2004 and 2003, respectively. Servicing advances receive priority cash flows, including contractual interest, in the event of foreclosure or liquidation, thus making their collection reasonably assured. The Company maintains an allowance for uncollected servicing advances which totaled $1.9 and $3.8 million at December 31, 2004 and 2003, respectively.
25.     Segment Information
      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision makers are its Co-Chief Executive Officers. The operating segments are managed separately as each operating segment represents a strategic business unit that offers different products and/or serves different markets.
      The Company has four reportable operating business segments. These include GMAC Residential, Residential Capital Group, Business Capital Group and International Business Group. Other includes the Company’s real estate brokerage and relocation business, Mexican distressed asset business, GMAC-RFC Holding Corp.’s holding company activities and certain adjustments to conform management reporting to the combined results. The accounting policies of the operating segments are the same as those described in Note 2 except that the disaggregated financial results have been prepared using a management approach, which is substantially consistent with the basis and manner in which management internally disaggregates

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
financial information for the purposes of assisting the operating decision-making process. Intersegment sales and transfers are not significant. Financial results for the Company’s segments are as follows:

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Year Ended December 31,	Residential	Group	Group	Group	and Other	Eliminations	Combined

	(In thousands)
2004
Net interest income (expense)	$327,610	$2,050,190	$124,175	$105,474	$(21,550)	—	$2,585,899
Provision for loan losses	2,763	(819,971)	(20,984)	(4,494)	(213)	—	(842,899)
Other income	942,554	406,140	208,799	176,861	489,372	—	2,223,726

Total net revenue	1,272,927	1,636,359	311,991	277,841	467,608	—	3,966,726
Operating expenses	767,416	844,678	71,790	200,448	472,042	—	2,356,374

Income before income tax expense	505,511	791,681	240,201	77,393	(4,434)	—	1,610,352
Income tax expense (benefit)	224,950	302,796	91,877	26,075	(3,558)	—	642,140

Net income (loss)	$280,561	$488,885	$148,324	$51,318	$(876)	$—	$968,212

Total assets	$15,325,139	$66,856,173	$4,429,835	$8,133,785	$(393,634)	$(1,834)	$94,349,464

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Year Ended December 31,	Residential	Group	Group	Group	and Other	Eliminations	Combined

	(In thousands)
2003
Net interest income (expense)	$385,700	$1,581,557	$81,148	$52,292	$(20,754)	$—	$2,079,943
Provision for loan losses	(7,960)	(380,345)	(62,563)	(2,198)	(436)	—	(453,502)
Other income	1,079,226	329,515	136,048	126,250	429,029	—	2,100,068

Total net revenue	1,456,966	1,530,727	154,633	176,344	407,839	—	3,726,509
Operating expenses	891,620	786,935	54,664	138,628	488,726	—	2,360,573

Income before income tax expense	565,346	743,792	99,969	37,716	(80,887)	—	1,365,936
Income tax expense (benefit)	204,865	284,533	38,238	13,677	(32,192)	—	509,121

Net income (loss)	$360,481	$459,259	$61,731	$24,039	$(48,695)	$—	$856,815

Total assets	$13,879,801	$55,207,175	$3,045,471	$6,033,436	$394,803	$(1,096)	$78,559,590

		Residential	Business	International
	GMAC	Capital	Capital	Business	Corporate
Year Ended December 31,	Residential	Group	Group	Group	and Other	Eliminations	Combined

	(In thousands)
2002
Net interest income (expense)	$192,855	$778,176	$50,228	$17,626	$(25,743)	$—	$1,013,142
Provision for loan losses	(17,330)	(193,150)	(19,940)	(1,096)	(172)	—	(231,688)
Other income	606,939	534,028	101,863	106,816	371,596	—	1,721,242

Total net revenue	782,464	1,119,054	132,151	123,346	345,681	—	2,502,696
Operating expenses	760,527	646,856	38,548	102,165	446,596	—	1,994,692

Income before income tax expense	21,937	472,198	93,603	21,181	(100,915)	—	508,004
Income tax expense (benefit)	10,693	181,744	36,037	8,680	(37,725)	—	199,429

Net income (loss)	$11,244	$290,454	$57,566	$12,501	$(63,190)	$—	$308,575

Total assets	$15,767,685	$25,490,443	$2,095,782	$1,770,436	$426,023	$(1,304)	$45,549,065

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Information concerning principal geographic areas is presented in the following table. Revenue consists of total net revenue and long-lived assets consist of net operating lease assets, goodwill, intangible assets and property and equipment. These items are attributed to geographic areas based on the location of the assets.

		Long-Lived
Year Ended December 31,	Revenue	Assets

	(In thousands)
2004
Europe	$235,843	$101,654
Canada	25,665	16,648
Mexico	51,029	901
Asia Pacific	931	133

Total foreign	313,468	119,336
Total domestic	3,653,258	541,104

Total	$3,966,726	$660,440

2003
Europe	$162,897	$83,916
Canada	6,074	15,815
Mexico	48,215	1,175
Asia Pacific	506	152

Total foreign	217,692	101,058
Total domestic	3,508,817	523,752

Total	$3,726,509	$624,810

2002
Europe	$116,272	$67,041
Canada	3,448	12,887
Mexico	29,948	2,892
Asia Pacific	618	73

Total foreign	150,286	82,893
Total domestic	2,352,410	549,186

Total	$2,502,696	$632,079

26.	Regulatory Matters
      Certain subsidiaries of the Company associated with the Company’s mortgage and real estate operations are required to meet certain regulatory net worth requirements. Failure to meet minimum capital requirements can initiate certain mandatory actions by federal and state agencies that could have a material effect on the Company’s results of operations and financial condition. These entities were in compliance with these requirements as of December 31, 2004.
      As a federally chartered savings bank regulated by the Office of Thrift Supervision, GMAC Bank has complied with the following regulatory capital guidelines:

			Actual at
			December 31
	Minimum	Minimum to be
	Required	Well-Capitalized	2004	2003

Tier 1 leverage	4%	5%	11.9%	12.1%
Tier 1 risk-based capital	4	6	17.3	14.5
Total risk-based capital	8	10	17.5	14.6

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

27.	Subsequent Event
      On May 4, 2005, the Group contributed $2.0 billion of capital to the Company through the forgiveness of $2.0 billion of affiliate borrowings outstanding under the $20 billion line of credit described in Note 13.

28.	Supplemental Financial Information
      The Company is a holding company that has no operations separate from its investment in subsidiaries and may issue notes that are fully and unconditionally jointly and severally guaranteed by certain domestic subsidiaries that are wholly-owned by the Company.
      As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet potential future obligations. The Company and any guarantor subsidiary are able to control receipt of dividends and other payments from its respective subsidiaries subject to the satisfaction of covenants and conditions contained in any existing and future financing documents. Certain statutory restrictions or regulatory constraints may also restrict the payment of amounts to the Company or any guarantor subsidiary.
      The following supplemental financial information presents the condensed combining balance sheet, statement of income and statement of cash flows for the Company, the guarantor and non-guarantor subsidiaries. This financial information is being presented to supplement notes of indebtedness that may be issued by the Company. These notes would be unconditionally and jointly and severally guaranteed by certain domestic subsidiaries.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING BALANCE SHEET
December 31, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
ASSETS
Cash and cash equivalents	$—	$648,511	$293,712	$(43,140)	$899,083
Mortgage loans held for sale	—	3,143,434	10,889,347	—	14,032,781
Trading securities	—	1,043,475	1,682,676	(11,451)	2,714,700
Available for sale securities	—	1,931,851	113,096	(800,289)	1,244,658
Mortgage loans held for investment, net	—	3,316,144	53,516,238	2,974	56,835,356
Lending receivables, net	—	2,154,450	7,205,728	(2,781)	9,357,397
Mortgage servicing rights, net	—	3,362,749	3,243	—	3,365,992
Accounts receivable	—	1,201,725	909,644	(952)	2,110,417
Investments in real estate and other	—	216,172	1,181,074	—	1,397,246
Goodwill	—	214,073	240,205	—	454,278
Other assets	—	835,893	1,260,676	(159,013)	1,937,556
Investment in subsidiaries	—	2,789,850	—	(2,789,850)	—

Total assets	$—	$20,858,327	$77,295,639	$(3,804,502)	$94,349,464

LIABILITIES
Borrowings:
Affiliate borrowings	$—	$8,117,000	$1,889,242	$—	$10,006,242
Collateralized borrowings in securitization trusts	—	1,220	50,718,707	(11,451)	50,708,476
Other borrowings	—	8,089,244	16,417,476	(803,070)	23,703,650

Total borrowings	—	16,207,464	69,025,425	(814,521)	84,418,368
Deposit liabilities	—	—	1,708,110	(43,140)	1,664,970
Other liabilities	—	285,118	3,773,239	(157,976)	3,900,381

Total liabilities	—	16,492,582	74,506,774	(1,015,637)	89,983,719

STOCKHOLDER’S EQUITY
Common stock and paid-in capital	—	1,246,778	1,173,043	(1,173,043)	1,246,778
Retained earnings	—	2,959,961	1,463,941	(1,463,941)	2,959,961
Accumulated other comprehensive income	—	159,006	151,881	(151,881)	159,006

Total stockholder’s equity	—	4,365,745	2,788,865	(2,788,865)	4,365,745

Total liabilities and stockholder’s equity	$—	$20,858,327	$77,295,639	$(3,804,502)	$94,349,464

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING BALANCE SHEET
December 31, 2003

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
ASSETS
Cash and cash equivalents	$—	$666,430	$295,671	$(21,008)	$941,093
Mortgage loans held for sale	—	6,424,951	5,144,542	8,253	11,577,746
Trading securities	—	770,358	2,616,813	(15,021)	3,372,150
Available for sale securities	—	23,804	71,740	—	95,544
Mortgage loans held for investment, net	—	4,656,904	41,109,714	—	45,766,618
Lending receivables, net	—	2,509,512	5,723,703	—	8,233,215
Mortgage servicing rights, net	—	3,182,402	1,905	—	3,184,307
Accounts receivable	—	1,320,003	258,064	(38,597)	1,539,470
Investments in real estate and other	—	207,571	920,371	—	1,127,942
Goodwill	—	203,184	234,000	—	437,184
Other assets	—	2,064,310	363,071	(143,060)	2,284,321
Investment in subsidiaries	—	1,681,930	—	(1,681,930)	—

Total assets	$—	$23,711,359	$56,739,594	$(1,891,363)	$78,559,590

LIABILITIES
Borrowings:
Affiliate borrowings	$—	$9,463,345	$1,220,531	$—	$10,683,876
Collateralized borrowings in securitization trusts	—	1,382	39,429,286	(15,021)	39,415,647
Other borrowings	—	6,839,930	13,807,650	—	20,647,580

Total borrowings	—	16,304,657	54,457,467	(15,021)	70,747,103
Deposit liabilities	—	—	1,302,463	(21,008)	1,281,455
Other liabilities	—	4,220,695	(688,783)	(186,887)	3,345,025

Total liabilities	—	20,525,352	55,071,147	(222,916)	75,373,583

STOCKHOLDER’S EQUITY
Common stock and paid-in capital	—	1,193,592	1,082,661	(1,082,661)	1,193,592
Retained earnings	—	1,991,749	581,163	(581,163)	1,991,749
Accumulated other comprehensive income	—	666	4,623	(4,623)	666

Total stockholder’s equity	—	3,186,007	1,668,447	(1,668,447)	3,186,007

Total liabilities and stockholder’s equity	$—	$23,711,359	$56,739,594	$(1,891,363)	$78,559,590

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING STATEMENT OF INCOME
Year Ended December 31, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
Revenue
Interest income	$—	$759,816	$4,258,905	$(27,840)	$4,990,881
Interest expense	—	354,805	2,087,786	(37,609)	2,404,982

Net interest income	—	405,011	2,171,119	9,769	2,585,899
Provision for loan losses	—	264,536	578,363	—	842,899

Net interest income after provision for loan losses	—	140,475	1,592,756	9,769	1,743,000
Gain on sale of mortgage loans, net	—	437,963	264,220	(5,280)	696,903
Servicing fees	—	1,303,354	(6,843)	(2,255)	1,294,256
Amortization and impairment of servicing rights	—	(1,003,745)	480	—	(1,003,265)
Servicing asset valuation and hedge gain, net	—	214,911	—	—	214,911

Net servicing fees	—	514,520	(6,363)	(2,255)	505,902
Gain (loss) on investment securities, net	—	96,383	(32,680)	—	63,703
Real estate related revenues	—	107,810	541,429	—	649,239
Other income	—	163,470	249,698	(105,189)	307,979

Total net revenue	—	1,460,621	2,609,060	(102,955)	3,966,726

Expenses
Compensation and benefits	—	708,259	508,278	—	1,216,537
Professional fees	—	175,549	49,167	—	224,716
Data processing and telecommunications	—	144,689	46,387	—	191,076
Advertising	—	125,288	26,057	—	151,345
Occupancy	—	69,554	38,011	—	107,565
Other	—	275,264	272,903	(83,032)	465,135

Total expenses	—	1,498,603	940,803	(83,032)	2,356,374

Income (loss) before income tax expense	—	(37,982)	1,668,257	(19,923)	1,610,352
Income tax expense	—	49,084	600,479	(7,423)	642,140

Income (loss) before equity in net earnings of subsidiaries	—	(87,066)	1,067,778	(12,500)	968,212
Equity in net earnings of subsidiaries	—	1,055,278	—	(1,055,278)	—

Net income	$—	$968,212	$1,067,778	$(1,067,778)	$968,212

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING STATEMENT OF INCOME
Year Ended December 31, 2003

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
Revenue
Interest income	$—	$1,051,237	$2,432,591	$(1,176)	$3,482,652
Interest expense	—	416,661	995,539	(9,491)	1,402,709

Net interest income	—	634,576	1,437,052	8,315	2,079,943
Provision for loan losses	—	223,966	229,536		453,502

Net interest income after provision for loan losses	—	410,610	1,207,516	8,315	1,626,441
Gain on sale of mortgage loans, net	—	1,483,472	257,766	5,087	1,746,325
Servicing fees	—	1,188,299	(2,598)	—	1,185,701
Amortization and impairment of servicing rights	—	(2,020,661)	5,747	—	(2,014,914)
Servicing asset valuation and hedge gain, net	—	507,244	—	—	507,244

Net servicing fees	—	(325,118)	3,149	—	(321,969)
Gain (loss) on investment securities, net	—	168,902	(391,704)	—	(222,802)
Real estate related revenues	—	29,381	471,033	—	500,414
Other income	—	281,456	245,270	(128,626)	398,100

Total net revenue	—	2,048,703	1,793,030	(115,224)	3,726,509

Expenses
Compensation and benefits	—	753,155	435,608	—	1,188,763
Professional fees	—	138,928	30,452	—	169,380
Data processing and telecommunications	—	135,182	54,102	—	189,284
Advertising	—	103,965	23,755	—	127,720
Occupancy	—	65,612	33,958	—	99,570
Other	—	365,548	348,935	(128,627)	585,856

Total expenses	—	1,562,390	926,810	(128,627)	2,360,573

Income before income tax expense	—	486,313	866,220	13,403	1,365,936
Income tax expense	—	194,412	309,752	4,957	509,121

Income before equity in net earnings of subsidiaries	—	291,901	556,468	8,446	856,815
Equity in net earnings of subsidiaries	—	564,914	—	(564,914)	—

Net income	$—	$856,815	$556,468	$(556,468)	$856,815

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING STATEMENT OF INCOME
Year Ended December 31, 2002

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
Revenue
Interest income	$—	$917,850	$903,484	$(7,297)	$1,814,037
Interest expense	—	438,177	374,276	(11,558)	800,895

Net interest income	—	479,673	529,208	4,261	1,013,142
Provision for loan losses	—	136,497	95,191	—	231,688

Net interest income after provision for loan losses	—	343,176	434,017	4,261	781,454
Gain on sale of mortgage loans, net	—	1,374,710	166,155	2,168	1,543,033
Servicing fees	—	1,169,462	6,064	—	1,175,526
Amortization and impairment of servicing rights	—	(2,217,619)	14	—	(2,217,605)
Servicing asset valuation and hedge gain, net	—	684,999	—	—	684,999

Net servicing fees	—	(363,158)	6,078	—	(357,080)
Loss on investment securities, net	—	(139,970)	(231,586)	—	(371,556)
Real estate related revenues	—	26,856	432,367	—	459,223
Other income	—	353,169	112,445	(17,992)	447,622

Total net revenue	—	1,594,783	919,476	(11,563)	2,502,696

Expenses
Compensation and benefits	—	550,524	411,956	—	962,480
Professional fees	—	82,969	32,261	—	115,230
Data processing and telecommunications	—	156,831	43,002	—	199,833
Advertising	—	102,911	20,642	—	123,553
Occupancy	—	63,702	33,562	—	97,264
Other	—	337,931	176,393	(17,992)	496,332

Total expenses	—	1,294,868	717,816	(17,992)	1,994,692

Income before income tax expense	—	299,915	201,660	6,429	508,004
Income tax expense	—	115,110	81,930	2,389	199,429

Income before equity in net earnings of subsidiaries	—	184,805	119,730	4,040	308,575
Equity in net earnings of subsidiaries	—	123,770	—	(123,770)	—

Net income	$—	$308,575	$119,730	$(119,730)	$308,575

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$—	$4,869,324	$139,384	$(210,702)	$4,798,006
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in lending receivables	—	349,026	(1,451,190)	—	(1,102,164)
Originations and purchases of mortgage loans held for investment	—	(31,040,729)	(1,263,614)	—	(32,304,343)
Proceeds from sales and repayments of mortgage loans held for investment	—	1,180,796	15,945,165	—	17,125,961
Purchases of available for sale securities	—	(1,103,427)	(61,656)	—	(1,165,083)
Proceeds from sales and repayments of available for sale securities	—	6,006	18,769	—	24,775
Additions to mortgage servicing rights, net	—	(1,468,494)	(856)	—	(1,469,350)
Purchase of and advances to investments in real estate and other	—	(43,375)	(840,465)	—	(883,840)
Proceeds from sales of and returns of investments in real estate and other	—	137,140	636,237	—	773,377
Acquisitions, net of cash acquired	—	(11,764)	—	—	(11,764)
Payment of capital contribution	—	(37,196)	—	37,196	—
Other, net	—	221,183	(12,087)	—	209,096

Net cash provided by (used in) investing activities	—	(31,810,834)	12,970,303	37,196	(18,803,335)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in affiliate borrowings	—	(1,346,345)	668,712	—	(677,633)
Net increase in other short-term borrowings	—	1,249,313	1,636,761	—	2,886,074
Proceeds from issuance of collateralized borrowings in securitization trusts	—	27,020,623	1,780,618	3,570	28,804,811
Repayments of collateralized borrowings in securitization trusts	—	—	(17,498,926)	—	(17,498,926)
Proceeds from other long-term borrowings	—	—	269,000	—	269,000
Repayments of other long-term borrowings	—	—	(220,000)	—	(220,000)
Proceeds from capital contribution	—	—	37,196	(37,196)	—
Dividends paid	—	—	(185,000)	185,000	—
Increase in deposit liabilities	—	—	383,515	—	383,515

Net cash provided by (used in) financing activities	—	26,923,591	(13,128,124)	151,374	13,946,841
Effect of foreign exchange rates on cash and cash equivalents	—	—	16,478	—	16,478

NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(17,919)	(1,959)	(22,132)	(42,010)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	666,430	295,671	(21,008)	941,093

CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$648,511	$293,712	$(43,140)	$899,083

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS:
Transfer of $27.4 billion of mortgage loans held for investment from guarantor subsidiaries to non-guarantor subsidiaries.
Transfer of $27.0 billion of collateralized borrowings in securitization trusts from guarantor subsidiaries to non-guarantor subsidiaries.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$—	$8,716,727	$(7,886,637)	$21,441	$851,531
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in lending receivables	—	735,942	(1,892,500)	—	(1,156,558)
Originations and purchases of mortgage loans held for investment	—	(37,198,134)	(412,760)	(27,428)	(37,638,322)
Proceeds from sales and repayments of mortgage loans held for investment	—	672,409	6,581,766	—	7,254,175
Purchases of available for sale securities	—	(1,994,868)	(101,891)	—	(2,096,759)
Proceeds from sales and repayments of available for sale securities	—	4,221,513	133,895	—	4,355,408
Additions to mortgage servicing rights, net	—	(2,447,079)	(1,281)	—	(2,448,360)
Purchase of and advances to investments in real estate and other	—	(64,570)	(795,753)	—	(860,323)
Proceeds from sales of and returns of investments in real estate and other	—	42,318	386,573	—	428,891
Acquisitions, net of cash acquired	—	—	(1,599)	—	(1,599)
Payment of capital contribution	—	(393,161)	—	393,161	—
Other, net	—	249,242	(55,600)	—	193,642

Net cash provided by (used in) investing activities	—	(36,176,388)	3,840,850	365,733	(31,969,805)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in affiliate borrowings	—	(1,698,907)	537,585	—	(1,161,322)
Net increase (decrease) in other short-term borrowings	—	(2,518,276)	7,644,161	203,687	5,329,572
Proceeds from issuance of collateralized borrowings in securitization trusts	—	31,999,929	2,004,267	(218,708)	33,785,488
Repayments of collateralized borrowings in securitization trusts	—	—	(6,741,881)	—	(6,741,881)
Proceeds from other long-term borrowings	—	—	305,000	—	305,000
Repayments of other long-term borrowings	—	—	(180,000)	—	(180,000)
Proceeds from capital contribution	—	—	393,161	(393,161)	—
Increase in deposit liabilities	—	—	333,209	—	333,209

Net cash provided by financing activities	—	27,782,746	4,295,502	(408,182)	31,670,066
Effect of foreign exchange rates on cash and cash equivalents	—	—	7,359	—	7,359

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	323,085	257,074	(21,008)	559,151
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	343,345	38,597	—	381,942

CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$666,430	$295,671	$(21,008)	$941,093

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS:
Transfer of $32.8 billion of mortgage loans held for investment from guarantor subsidiaries to non-guarantor subsidiaries.
Transfer of $32.0 billion of collateralized borrowings in securitization trusts from guarantor subsidiaries to non-guarantor subsidiaries.

RESIDENTIAL CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
RESIDENTIAL CAPITAL CORPORATION
CONDENSED COMBINING STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Combined

	(In thousands)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$—	$1,771,159	$(3,835,061)	$(17,394)	$(2,081,296)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in lending receivables	—	597,049	(3,240,264)	—	(2,643,215)
Originations and purchases of mortgage loans held for investment	—	(11,028,415)	(188,689)	27,428	(11,189,676)
Proceeds from sales and repayments of mortgage loans held for investment	—	205,837	927,344	—	1,133,181
Purchases of available for sale securities	—	(10,640,378)	(191,571)	—	(10,831,949)
Proceeds from sales and repayments of available for sale securities	—	8,825,149	234,246	—	9,059,395
Additions to mortgage servicing rights, net	—	(1,650,333)	(384)	—	(1,650,717)
Proceeds on sale of mortgage servicing rights	—	3,964	—	—	3,964
Purchase of and advances to investments in real estate and other	—	(53,195)	(254,614)	—	(307,809)
Proceeds from sales of and returns of investments in real estate and other	—	52,436	249,632	—	302,068
Acquisitions, net of cash acquired	—	(10,034)	(15,348)	—	(25,382)
Payment of capital contribution	—	(29,036)	—	29,036	—
Other, net	—	242,116	(168,824)	—	73,292

Net cash used in investing activities	—	(13,484,840)	(2,648,472)	56,464	(16,076,848)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in affiliate borrowings	—	(1,230,195)	51,251	—	(1,178,944)
Net increase in other short-term borrowings	—	760,099	6,490,663	203,687	7,454,449
Proceeds from issuance of collateralized borrowings in securitization trusts	—	12,166,518	260,124	(203,687)	12,222,955
Repayments of collateralized borrowings in securitization trusts	—	—	(996,969)	—	(996,969)
Proceeds from other long-term borrowings	—	—	270,000	—	270,000
Proceeds from capital contribution	—	200,000	39,070	(39,070)	200,000
Increase in deposit liabilities	—		149,760	—	149,760

Net cash provided by in financing activities	—	11,896,422	6,263,899	(39,070)	18,121,251
Effect of foreign exchange rates on cash and cash equivalents	—	(1,388)	9,338	—	7,950

NET INCREASE (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	181,353	(210,296)	—	(28,943)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	161,992	248,893	—	410,885

CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$343,345	$38,597	$—	$381,942

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS:
Transfer of $12.4 billion of mortgage loans held for investment from guarantor subsidiaries to non-guarantor subsidiaries.
Transfer of $12.2 billion of collateralized borrowings in securitization trusts from guarantor subsidiaries to non-guarantor subsidiaries.

RESIDENTIAL CAPITAL CORPORATION
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
      There was no parent company activity during the three years ended December 31, 2004 other than the initial capitalization of Residential Capital Corporation for $10 in August 2004.

RESIDENTIAL CAPITAL CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E

		Additions

	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End of
	of Period	Expenses	Accounts(2)	Deductions(1)	Period

	(in thousands)
Year ended December 31, 2004
Valuation allowance for mortgage loans held for sale	$18,064	$21,296	$—	$23,684	$15,676
Allowance for loan losses	617,950	842,899	—	446,172	1,014,677
Allowance for uncollectible servicing advances	5,179	1,944	—	3,954	3,169
Allowance for trade and other receivables	11,843	1,453	—	6,913	6,383
Liability for assets sold with recourse	71,339	3,786	—	16,290	58,835

	$724,375	$871,378	$—	$497,013	$1,098,740

Year ended December 31, 2003
Valuation allowance for mortgage loans held for sale	$15,735	$30,939	$—	$28,610	$18,064
Allowance for loan losses	335,822	453,502	—	171,374	617,950
Allowance for uncollectible servicing advances	6,168	(339)	1,363	2,013	5,179
Allowance for trade and other receivables	12,843	2,308	—	3,308	11,843
Liability for assets sold with recourse	61,285	24,677	—	14,623	71,339

	$431,853	$511,087	$1,363	$219,928	$724,375

Year ended December 31, 2002
Valuation allowance for mortgage loans held for sale	$7,942	$39,813	$—	$32,020	$15,735
Allowance for loan losses	178,589	231,688	—	74,455	335,822
Allowance for uncollectible servicing advances	3,746	4,243	—	1,821	6,168
Allowance for trade and other receivables	10,883	2,781	—	821	12,843
Liability for assets sold with recourse	46,476	19,318	—	4,509	61,285

	$247,636	$297,843	$—	$113,626	$431,853

(1)	Actual losses charged against the valuation allowance, net of recoveries and reclassification.

(2)	2003 allowance for uncollectible servicing advances activity reflects a transfer from a liability account.

APPENDIX A
OPERATING AGREEMENT
      AGREEMENT, dated as of June 24, 2005, by and between General Motors Corporation, a Delaware corporation (“GM”), General Motors Acceptance Corporation (“GMAC”), a Delaware corporation and a wholly-owned Subsidiary of GM, and Residential Capital Corporation (“ResCap”), a Delaware corporation and an indirect wholly-owned Subsidiary of GMAC.
      The parties agree as follows:
      Section 1.     Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned in this section:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such Person.

“Bank Agent” means, with respect to any senior unsecured credit facility under which ResCap is a borrower, the administrative agent under such facility, or if there is no such agent, each lender under such facility.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including any preferred stock.

“Class” means, with respect to any Rated Indebtedness, all such Rated Indebtedness designated as belonging to the same class, series or issue or otherwise having substantially the same material terms and governed by substantially the same instruments.

“Class Agent” means, in the case of Rated Indebtedness evidenced by an indenture or other similar agreement, the trustee or other fiduciary or agent authorized to act for such Class (upon direction or otherwise), and, in all other cases, the holders of a majority in principal amount of the outstanding Rated Indebtedness of such Class.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. “Controlling” and “Controlled” shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests.

“Cumulative Net Income” means the net income of ResCap and its Subsidiaries on a consolidated basis determined in accordance with GAAP for the period beginning with the first day of the first fiscal quarter beginning after the date of this Agreement and ending on the last day of the fiscal quarter ending immediately preceding the date as of which a determination of Cumulative Net Income is required.

“Disqualified Stock” means any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part.

“Dividend” means any dividend or distribution of cash or property by ResCap on account of its Capital Stock or the repurchase by ResCap of its Capital Stock (other than dividends, distributions or repurchases payable in Capital Stock (other than Disqualified Stock)).

“Excluded Prepayments” shall have the meaning set forth in Section 2(e).

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time, applied on a consistent basis.

“GM Affiliate” means GM and any Person that is an Affiliate of GM, other than GMAC and its Subsidiaries.

“GM Affiliate Business” means all businesses and operations (whether or not such businesses or operations are terminated, divested or discontinued) of the GM Affiliates as conducted from time to time.

“GM Indemnifiable Liabilities” means all Liabilities of any GM Affiliate to the extent such Liabilities (a) relate to, (b) arise out of or (c) result principally from any of the following items:

(i) the failure of any GM Affiliate to pay, perform or otherwise promptly discharge any Liabilities of such GM Affiliate in accordance with their terms; or

(ii) the GM Affiliate Business.

“GMAC Affiliate” means GM, GMAC and any Person that is an Affiliate of GM or GMAC, other than ResCap and its Subsidiaries.

“GMAC Affiliate Business” means all businesses and operations (whether or not such businesses or operations are terminated, divested or discontinued) of the GMAC Affiliates as conducted from time to time.

“GMAC Indemnifiable Liabilities” means all Liabilities of any GMAC Affiliate to the extent such Liabilities (a) relate to, (b) arise out of or (c) result principally from any of the following items:

(i) the failure of any GMAC Affiliate to pay, perform or otherwise promptly discharge any Liabilities of such GMAC Affiliate in accordance with their terms; or

(ii) the GMAC Affiliate Business.

“GMAC Subordinated Debt” means any indebtedness owed by ResCap or any of its Subsidiaries to any GMAC Affiliate that is subordinated to Rated Indebtedness in right of payment of principal, interest and premium, if any.

“Governmental Authority” means any supranational, international, national, federal, state or local court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

“Independent Director” means an individual who: (A) is not and has not been an officer, director or employee, and has no immediate family member that is or has been an officer, of any GMAC Affiliate within the three years immediately prior to such individual’s appointment as an Independent Director; (B) has not received, and has no immediate family member who has received, during any twelve-month period in the three years immediately prior to such individual’s appointment as an Independent Director, more than $100,000 in direct compensation from any GMAC Affiliate, other than director fees and pension and other forms of deferred compensation for prior service that is not contingent in any way on continued service; (C) is not employed by, and has no immediate family member that is an officer of, any Person that has made payments to, or received payments from, any GMAC Affiliate for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of ResCap’s consolidated gross revenues; and (D) is reasonably believed by the then current directors of ResCap to be financially sophisticated and otherwise qualified to fulfill the obligations of an Independent Director as set forth in this Agreement. For purposes of this definition, “immediate family member” means an individual’s spouse, parents and parents-in-law, siblings and siblings-in-law, children and children-in-law and anyone (other than domestic employees) who shares such individual’s home. Notwithstanding anything contained in clauses (A) through (D) above, any Independent Director may serve or have served as an Independent Director of one or more limited purpose entities organized for the purpose of acquiring, financing or otherwise investing, directly or indirectly, in assets or receivables originated, owned or serviced by any GMAC Affiliate or ResCap Subsidiary or holding equity beneficial interest in trusts formed by any GMAC Affiliate or ResCap Subsidiary.

“Investment” in any Person means any loan, advance or other extension of credit (other than in the ordinary course of business) to such Person (whether in cash or property) or any capital contribution or purchase or acquisition of any Capital Stock or indebtedness of such Person (whether in cash or property); provided, however, that the term “Investment” shall not include any purchase of securities issued by a GMAC Affiliate through the use of funds in a custodial account held by ResCap or its Subsidiaries relating to the sale of financial assets by ResCap or its Subsidiaries.

“Liabilities” means all debts, liabilities, obligations, responsibilities, response actions, losses, damages (whether compensatory, punitive or treble), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including those arising under or in connection with any law, statute, ordinance, regulation, rule or other pronouncements of Governmental Authorities having the effect of law, Proceeding, threatened Proceeding, order or consent decree of any Governmental Authority or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, a party to this agreement or any other Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, external attorneys’ fees, disbursements and expense of external counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof.

“Losses” means all losses, liabilities, penalties, claims, damages, demands, costs and expenses (including reasonable external attorneys’ fees, investigation expenses, out-of-pocket expenses, interest and punitive or consequential damages) and other Liabilities of any kind.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any Governmental Authority.

“Prepayment” means any payment of principal in respect of GMAC Subordinated Debt prior to the stated maturity thereof.

“Proceeding” means any past, present or future suit, counter suit, action, arbitration, mediation, alternative dispute resolution process, claim, counterclaim, demand, proceeding, inquiry or investigation by or before any Governmental Authority or any arbitration or mediation tribunal.

“Rating Agencies” means Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., Fitch Ratings, Inc. and Dominion Bond Rating Service, or, if any such agency shall cease to perform the functions of a statistical rating agency, a replacement therefor that is a nationally recognized statistical rating agency in the United States and is designated by GMAC and ResCap.

“Rated Indebtedness” means any senior long-term unsecured debt of ResCap, that, at the relevant time, is outstanding and not defeased in accordance with its terms and that is at the time of its issuance rated by at least two of the Rating Agencies, unless the instruments governing such indebtedness provide that they are not entitled to the benefits of this Agreement.

“ResCap Business” means all businesses and operations (whether or not such businesses or operations are terminated, divested or discontinued) of ResCap or its Subsidiaries as conducted from time to time.

“ResCap Indemnifiable Liabilities” means all Liabilities of ResCap or any of its Subsidiaries to the extent such Liabilities (a) relate to, (b) arise out of or (c) result principally from any of the following items:

(i) the failure of ResCap or any of its Subsidiaries to pay, perform or otherwise promptly discharge any Liabilities of ResCap or such Subsidiary, as the case may be, in accordance with their terms; or

(ii) the ResCap Business.

“Stockholder’s Equity” means, at any time of determination, the amount which would be shown as stockholder’s equity on the consolidated balance sheet of ResCap as of such time prepared in accordance with GAAP.

“Subsidiary” means, with respect to any Person, any other Person of which a majority of the voting interests is owned, directly or indirectly, by such Person; provided, however, that the term “Subsidiary” shall not include any securitization trusts or similar Person established by any ResCap Subsidiary.
      Section 2.     Covenants. Each of GMAC and ResCap, as applicable, agrees as follows:

(a) ResCap shall not, nor shall it permit any of its Subsidiaries to:

(i) guarantee any indebtedness of any GMAC Affiliate; or

(ii) make any Investment in any GMAC Affiliate.

(b) Except as provided in Section 2(c), ResCap shall not, nor shall it permit any of its Subsidiaries to, engage in material transactions with or originated through any GMAC Affiliate unless such transactions are on terms and conditions that are consistent with those that parties at arm’s-length would agree to and for fair value; provided that in addition:

(i) all financing arrangements and intercompany debt obligations between ResCap or any of its Subsidiaries and GMAC Affiliates must be in writing;

(ii) any agreement between ResCap and/or any of its Subsidiaries and any GMAC Affiliate(s) that involve the payment by ResCap or any of its Subsidiaries or by any GMAC Affiliate of more than $25 million per year or the provisions of goods or services by ResCap and/or any of its Subsidiaries or by any GMAC Affiliate(s) valued in excess of $25 million per year must be in writing; and

(iii) ResCap and GMAC shall maintain in effect an income tax allocation agreement that shall provide for two-way sharing payments based on the separately calculated tax liability or benefit of ResCap.

(c) Notwithstanding the requirements of Section 2(b):

(i) ResCap shall maintain in effect a licensing agreement providing for the use by ResCap and its Subsidiaries of certain trademarks, trade names and other intellectual property of GMAC Affiliates on a royalty-free basis and on such terms as may be agreed to from time to time between ResCap and GMAC.

(ii) ResCap shall maintain in effect a services and facilities agreement providing for the provision of certain services by GM and GMAC to ResCap and its Subsidiaries and the provision of certain services by ResCap to GMAC Affiliates on such terms as may be agreed from time to time among ResCap, GM and GMAC.

(iii) ResCap and its Subsidiaries may provide residential mortgage financing and other services to employees of any GMAC Affiliate on substantially similar terms as they make to employees of ResCap and its Subsidiaries and the GMAC Affiliates may provide automobile discounts and other services or discounts to employees of ResCap or any of its Subsidiaries on substantially similar terms as they make to employees of any GMAC Affiliate.

(d) (i) Subject to Sections 2(d)(iii) and (iv), ResCap shall not, directly or indirectly, declare or make any Dividend unless at the time such Dividend is declared and paid Stockholder’s Equity exceeds $6.5 billion.

(ii) If ResCap is permitted to declare or make any Dividend under Section 2(d)(i) above, the cumulative amount of Dividends paid after the date of this Agreement shall not exceed:

(a) 50% of ResCap’s Cumulative Net Income at the time such Dividend is declared and paid minus

(b) to the extent a positive number, the cumulative amount of any Prepayments made under section 2(e)(i) below, other than Excluded Prepayments, minus 50% of ResCap’s Cumulative Net Income at the time such Dividend is declared and paid.

(iii) The provisions of this Section 2(d) shall not prohibit the payment of any Dividend within 60 days after the date of declaration thereof if, as of such date of declaration, such payment would comply with the restrictions set forth in this Section 2(d).

(iv) The restrictions set forth in this Section 2(d) shall cease to be effective upon the occurrence of Stockholder’s Equity exceeding $12.0 billion as of the end of each of two consecutive fiscal quarters.

(vi) Promptly after the declaration of any Dividend, the Chief Financial Officer or Treasurer of ResCap shall provide a certificate to any Class Agent or Bank Agent certifying as to ResCap’s compliance with this Agreement as of such date based on the latest available published financial statements of ResCap.

(e) Without limiting the applicable provisions in the relevant underlying loan documents, ResCap shall not make any Prepayment of any GMAC Subordinated Debt, except from (i) ResCap’s Cumulative Net Income at the time such Prepayment is made, less any Dividends previously paid after the date of this Agreement and any Prepayments of GMAC Subordinated Debt made after the date of this Agreement (to the extent that such Prepayment was made from ResCap’s Cumulative Net Income), other than Excluded Prepayments, (ii) the net proceeds to ResCap from the issuance of Capital Stock or indebtedness to any Person (other than a GMAC Affiliate) that is subordinated in right of payment of principal, interest and premium, if any, to Rated Indebtedness, or (iii) 50% of the net proceeds to Rescap from the issuance or incurrence of indebtedness to any Person (other than a GMAC Affiliate) that ranks pari passu with Rated Indebtedness in right of payment of principal, interest and premium, if any. Notwithstanding the foregoing, ResCap may make Prepayments of GMAC Subordinated Debt of up to a cumulative amount of $500 million after the date of this Agreement (“Excluded Prepayments”).

(f) ResCap shall at all times (i) maintain, or cause to be maintained, books, records and financial statements for itself and its Subsidiaries separate from those of any and all GMAC Affiliates; (ii) maintain, or cause to be maintained, its assets and the assets of its Subsidiaries in such a manner that it would not be costly or difficult to segregate, ascertain or identify such assets from those of any and all GMAC Affiliates; (iii) maintain, or cause to be maintained, bank accounts and cash management and account receivable collection systems for itself and its Subsidiaries separate from those of any and all GMAC Affiliates; (iv) maintain, or cause to be maintained, its own asset investment, risk management and hedging programs and systems for itself and its Subsidiaries separate from those of any and all GMAC Affiliates (which may be similar to or the same as those maintained by GMAC); (v) pay its own liabilities only out of its own funds or promptly reimburse any GMAC Affiliate for ResCap’s share of any expenses relating to amounts owing under the Services and Facilities Agreement or master vendor contracts or similar arrangements paid on behalf of ResCap by such GMAC Affiliate; (vi) use its own stationary, invoices, checks and business forms;

(vii) conduct or cause to be conducted the business operations of itself and its Subsidiaries by its or their own employees and officers, who will not also be employees or officers of any GMAC Affiliates; (viii) not commingle, or permit its Subsidiaries to commingle, the funds and other assets of ResCap and its Subsidiaries with those of any GMAC Affiliate; (ix) at all times hold itself out, and cause its Subsidiaries to hold themselves out, to the public as a legal entity separate and distinct from any and all GMAC Affiliates and undertake to correct any known misunderstanding regarding its separate identity; and (x) otherwise take, or cause to be taken, such reasonable and customary action so that ResCap will maintain its separate legal existence and identity; provided, however, that the foregoing shall not prohibit ResCap and its Subsidiaries from using trademarks and names of GMAC Affiliates, it being understood that such use shall not be violative of or otherwise inconsistent with Section 2(f)(ix) above.

(g) (i) GMAC shall vote for, and ResCap shall at all times have, at least two Independent Directors. In the event of a vacancy in the position of an Independent Director, whether as a result of resignation, removal, or otherwise, GMAC shall, as promptly as practicable, elect a successor Independent Director. No appointment of an Independent Director or successor Independent Director, shall be effective until such Independent Director or successor shall have (y) accepted his or her appointment as an Independent Director by a written instrument, which may be a counterpart signature page to this Agreement, and (z) executed a counterpart to this Agreement. In acting or otherwise voting on matters referred to in Section 2(g)(iii), to the fullest extent permitted by law, the Independent Directors shall consider only the interest of ResCap, including its creditors. GMAC agrees that it will not bring any legal action, including actions asserting claims for breach of fiduciary duty, against any Independent Director for acting in accordance with Sections 2(g)(i), 2(g)(iii), 4 or 8, or for any claims against which such Independent Directors are exculpated pursuant to the terms of ResCap’s Certificate of Incorporation, as in effect on the date hereof.

(ii) The chairperson of the Audit Committee of the Board of Directors shall be an Independent Director.

(iii) Notwithstanding ResCap’s Certificate of Incorporation or Bylaws or any provision of law that otherwise so empowers ResCap, ResCap’s stockholders, ResCap’s Board of Directors, any officer of ResCap or any other Person, none of GMAC, ResCap or any officer of ResCap shall be authorized or empowered, nor shall they permit ResCap to (A) institute proceedings to have ResCap be adjudicated bankrupt or insolvent, (B) consent to the institution of bankruptcy or insolvency proceedings against ResCap, (C) file a petition seeking, or consent to, the appointment of a receiver, assignee, trustee, sequestrator or other similar official of ResCap or a substantial part of its assets, (D) make any assignment for the benefit of creditors of ResCap, or (E) take action in furtherance of any such action, in each case to the fullest extent permitted by law, in each case if such action is being taken in connection with the commencement or pendency of a bankruptcy or insolvency proceeding of any GMAC Affiliate, unless the action is authorized by the prior approval of ResCap’s Board of Directors (including the approval of a majority of the Independent Directors). ResCap’s Board of Directors shall not vote on, or authorize the taking of, any of the foregoing actions unless there is at least one Independent Director then serving in such capacity. Further, notwithstanding ResCap’s Certificate of Incorporation or Bylaws or any provision of law that otherwise so empowers ResCap, ResCap’s stockholders or ResCap’s Board of Directors, ResCap shall not be authorized or empowered to amend Article VI of its Bylaws without the approval of the majority of the Independent Directors.

(iv) ResCap shall maintain or have in effect directors and officers insurance, errors and omissions insurance and comprehensive general liability insurance covering its Independent Directors in amounts and on such terms as are usual and customary for a company similar in size to ResCap and engaged in a business similar to that engaged in by ResCap.

(h) In accordance with GAAP and the rules and regulations of the Securities and Exchange Commission, GMAC shall prepare consolidated financial statements that include ResCap. The supplemental disclosures to such financial statements shall provide that ResCap’s creditors will be entitled to be satisfied out of ResCap’s assets prior to ResCap’s equity holders and that GMAC conducts its residential mortgage operations and related businesses through ResCap.

(i) GMAC shall otherwise hold out ResCap and ResCap’s Subsidiaries as legal entities separate and distinct and correct any known misunderstanding about ResCap’s separate identity from GMAC.
      Section 3.     Indemnification.
      (a) GM will, to the fullest extent permitted by law, indemnify, defend and hold harmless ResCap and its Subsidiaries from and against any Losses related to GM Indemnifiable Liabilities.
      (b) GMAC will, to the fullest extent permitted by law, indemnify, defend and hold harmless ResCap and its Subsidiaries from and against any Losses related to GMAC Indemnifiable Liabilities (other than GM Indemnifiable Liabilities).
      (c) ResCap will, to the fullest extent permitted by law, indemnify, defend and hold harmless the GM Affiliates and the GMAC Affiliates from and against any losses related to ResCap Indemnifiable Liabilities.
      Section 4.     Termination. This Agreement shall terminate at such time as ResCap ceases to be a direct or indirect Subsidiary of GMAC; provided that ResCap, GM and GMAC may agree to terminate this Agreement earlier if such termination has been approved by a majority of the members of ResCap’s Board of Directors, including a majority of the Independent Directors. In acting or otherwise voting on matters referred to in this Section 4, to the fullest extent permitted by law, the Independent Directors shall consider only the interest of ResCap, including its creditors. To the extent that such approval is required, ResCap’s Board of Directors shall not vote on, or authorize, the termination of this Agreement unless there is at least one Independent Director then serving in such capacity.
      Section 5.     Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given when received at the addresses or telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):
      If to GM:

General Motors Corporation
200 Renaissance Center
Detroit, MI 48265
Attn: Corporate Secretary

If to GMAC:

General Motors Acceptance Corporation
200 Renaissance Center
Detroit, MI 48265
Attn: Corporate Secretary

If to ResCap:

Residential Capital Corporation
8400 Normandale Lake Boulevard
Minneapolis, MN 55437
Attn: General Counsel

Section 6. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matters hereof.

      Section 7.     No Guarantee. This Agreement is not, and shall not be construed to be, a guarantee by GM or GMAC of any indebtedness of ResCap or an agreement by GM or GMAC to contribute additional capital to ResCap. GMAC’s sole obligation under this Agreement (except as set forth in Section 3) is to comply with the Independent Director provisions of Section 2(g) and the provisions of Sections 2(h) and 2(i) and the sole remedy against GMAC for breach of those sections is specific performance. GM’s sole obligation under this Agreement is as set forth in Section 3. Under no circumstances shall GM or GMAC be liable for damages for breach of this Agreement (other than Section 3).
      Section 8.     Amendment and Waiver. The provisions of this Agreement may not be amended or waived except by an instrument in writing signed by the parties hereto; provided that no amendment or waiver that materially and adversely affects the rights of any Class of Rated Indebtedness shall become effective unless such amendment or waiver has been approved by a majority of the members of ResCap’s Board of Directors, including a majority of the Independent Directors. In acting or otherwise voting on matters referred to in this Section 8 that materially and adversely affect the rights of any Class of Rated Indebtedness, to the fullest extent permitted by law, the Independent Directors shall consider only the interest of ResCap, including its creditors. ResCap shall provide to each Class Agent and Bank Agent a copy of any amendment or waiver of this Agreement. ResCap’s Board of Directors shall not vote on, or authorize, any amendment to this Agreement unless there is at least one Independent Director then serving in such capacity.
      Section 9.     Assignment. This Agreement may not be assigned, except in connection with a merger or consolidation and except that all or any of the rights of GM hereunder may be assigned to any other GM Affiliate and any rights of GMAC hereunder may be assigned to any other GMAC Affiliate. No such assignment shall relieve the assigning party of its obligations hereunder.
      Section 10.     Transfer of ResCap to a GM Affiliate. GMAC may not sell, convey or otherwise transfer a majority ownership interest in ResCap to one or more GM Affiliates in a single transaction or series of transactions, unless GM and the applicable GM Affiliate(s) enter into an agreement substantially identical to this Agreement prior to the time that ResCap ceases to be a direct or indirect Subsidiary of GMAC.
      Section 11.     Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the holders of Rated Indebtedness and any lenders under any credit facility under which ResCap is a borrower shall be deemed third party beneficiaries of this Agreement; provided, further, that the remedies of such holders or lenders hereunder shall be limited to specific enforcement of the provisions of this Agreement as the same may be amended and waived pursuant to Section 8 hereof; and, provided, further, that any action to enforce the rights of the holders of Rated Indebtedness of any Class or any lenders under any credit facility under which ResCap is a borrower as third party beneficiaries shall be undertaken only by the Class Agent for such Class or any Bank Agent, as applicable.
      Section 12.     Delay and Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. Except as provided in Section 11, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any other rights or remedies that any party hereto may have.
      Section 13.     Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

      Section 14.     Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
* * * *
      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL MOTORS CORPORATION

By:	/s/ Walter G. Borst

Name: Walter G. Borst
Title: Treasurer

GENERAL MOTORS ACCEPTANCE
CORPORATION

By:	/s/ Sanjiv Khattri

Name: Sanjiv Khattri
Title: Executive Vice President and

Chief Financial Officer

RESIDENTIAL CAPITAL CORPORATION

By:	/s/ Davee L. Olson

Name: Davee L. Olson
Title: Chief Financial Officer and Director

      The independent directors have, in reliance on the benefits conferred upon them under this Operating Agreement, and the obligations placed on the Corporation, accepted their appointment as Independent Directors of the Corporation, as evidenced by their signature below.

INDEPENDENT DIRECTORS:

By:	/s/ Thomas Jacob

By:	/s/ Thomas C. Melzer

THE ISSUER
Residential Capital Corporation
8400 Normandale Lake Boulevard
Minneapolis, Minnesota 55437
United States
AUDITORS
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
United States
TRUSTEE AND CALCULATION AGENT
Deutsche Bank Trust Company Americas
60 Wall Street, 27th Floor
Mail Stop: NYC60-2710
New York, New York 10005
United States
LUXEMBOURG LISTING AGENT
Banque Générale du Luxembourg S.A.
50, avenue J.F. Kennedy
L-2951 Luxembourg
LUXEMBOURG PAYING AGENT
Banque Générale du Luxembourg S.A.
50, avenue J.F. Kennedy
L-2951 Luxembourg
LEGAL ADVISORS
To the Issuer as to U.S. law
Mayer, Brown, Rowe & Maw LLP
71 S. Wacker Drive
Chicago, Illinois 60606
United States